     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 2001.
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                               TEREX CORPORATION

             (Exact name of Registrant as specified in its charter)

           DELAWARE                        3550                    34-1531521
 (State or other jurisdiction        (Primary standard          (I.R.S. Employer
              of                        industrial
incorporation or organization)  classification code number)   Identification No.)

                               500 POST ROAD EAST
                          WESTPORT, CONNECTICUT 06880
                                 (203) 222-7170
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                         ------------------------------

                               ERIC I COHEN, ESQ.
                               TEREX CORPORATION
                               500 POST ROAD EAST
                          WESTPORT, CONNECTICUT 06880
                                 (203) 222-7170
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

           STUART A. GORDON, ESQ.                               JOHN D. ROBERTSON, ESQ.
             PERRY WILDES, ESQ.                                  ARMAND PALIOTTA, ESQ.
          ROBINSON SILVERMAN PEARCE                         HARTZOG CONGER CASON & NEVILLE
            ARONSOHN & BERMAN LLP                        201 ROBERT S. KERR AVENUE, SUITE 1600
         1290 AVENUE OF THE AMERICAS                         OKLAHOMA CITY, OKLAHOMA 73102
          NEW YORK, NEW YORK 10104                                  (405) 235-7000
               (212) 541-2000                                 (405) 235-7329 (TELECOPIER)
         (212) 541-4630 (TELECOPIER)

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE AND THE MERGER OF A WHOLLY-OWNED SUBSIDIARY OF TEREX CORPORATION WITH AND INTO CMI CORPORATION, AS DESCRIBED IN THE AGREEMENT AND PLAN OF MERGER DATED AS OF JUNE 27, 2001, BECOMES EFFECTIVE.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                           PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF            AMOUNT TO BE        OFFERING PRICE          AGGREGATE            AMOUNT OF
    SECURITIES TO BE REGISTERED         REGISTERED(1)         PER UNIT(2)       OFFERING PRICE(2)   REGISTRATION FEE(2)
Terex Corporation common stock, par
  value $0.01......................       3,592,158              $2.90           $65,107,865.20         $16,276.97

(1) The number of shares of the Registrant being registered is based upon an estimate of (x) the maximum number of shares of common stock of CMI Corporation expected to be converted into shares of common stock of the Registrant pursuant to the merger of CMI Corporation with a wholly owned subsidiary of the Registrant (22,450,988) multiplied by (y) the exchange ratio of 0.16 of a share of common stock of the Registrant for each share of common stock of CMI Corporation.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) of the Securities Act of 1933. The aggregate offering price is the product of (x) the average of the high and low prices of the Voting Class A Common Stock of CMI Corporation as reported on the New York Stock Exchange on July 24, 2001 ($2.90) and (y) the maximum number of shares of common stock of CMI Corporation expected to be converted into shares of common stock of the Registrant pursuant to the merger (22,450,988). The registration fee is calculated by multiplying the estimated aggregate offering of securities to be registered by 0.00025.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
    NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN
     OFFER TO SELL THE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY
     THE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

         PRELIMINARY COPY--SUBJECT TO COMPLETION, DATED JULY 30, 2001.
                                [CMI Letterhead]

                            ------------------------

                  MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

                            ------------------------

                                                                 August   , 2001

Dear Shareholder:

    Terex Corporation and CMI Corporation have agreed on a merger in which CMI will become a wholly-owned subsidiary of Terex. In the merger, CMI shareholders will receive 0.16 of a share of Terex common stock for each share of CMI Voting Class A Common Stock or Voting Common Stock they own, subject to a downward adjustment if the consolidated net debt of CMI exceeds $75,250,000 as of the end of the last business day of the last full week immediately preceding the closing date. Terex's common stock is listed on the New York Stock Exchange under the
trading symbol "TEX", and on August   , 2001, TEX closed at $      per share.

    The merger cannot be completed without the affirmative vote of holders of a majority of the outstanding CMI Voting Class A Common Stock and CMI Voting Common Stock, voting together as a class. CMI's shareholders will be asked to
vote upon the merger at a special meeting to be held on September   , 2001
starting at 10:00 a.m., local time, at CMI's corporate offices, I-40 and Morgan Road, Oklahoma City, Oklahoma 73101.

    AFTER CAREFUL CONSIDERATION, CMI'S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THE MERGER TO BE ADVISABLE TO YOU AND IN YOUR BEST INTERESTS AND UNANIMOUSLY APPROVED THE MERGER AGREEMENT. CMI'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

    Your vote is very important. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us.

    This proxy statement/prospectus provides you with detailed information about the proposed merger agreement and the transactions contemplated thereby. YOU SHOULD CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 17 OF THIS ENCLOSED PROXY STATEMENT/ PROSPECTUS BEFORE VOTING.

    Please do not send any CMI stock certificates at this time.

                                          Sincerely,
                                          Bill Swisher
                                          CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                                          OF THE BOARD

    This proxy statement/prospectus incorporates important business and financial information about Terex from documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Terex at the address and telephone number set forth under "Where You Can Find More Information" on page 80 of this proxy statement/prospectus.

    TO OBTAIN TIMELY DELIVERY OF REQUESTED DOCUMENTS PRIOR TO THE MEETING, YOU
MUST REQUEST THEM NO LATER THAN SEPTEMBER   , 2001, WHICH IS FIVE BUSINESS DAYS
PRIOR TO THE DATE OF THE CMI SPECIAL MEETING.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TEREX COMMON STOCK TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    This proxy statement/prospectus is dated August   , 2001 and is being first
mailed to CMI shareholders on or about August   , 2001.

                             [CMI CORPORATION LOGO]

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON SEPTEMBER   , 2001

                            ------------------------

To the shareholders of CMI Corporation:

    A special meeting of the shareholders of CMI Corporation will be held on
September   , 2001, at CMI's corporate offices, I-40 and Morgan Road, Oklahoma
City, Oklahoma 73101, starting at 10:00 a.m., local time, for the following purposes:

    1. To approve the Agreement and Plan of Merger, dated as of June 27, 2001, among Terex Corporation, its wholly-owned subsidiary and CMI Corporation, which provides:

       (a) for the merger of a wholly-owned subsidiary of Terex Corporation with and into CMI Corporation, with CMI Corporation continuing as the surviving corporation and becoming a wholly-owned subsidiary of Terex Corporation;

       (b) that if the merger is completed, each outstanding share of CMI Voting Class A Common Stock and CMI Voting Common Stock will be converted into the right to receive 0.16 of a share of Terex common stock, subject to a downward adjustment if the consolidated net debt of CMI exceeds $75,250,000 as of the end of the last business day of the last full week immediately preceding the closing date; and

       (c) as a condition to the merger, the consummation of transactions between CMI and Bill Swisher, Chief Executive Officer and Chairman of the Board of CMI, in which Mr. Swisher may receive shares of CMI Voting Class A Common Stock having a value of up to $1,080,000.

    2. To transact such other business as may properly come before the meeting or any adjournments of the meeting.

    The CMI board of directors has fixed the close of business on August   ,
2001 as the record date for determining the CMI shareholders who are entitled to notice of, and to vote at, the special meeting.

    All CMI shareholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the meeting, please take the time to vote on the proposals submitted to you by completing and mailing the enclosed proxy card in the enclosed postage-prepaid envelope. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE TO ASSURE REPRESENTATION OF YOUR SHARES. SHOULD YOU ATTEND THE SPECIAL MEETING, YOU MAY, IF YOU WISH, WITHDRAW YOUR PROXY AND VOTE YOUR SHARES IN PERSON. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote for approval of the merger agreement and the transactions contemplated therein. If you fail to return a properly executed proxy card and do not vote your shares in person at the meeting, it will have the same effect as a vote against approval of the merger agreement.

    THE CMI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

                                          By Order of the Board of Directors,
                                          Bill Swisher
                                          CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                                          OF THE BOARD

Oklahoma City, Oklahoma
August   , 2001

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
QUESTIONS AND ANSWERS ABOUT THE MERGER......................      1
SUMMARY.....................................................      3
  The Companies.............................................      3
  The Special Meeting.......................................      4
  The Merger and the Merger Agreement.......................      4
  Regulatory Approval Required..............................      7
  Interests of Certain Persons in the Merger................      7
  Accounting Treatment......................................      7
  Material United States Federal Income Tax Consequences....      7
  Appraisal Rights..........................................      7
  Voting Agreements.........................................      8
  Agreements with Bill Swisher..............................      8
  Comparison of Shareholders' Rights........................      8
TEREX SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA.......      9
CMI SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA.........     12
COMPARATIVE MARKET PRICE DATA AND PER SHARE DATA............     14
  Comparative Market Price Data and Dividends...............     14
  Unaudited Comparative Per Share Data......................     15
RISK FACTORS................................................     17
  Risks Relating to the Merger..............................     17
    If CMI Exceeds a Specified Debt Level, the Exchange
     Ratio for the Shares
      of Terex to Be Received in the Merger Will Be Adjusted
     Downward...............................................     17
    The Value of the Terex Common Stock CMI Shareholders
     Will Receive
      in the Merger Will Depend on its Market Price at the
     Time of the Merger.....................................     17
    The Price of Terex Common Stock May Be Affected by
     Factors Different from Those Affecting the Price of CMI
     Common Stock...........................................     17
    Terex May Not Be Able to Effectively and Efficiently
     Integrate CMI into its
      Operations and Realize the Expected Benefits of the
     Merger.................................................     17
    Significant Charges and Expenses Will Be Incurred as a
     Result of the Merger...................................     18
    Payments of Fees and Expenses by CMI if the Merger Fails
     to Occur Could
      Adversely Affect its Ability to Engage in Other
     Transactions...........................................     18
    CMI's Executive Officers and Directors May Have
     Interests in the
      Merger Different from Those of CMI Shareholders.......     18
    Failure to Complete the Merger Could Negatively Impact
     CMI's Stock Price
      and Future Business and Operations....................     18
    The Termination Fee and the Voting Agreements May
     Discourage Other
      Companies from Trying to Acquire CMI..................     19
  Risks Relating to Terex...................................     19
    Terex's Debt Levels May Limit its Future Ability to
     Obtain Additional Financing and to Pursue Business
     Opportunities..........................................     19
    Terex's Inability to Comply with the Restrictive Debt
     Covenants Contained
      in its Existing Debt Agreements Could Lead to an
     Acceleration of its
      Debt Under its Debt Agreements and Possibly
     Bankruptcy.............................................     20
    Terex Faces Limitations on its Ability to Integrate
     Acquired Businesses....................................     20
    Terex's Business Is Highly Cyclical.....................     20
    Terex Operates in a Highly Competitive Industry.........     20
    Terex Relies on Key Management..........................     20

                                                                PAGE
                                                              --------
    Terex Is Subject to Currency Fluctuations and Other
     Risks from its
      International Operations..............................     21
    Compliance with Environmental and Other Governmental
     Regulations
      Could Be Costly and Require Terex to Make Significant
     Expenditures...........................................     21
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS.......     21
THE CMI CORPORATION SPECIAL MEETING.........................     22
  Date, Time and Place......................................     22
  Matters to be Considered at the Special Meeting...........     22
  Vote Required.............................................     23
  Voting of Proxies.........................................     23
  Record Date; Stock Entitled to Vote; Quorum...............     23
  Solicitation of Proxies...................................     24
THE MERGER..................................................     25
  General...................................................     25
  Background of the Merger..................................     25
  CMI's Reasons for the Merger..............................     29
  Recommendation of the CMI Board of Directors..............     31
  Opinion of CMI's Financial Advisor........................     31
  Interests of Certain Persons in the Merger................     35
  Voting Agreements.........................................     36
  Regulatory Approval Required..............................     37
  Management and Operations Following the Merger............     37
  Accounting Treatment......................................     37
  Material United States Federal Income Tax Consequences....     38
  Appraisal Rights..........................................     40
  Listing of the Terex Common Stock to be Issued in the
    Merger..................................................     42
  Delisting and Deregistration of CMI Voting Class A Common
    Stock after the Merger..................................     42
  Federal Securities Law Consequences.......................     42
THE AGREEMENT AND PLAN OF MERGER............................     43
  General...................................................     43
  Conversion of Shares......................................     43
  Treatment of Stock Options................................     46
  Employee Matters..........................................     46
  Procedure for the Exchange of Stock Certificates..........     46
  Representations and Warranties............................     47
  Certain Covenants Relating to Conduct of Business.........     49
  No Solicitation...........................................     50
  Additional Agreements.....................................     51
  Director and Officer Indemnification......................     52
  Conditions to the Merger..................................     53
  Termination; Termination Fees and Expenses................     54
  Amendment and Waiver......................................     56
  Fees and Expenses.........................................     56
AGREEMENTS WITH BILL SWISHER................................     57
INFORMATION ABOUT TEREX.....................................     57
INFORMATION ABOUT CMI.......................................     58
  Business..................................................     58
  Principal Products........................................     59
  Financial Information About Geographic Areas..............     62
  Properties and Facilities.................................     62

                                                                PAGE
                                                              --------
  Legal Proceedings.........................................     62
  Security Ownership of Certain Beneficial Owners and
    Management..............................................     63
CMI'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................     65
  Results of Operations.....................................     65
  Liquidity and Capital Resources...........................     68
  Recent Accounting Pronouncements..........................     70
  Supplementary Quarterly Financial Data (Unaudited)........     71
  Quantitative and Qualitative Disclosure About Market
    Risk....................................................     71
DESCRIPTION OF TEREX COMMON STOCK...........................     72
  General...................................................     72
  Common Stock..............................................     72
COMPARISON OF SHAREHOLDERS' RIGHTS..........................     73
  Capital Stock.............................................     73
  Number, Election and Removal of Directors.................     73
  Amendments to Charter and Bylaws..........................     75
  Special Meetings of Shareholders..........................     75
  Action Without a Meeting..................................     75
  Inspection of Shareholder List............................     76
  Limitation of Directors' Liability........................     76
  Indemnification of Directors and Officers.................     76
  Appraisal Rights..........................................     77
  Oklahoma Control Shares Act...............................     78
  Rights Plan...............................................     79
  Interested Shareholder Transactions.......................     79
LEGAL MATTERS...............................................     79
EXPERTS.....................................................     79
FUTURE STOCKHOLDER PROPOSALS................................     80
WHERE YOU CAN FIND MORE INFORMATION.........................     80
INDEX TO CMI'S CONSOLIDATED FINANCIAL STATEMENTS............    F-1

Annex A                        --   Agreement and Plan of Merger dated as of June 27, 2001
Annex B-1                      --   Voting Agreement with Recovery Equity Investors, L.P.
                                    Voting Agreement with Bill Swisher and affiliates of Bill
Annex B-2                      --     Swisher
Annex C                        --   Opinion of Credit Suisse First Boston Corporation
Annex D                        --   Section 1091 of the Oklahoma General Corporation Act

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: What is the proposed transaction for which I am being asked to vote?

A: CMI proposes to be acquired by Terex pursuant to the terms of a merger agreement as a result of which CMI will become a wholly-owned subsidiary of Terex.

Q: What will happen to my CMI common stock in the merger?

A: Regardless of whether you own CMI Voting Class A Common Stock or CMI Voting
    Common Stock, you will receive 0.16 of a share of Terex common stock for each share of CMI common stock that you own at the completion of the merger, assuming no adjustments to the exchange ratio. You will receive cash for any fractional share that you would otherwise receive in the merger. Each outstanding share of Terex common stock will remain outstanding and be unaffected by the merger.

Q: How will the number of shares of Terex common stock that I am to receive in the merger be adjusted as a result of the debt of CMI?

A: In the event the consolidated net debt of CMI, as described in the merger agreement, exceeds $75,250,000 as of the end of the last business day of the last full week immediately preceding the closing date, the exchange ratio of
    0.16 will be adjusted downward. If CMI's consolidated net debt is greater than $75,250,000 but no more than $90,000,000 on the relevant date, then the exchange ratio will range from 0.16 to 0.1458. If CMI's consolidated net debt on the relevant date is greater than $90,000,000, then the exchange ratio would be further reduced by approximately .0021 for each $1,000,000 that CMI's consolidated net debt exceeds $90,000,000. If CMI's consolidated net debt is lower than $75,250,000, no upward adjustment will be made to the exchange ratio.

Q: Does the CMI board of directors support the merger?

A: Yes. The CMI board of directors has unanimously determined that the merger is advisable and in the best interests of the CMI shareholders and recommends that CMI shareholders vote for approval of the merger agreement.

Q: Why does the CMI board of directors support the merger?

A: The CMI board of directors believes the merger to be advisable and in the best interests of the CMI shareholders because, among other things, CMI shareholders will have the opportunity to receive shares in Terex and participate in the potential growth of the combined company, a more diversified and financially stronger enterprise than CMI alone.

Q: When do you expect the merger to be completed?

A: We are working toward completing the merger shortly after the special meeting of CMI shareholders.

Q: Where do shares of Terex common stock trade?

A: Terex common stock is listed and traded on the New York Stock Exchange under the symbol "TEX."

Q: Will CMI shares continue to be traded on the New York Stock Exchange after the merger is completed?

A: No. If the merger is completed, CMI shares will no longer be listed for trading on the New York Stock Exchange.

Q: What are the federal income tax consequences of the merger?

A: In general, it is expected that CMI shareholders will not be required to pay federal income tax as a result of exchanging CMI common stock for Terex common stock in the merger, except for taxes on any cash that is received in lieu of fractional shares.

Q: When and where will the special meeting take place?

A: The special meeting will be held on September   , 2001, at 10:00 a.m., local
    time, at the offices of CMI Corporation located at I-40 and Morgan Road, Oklahoma City, Oklahoma 73101.

Q: What do I need to do now?

A: We urge you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the merger would affect you as a shareholder. You also may want to review the documents referenced under "Where You Can Find More Information."

Q: How do I vote?

A: Indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed postage-prepaid return envelope as soon as possible so that your shares may be represented at the special meeting. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger agreement and the transactions contemplated by the merger agreement. If you fail to return your proxy card and do not vote in person at the meeting, the effect will be the same as a vote against the merger agreement.

Q: If my shares are held in a brokerage account, how will my shares be voted?

A: Your broker will not vote your shares for you unless you provide your broker with written instructions on how to vote. As a result, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q: May I change my vote after I have mailed a signed proxy card?

A: Yes. You may change your vote in one of the following three ways at any time before your proxy is voted at the special meeting. First, you may send a written notice stating that you would like to revoke your proxy. Second, you may complete a new, later-dated proxy card. Third, you can attend the special meeting and vote in person. If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Secretary of CMI before the special meeting. If you have instructed a broker to vote your shares, you must follow the directions received from your broker to change your vote or to vote in person at the meeting.

Q: Are CMI shareholders entitled to appraisal rights?

A: Yes, but only if you own shares of CMI Voting Common Stock. Most shareholders own shares of CMI Voting Class A Common Stock, which is the class of stock traded on the New York Stock Exchange under the symbol "CMI." Those shareholders who own shares of Voting Class A Common Stock are not entitled to appraisal rights under Oklahoma law.

Q: Should I send you my CMI stock certificates now?

A: No. After the merger is completed, we will send you written instructions for exchanging your stock certificates.

Q: Whom do I call with questions?

A: CMI shareholders who have questions about the merger should contact:

                                 Jim D. Holland
                                CMI Corporation
                                 P. O. Box 1985
                              I-40 and Morgan Road
                         Oklahoma City, Oklahoma 73101
                                 (405) 787-6020

                                    SUMMARY

    THIS SUMMARY, TOGETHER WITH THE QUESTIONS AND ANSWERS ABOUT THE MERGER, MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THIS ENTIRE DOCUMENT AND THE OTHER DOCUMENTS WE REFER TO FOR A MORE COMPLETE UNDERSTANDING OF THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. IN ADDITION, WE INCORPORATE BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION INTO THIS PROXY STATEMENT/PROSPECTUS. YOU MAY OBTAIN THE INFORMATION INCORPORATED BY REFERENCE WITHOUT CHARGE BY FOLLOWING THE INSTRUCTIONS IN THE SECTION "WHERE YOU CAN FIND MORE INFORMATION." WHERE NECESSARY, WE HAVE INCLUDED PAGE REFERENCES TO DIRECT YOU TO A MORE COMPLETE DESCRIPTION OF THE TOPICS IN THIS SUMMARY.

THE COMPANIES

    TEREX CORPORATION (See page 57)
    500 Post Road East, Suite 320
    Westport, Connecticut 06880
    Telephone: (203) 222-7170

    Terex is a diversified global manufacturer of a broad range of equipment for the construction, infrastructure and mining industries. Terex is building a strong franchise under the Terex brand name by delivering reliable, cost-effective products designed to improve its customers' return on invested capital. Terex manufactures and sells telescopic mobile cranes (including rough terrain, truck and all terrain mobile cranes), tower cranes (including self-erecting, hammerhead, flat top and luffing jib tower cranes), lattice boom cranes, utility aerial devices (including digger derricks and articulated aerial devices), telescopic material handlers (including container stackers and rough terrain, telescopic boom material handlers), truck-mounted cranes (boom trucks), aerial work platforms (including scissor, articulated boom and straight telescoping aerial work platforms), large hydraulic excavators, loader backhoes, articulated and rigid off-highway trucks, high capacity surface mining trucks, scrapers, crushing and screening equipment, asphalt pavers, asphalt mixing plants, and related components and replacement parts. In addition, Terex manufactures and sells various light construction equipment, including mobile and portable floodlighting systems, concrete power trowels, concrete placement systems, concrete finishing systems, concrete mixers, generators, traffic control products, and related component and replacement parts.

    Terex's products are manufactured at 39 plants in North America, Europe, Australia and Asia, and are sold primarily through a worldwide distribution network with over 1,000 locations to the global construction, infrastructure and surface mining markets.

    You can find additional information about Terex in its filings with the Securities and Exchange Commission. For more details about how you can obtain this information, you should read the section of this proxy statement/prospectus entitled "Where You Can Find More Information".

    CMI CORPORATION (See page 58)
    P. O. Box 1985
    I-40 and Morgan Road
    Oklahoma City, Oklahoma 73101
    Telephone: (405) 787-6020

    CMI manufactures and markets a wide variety of mobile equipment and materials processing equipment for the road building and heavy construction industry. CMI's mobile equipment includes concrete pavers, machines for concrete placing and spreading, finishing, texturing and curing, pavement profiling machines, pavement reclaimers, automated fine grading, materials spreading and placing equipment, soil stabilizers and soil compacting machines, trailers used by the construction and mining industries, industrial scales, and bridge and canal paving equipment. CMI's materials processing equipment includes a wide variety of paving material production plants for the manufacture of both hot mix asphalt and concrete pavements. CMI also manufactures plants that recycle old pavements, thermal systems for remediating contaminated soils and sanitizing medical waste, compactors and industrial and green waste grinding machines.

    You can find additional information about CMI in its filings with the Securities and Exchange Commission. For more details about how you can obtain this information, you should read the section of this proxy statement/prospectus entitled "Where You Can Find More Information".

THE SPECIAL MEETING

    DATE, TIME, PLACE AND PURPOSE (See page 22)

    The special meeting of CMI shareholders will be held on September   , 2001
at CMI's corporate offices at I-40 and Morgan Road, Oklahoma City, Oklahoma 73101, starting at 10:00 a.m., local time. At the special meeting, CMI shareholders will be asked to consider and vote upon the merger agreement.

    VOTE REQUIRED (See page 23)

    The completion of the merger is conditioned upon approval of the merger agreement by the holders of a majority of the outstanding shares of CMI Voting Class A Common Stock and CMI Voting Common Stock, voting together as a class. IF YOU FAIL TO VOTE BY NOT RETURNING YOUR PROXY CARD OR BY ABSTAINING FROM VOTING, IT WILL HAVE THE EFFECT OF A VOTE AGAINST THE MERGER AGREEMENT. A broker who holds CMI common stock as your nominee generally will not have the authority to vote your shares unless you provide the broker with voting instructions.

    CMI shareholders beneficially owning an aggregate of 42.3% of the CMI common stock outstanding on the record date have entered into agreements with Terex in which they have agreed to vote their shares of CMI common stock for approval of the merger agreement. Copies of these agreements are attached to this proxy statement/prospectus as Annexes B-1 and B-2. As of the record date, the directors and executive officers of CMI and their affiliates who did not enter into voting agreements held and were entitled to vote approximately 378,526 additional shares (or approximately 1.8%) of the CMI common stock outstanding on that date. We have been informed that these directors and executive officers intend to vote for the merger agreement. The directors and executive officers of Terex, as a group, do not own any shares of CMI common stock.

    RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM (See page 23)

    Holders of record of shares of CMI common stock at the close of business on
the record date, August   , 2001, will be entitled to notice of, and to vote at,
the special meeting of CMI shareholders. On the record date, there were shares of CMI common stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at the special meeting. The holders of one-third of the outstanding shares of CMI common stock entitled to vote at the special meeting must be present, in person or by proxy, at the special meeting for there to be a quorum.

THE MERGER AND THE MERGER AGREEMENT

    THE MERGER AGREEMENT (See page 43)

    The merger agreement is the legal document which governs the merger. We encourage you to read the merger agreement which is attached as Annex A to this proxy statement/prospectus.

    SUMMARY OF THE TRANSACTION (See page 43)

    In the proposed merger, a wholly-owned subsidiary of Terex will be merged into CMI and CMI will become a wholly-owned subsidiary of Terex.

    WHAT THE HOLDERS OF CMI COMMON STOCK WILL RECEIVE IN THE MERGER (See page
43)

    If the merger is completed, each outstanding share of CMI Voting Class A Common Stock and each outstanding share of CMI Voting Common Stock will be converted into the right to receive 0.16 of a share of Terex common stock, subject to downward adjustment if CMI's consolidated net debt is greater than $75,250,000 as of the end of the last business day of the last full week immediately preceding the closing date, also known as the net debt determination date. If CMI's consolidated net debt is greater than $75,250,000 but no more than $90,000,000 on the net debt determination date, then the exchange ratio of
0.16 will range from 0.16 to 0.1458. If CMI's consolidated net debt on the net debt determination date is greater than $90,000,000, then the exchange ratio would be further reduced by approximately .0021 for each $1,000,000 that CMI's consolidated net debt exceeds $90,000,000. If CMI's consolidated net debt is lower than $75,250,000, no upward adjustment will be made to the exchange ratio.

    Terex will not issue any fractional shares of Terex common stock in the merger. Instead, CMI shareholders will receive cash for fractional shares.

    The Terex common stock is listed on the New York Stock Exchange under the symbol "TEX".

    RECOMMENDATION OF THE CMI BOARD OF DIRECTORS (See page 31)

    CMI'S BOARD OF DIRECTORS BELIEVES THE MERGER TO BE ADVISABLE TO, AND IN THE BEST INTERESTS OF, CMI'S SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

    OPINION OF CMI'S FINANCIAL ADVISOR (See page 31)

    In deciding to approve the merger agreement and the merger, CMI's board of directors considered, among other things, the opinion of Credit Suisse First Boston Corporation, or CSFB, its financial advisor, to the effect that, as of the date of the CSFB opinion, the aggregate consideration to be received by the CMI shareholders in the merger was fair to such holders from a financial point of view. The full text of CSFB's opinion is attached as Annex C to this proxy statement/prospectus. CMI shareholders are urged to read carefully the opinion of CSFB in its entirety as well as the description of the analysis and assumptions upon which the opinion is based (see page 31). The opinion of CSFB is directed to the CMI board of directors and is not a recommendation to any shareholder on how to vote on the merger agreement.

    CONDITIONS TO THE MERGER (See page 53)

    The obligations of CMI and Terex to complete the merger are subject to the satisfaction of certain conditions, including:

    - obtaining the requisite approval of CMI shareholders;

    - the absence of any material adverse change in the business, results of operations, financial conditions or prospects of CMI or Terex;

    - obtaining the requisite regulatory approvals;

    - the continuing accuracy at the time of the merger of the representations and warranties made by Terex and CMI in the merger agreement (except to the extent that any failure of the representations and warranties to be true and correct would not have a material adverse effect on Terex or
      CMI); and

    - the transactions contemplated by the agreement among CMI, Bill Swisher and Industrial Investments, a general partnership controlled by Mr. Swisher, shall have been consummated.

    The parties each have the right to waive any conditions to their respective obligations to complete the merger.

    TERMINATION OF THE MERGER AGREEMENT (See page 54)

    Terex and CMI can mutually agree to terminate the merger agreement, and either company may terminate the merger agreement on its own if:

    - the merger is not completed by December 31, 2001;

    - a court or other governmental or regulatory authority permanently prohibits the merger; or

    - the merger is not approved by the CMI shareholders.

    Terex may terminate the merger agreement if:

    - the CMI board of directors withdraws, modifies or changes, in a manner adverse to Terex, its approval or recommendation of the merger or recommends an alternative transaction;

    - CMI breaches the "no solicitation" provisions of the merger agreement and, if the breach is curable, the breach is not cured after written notice; or

    - there has been a material breach by CMI of any of its representations, warranties, covenants or agreements contained in the merger agreement and, if the breach is curable, the breach is not cured after written notice.

    CMI may terminate the merger agreement if there has been a material breach by Terex of any of its representations, warranties, covenants or agreements contained in the merger agreement and, if the breach is curable, the breach is not cured after written notice.

    TERMINATION FEES AND EXPENSES (See page 55)

    Depending on the reason for the termination of the merger agreement, as discussed in "The Agreement and Plan of Merger--Termination; Termination Fees and Expenses," CMI may be required to reimburse Terex for transactional expenses of up to $1,000,000 and CMI may also be required to pay Terex a termination fee of $3,000,000.

    NO SOLICITATION OF OTHER TRANSACTIONS (See page 50)

    CMI has agreed that it will not initiate, solicit or encourage any inquiries or offers to acquire all or any significant portion of its assets or equity securities, or any of its subsidiaries, other than the merger with Terex.

    Notwithstanding the above restrictions, the merger agreement does not prohibit CMI from entering into discussions with respect to an unsolicited proposal if the CMI board of directors determines that the discussions are required by its fiduciary duties to its shareholders.

    PROCEDURE FOR EXCHANGE OF STOCK CERTIFICATES (See page 46)

    Following the merger, a letter of transmittal will be mailed to all holders of record of CMI common stock, which will contain instructions for surrendering CMI stock certificates in exchange for certificates representing shares of Terex common stock. Certificates should not be surrendered until the letter of transmittal is received.

REGULATORY APPROVAL REQUIRED (See page 37)

    Terex and CMI filed the required notifications and report forms for the merger with the Department of Justice and the Federal Trade Commission on
July 30, 2001 and received clearance for the merger effective             ,
2001.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (See page 35)

    The executive officers and directors of CMI may have interests in the merger that are different from, or in addition to, those of CMI shareholders. In considering the recommendations of the CMI board of directors with respect to the merger, you should consider those interests.

    These interests include agreements providing for a payment by CMI of $1,800,000 to Bill Swisher, as described below in "--Agreements with Bill Swisher." In addition, if Carl Hatton, CMI's Chief Operating Officer, elects to terminate his employment agreement with CMI within 180 days after the closing of the merger, then for a period of one year following the closing of the merger CMI will pay Mr. Hatton his base salary plus an amount equal to the premium CMI would have paid for health benefits for Mr. Hatton and his dependents as if Mr. Hatton were an employee of CMI. Also, Jim Holland, CMI's Chief Financial Officer, has an agreement with CMI which provides for the payment of a severance amount to Mr. Holland if his employment with CMI is terminated without cause within the two year period following the merger. Also, Terex will maintain directors' and officers' insurance and provide indemnification arrangements for directors and officers of CMI.

    The CMI board of directors was aware of these interests and considered them in approving the merger agreement.

ACCOUNTING TREATMENT (See page 37)

    Terex will account for the merger using the purchase method of accounting in accordance with accounting principles generally accepted in the United States of America. Purchase accounting requires that the purchase price and costs of the acquisition be allocated to all of the assets acquired and liabilities assumed, based on their fair values.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES (See page 38)

    The merger is intended to qualify as a "reorganization" under the Internal Revenue Code of 1986, as amended, and Terex and CMI will each use their respective commercially reasonable efforts to cause the merger to be treated as a "reorganization." Assuming the merger qualifies as a "reorganization," no gain or loss will be recognized by Terex, CMI, or CMI shareholders who receive Terex common stock as a result of the merger, except with respect to the receipt of cash in lieu of fractional shares of Terex common stock by CMI shareholders.

    BECAUSE THE FEDERAL TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON EACH CMI SHAREHOLDER'S PARTICULAR CIRCUMSTANCES, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES TO YOU OF THE MERGER.

APPRAISAL RIGHTS (See page 40)

    Under Oklahoma law, CMI shareholders who own shares of Voting Class A Common Stock, which is the class of stock traded on the New York Stock Exchange under the symbol "CMI," will not be entitled to exercise appraisal rights as a result of the merger or to demand payment for their shares. However, holders of shares of CMI Voting Common Stock will be entitled to seek appraisal of their shares.

VOTING AGREEMENTS (See page 36)

    Recovery Equity Investors, L.P., or REI, Bill Swisher and affiliated trusts of Bill Swisher have entered into voting agreements under which REI, Bill Swisher and affiliated trusts of Bill Swisher have agreed to vote the shares they own or have the right to vote in favor of approval of the merger agreement and have granted to Terex an irrevocable proxy to vote these shares in favor of the merger agreement.

    REI, Bill Swisher and affiliated trusts of Bill Swisher own, in the aggregate, approximately 9,183,550 shares of CMI common stock, representing approximately 42.3% of the outstanding shares of CMI common stock. Copies of the voting agreements are attached to this proxy statement/prospectus as Annexes B-1 and B-2.

AGREEMENTS WITH BILL SWISHER (See page 57)

    Mr. Swisher and Industrial Investments, a general partnership controlled by Mr. Swisher, have entered into an agreement with CMI pursuant to which Mr. Swisher and Industrial Investments will, among other things, transfer to CMI certain real and personal properties currently being used by CMI and release all claims they may have against CMI. In addition, Mr. Swisher, Terex and CMI have entered into a non-competition agreement pursuant to which Mr. Swisher has agreed, among other things, to not compete with CMI or its subsidiaries for a period of ten years. In consideration of the transactions and covenants set forth in these agreements, CMI will pay to Mr. Swisher the sum of $1,800,000. Terex has the option of causing CMI to satisfy the $1,800,000 payment in cash or a combination of cash and CMI Voting Class A Common Stock. If Terex elects for Mr. Swisher to receive a combination of cash and CMI Voting Class A Common Stock, Mr. Swisher will receive at least 40% of the payment in cash, unless he agrees otherwise. The consummation of these transactions is a condition to the consummation of the merger. Under the rules of the New York Stock Exchange, if the number of shares of CMI Voting Class A Common Stock issued to Mr. Swisher exceeds one percent of the number of shares of CMI common stock then outstanding, the issuance of those shares must be approved by the shareholders of CMI. A vote "FOR" approval of the merger agreement will also be deemed to be approval of the issuance of shares of CMI Voting Class A Common Stock to Mr. Swisher pursuant to the terms of these agreements.

COMPARISON OF SHAREHOLDERS' RIGHTS (See page 73)

    Upon completion of the merger, holders of CMI common stock will become stockholders of Terex, and thus will be governed by Terex's restated certificate of incorporation and amended and restated bylaws. The internal affairs of Terex are governed by the Delaware General Corporation Law and Terex's restated certificate of incorporation and amended and restated bylaws, which are different than the law governing the internal affairs of CMI and the certificate of incorporation and amended and restated bylaws of CMI.

             TEREX SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

    The following table sets forth Terex's selected financial data as of and for the five years ended December 31, 2000 and for the three-month periods ended March 31, 2000 and 2001. The financial data for each of the five years in the period ended December 31, 2000 has been derived from Terex's audited consolidated financial statements and the related notes thereto. The financial data for each of the three years in the period ended December 31, 2000 are incorporated by reference in this proxy statement/prospectus. The selected historical financial data as of and for the three-month periods ended March 31, 2000 and 2001 have been derived from Terex's unaudited interim financial statements and the related notes thereto incorporated by reference in this proxy statement/prospectus. The selected financial data is not necessarily indicative of Terex's future results.

                                                                                                                 THREE MONTHS
                                                                                                                     ENDED
                                                            YEAR ENDED DECEMBER 31,                                MARCH 31,
                                        ----------------------------------------------------------------      -------------------
                                          1996          1997          1998          1999          2000          2000       2001
                                        --------      --------      --------      --------      --------      --------   --------
INCOME STATEMENT DATA:
  Net sales...........................   $678.5        $842.3       $1,233.2      $1,856.6      $2,068.7      $  553.5   $  477.4
  Cost of goods sold..................    609.3 (1)     702.7        1,007.4       1,539.9 (11)  1,705.1 (14)    456.8      398.8
                                         ------        ------       --------      --------      --------      --------   --------
  Gross profit........................     69.2 (1)     139.6          225.8         316.7         363.6          96.7       78.6
  Selling, general and administrative
    expenses..........................     64.1 (2)      68.5          103.8         138.4 (12)    165.3 (15)     41.7       40.6
                                         ------        ------       --------      --------      --------      --------   --------
  Income from operations..............      5.1 (3)      71.1          122.0         178.3 (13)    198.3 (16)     55.0       38.0
  Interest income.....................      1.2           0.9            2.7           5.3           5.5           1.1        2.0
  Interest expense....................    (44.8)(4)     (39.4)         (47.2)        (82.8)        (99.8)        (26.0)     (21.0)
  Amortization of debt issuance
    costs.............................     (2.6)         (2.6)          (2.1)         (2.6)         (3.5)         (0.9)      (0.6)
  Gain on sale of businesses..........       --            --             --            --          57.2            --         --
  Other income (expense), net.........     (1.1)          1.0           (0.9)          0.2           1.9           0.3       (0.2)
                                         ------        ------       --------      --------      --------      --------   --------
  Income (loss) from continuing
    operations before income taxes and
    extraordinary items...............    (42.2)         31.0           74.5          98.4         159.6          29.5       18.2
  Provision for income taxes..........    (12.1)(5)      (0.7)          (1.7)         74.5         (55.7)         (9.4)      (5.8)
                                         ------        ------       --------      --------      --------      --------   --------
  Income (loss) from continuing
    operations before extraordinary
    items.............................    (54.3)         30.3           72.8         172.9         103.9          20.1       12.4
  Income (loss) from discontinued
    operations........................    102.0 (6)        --             --            --          (7.3)           --         --
                                         ------        ------       --------      --------      --------      --------   --------
  Income before extraordinary items...     47.7          30.3           72.8         172.9          96.6          20.1       12.4
  Extraordinary loss on retirement of
    debt..............................       --         (14.8)(8)      (38.3)(10)       --          (1.5)           --       (2.3)
                                         ------        ------       --------      --------      --------      --------   --------
  Net income..........................     47.7          15.5           34.5         172.9          95.1          20.1       10.1
  Less preferred stock accretion......    (22.9)(7)      (4.8)(9)         --            --            --            --         --
                                         ------        ------       --------      --------      --------      --------   --------
  Income applicable to common stock...   $ 24.8        $ 10.7       $   34.5      $  172.9      $   95.1      $   20.1   $   10.1
                                         ======        ======       ========      ========      ========      ========   ========

  Per common and common equivalent
    share:
    Basic
      Income (loss) from continuing
        operations....................   $(6.54)       $ 1.57       $   3.52      $   7.14      $   3.82      $   0.73   $   0.46
      Income (loss) from discontinued
        operations....................     8.64            --             --            --         (0.27)           --         --
                                         ------        ------       --------      --------      --------      --------   --------
      Income before extraordinary
        items.........................     2.10          1.57           3.52          7.14          3.55          0.73       0.46
      Extraordinary loss on retirement
        of debt.......................       --         (0.91)         (1.85)           --         (0.05)           --      (0.09)
                                         ------        ------       --------      --------      --------      --------   --------
      Net income......................   $ 2.10        $ 0.66       $   1.67      $   7.14      $   3.50      $   0.73   $   0.37
                                         ======        ======       ========      ========      ========      ========   ========

                                                                                                                 THREE MONTHS
                                                                                                                     ENDED
                                                            YEAR ENDED DECEMBER 31,                                MARCH 31,
                                        ----------------------------------------------------------------      -------------------
                                          1996          1997          1998          1999          2000          2000       2001
                                        --------      --------      --------      --------      --------      --------   --------
    Diluted
      Income (loss) from continuing
        operations....................   $(5.81)       $ 1.44       $   3.25      $   6.75      $   3.72      $   0.71   $   0.45
      Income (loss) from discontinued
        operations....................     7.67            --             --            --         (0.26)           --      (0.08)
                                         ------        ------       --------      --------      --------      --------   --------
      Income before extraordinary
        items.........................     1.86          1.44           3.25          6.75          3.46          0.71       0.37
      Extraordinary loss on retirement
        of debt.......................       --         (0.84)         (1.71)           --         (0.05)           --         --
                                         ------        ------       --------      --------      --------      --------   --------
      Net income......................   $ 1.86        $ 0.60       $   1.54      $   6.75      $   3.41      $   0.71   $   0.37
                                         ======        ======       ========      ========      ========      ========   ========

  Average Number of Common and Common
    Equivalent Shares Outstanding in
    Per Share Calculation (in
    millions)
      Basic...........................     11.8          16.2           20.7          24.2          27.2          27.5       26.8
      Diluted.........................     13.3          17.7           22.4          25.6          27.9          28.4       27.4

BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital.....................   $195.2        $190.4       $  346.2      $  735.8      $  666.8      $  743.8   $  740.8
  Total assets........................   $471.2        $588.5       $1,151.2      $2,177.5      $1,983.7      $2,166.4   $2,066.6
  Total debt..........................   $281.3        $300.1       $  631.3      $1,156.4      $  902.5      $1,132.1   $1,006.2
  Stockholders' equity (deficit)......   $(71.7)       $ 59.6       $   98.1      $  432.8      $  451.5      $  436.5   $  421.3

------------------------------

(1) Cost of goods sold includes $27.1 million in nonrecurring charges. Excluding these charges, gross profit would have been $96.3 million or 14.2% of net sales.

(2) Selling, general and administrative expenses includes $2.8 million in nonrecurring charges. Excluding these charges, selling, general and administrative expenses would have been $61.3 million.

(3) Includes the effect of the nonrecurring charges set forth in (1) and
    (2) above. Excluding these charges, income from operations would have been $35.1 million.

(4) On November 27, 1996, Terex sold its former subsidiary Clark Material Handling Company and certain affiliated companies, also known as Clark Material Handling Segment. As a result, the Clark Material Handling Segment was accounted for as a discontinued operation for the year ended
    December 31, 1996. Accounting principles generally accepted in the United States of America permit, but do not require, the allocation of interest expense between continuing operations and discontinued operations. Terex did not allocate interest expense to discontinued operations. This allocation, although permitted, would not necessarily have reflected the use of proceeds from the sale of the Clark Material Handling Segment and the effect on interest expense of Terex's continuing operations. As a result, loss from Terex's continuing operations includes most of Terex's interest expense, and income from Terex's discontinued operations does not include any material interest expense.

(5) This charge primarily reflects the utilization of acquired net operating losses by P.P.M. S.A., a subsidiary of Terex.

(6) Represents income from operations of $17.5 million of the Clark Material Handling Segment, and the gain on its sale of $84.5 million.

(7) Includes:

    - annual accretion on Terex's Series A Cumulative Redeemable Convertible Preferred Stock of $7.7 million, which was irrevocably called for redemption in December 1996;

    - annual accretion on Terex's Series B Cumulative Redeemable Convertible Preferred Stock of $0.1 million, which was converted in December 1997 into 87,300 shares of Terex common stock;

    - annual accretion of redeemable preferred stock of one of Terex's subsidiaries of $0.6 million, which was exchanged in December 1997 for 705,969 shares of Terex common stock; and

    - a $14.5 million nonrecurring charge as a result of the redemption of Terex's Series A Cumulative Redeemable Convertible Preferred Stock.

(8) Represents the effect of:

    - the 9.46% redemption premium and the pro rata write-off of debt origination costs and original issue discount on the redemption of a portion of Terex's then existing senior secured notes; and

    - the early termination fee and the write-off of debt origination costs on the termination of the then existing domestic credit facility in April 1997.

(9) Includes a $3.2 million nonrecurring charge as a result of the redemption of the redeemable preferred stock of one of Terex's subsidiaries.

(10) Represents the effect of:

    - the premium and the write-off of debt origination fees and original issue discount on the purchase of all of Terex's then outstanding senior secured notes; and

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(FOOTNOTES CONTINUED FROM PRECEDING PAGE)

    - the fees and expenses and the write-off of debt origination costs on the early termination of certain of Terex's then existing credit facilities.

(11) Cost of goods sold includes $12.9 million in nonrecurring charges related to the operations and closure of Terex's Milwaukee facility in the fourth quarter of 1999.

(12) Selling, general and administrative expenses include ($0.6) in nonrecurring charges related to headcount reductions at O&K Germany offset by a favorable legal settlement.

(13) Includes the effect of the nonrecurring charges set forth in (11) and
    (12) above. Excluding these charges, income from operations would have been $190.6 million.

(14) Cost of goods sold includes $9.9 million of nonrecurring charges related to the closing of the Terex distribution facility in the United Kingdom, an aggregate customer filing bankruptcy and the further integration of Terex's mining businesses.

(15) Selling, general and administrative expenses include $3.4 million in nonrecurring charges related to the closing of the Terex distribution facility in the United Kingdom, headcount reductions in Terex's mining business and due diligence costs associated with a large potential acquisition which did not come to fruition, offset partially by a curtailment gain related to one of Terex's pension plans.

(16) Includes the effect of the nonrecurring charges set forth in (14) and
    (15) above. Excluding these charges, income from operations would have been $211.6 million.

              CMI SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

    CMI derived the selected balance sheet data set forth below as of December 31, 1999 and 2000, and the statement of operations data for each of the years in the three-year period ended December 31, 2000, from its consolidated financial statements, which have been audited by KPMG LLP, and which are contained in this proxy statement/prospectus. CMI derived the selected balance sheet data as of December 31, 1996, 1997 and 1998, and the statement of operations data for the two years ended December 31, 1996 and 1997, from its audited financial statements which are not contained in this proxy statement/prospectus.

    CMI derived the selected financial data as of March 31, 2001 and for the three months ended March 31, 2000 and 2001 from its unaudited consolidated financial statements which are contained in this proxy statement/prospectus. The unaudited consolidated financial statement data includes, in management's opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair statement of CMI's financial position and the results of CMI's operations for these periods. Operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2001. This information is only a summary and you should read it in conjunction with CMI's consolidated financial statements and related notes and "CMI's Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this proxy statement/prospectus.

    At December 31, 2000, CMI failed to comply with certain covenants in its financing arrangements and has entered into forbearance agreements with its primary lending institutions which require significant principal payments during 2001 in order to prevent the lending institutions from exercising their right to accelerate the indebtedness. Accordingly, CMI's independent auditors' report on the consolidated financial statements for the year ended December 31, 2000 includes an explanatory paragraph indicating that the status of CMI's financing arrangements and significant loss in 2000 raise substantial doubt about CMI's ability to continue as a going concern.

                                                                                        THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                       MARCH 31,
                                 ----------------------------------------------------   -------------------
                                   1996       1997       1998       1999       2000       2000       2001
                                 --------   --------   --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
  Net sales(1)(2)..............  $138,788   $154,014   $207,573   $218,663   $228,248   $ 67,303   $ 55,426
  Cost of goods sold...........    98,694    115,172    154,003    163,402    191,879     54,679     45,039
                                 --------   --------   --------   --------   --------   --------   --------
  Gross profit.................    40,094     38,842     53,570     55,261     36,369     12,624     10,387
  Selling, general and
    administrative expenses
    (3)........................    29,107     32,096     39,680     45,685     47,723     12,158     11,340
                                 --------   --------   --------   --------   --------   --------   --------
  Income (loss) from
    operations.................    10,987      6,746     13,890      9,576    (11,354)       466       (953)
  Interest income..............      (616)    (1,351)      (934)      (980)    (1,359)      (196)      (412)
  Interest expense.............     2,933      2,906      5,000      6,573     12,248      2,277      4,115
  Other income (expense),
    net........................        44         (4)       (35)       (18)      (122)        (3)        21
                                 --------   --------   --------   --------   --------   --------   --------
  Income (loss) before income
    taxes......................     8,626      5,195      9,859      4,001    (22,121)    (1,612)    (4,677)
  Provision (benefit) for
    income taxes...............     3,165      2,030      3,642      1,512      8,074       (589)        46
                                 --------   --------   --------   --------   --------   --------   --------
  Net income (loss)............  $  5,461   $  3,165   $  6,217   $  2,489   $(30,195)  $ (1,023)  $ (4,723)
                                 ========   ========   ========   ========   ========   ========   ========
  Per common and common
    equivalent share:
    Basic......................  $   0.25   $   0.15   $   0.29   $   0.12   $  (1.39)  $  (0.05)  $  (0.22)
    Diluted....................      0.25       0.15       0.29       0.11      (1.39)     (0.05)     (0.22)
    Cash dividends paid per
      common share.............  $  0.010   $  0.040   $  0.040   $  0.045   $     --   $     --   $     --

                                                                                        THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                       MARCH 31,
                                 ----------------------------------------------------   -------------------
                                   1996       1997       1998       1999       2000       2000       2001
                                 --------   --------   --------   --------   --------   --------   --------
  Average Number of Common and
    Common Equivalent Shares
    Outstanding in Per Share
    Calculation (in thousands)
    Basic......................    20,426     21,225     21,523     21,566     21,683     21,656     21,691
    Diluted....................    20,708     21,318     21,660     21,805     21,683     21,656     21,691

BALANCE SHEET DATA (AT END OF
  PERIOD):
  Working capital..............  $ 75,753   $ 84,037   $116,150   $131,263   $  6,488   $ 31,579   $   (386)
  Total assets (4).............  $113,454   $144,428   $189,711   $215,475   $192,900   $241,305   $176,224
  Total debt (4)...............  $ 34,359   $ 49,533   $ 77,317   $ 99,048   $113,511   $118,369   $ 96,307
  Stockholders' equity.........  $ 64,503   $ 70,593   $ 76,226   $ 78,109   $ 48,014   $ 77,187   $ 43,123

------------------------

(1) Certain reclassifications have been made to prior year amounts in order to conform to current year presentation.

(2) Net sales for 1998, 1999 and 2000 include shipping and handling revenues, as discussed in Note 1 to CMI's Consolidated Financial Statements contained in this proxy statement/prospectus. Net sales for 1996 and 1997 do not include shipping and handling revenues, as it was not practical for CMI to determine such amounts during those years, as a result of the fact that CMI utilized different accounting software during those years.

(3) Included in 1998 selling, general and administrative expense is approximately $1.4 million of costs related to product line relocation costs.

(4) Total assets and long-term debt for 1997, 1999 and 2000 reflect the impact of acquisitions of businesses (See Note 2 to CMI's Consolidated Financial Statements contained in this proxy statement/prospectus).

                COMPARATIVE MARKET PRICE DATA AND PER SHARE DATA

COMPARATIVE MARKET PRICE DATA AND DIVIDENDS

    Terex common stock is traded on the New York Stock Exchange under the symbol "TEX." CMI Voting Class A Common Stock is traded on the New York Stock Exchange under the symbol "CMI." The table below sets forth, for the quarters indicated, the reported high and low sales prices on the New York Stock Exchange composite tape of Terex common stock and CMI Voting Class A Common Stock.

                                                                                        CMI VOTING
                                                                     TEREX                CLASS A
                                                                 COMMON STOCK          COMMON STOCK
                                                              -------------------   -------------------
                                                                HIGH       LOW        HIGH       LOW
                                                              --------   --------   --------   --------
Fiscal Year Ended December 31, 1999:
  First Quarter.............................................   $28.50     $22.13     $7.88      $6.25
  Second Quarter............................................    35.50      23.25      9.69       6.63
  Third Quarter.............................................    31.88      24.25     12.38       6.56
  Fourth Quarter............................................    31.50      24.81      8.69       6.25

Fiscal Year Ended December 31, 2000:
  First Quarter.............................................   $28.88     $11.13     $7.31      $4.38
  Second Quarter............................................    17.25      12.38      4.50       2.63
  Third Quarter.............................................    19.50      12.00      2.94       2.00
  Fourth Quarter............................................    17.19      11.56      2.44       1.50

Fiscal Year Ended December 31, 2001:
  First Quarter.............................................   $20.35     $14.44     $2.81      $1.50
  Second Quarter............................................    24.50      16.75      3.15       1.50
  Third Quarter (through August       , 2001)...............
                                                               ------     ------     -----      -----

    On June 27, 2001, the last full trading day prior to the public announcement of the execution of the merger agreement, the New York Stock Exchange reported that the last sale prices of Terex common stock and CMI Voting Class A Common Stock were $21.38 per share and $2.60 per share, respectively.

    On August , 2001, the most recent practicable date prior to the printing of this proxy statement/ prospectus, the New York Stock Exchange reported that the last sale prices of Terex common stock and CMI Voting Class A Common Stock
were $      per share and $      per share, respectively.

    The market price of Terex common stock is likely to fluctuate prior to the merger. Terex cannot predict the future prices for Terex common stock, or on which markets it will be traded in the future.

    We urge you to obtain current market quotations for Terex common stock and CMI Voting Class A Common Stock.

    From December 1996 until September 1999, CMI paid a quarterly dividend of one cent per share on the CMI Voting Class A Common Stock and CMI Voting Common Stock. In December 1999, CMI paid a dividend of 1.5 cents per share on the CMI Voting Class A Common Stock and CMI Voting Common Stock. No dividends have been paid on the CMI Voting Class A Common Stock or CMI Voting Common Stock since December 1999. Under the terms of its forbearance agreements with its primary lenders, CMI is currently prohibited from paying dividends. Terex did not declare or pay a cash dividend on its common stock in 1999, 2000 or to date in 2001, nor does Terex anticipate paying cash dividends on its common stock in the foreseeable future.

    The following table presents the closing sale price of a share of Terex's common stock and CMI's Voting Class A Common Stock on a historical basis on the New York Stock Exchange, and the estimated equivalent per share price of CMI's common stock, each as of June 27, 2001, the last business day before CMI and
Terex publicly announced the merger agreement, as well as on August   , 2001,
the most recent practicable date prior to the printing of this proxy statement/prospectus. The equivalent per share price for each date was determined by multiplying the per share price of Terex common stock on that date by an assumed exchange ratio of 0.16. This amount represents the consideration that CMI shareholders would receive for each share of CMI common stock they own if the merger were completed on that date. There can be no assurance what the market price of the Terex common stock or the exchange ratio will be on the merger date.

                                                           CMI VOTING CLASS A   EQUIVALENT PER SHARE VALUE
                                      TEREX COMMON STOCK      COMMON STOCK         OF CMI COMMON STOCK
                                      ------------------   ------------------   --------------------------
CLOSING PRICE AS OF JUNE 27, 2001...        $21.38               $2.60                     $3.42
CLOSING PRICE AS OF AUGUST       ,
  2001..............................        $                    $                         $

UNAUDITED COMPARATIVE PER SHARE DATA

    Set forth below are net income, cash dividends and book value per share amounts for Terex and CMI on a historical basis, for Terex on an unaudited pro forma combined basis, and on a pro forma equivalent per share basis for CMI.

    The Terex unaudited pro forma combined data was derived after giving effect to the merger under the purchase method of accounting assuming an exchange ratio of 0.16 as if the merger had been completed at the beginning of the earliest year presented for sales and income data and as of the date presented for balance sheet data. The CMI pro forma combined data per CMI equivalent share shows the effect of the merger from the perspective of an owner of CMI Voting Class A Common Stock and CMI Voting Common Stock. The information was computed by multiplying the Terex pro forma information by an assumed exchange ratio of 0.16.

    You should read the information below together with Terex's historical consolidated financial statements that are incorporated by reference into this proxy statement/prospectus and CMI's consolidated financial statements and the related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined data below is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on this information to be indicative of the historical results that would have been achieved had the companies always been combined or the future results that Terex will experience after the merger.

                                                                                   AS OF AND FOR
                                                              AS OF AND FOR YEAR    THREE MONTHS
                                                                    ENDED              ENDED
                                                              DECEMBER 31, 2000    MARCH 31, 2001
                                                              ------------------   --------------
Terex Historical Data, Per Share
  Income (loss) from continuing operations-basic............        $ 3.82              $ 0.46
  Income (loss) from continuing operations-diluted..........          3.72                0.45
  Cash dividends............................................            --                  --
  Book value at end of period...............................         16.85               15.72

Terex Pro Forma Combined Data, Per Terex Share
  Income (loss) from continuing operations-basic............        $ 3.08(1)           $ 0.38(2)
  Income (loss) from continuing operations-diluted..........          3.02(1)             0.37(2)
  Cash dividends............................................            --                  --
  Book value at end of period...............................         17.38               16.35

CMI Historical Data, Per Share
  Income (loss) from continuing operations-basic............        $(1.39)             $(0.22)
  Income (loss) from continuing operations-diluted..........         (1.39)              (0.22)
  Cash dividends............................................            --                  --
  Book value at end of period...............................          2.21                1.99

CMI Pro Forma Combined Data, Per CMI Equivalent Share
  Income (loss) from continuing operations-basic............        $ 0.49              $ 0.06
  Income (loss) from continuing operations-diluted..........          0.48                0.06
  Cash dividends............................................            --                  --
  Book value at end of period...............................          2.78                2.62

------------------------

(1) Terex pro forma income from continuing operations of $95.0 million reflects $14.1 million, net of tax, of non-recurring charges recorded in CMI historical results and does not reflect $14.0 million, net of tax, of estimated cost savings. Taking these items into account, pro forma income from continuing operations would have been $123.1 million. The weighted average shares used in the pro forma EPS calculation was 30.8 million for basic and 31.5 million for diluted.

(2) Terex pro forma income from continuing operations of $11.4 million reflects $0.3 million, net of tax, of non-recurring charges recorded in CMI historical results and does not reflect $3.5 million, net of tax, of estimated cost savings. Taking these items into account, pro forma income from continuing operations would have been $15.2 million. The weighted average shares used in the pro forma EPS calculation was 30.4 million for basic and 31.0 million for diluted.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/ PROSPECTUS, CMI SHAREHOLDERS SHOULD CONSIDER CAREFULLY THE MATTERS DESCRIBED BELOW IN DETERMINING WHETHER TO APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

RISKS RELATING TO THE MERGER

    IF CMI EXCEEDS A SPECIFIED DEBT LEVEL, THE EXCHANGE RATIO FOR THE SHARES OF TEREX TO BE RECEIVED IN THE MERGER WILL BE ADJUSTED DOWNWARD

    The exchange ratio of 0.16 of a share of Terex common stock for each outstanding share of CMI common stock will be adjusted downward if CMI's consolidated net debt as of the end of the last business day of the last full week immediately preceding the closing date, called the net debt determination date, exceeds $75,250,000. If CMI's consolidated net debt is greater than $75,250,000 but no more than $90,000,000 on the net debt determination date, then the exchange ratio would range from 0.16 to 0.1458. In addition, if CMI's consolidated net debt is greater than $90,000,000 at that time, the exchange ratio would be further reduced by approximately .0021 for each $1,000,000 that CMI's consolidated net debt exceeds $90,000,000. If CMI's consolidated net debt is lower than $75,250,000 as of the net debt determination date, no upward adjustment will be made to the exchange ratio. See "The Agreement and Plan of Merger--Conversion of Shares."

    THE VALUE OF THE TEREX COMMON STOCK CMI SHAREHOLDERS WILL RECEIVE IN THE MERGER WILL DEPEND ON ITS MARKET PRICE AT THE TIME OF THE MERGER

    In the merger, you will receive shares of Terex common stock and the number of shares of Terex common stock you receive will not be affected by the market value of Terex common stock. The market values of Terex and CMI common stock at the time of the merger may vary significantly from their prices on the date the merger agreement was executed, the date of this proxy statement/prospectus, or the date on which CMI shareholders vote on the merger. If the market price of Terex common stock drops, the value of the Terex common stock a CMI shareholder will receive as a result of the merger will also drop, since the formula for converting CMI common stock into Terex common stock uses a fixed exchange ratio of 0.16 of a share of Terex common stock for each share of CMI common stock, subject to a downward adjustment if the consolidated net debt of CMI as of the net debt determination date exceeds $75,250,000. The price of Terex common stock may vary as of the net debt determination date as a result of changes in the business, operations or prospects of Terex. Because the date that the merger is completed may be later than the date of the special meeting, the price of Terex common stock on the date of the special meeting may not be indicative of its price on the date the merger is completed. We urge you to obtain current market quotations for Terex common stock.

    THE PRICE OF TEREX COMMON STOCK MAY BE AFFECTED BY FACTORS DIFFERENT FROM THOSE AFFECTING THE PRICE OF CMI COMMON STOCK

    The price of Terex common stock may be affected by factors different from those affecting the price of CMI common stock. Upon completion of the merger, holders of CMI common stock will become holders of Terex common stock. Terex's business is different from that of CMI, and Terex's results of operations, as well as the price of Terex common stock, may be affected by factors different than those affecting CMI's results of operations and the price of CMI common stock.

    TEREX MAY NOT BE ABLE TO EFFECTIVELY AND EFFICIENTLY INTEGRATE CMI INTO ITS OPERATIONS AND REALIZE THE EXPECTED BENEFITS OF THE MERGER

    The merger involves the integration of two large companies that previously have operated independently. As a result, the merger will present challenges to management, including the integration of the operations, systems, technologies and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management's attention, operational interruptions and the loss of key employees, customers or suppliers. The difficulties Terex management encounters in the transition and integration process could have an adverse effect on the revenues, levels of expenses and operating results of the combined company. As a result, the anticipated benefits of the merger may not be realized.

    SIGNIFICANT CHARGES AND EXPENSES WILL BE INCURRED AS A RESULT OF THE MERGER

    CMI and Terex expect to incur approximately $            of costs related to
the merger. These expenses will include investment banking expenses, legal and accounting fees, printing fees and other related charges. The companies may also incur additional unanticipated expenses in connection with the merger.

    PAYMENTS OF FEES AND EXPENSES BY CMI IF THE MERGER FAILS TO OCCUR COULD ADVERSELY AFFECT ITS ABILITY TO ENGAGE IN OTHER TRANSACTIONS

    Depending on the reason for the merger agreement's termination, CMI may be required to pay Terex a termination fee of $3,000,000 or an expense fee of up to $1,000,000 or both. See "The Agreement and Plan of Merger--Termination; Termination Fees and Expenses." The obligation to pay the termination fee or the expense fee or both may deter others from offering to engage in a different transaction with CMI in the event the merger is not consummated.

    CMI'S EXECUTIVE OFFICERS AND DIRECTORS MAY HAVE INTERESTS IN THE MERGER DIFFERENT FROM THOSE OF CMI SHAREHOLDERS

    Certain of the executive officers of CMI may have interests in the merger that are different from, or are in addition to, your interests as a shareholder. In particular, Bill Swisher and Industrial Investments, a general partnership controlled by Mr. Swisher, have entered into an agreement with CMI pursuant to which Mr. Swisher and Industrial Investments will, among other things, transfer to CMI certain real and personal properties currently being used by CMI and release all claims they may have against CMI. In addition, Mr. Swisher, Terex and CMI have entered into a non-competition agreement pursuant to which Mr. Swisher has agreed, among other things, to not compete with CMI or its subsidiaries for a period of ten years. In consideration of the transactions and covenants set forth in these agreements, CMI will pay to Mr. Swisher the sum of $1,800,000. In addition, under the merger agreement, current and former CMI officers and directors have rights to directors' and officers' insurance coverage and to indemnification with respect to acts and omissions in their capacities as CMI directors and officers. Also, Jim Holland has entered into an agreement with CMI which provides that if his employment with CMI is terminated without cause within the two-year period following the merger, CMI will be obligated to pay Mr. Holland a severance payment and to continue to provide to Mr. Holland health benefits through the second anniversary of the merger. Furthermore, if Carl Hatton elects to terminate his employment agreement with CMI within 180 days after the closing of the merger, then for a period of one year following the closing of the merger CMI will pay Mr. Hatton his base salary plus an amount equal to the premium CMI would have paid for health benefits for Mr. Hatton and his dependents as if Mr. Hatton were an employee of CMI. See "The Merger--Interests of Certain Persons in the Merger," "The Agreement and Plan of Merger--Director and Officer Indemnification" and "Agreements with Bill Swisher."

    FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT CMI'S STOCK PRICE AND FUTURE BUSINESS AND OPERATIONS

    If the merger is not completed for any reason, CMI may be subject to a number of material risks, including the following:

    - the price of CMI Voting Class A Common Stock may decline to the extent that the current market price of the stock reflects a market assumption that the merger will be completed; and

    - costs related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed.

    In addition, in response to the announcement of the merger, CMI's customers may delay or defer purchasing or leasing decisions. Any delay or deferral of purchasing or leasing decisions by customers could negatively affect the business and results of operations of CMI, regardless of whether the merger is ultimately completed. Similarly, current and prospective employees of CMI may experience uncertainty about their future roles with CMI until after the merger is completed or if the merger is not completed. This may adversely affect the ability of CMI to attract and retain key management, marketing and technical personnel.

    Further, if the merger is terminated and the CMI board of directors determines to seek another merger or business combination, we cannot assure you that CMI will be able to find a transaction providing as much shareholder value as this merger. While the merger agreement is in effect, subject to certain limited exceptions, CMI is prohibited from soliciting, initiating or encouraging or entering into any extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party.

    Finally, if the merger is not completed for any reason, CMI may not have enough cash flow to pay the required interest and principal payments to its lenders. If CMI does not have enough cash flow to make the required payments on its debt, the lenders will have the right to accelerate the debt owing to them. See "CMI Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    THE TERMINATION FEE AND THE VOTING AGREEMENTS MAY DISCOURAGE OTHER COMPANIES FROM TRYING TO ACQUIRE CMI

    In the merger agreement, CMI agreed to pay to Terex a termination fee of $3,000,000 (plus expenses of up to $1,000,000) if the merger agreement is terminated under specified circumstances relating to a proposal to acquire CMI. In addition, CMI shareholders beneficially owning an aggregate of approximately 42.3% of the CMI common stock outstanding on the record date have entered into agreements with Terex whereby they have agreed to vote their shares in favor of the approval of the merger agreement and against any competing transaction. These agreements could discourage other companies from trying to acquire CMI even though those other companies might be willing to offer greater value to CMI shareholders than Terex has offered in the merger agreement. In addition, payment of the termination fee would have an adverse effect on CMI's financial condition.

RISKS RELATING TO TEREX

    TEREX'S DEBT LEVELS MAY LIMIT ITS FUTURE ABILITY TO OBTAIN ADDITIONAL FINANCING AND TO PURSUE BUSINESS OPPORTUNITIES

    As of March 31, 2001, Terex had total debt of approximately $1,006 million, which represented approximately 70.5% of its total capitalization.

    There are several important consequences of having debt, including the following:

    - a portion of Terex's cash from operating activities will be used to pay principal and interest on its debt;

    - competitive pressures and adverse economic conditions are more likely to have a negative effect on Terex's business; and

    - Terex's ability to make acquisitions and to take advantage of significant business opportunities may be negatively affected.

    Terex's ability to pay the required interest and principal payments on its debt depends on the future performance of its business. The performance of Terex's business is subject to general economic conditions and other financial and business factors. Many of these factors are beyond its control. If Terex does not have enough cash flow in the future to pay the required interest or principal payments on its debt, Terex may be required to refinance all or a part of its debt or borrow additional amounts. Terex does not know if refinancing its debt will be possible at that time or if it will be able to find someone who will lend it more money.

    In addition, because part of Terex's debt bears interest at floating rates, an increase in interest rates could adversely affect its ability to make the required interest and principal payments on its debt.

    TEREX'S INABILITY TO COMPLY WITH THE RESTRICTIVE DEBT COVENANTS CONTAINED IN ITS EXISTING DEBT AGREEMENTS COULD LEAD TO AN ACCELERATION OF ITS DEBT UNDER ITS DEBT AGREEMENTS AND POSSIBLY BANKRUPTCY

    Existing debt agreements of Terex contain a number of restrictive covenants. These covenants limit its ability to, among other things, borrow additional money, make capital expenditures, pay dividends, dispose of assets and acquire new businesses. These covenants also require it to meet certain financial tests. Changes in economic or business conditions, results of operations or other factors could cause it to default under its debt agreements. If Terex is unable to comply with these covenants, there would be a default under its debt agreements. A default, if not waived by Terex's lenders, could result in acceleration of its debt and possibly bankruptcy.

    TEREX FACES LIMITATIONS ON ITS ABILITY TO INTEGRATE ACQUIRED BUSINESSES

    Terex expects to continue its strategy of identifying and acquiring businesses with complementary products and services which Terex believes will enhance its operations and profitability. Terex may pay for future acquisitions from internally generated funds, bank borrowings, public offerings, private sales of stock or bonds, or some combination of these methods. However, Terex cannot give any assurance that it will be able to continue to find suitable businesses to purchase or that it will be able to raise the money necessary to complete future acquisitions.

    In addition, Terex cannot guarantee that it will be able to successfully integrate any business it purchases into its existing business or that any acquired businesses will be profitable. The successful integration of new businesses depends on Terex's ability to manage these new businesses and cut excess costs. If Terex is unable to complete the integration of new businesses in a timely manner, it could have a materially adverse effect on Terex's results of operations and financial condition.

    TEREX'S BUSINESS IS HIGHLY CYCLICAL

    The demand for Terex's products depends upon the general economic conditions of the markets in which Terex competes. Downward economic cycles result in reductions in sales of Terex's products, which may reduce its profits. General economic conditions were down during the first half of 2001 as compared to 2000. Terex anticipates continuing weak conditions in many of its end markets during the second half of 2001. Terex has taken a number of steps to reduce its fixed costs and diversify its operations to decrease the negative impact of these cycles.

    TEREX OPERATES IN A HIGHLY COMPETITIVE INDUSTRY

    Terex competes in a highly competitive industry. To compete successfully, Terex's products must excel in terms of quality, price, product line, ease of use, safety and comfort, and Terex must also provide excellent customer service. The greater financial resources of certain of its competitors may put Terex at a competitive disadvantage.

    TEREX RELIES ON KEY MANAGEMENT

    Terex relies on the management and leadership skills of Ronald M. DeFeo, Chairman of the Board, President and Chief Executive Officer. Mr. DeFeo has an employment agreement with Terex

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which expires on December 31, 2001, unless extended by mutual agreement. The loss of his services could have a significant, negative impact on Terex's business.

    TEREX IS SUBJECT TO CURRENCY FLUCTUATIONS AND OTHER RISKS FROM ITS INTERNATIONAL OPERATIONS

    Terex's products are sold in over 100 countries around the world. Thus, Terex's revenues are generated in foreign currencies, including the Euro, the British Pound Sterling, the French Franc, the German Mark, the Italian Lira, the Irish Punt, the Dutch Gilder and the Australian Dollar, while costs incurred to generate those revenues are only partly incurred in the same currencies. Since Terex's financial statements are denominated in U.S. Dollars, changes in currency exchange rates between the U.S. Dollar and other currencies have had, and will continue to have, an impact on Terex's earnings. To date, this impact has not been material on Terex earnings. To reduce this currency exchange risk, Terex may buy protecting or offsetting positions (known as "hedges") in certain currencies to reduce the risk of an adverse currency exchange movement. Terex has not engaged in any speculative or profit motivated hedging activities. Although Terex partially hedges its revenues and costs, currency fluctuations will impact Terex's financial performance in the future.

    Terex's international operations are also subject to a number of potential risks. Such risks include, among others, currency exchange controls, labor unrest, regional economic uncertainty, political instability, restrictions on the transfer of funds into or out of a country, export duties and quotas, domestic and foreign customs and tariffs, current and changing regulatory environments, difficulty in obtaining distribution support and potentially adverse tax consequences. These factors may have an adverse effect on Terex's international operations in the future.

    COMPLIANCE WITH ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATIONS COULD BE COSTLY AND REQUIRE TEREX TO MAKE SIGNIFICANT EXPENDITURES

    Terex generates hazardous and nonhazardous wastes in the normal course of its manufacturing operations. As a result, Terex is subject to a wide range of federal, state, local and foreign environmental laws and regulations. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with certain practices when handling and disposing of hazardous and nonhazardous wastes. These laws and regulations also impose liability for the costs of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of hazardous substances.

    Compliance with these laws and regulations requires Terex to make expenditures. Terex does not expect that these expenditures will have a material adverse effect on its business or profitability.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

    Certain matters discussed or incorporated by reference in this proxy statement/prospectus are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "believes," "anticipates," "expects," "estimates" or words of similar import. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those anticipated as of the date of this proxy statement/prospectus. The risks and uncertainties include:

    - failure by Terex and CMI to complete the merger on a timely basis or at all;

    - the inaccuracy of financial projections used by Terex and CMI and financial advisors in evaluating the merger;

    - failure to achieve anticipated cost savings and revenue enhancements as a result of the merger;

    - the risk that Terex encounters greater than expected costs and difficulties in integrating the business of CMI;

    - the impact on changes in interest rates on construction and mining activity;

    - downward economic cycles and general economic conditions which affect the sale of the products of CMI and Terex;

    - inability to successfully integrate acquired businesses following the merger;

    - retention of key management;

    - the impact of very competitive businesses in which CMI and Terex compete and the effect of pricing, product and other actions taken by their competitors;

    - changes in governmental spending;

    - new governmental safety, health and environmental regulations which could require CMI or Terex to make significant capital expenditures;

    - the international nature of manufacturing and sales of our products and the effect of changes in exchange rates between currencies, as well as international politics;

    - the ability of CMI and Terex to manufacture and deliver products to their customers on a timely basis;

    - the ability of suppliers to supply CMI and Terex with parts and components at competitive prices on a timely basis;

    - the impact of debt and the restrictive covenants contained in the debt agreements of CMI and Terex; and

    - Terex and CMI being subject to various environmental laws and regulations.

    In addition, these risks and uncertainties include those uncertainties and risk factors identified, among other places, under "Risk Factors," "The Merger--Reasons for the Merger," and "Opinion of CMI's Financial Advisor."

    Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The forward-looking statements included or incorporated by reference herein are only made as of the date of this proxy statement/prospectus and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

                      THE CMI CORPORATION SPECIAL MEETING

DATE, TIME AND PLACE

    This proxy statement/prospectus is being furnished to holders of CMI common stock in connection with the solicitation of proxies by the CMI board of
directors for use at the special meeting to be held on September   , 2001, and
any adjournment or postponement of the special meeting. The special meeting will be held at CMI's corporate offices at I-40 and Morgan Road, Oklahoma City, Oklahoma 73101, starting at 10:00 a.m., local time.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

    At the special meeting, holders of CMI common stock will be asked to consider and vote upon:

    - a proposal to approve the merger agreement; and

    - any other matters that are properly brought before the special meeting, or any adjournment or postponement of the meeting.

VOTE REQUIRED

    The approval of the merger agreement will require the affirmative vote of the holders of a majority of the outstanding shares of CMI common stock. Shareholders owning approximately 42.3% of the CMI common stock outstanding on the record date have agreed with Terex to vote their shares in favor of the merger agreement. In addition, directors and executive officers of CMI and their affiliates who did not enter into voting agreements held and were entitled to vote approximately 1.8% of the CMI common stock outstanding on the record date. These directors and executive officers have indicated that they intend to vote in favor of the merger agreement. See "The Merger--Voting Agreements."

VOTING OF PROXIES

    All shares of CMI common stock which are entitled to vote and are represented at the special meeting by properly executed proxies received prior to or at the special meeting, and not revoked, will be voted at the special meeting in accordance with the instructions indicated on those proxies. If no instructions are indicated, the proxies will be voted for approval of the merger agreement.

    If any other matters are properly presented at the special meeting for consideration including, among other things, consideration of a motion to adjourn the special meeting to another time or place, including for the purposes of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the merger, the persons named in the proxy will have discretion to vote on these matters in accordance with their best judgment. Proxies voted against the merger agreement will not be voted in favor of adjournment for the purpose of the continued solicitation of proxies.

    REVOCABILITY OF PROXIES

    Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by:

    - filing with the Secretary of CMI, at or before the voting at the special meeting, a written notice of revocation bearing a later date than the proxy;

    - duly executing a proxy with a later date and delivering it to the Secretary of CMI before the voting at the special meeting; or

    - attending the special meeting and voting in person, although attendance at the special meeting will not by itself constitute a revocation of a proxy.

    Any written notice of revocation or subsequent proxy should be sent to CMI Corporation, P.O. Box 1985, Oklahoma City, Oklahoma 73101, Attention: Secretary, or hand delivered to the Secretary of CMI at or before the voting at the special meeting.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

    The CMI board of directors has fixed August   , 2001 as the record date for
determining the CMI shareholders entitled to notice of and to vote at the special meeting. Accordingly, only CMI shareholders of record on the record date will be entitled to notice of and to vote at the special meeting. As of the
record date,             shares of CMI Voting Class A Common Stock were
outstanding and entitled to vote, which shares were held by approximately
            holders of record, and       shares of CMI Voting Common Stock were
outstanding and entitled to vote, which shares were held by approximately holders of record. Each holder of shares of CMI

Voting Class A Common Stock and CMI Voting Common Stock on the record date is entitled to one vote per share. Votes may be cast either in person or by a properly executed proxy.

    The presence, in person or by properly executed proxy, of the holders of one-third of the outstanding shares of CMI common stock entitled to vote at the special meeting is necessary for a quorum. Shares of CMI common stock represented in person or by proxy will be counted for the purpose of determining whether a quorum is present at the CMI special meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum at the special meeting. Abstentions and broker non-votes will have the same effect as a vote against the merger agreement since this proposal requires the affirmative vote of the holders of a majority of the outstanding shares of CMI common stock.

    As of the record date, directors and executive officers of CMI and their affiliates may be deemed to have or share beneficial ownership of approximately 44.6% of the outstanding shares of CMI common stock. In addition to Bill Swisher, who has agreed to vote for the approval of the merger agreement pursuant to the voting agreement he entered into with Terex and CMI, each of the directors and executive officers of CMI has advised CMI that he intends to vote or direct the vote of all shares of CMI common stock over which he has or shares voting control for approval of the merger agreement. See "Information About Security Ownership of Certain Beneficial Owners and Management."

SOLICITATION OF PROXIES

    All expenses of CMI's solicitation of proxies will be borne by CMI, except that CMI and Terex have each agreed to pay one-half of the costs of filing, printing and mailing this proxy statement/ prospectus. In addition to solicitation by use of the mail, proxies may be solicited by directors, officers and employees of CMI in person or by telephone or other means of communication. These directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with this solicitation. CMI has also made arrangements with Innisfree M&A Incorporated to assist it in soliciting proxies, and has agreed to pay customary fees plus expenses for those services. CMI will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of shares held of record by these brokerage houses, custodians, nominees and fiduciaries. CMI will reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

    You should not send in any CMI stock certificates with your proxy. A transmittal form with instructions for the surrender of CMI stock certificates will be mailed to you as soon as practicable after completion of the merger.

                                   THE MERGER

    THE FOLLOWING IS A SUMMARY OF THE MATERIAL ASPECTS OF THE PROPOSED MERGER. WHILE WE BELIEVE THAT THE DESCRIPTION COVERS THE MATERIAL TERMS OF THE MERGER, THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ THIS PROXY STATEMENT/PROSPECTUS, THE MERGER AGREEMENT AND THE OTHER DOCUMENTS REFERRED TO CAREFULLY FOR A MORE COMPLETE UNDERSTANDING OF THE MERGER.

GENERAL

    Upon completion of the merger, a wholly-owned subsidiary of Terex will be merged with and into CMI, with CMI continuing as the surviving corporation and becoming a wholly-owned subsidiary of Terex. In the merger, each issued and outstanding share of CMI common stock will be converted into 0.16 of a share of Terex common stock, subject to a downward adjustment if CMI's consolidated net debt exceeds $75,250,000 as of the last business day of the last full week immediately preceding the closing date.

    Based upon an assumed exchange ratio of 0.16 of a share of Terex common stock for each share of CMI common stock and on the number of outstanding shares of Terex common stock and CMI common stock as of the record date, the holders of CMI common stock immediately prior to the merger would own approximately 11.44% of the outstanding shares of Terex common stock immediately after the merger. This percentage will increase if any shares of CMI common stock are issued to Bill Swisher under the agreements described below under "Agreements with Bill Swisher."

BACKGROUND OF THE MERGER

    On March 8, 2000, CMI announced its results of operations for the quarter and year ended December 31, 1999. Although revenues for the year were slightly higher than the preceding year, 1999 net earnings (before the further adjustments discussed in the last sentence of this paragraph) were 58% lower than 1998 net earnings. As a result of the lower than expected performance, at December 31, 1999, CMI was not in compliance with certain covenants contained in its senior notes agreement and its revolving credit agreement. Shortly thereafter, CMI announced that it had settled a long-standing lawsuit with Kirkland & Ellis, a Chicago law firm, which further reduced its 1999 earnings.

    On May 5, 2000, during a regularly scheduled meeting of the CMI board, Tom Engelsman resigned as the President and Chief Executive Officer of CMI. To fill this vacancy, the CMI board appointed Bill Swisher, the board Chairman and former Chief Executive Officer, as interim President and Chief Executive Officer. During this meeting, management also made a presentation with respect to the financial position of CMI and the availability of capital. Following a thorough discussion of the operations and financial position of CMI, the board instructed management to conduct an extensive review of CMI's operations and report their findings to the board. The board also authorized Jeffrey A. Lipkin and Joseph J. Finn-Egan, directors of CMI, to contact Credit Suisse First Boston Corporation, or CSFB, to explore strategic alternatives that might be available to CMI.

    During May 2000, CMI conducted an extensive review of its operations. Based on this review, it was determined that CMI's overhead costs and costs of goods sold had risen beyond levels which could be tolerated given CMI's industry, history and volume of business. As a result of the review, annualized cost cuts were implemented in selling, general and administrative expenses and in manufacturing overhead. These cost cuts were to be achieved by reductions in workforce and discretionary spending.

    Between May 5, 2000 and May 23, 2000, Messrs. Lipkin and Finn-Egan had several conversations with representatives of CSFB to explore strategic alternatives that might be available to CMI. Pursuant to the authorization of CMI's board of directors, CMI engaged CSFB to solicit interests in a strategic business combination with CMI.

    Between June 2000 and May 2001, CSFB contacted a number of potential acquirors. Although a number of the potential acquirors executed a confidentiality agreement with CMI and reviewed the preliminary information provided to them, Terex was the only potential acquiror that expressed an interest in conducting a more detailed investigation of a strategic business combination with CMI.

    During August 2000, representatives of CSFB worked with representatives of Terex to arrange an introductory meeting between Terex and CMI. On September 6, 2000, Ernest Verebelyi, then President of Terex Earthmoving, Brian Henry, Vice President--Finance, Business Development of Terex, and Tom Gelston, the Manager, Business Development of Terex, traveled to Oklahoma City for an introductory meeting. Messrs. Swisher and Lipkin, along with certain other officers and directors of CMI and representatives of CSFB, provided an overview of CMI to Terex. During this meeting, the parties discussed whether a business combination between Terex and CMI might be mutually beneficial and agreed to continue their discussions.

    From time to time during the fourth quarter of 2000 and the first quarter of 2001, CSFB representatives spoke with Ron DeFeo, Chairman and Chief Executive Officer of Terex, and Mr. Henry regarding the possible benefits of a business combination and the consideration that might be offered by Terex to CMI's shareholders. During this period, beyond the periodic contacts with CSFB, Terex did not actively pursue the merger, believing that the two sides were too far apart; however Terex continued to monitor the situation at CMI. Terex anticipated that the valuation of CMI would be impacted by a resolution of the then pending lawsuit involving CMI and Cedarapids, Inc. described below and by the change in CMI's management.

    While CMI was unable to secure a business combination, during the second, third and fourth quarters of 2000, CMI's performance declined further. CMI's net losses for the three months ended (i) June 30, 2000 were $8.3 million, or $0.38 per share, (ii) September 30, 2000 were $1.5 million, or $0.07 per share and
(iii) December 31, 2000 were $19.4 million, or $0.89 per share. As a result of these losses, at December 31, 2000, and during most of 2000, CMI was not in compliance with certain provisions of its senior notes agreement, its revolving credit agreement, and its Oklahoma Development Finance Authority note, also called the ODFA note. In addition, CMI did not make a required principal payment on the senior notes in the third quarter of 2000. Noncompliance with these provisions and obligations could have permitted the lenders to accelerate CMI's debt under the senior notes agreement, the revolving credit agreement and the ODFA note. However, on each of September 26, 2000, November 15, 2000 and
January 15, 2001, CMI obtained forbearance agreements with the senior notes and revolving line of credit lenders which, among other things, prevented the lenders from exercising their acceleration rights so long as CMI complied with the terms and conditions of the forbearance agreements. The January 15, 2001 forbearance agreements extended the forbearance period through June 30, 2001 and granted CMI options to extend the forbearance period through January 31, 2002, contingent upon payment of additional fees and meeting certain terms and conditions, which are discussed in "CMI's Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    In addition to its financial difficulties, on February 13, 2001, the U.S. District Court for the Western District of Oklahoma ruled that one configuration of CMI's Triple-Drum mixer infringed upon a patent held by Cedarapids, Inc., a wholly-owned subsidiary of Terex since August 1999. The District Court enjoined CMI from selling this particular configuration of Triple-Drum and, on March 20, 2001, awarded damages and pre-judgment interest to Cedarapids of approximately $11,700,000.

    In March 2001, Mr. DeFeo contacted CSFB to inquire whether CMI was still interested in pursuing a strategic business combination. At CSFB's suggestion, Mr. DeFeo then contacted Mr. Lipkin to determine whether CMI would like to renew its discussions with Terex. On April 27, 2001, Mr. Lipkin and Carl Hatton, Chief Operating Officer of CMI, met in Chicago with Mr. DeFeo, Mr. Henry and Filip Filipov, then President of Terex Lifting. Mr. Lipkin provided an overview of CMI's

2000 results to Terex, Mr. Hatton reviewed with Terex the productivity improvements implemented by CMI and the parties again discussed the possible benefits of a strategic business combination.

    On May 2 and 3, 2001, Mr. Filipov met in Oklahoma City with Mr. Swisher, Mr. Hatton, Jim Holland, Senior Vice President and Chief Financial Officer of CMI, and representatives of CSFB. At the conclusion of these meetings, Mr. Filipov expressed to Mr. Holland the interest of Terex in acquiring CMI in order to diversify the product range available to Terex's customer base and complement the Cedarapids acquisition that Terex completed in August 1999.
Mr. Filipov did not, however, propose any specific terms of the transaction.

    On May 11, 2001, the District Court denied CMI's motion for a stay of execution of the Cedarapids judgment pending appeal. In addition, the District Court ruled that, unless CMI posted a supersedeas bond in favor of Cedarapids in the amount of the judgment by June 1, 2001, Cedarapids could proceed to execute on its judgment. CMI's lenders subsequently advised CMI that they would not issue a letter of credit to allow CMI to obtain a full or partial supersedeas bond in favor of Cedarapids.

    On May 11, 2001, Mr. DeFeo sent to Mr. Lipkin a letter proposing that Terex acquire CMI. This non-binding proposal was made subject to the completion of Terex's due diligence and the negotiation and execution of a definitive written agreement. The proposal was also conditioned upon CMI's ability to substantially reduce its consolidated net debt prior to the closing. On May 18, 2001, the CMI board met in Oklahoma City to discuss the merits of Terex's proposal. The CSFB representatives reviewed the possible combination, discussing the pricing and the other potential benefits of the proposed combination. The CMI board also received (i) presentations by management concerning (a) prospects for profit improvement, (b) the status of the Cedarapids litigation, and (c) CMI's performance under the forbearance agreements and the amount of debt expected to be owing at the end of the third quarter, and (ii) a presentation by Messrs. Lipkin and Holland regarding Terex's history, business strategies and prospects for growth. A thorough discussion of the possible business combination was then held among the members of the CMI board. The board then directed
Mr. Lipkin and CMI's management and advisors to continue discussions with Terex.

    On May 15, 2001 at a regularly scheduled Terex board meeting, Terex officers briefed the Terex board on the status of discussions with CMI and the financial implications to Terex stockholders of the proposed merger. The Terex board of directors directed Terex management to continue discussions with CMI.

    On May 23, 2001, Messrs. Lipkin and Holland of CMI, John Robertson of Hartzog Conger Cason & Neville, or HCC&N, legal counsel for CMI, and CSFB representatives met in Chicago with Mr. Filipov, Mr. Henry, Joseph Apuzzo, the Chief Financial Officer of Terex, and Eric Cohen, the Senior Vice President and General Counsel of Terex. The representatives of Terex and CMI discussed the valuation of CMI, and representatives of Terex provided to CMI additional financial and other information about Terex. CMI's representatives advised Terex that the CMI board was interested in further evaluating the possibility of a business combination with Terex and agreed to provide additional due diligence materials to Terex and its counsel.

    On May 29, 2001, Terex contacted Dresdner Kleinwort Wasserstein, or DKW, to retain DKW to provide an opinion to the Terex board that the proposed merger with CMI was fair to Terex shareholders from a financial point of view. On
May 31, 2001, Mr. DeFeo, Mr. Apuzzo, Mr. Henry and Jane Marlowe of DKW met in Oklahoma City with Mr. Holland to discuss the performance of CMI and its prospects for the current quarter and the balance of 2001. During the visit Dwight Perkins, the Vice President--Oklahoma City Manufacturing Operations of CMI, reviewed CMI's manufacturing initiatives and conducted a plant tour.

    Between May 24, 2001 and June 26, 2001, CMI provided additional due diligence materials to Terex and its counsel. The respective financial and legal advisors for CMI and Terex held numerous conversations, reviewed drafts of a proposed merger agreement and related agreements, and negotiated various terms of the proposed business combination and provisions of the agreements. In addition, CSFB and representatives of CMI conducted additional due diligence on Terex.

    On June 8, 2001, the Terex board of directors held a special meeting to consider the CMI merger. Terex officers made a presentation to the Terex board of directors, including a review of the principal terms of the merger agreement and an update of the financial implications of the merger to Terex stockholders. Ms. Marlowe participated in the meeting and indicated that, based on their findings to date, DKW was prepared to provide a fairness opinion with respect to the proposed merger. The Terex board of directors approved the merger subject to receipt by Terex of DKW's fairness opinion and completion of satisfactory merger documentation.

    On June 11, 2001, the CMI board held a special meeting. Mr. Lipkin briefed the board on the status of the negotiations with Terex. Mr. Holland also advised the board that, on May 29, 2001, CMI had received notice from the New York Stock Exchange that CMI had fallen below the continued listing standards of the New York Stock Exchange, subjecting CMI to possible delisting from the New York Stock Exchange. Together with CSFB and HCC&N, the board reviewed and considered the terms of the proposed merger agreement, the strategic rationale for the proposed business combination with Terex, other alternatives available to CMI, and their fiduciary duties and responsibilities to the CMI shareholders with respect to proposed business combinations. Following a thorough discussion, the board directed Mr. Lipkin and CMI's management and advisors to continue negotiations with Terex on the proposed agreements.

    On June 13, 2001, the CMI board continued telephonically the previously adjourned meeting and was provided an update on the negotiations with Terex. The board again directed Mr. Lipkin and CMI's management and advisors to continue negotiations with Terex on the proposed agreements.

    On June 20, 2001 and again on June 25, 2001, the CMI board continued telephonically its meeting and was provided updates on the negotiations with Terex. On each occasion, following a thorough discussion of the open issues, the board directed Mr. Lipkin and CMI's management and advisors to continue negotiations with Terex.

    On June 22, 2001, Mr. Apuzzo of Terex sent to CSFB information regarding Terex's expected updated financial results for the second quarter of 2001 and for the full year of 2001. On June 24, 2001, Messrs. Cohen and Apuzzo of Terex, Mr. Lipkin of CMI, Mr. Robertson and a representative of CSFB participated in a conference call in which Messrs. Cohen and Apuzzo discussed Terex's expected updated financial results. During the conference call, Messrs. Cohen and Apuzzo responded to numerous questions posed by Messrs. Lipkin and Robertson and the CSFB representative. CMI's board of directors took this information into account when determining whether to approve the merger agreement.

    On June 27, 2001, the CMI board continued telephonically its meeting. During this call, Mr. Robertson provided an overview of the final drafts of the merger agreement and related agreements. In addition, CSFB representatives provided an overview of the proposed business combination and discussed the evaluation analysis prepared by CSFB. CSFB then delivered its opinion dated as of June 27, 2001 to CMI's board of directors, to the effect that the aggregate consideration to be received by the CMI shareholders pursuant to the merger agreement was fair to such holders from a financial point of view. For a discussion of CSFB's opinion, see "--Opinion of CMI's Financial Advisor." The CMI board then reviewed its reasons for the business combination and, based upon the information presented, the CMI board unanimously approved the merger, the merger agreement and the consummation of the transactions related to the merger agreement as advisable to and in the best interests of the CMI shareholders. The board also agreed to recommend to the CMI shareholders that they vote "FOR" approval of the merger agreement.

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    On June 27, 2001, DKW provided its fairness opinion in writing to the Terex board of directors, and Terex entered into the merger agreement, as authorized by the Terex board of directors on June 8, 2001.

CMI'S REASONS FOR THE MERGER

    In reaching its decision to approve the merger agreement and to recommend that the CMI shareholders vote for the merger agreement, the CMI board of directors consulted with management, as well as its legal and financial advisors, and independently considered the proposed merger agreement and the transactions contemplated by the merger agreement.

    POSITIVE FACTORS CONSIDERED BY CMI'S BOARD OF DIRECTORS

    In unanimously approving the merger agreement, the CMI board of directors identified a number of potential benefits for CMI and its shareholders, including the following:

    - CMI shareholders will have the opportunity to receive Terex common stock and to participate in the potential for growth of the combined company, a more diversified and financially stronger enterprise than CMI alone, after the merger;

    - Terex has a significantly larger market capitalization than CMI; as a result, CMI shareholders who exchange their CMI common stock for Terex common stock in the merger should obtain a more liquid investment;

    - the integrated products and services offerings of the combined company will create and enhance cross-selling opportunities to the existing customer bases of each of Terex and CMI, resulting in new opportunities to generate revenue;

    - as part of Terex, CMI will benefit from substantially greater financial, sales and marketing resources and will be better able to compete in the highly competitive road construction and heavy equipment industry;

    - the financial resources and access to capital of Terex will allow CMI to continue its operations and business plan;

    - the opinion of CSFB to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the aggregate consideration to be received by the CMI shareholders in the merger was fair to such holders from a financial point of view; and

    - the merger is expected to be tax-free to CMI's shareholders, except to the extent they receive cash for any fractional shares.

    NEGATIVE FACTORS CONSIDERED BY CMI'S BOARD OF DIRECTORS

    The CMI board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including the risks that:

    - the per share value of the Terex common stock to be received by CMI shareholders in the merger could decline significantly from the value immediately prior to the announcement of the merger, because the exchange ratio will not be adjusted for changes in the market price of CMI Voting Class A Common Stock or Terex common stock;

    - the loss of control over the future operations of CMI following the merger;

    - the possibility that the merger might not be consummated due to a party's failure to satisfy conditions to closing;

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
    - the potential adverse effects of the failure to consummate the merger on CMI's operating results, the ability of CMI to implement its business plan, satisfy its obligations under the forbearance agreements with its lenders and refinance its long-term indebtedness, and the overall competitive position and prospects of CMI;

    - despite Terex's and CMI's efforts, CMI may lose key personnel as a result of the merger;

    - the possibility that the exchange ratio could be adjusted downward in the event the consolidated net debt of CMI exceeds $75,250,000 as of the net debt determination date;

    - a significant number of CMI's customers and suppliers might cease doing business with CMI after it becomes a subsidiary of Terex; and

    - the potential benefits of the merger might not be fully realized.

    ADDITIONAL FACTORS CONSIDERED BY CMI'S BOARD OF DIRECTORS

    In the course of deliberations, the CMI board of directors also considered a number of additional factors relevant to the merger, including:

    - current industry, market and economic conditions;

    - the strategic fit between the two companies;

    - Terex's business, financial condition, results of operations, assets, management, competitive position, operating performance, trading performance and prospects;

    - the possibility of strategic alternatives to the merger for enhancing long-term shareholder value, including investigating strategic transactions with other companies;

    - CMI's current failure to meet the continued listing requirements of the New York Stock Exchange;

    - the exchange ratio;

    - the market price of Terex common stock over the last several years and the potential for an increase or decrease in the market price of Terex common stock in the future;

    - the market price of CMI Voting Class A Common Stock over the last several years;

    - the likelihood of CMI satisfying its obligations under the forbearance agreements with its lenders and the likelihood that CMI would ultimately be able to refinance its long-term indebtedness;

    - the judgment entered against CMI in the Cedarapids patent infringement case currently pending in Oklahoma City, the cost of appealing this judgment, whether CMI would be able to prevent Cedarapids from executing on the judgment during the appeal, the likelihood that CMI would be successful on its appeal, and the status of another patent infringement case commenced by Cedarapids against CMI;

    - the terms and conditions of the merger agreement, including the termination fee and the closing conditions;

    - the expected accounting treatment of the merger;

    - the impact of the merger on CMI's customers, suppliers and employees;

    - the likelihood of the merger being approved by the appropriate regulatory authorities;

    - the likelihood that the merger will be completed; and

    - the effect of the public announcement of the merger on the market price of Terex's common stock and CMI's Voting Class A Common Stock.

    The CMI board of directors concluded that the potentially negative factors were outweighed by the positive factors described above and accordingly determined the merger to be advisable to, and in the best interests of, CMI and its shareholders.

    The above discussion of the factors considered by the CMI board of directors in making its decision is not intended to be exhaustive. In view of the variety of factors considered in connection with their evaluation of the merger agreement and the transactions contemplated thereby, the CMI board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the CMI board of directors may have given different weight to different factors.

RECOMMENDATION OF THE CMI BOARD OF DIRECTORS

    After careful consideration, the CMI board of directors unanimously determined the merger to be advisable to, and in the best interests of, CMI and its shareholders and unanimously approved the merger agreement. The CMI board of directors unanimously recommends that the CMI shareholders vote "FOR" the approval of the merger agreement.

OPINION OF CMI'S FINANCIAL ADVISOR

    CSFB has acted as exclusive financial advisor to CMI in connection with the merger. CMI selected CSFB based on CSFB's experience, expertise, reputation and familiarity with CMI's business. CSFB is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

    In connection with CSFB's engagement, CMI requested that CSFB evaluate the fairness, from a financial point of view, to the holders of CMI common stock of the aggregate number of shares of Terex common stock to be issued to the holders of CMI common stock in the merger, together with cash in lieu of fractional shares of Terex common stock, also known as the Aggregate Consideration. On
June 27, 2001, at a meeting of the CMI board of directors held to consider the merger, CSFB rendered its opinion, to the effect that, as of the date of the board meeting and based on and subject to the matters discussed with the board, the Aggregate Consideration to be received by the holders of CMI common stock in the merger was fair to such holders from a financial point of view.

    THE FULL TEXT OF CSFB'S WRITTEN OPINION, DATED JUNE 27, 2001, TO THE CMI BOARD, WHICH SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX C. HOLDERS OF CMI COMMON STOCK ARE URGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY. CSFB'S OPINION IS ADDRESSED TO THE CMI BOARD AND RELATES ONLY TO THE FAIRNESS OF THE AGGREGATE CONSIDERATION FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO ANY MATTER RELATING TO THE MERGER. THE SUMMARY OF CSFB'S OPINION IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

    CMI and Terex determined the Aggregate Consideration to be received by the holders of CMI common stock in arm's-length negotiations between CMI and Terex, in which CSFB advised CMI.

    In arriving at its opinion, CSFB:

    - reviewed certain publicly available business and financial information relating to CMI and Terex;

    - reviewed the merger agreement;

    - reviewed certain other information, including financial forecasts, that were provided to or discussed with CSFB by CMI and Terex and met with CMI's and Terex's management to discuss the business and prospects of CMI and Terex;

    - considered certain financial and stock market data of CMI and Terex and compared those data with similar data for other publicly held companies in businesses similar to those of CMI and Terex;

    - considered the financial terms of certain other business combinations and other transactions that have recently been effected; and

    - considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant.

    In connection with its review, CSFB did not assume any responsibility for independent verification of any of the foregoing information and relied on that information being complete and accurate in all material respects. With respect to the financial forecasts, CSFB assumed that the forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of CMI's and Terex's management as to the future financial performance of CMI and Terex. CMI informed CSFB, and CSFB assumed, that the merger will be treated as a tax-free reorganization for United States federal income tax purposes. In addition, CSFB was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of CMI or Terex, nor was CSFB furnished with any such evaluations or appraisals.

    CSFB's opinion was necessarily based upon information available to it and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. CSFB did not express any opinion as to what the actual value of the Terex common stock will be when issued to the holders of CMI common stock in the merger or the prices at which the Terex common stock will trade at any time. CSFB's opinion did not address the relative merits of the merger as compared to other business strategies that might be available to CMI or CMI's underlying business decision to engage in the merger. In connection with its engagement, CSFB approached third parties to solicit indications of interest in a possible acquisition of CMI and held preliminary discussions with certain of those parties prior to the date of the opinion. CMI imposed no other limitations on CSFB with respect to the investigations made or procedures followed in rendering its opinion.

    In preparing its opinion to CMI's board, CSFB performed a variety of financial and comparative analyses, including those described below. The summary of CSFB's analyses described below is not a complete description of the analyses underlying CSFB's opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, CSFB made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, CSFB believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

    In its analyses, CSFB considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CMI and Terex. No company, transaction or business used in CSFB's analyses as a comparison is identical to CMI or Terex or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in CSFB's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, CSFB's analyses and estimates are inherently subject to substantial uncertainty.

    CSFB's opinion and financial analyses were only one of many factors considered by the CMI board in its evaluation of the proposed merger and should not be viewed as determinative of the views of CMI's board or management with respect to the merger or the Aggregate Consideration.

    The following is a summary of the material analyses performed by CSFB in connection with the preparation of its opinion and reviewed with the CMI board of directors on June 27, 2001.

    DISCOUNTED CASH FLOW ANALYSIS

    CSFB considered the present value of the stand-alone, unlevered, after-tax free cash flows that CMI could produce over calendar years 2001 through 2010, based on three scenarios--Management Case B and two alternative scenarios created by CMI's management. Management Case B was based on CMI's internal estimates of CMI's projected performance. The first alternative scenario, Management Case A, was based on management's adjustments to Management Case B to reflect, among other things, an improving economic environment and the potential for greater revenue growth and operating margins. The second alternative scenario, Management Case C, was based on management's adjustments to Management Case B to reflect, among other things, a challenging economic environment and the potential for lower revenue growth and operating margins. Management Case C assumes CMI maintains going concern status. CSFB calculated ranges of estimated terminal values for CMI by multiplying calendar year estimated 2010 earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, by multiples ranging from 6.0x to 7.0x. The free cash flows and terminal values for CMI were then discounted to present value using discount rates of 12% to 14%. In addition, CSFB's discounted cash flow analysis included CMI management's projected value of CMI's net operating losses which were estimated at $8.4 to $8.6 million depending on utilization. This analysis indicated an enterprise value (calculated as equity value plus the assumed closing net debt level and minority interest) reference range of $117 million to $141 million for Management Case B, $145 million to $178 million for Management Case A and
$89 million to $108 million for Management Case C.

    COMPARABLE COMPANIES ANALYSIS

    CSFB compared financial, operating and stock market data for CMI to corresponding data for Astec Industries, Inc., JLG Industries, Inc., The Manitowoc Company, Inc., Oshkosh Truck Corporation and Terex.

    For each company, CSFB reviewed the company's enterprise value (calculated as equity value plus net debt and minority interest) as a multiple of calendar year 2001 and 2002 estimated revenue; earnings before interest and taxes, commonly referred to as EBIT; and earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. CSFB then applied a range of selected multiples derived from estimated revenue, EBIT and EBITDA for calendar years 2001 and 2002 of each of the comparable companies to the corresponding data for CMI. All multiples were based on closing stock prices on June 26, 2001. The estimated financial data for the comparable companies was based on publicly available research analysts' estimates and public filings. The multiples obtained from this analysis were then applied to CMI management's estimates of similar financial data for CMI. This analysis indicated an implied CMI enterprise value reference range of $120 million to $145 million.

    COMPARABLE ACQUISITIONS ANALYSIS

    CSFB analyzed the implied transaction multiples paid in the following ten merger and acquisition transactions in the road construction equipment industry:

                  ACQUIROR                                        TARGET
---------------------------------------------  ---------------------------------------------
- Terex Corporation                            Powerscreen International plc
- New Holland N.V.                             Case Corporation
- Madison Dearborn Capital Partners II, LP     Woods Equipment Company
- Volvo Construction Equipment Corporation     Samsung Heavy Industries
- Terex Corporation                            O&K Mining GmbH
- Volvo Construction Equipment Corporation     Champion Road Machinery Limited
- Ingersoll-Rand Company                       Clark Equipment Company
- Volvo AB                                     VME Group N.V. (Clark Equipment Company's 50%
                                                 stake)
- Clark Equipment Company                      Blaw-Knox Construction Equipment Corporation
- Caterpillar Paving Products Inc.             Barber-Greene Company

    CSFB compared enterprise values in the comparable acquisitions as multiples of the latest 12 months revenue, EBITDA and EBIT. CSFB also reviewed equity values as a multiple of the latest 12 months net income and book value. All multiples were based on financial information available at the time of the relevant transaction. CSFB then applied a range of selected multiples derived from the comparable acquisitions of the latest 12 months revenue, EBITDA and EBIT to the latest 12 months financial data for CMI adjusted by CMI's management for certain non-recurring items. This analysis indicated an implied CMI enterprise value reference range of $120 million to $170 million.

    AGGREGATE REFERENCE RANGE

    Based on the valuation methodologies described above, CSFB derived an aggregate enterprise value reference range for CMI of $120 million to $150 million and a per share reference range for CMI of $1.84 to $3.22.

    OTHER FACTORS

    In the course of preparing its opinion, CSFB also reviewed and considered other information and data, including:

    - the current status of CMI's indebtedness, the adverse judgment in the litigation in the U.S. District Court for the Western District of Oklahoma with Cedarapids, Inc. and CMI's need to seek a stay of execution on that judgment;

    - the historical stock prices and trading characteristics of the CMI Voting Class A Common Stock;

    - the premiums paid in selected transactions;

    - the implied exchange ratio based on the closing share prices for the CMI Voting Class A Common Stock and the Terex common stock over various periods ending June 26, 2001; and

    - the sensitivity of the exchange ratio in the Terex transaction and the corresponding enterprise value to increases in CMI's consolidated net debt level at closing.

    MISCELLANEOUS

    CMI has agreed to pay CSFB for its financial advisory services fees that are customary for transactions of this nature, a substantial portion of which are contingent on consummation of the merger. CMI has also agreed to indemnify CSFB and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

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
    CSFB and its affiliates have in the past provided financial services to CMI and Terex unrelated to the merger, for which CSFB and its affiliates have received customary compensation. In addition, CSFB is currently providing financial and investment banking services to Terex unrelated to the merger for which it expects to receive customary fees in the future. In the ordinary course of business, CSFB and its affiliates may actively trade the debt and equity securities of CMI and Terex for its own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in those accounts.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    When considering whether to approve the merger agreement, you should be aware that certain CMI directors and executive officers have interests in the merger that are different from, or are in addition to, your interests.

    Pursuant to the merger agreement, Bill Swisher and Industrial Investments, a general partnership controlled by Mr. Swisher, entered into an agreement with CMI pursuant to which Mr. Swisher and Industrial Investments will, among other things, transfer to CMI certain real and personal properties currently being used by CMI and release all claims they may have against CMI. The real properties to be transferred to CMI consist of two tracts of land (one being approximately 6 acres and the other approximately 50 acres) in Oklahoma City adjacent to CMI's facilities. The personal property consists of two machine tools. Mr. Swisher and Industrial Investments will be granted easements for 25 years to access two billboards located on the larger tract of land.
Mr. Swisher and Industrial Investments will also be granted a permanent easement across the larger tract of land to access another tract of real property owned by Industrial Investments.

    Pursuant to the merger agreement, Mr. Swisher, Terex and CMI also entered into a non-competition agreement pursuant to which Mr. Swisher has agreed, among other things, to not compete with CMI or its subsidiaries for a period of ten years.

    The consummation of these agreements with Mr. Swisher is a condition to the consummation of the merger.

    In consideration of the transactions and covenants set forth in these agreements, CMI will pay to Mr. Swisher the sum of $1,800,000. Terex has the option of causing CMI to satisfy the $1,800,000 payment in cash or a combination of cash and CMI Voting Class A Common Stock. If Terex elects for Mr. Swisher to receive a combination of cash and CMI Voting Class A Common Stock, Mr. Swisher will receive at least 40% of the payment in cash, unless he agrees otherwise. Under the rules of the New York Stock Exchange, if the number of shares of CMI Voting Class A Common Stock issued to Mr. Swisher exceeds one percent of the number of shares of CMI common stock then outstanding, the issuance of those shares must be approved by the shareholders of CMI. A vote "FOR" approval of the merger agreement will also be deemed to be approval of the issuance of shares of CMI Voting Class A Common Stock to Mr. Swisher pursuant to the terms of these agreements. If the merger agreement is not consummated, the agreements with Mr. Swisher and Industrial Investments will have no force or effect.

    Pursuant to the merger agreement, Terex has agreed to honor any indemnification rights for present and former directors and officers of CMI. In addition, for a period of six years after the effective time of the merger, Terex will maintain director's and officer's liability insurance at least equal in respect to directors and officers covered, amount and scope as was CMI's coverage in effect as of June 27, 2001. However, Terex is not required to procure any coverage for an amount in excess of the amount of CMI's current annual premium for its existing coverage. See "The Agreement and Plan of Merger--Director and Officer Indemnification."

    Also, Jim Holland has entered into an agreement with CMI which provides that if his employment with CMI is terminated without cause within the two-year period following the merger, CMI will pay

Mr. Holland the greater of (i) his salary through the second anniversary of the merger and (ii) any amount that Mr. Holland would then be entitled to receive under CMI's severance plan, and, in addition, CMI will be obligated to continue to provide to Mr. Holland health benefits through the second anniversary of the merger.

    In addition, Carl Hatton, Chief Operating Officer of CMI, is party to an employment agreement that provides for his employment through July 9, 2005 (subject to early termination in certain circumstances) at a base salary of $240,000 per year. Mr. Hatton has the right to terminate his employment agreement within 180 days following the closing of the merger. If Mr. Hatton terminates his employment agreement within such time period, then for a period of one year following the closing of the merger, CMI will pay Mr. Hatton his base salary plus an amount equal to the premium CMI would have paid for health benefits for Mr. Hatton and his dependents as if he were an employee of CMI. In addition, if Mr. Hatton terminates his employment agreement within such time period, stock options granted to Mr. Hatton covering 48,000 shares of CMI Voting Class A Common Stock will immediately become exercisable.

    At the effective time of the merger, Terex will assume each outstanding option, whether vested or unvested, to purchase shares of CMI Voting Class A Common Stock. Each assumed option will continue to be governed by the same terms and conditions of the applicable CMI stock option plan or arrangement that were in effect immediately before the effective time of the merger, except that the option will apply to Terex common stock and the number of shares and the per share exercise price will be adjusted based on the exchange ratio. Carl Hatton, Chief Operating Officer of CMI, currently holds options to acquire 250,000 shares of CMI Voting Class A Common Stock at an exercise price of $2.75, and Jim Holland, Chief Financial Officer of CMI, holds options to acquire 100,000 shares of Voting Class A Common Stock at a weighted average exercise price of $3.81, all of which will be assumed by Terex following completion of the merger.

VOTING AGREEMENTS

    In connection with the merger agreement, REI, Bill Swisher and affiliated trusts of Bill Swisher entered into voting agreements with Terex. Under these voting agreements, REI, Bill Swisher and affiliated trusts of Bill Swisher have agreed among other things:

    - to vote all shares of CMI common stock held by them or that they have the right to vote in favor of the merger and the other transactions contemplated by the merger agreement; and

    - to vote all shares of CMI common stock held by them or that they have the right to vote against the following actions (other than the merger and the other transactions contemplated by the merger agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination; (ii) a sale, lease, or transfer of all or substantially all of the assets of CMI; or (iii) any reorganization, recapitalization, dissolution or liquidation of CMI.

    In addition, REI, Bill Swisher and affiliated trusts of Bill Swisher have granted Terex and its agents, attorneys and proxies irrevocable proxies to vote their shares of CMI common stock in the manner described above. The voting agreements will terminate upon the earlier to occur of the termination of the merger agreement or the completion of the merger.

    Approximately 9,183,550 shares of CMI common stock, or approximately 42.3% of the outstanding shares, are subject to the voting agreements and irrevocable proxies.

    Each of REI, Bill Swisher and affiliated trusts of Bill Swisher has also agreed that it or he will not:

    - sell, transfer, pledge, hypothecate, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, hypothecation, encumbrance, assignment or other disposition of, any or all of the shares;

    - grant any proxy or power of attorney, deposit any of the shares into a voting trust or enter into a voting agreement with respect to the shares;

    - exercise any rights of appraisal or rights to dissent from the merger;

    - initiate, solicit or encourage, or take any action to facilitate the making of, any takeover proposal;

    - engage in any discussions or negotiations with, or provide any information or data to or otherwise assist, facilitate or encourage, any person (other than Terex) in connection with any takeover proposal; or

    - approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any takeover proposal.

    Copies of the voting agreements are attached as Annexes B-1 and B-2 to this proxy statement/ prospectus.

REGULATORY APPROVAL REQUIRED

    The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which prevents some transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission. In addition, a waiting period must expire. Terex and CMI filed the required notifications and report forms with the Department of Justice and the Federal Trade Commission on
July 30, 2001 and clearance was received and effective August   , 2001.

    The Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the merger on antitrust grounds even after expiration of the waiting period. Accordingly, at any time before or after the completion of the merger, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take any action under the antitrust laws as it deems necessary or desirable in the public interest, or other persons, including private parties, could take action under the antitrust laws, including seeking to enjoin the merger. Additionally, at any time before or after the completion of the merger, any state could take any action under the antitrust laws as it deems necessary or desirable in the public interest. We cannot assure you that a challenge to the merger will not be made or that, if a challenge were made, it would be defeated.

MANAGEMENT AND OPERATIONS FOLLOWING THE MERGER

    Upon the closing of the merger, CMI will be a wholly-owned subsidiary of Terex. For information regarding Terex's directors and executive officers, their compensation and relationships or related transactions, please refer to Terex's latest proxy statement filed with the Securities and Exchange Commission on April 6, 2001 and its latest Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 22, 2001. See also "Where You Can Find More Information."

    The corporate headquarters of CMI after the merger will remain in Oklahoma City, Oklahoma.

ACCOUNTING TREATMENT

    Terex expects to account for the acquisition of CMI by Terex under the purchase method of accounting in accordance with accounting principles generally accepted in the United States of America. The purchase price will be allocated first among the assets and liabilities acquired based on their estimated fair values and any remaining purchase price will be recorded as goodwill. Under the purchase method of accounting, the assets and liabilities of CMI, including intangible assets, will be recorded at their fair values.

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
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The summary below is the opinion of Fried, Frank, Harris, Shriver & Jacobson, special counsel to Terex, regarding the material United States federal income tax consequences of the merger to the CMI shareholders and is based upon current provisions of the Internal Revenue Code of 1986, as amended, currently applicable United States Treasury regulations and judicial and administrative rulings and decisions as of the date hereof. The following summary is not binding on the Internal Revenue Service, and no rulings have been or will be sought from the Internal Revenue Service regarding any matters relating to the merger. In addition, legislative, judicial or administrative changes may be forthcoming that could alter or modify the statements set forth herein, possibly on a retroactive basis. This summary does not purport to deal with all aspects of United States federal income taxation that may be relevant to particular holders of CMI common stock in light of their individual circumstances, nor with certain types of holders who are subject to special treatment under the federal income tax laws (including, without limitation, tax-exempt organizations; insurance companies; financial institutions; broker-dealers; persons who hold such stock as part of a hedge, appreciated financial position, straddle or conversion transaction; holders whose functional currency is not the United States dollar; holders who acquired their stock pursuant to the exercise of employee stock options or otherwise as compensation; or holders who are neither citizens nor residents of the United States, or that are foreign corporations, foreign partnerships or foreign estates or trusts for United States federal income tax purposes). The summary also assumes that a CMI shareholder holds its shares of CMI common stock as a capital asset. Finally, no foreign, state or local tax considerations are addressed herein. Consequently, each holder of CMI common stock is strongly urged to consult their own tax advisor regarding the tax consequences of the merger in light of each such holder's particular circumstances, including the applicability and effect of federal, state, local and foreign income and other tax laws.

    CLOSING TAX OPINION

    As conditions to their respective obligations to complete the merger, Terex and CMI must receive an opinion, dated as of the date of the merger, of Fried, Frank, Harris, Shriver & Jacobson, special counsel to Terex, to the effect that the merger will qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended. The opinion will be based upon, among other things: current provisions of the Internal Revenue Code of 1986, as amended, currently applicable Treasury regulations, and judicial and administrative decisions and rulings, all of which are subject to change, possibly with retroactive effect; certain factual representations and statements of Terex and CMI; the assumption that such representations and statements will be correct and accurate as of the effective time of the merger; and the assumption that the merger and related transactions will be completed on the terms and conditions of the merger agreement and as described in this proxy statement/prospectus without any modification or waiver of such terms or conditions. A copy of the opinion to be delivered is filed as an exhibit to the registration statement on Form S-4 of which this proxy statement/prospectus is a part.

    EFFECT OF RECEIPT OF TEREX COMMON STOCK

    Assuming the merger qualifies as a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986, as amended, the merger will generally result in the following United States federal income tax consequences:

    - no gain or loss will be recognized by CMI shareholders on the exchange of their CMI common stock solely for Terex common stock (except to the extent of cash received in lieu of fractional shares as discussed below);

    - the holding period of Terex common stock received will include the holding period of shares of CMI common stock surrendered in the merger;

    - the tax basis of Terex common stock received by CMI shareholders in the merger will be the same as the tax basis of CMI common stock surrendered in the merger (reduced by any portion of such tax basis allocable to a fractional share of Terex common stock for which cash is received);

    - cash payments received by CMI shareholders in lieu of a fractional share of Terex common stock generally will be treated as capital gain or loss measured by the difference, if any, between the cash payment received and the portion of the tax basis in the shares of CMI common stock allocable to the fractional share. This gain or loss will be long-term capital gain or loss if the holder's holding period in the CMI common stock exchanged for the fractional share of Terex common stock is more than one year at the time of the merger; and

    - no gain or loss will be recognized by Terex or CMI solely as a result of the merger.

    If the merger does not qualify as a "reorganization" for federal income tax purposes, then a CMI common shareholder would generally recognize capital gain or loss in an amount equal to the difference between the fair market value of Terex common stock (and cash in lieu of fractional shares) received in the merger and the shareholder's tax basis in its CMI common stock surrendered in the merger. Any capital gain or loss would be long-term in nature if the shareholder's holding period in the CMI common stock surrendered is more than one year at the time of the merger. A CMI shareholder's tax basis in the Terex common stock received would be equal to its fair market value at the time of the merger, and the holding period of the Terex common stock would begin on the first day following the merger.

    CMI SHAREHOLDER REPORTING REQUIREMENTS

    A CMI shareholder who exchanges CMI common stock for Terex common stock will be required to retain in that shareholder's records and file with that shareholder's federal income tax return for the taxable year in which the merger takes place a statement setting forth all relevant facts in respect of the nonrecognition of gain or loss upon the exchange. The statement is required to include the shareholder's tax basis in the CMI common stock surrendered in the merger and the fair market value, as of the effective time of the merger, of the Terex common stock received in the merger.

    BACKUP WITHHOLDING

    Backup withholding at the rate of 31% may apply with respect to certain payments received by a CMI shareholder in the merger unless:

    - the recipient is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

    - the recipient provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

    A CMI shareholder who does not provide Terex with its correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

    THIS DISCUSSION IS ONLY INTENDED TO PROVIDE YOU WITH A GENERAL SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS DISCUSSION IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF EVERY POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCE OR ANY OTHER CONSEQUENCE OF THE MERGER. IN ADDITION, THE DISCUSSION DOES NOT

ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, YOUR INDIVIDUAL CIRCUMSTANCES. MOREOVER, THIS DISCUSSION DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. ACCORDINGLY, CMI STRONGLY URGES YOU TO CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES TO YOU OF THE MERGER.

APPRAISAL RIGHTS

    Under Oklahoma law, CMI shareholders who own shares of Voting Class A Common Stock, which is the stock traded on the New York Stock Exchange under the symbol "CMI," will not be entitled to appraisal rights as a result of the merger or to demand payment for their shares since (i) the shares of Terex common stock they will receive in the merger are listed on the New York Stock Exchange;
(ii) those shareholders will receive only shares of Terex common stock and cash in lieu of fractional shares of Terex common stock as a result of the merger; and (iii) the CMI Voting Class A Common Stock is listed on the New York Stock Exchange.

    However, under Section 1091 of the Oklahoma General Corporation Act, or OGCA, the CMI shareholders who own shares of CMI Voting Common Stock will have the right to exercise appraisal rights. Holders of record of CMI Voting Common Stock who object to the merger in writing and who follow the procedures prescribed by Section 1091 of the OGCA will be entitled to receive a cash payment equal to the fair value of the CMI Voting Common Stock held by them in lieu of receiving the consideration proposed under the merger agreement. Set forth below is a summary of the procedures that holders of CMI Voting Common Stock must follow in order to exercise appraisal rights. This summary does not purport to be complete and is qualified in its entirety by reference to
Section 1091, a copy of which is attached hereto as Annex D and is incorporated herein by reference.

    A holder of CMI Voting Common Stock whose shares are to be acquired in the merger and who desires to exercise appraisal rights pursuant to Section 1091 of the OGCA and receive cash payment for his or her shares must comply with each of the following conditions and requirements:

    - The shareholder must deliver to CMI, before the taking of the vote on the merger, a written demand for appraisal of such shareholder's shares. Such demand should be delivered or mailed, in time to arrive before the vote to be taken at the special meeting of shareholders, to CMI at P.O. Box 1985, I-40 and Morgan Road, Oklahoma City, Oklahoma, 73101 to the attention of Jim D. Holland. The written demand must be made in addition to, and separate from, any proxy or vote against approval of the merger agreement. Neither a proxy vote against, nor a vote at the special meeting against, nor a failure to vote for, nor abstaining from voting on, the merger agreement will constitute the required written demand.

    - The shareholder must not vote by proxy or in person in favor of approval of the merger agreement. A shareholder who executes and returns an unmarked proxy will have his or her shares of CMI Voting Common Stock voted in favor of the merger agreement and cannot exercise appraisal rights. A shareholder who abstains from voting by marking a proxy 'abstain' or by otherwise not voting can exercise appraisal rights. The failure of a shareholder to vote at the special meeting will not constitute a waiver of his or her appraisal rights.

    Within 10 days after the consummation of the merger, CMI or Terex must mail to any shareholder who has complied with the two conditions described above written notice that the merger has become effective.

    Within 120 days after the consummation of the merger, either CMI or any shareholder exercising appraisal rights may file a petition with the district court demanding a determination of the value of the Voting Common Stock of all dissenting shareholders of CMI. Any shareholder may, at any time within 60 days after the consummation of the merger, withdraw the demand for appraisal and accept the terms of the merger agreement. Shareholders exercising appraisal rights are entitled to receive from CMI, upon written request, a statement setting forth the aggregate number of shares of Voting Common Stock not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares.

    If such an action is commenced, CMI would be required to file with the office of the court clerk of the district court in which the appraisal petition was filed a verified list containing the names and addresses of all shareholders who have demanded appraisal of their shares and with whom agreements regarding the value of their shares have not been reached by CMI. If so ordered by the court, the clerk of the court would then give notice of the time and place fixed for the hearing on the petition by registered or certified mail to CMI and to all shareholders on the verified list. Such notice would also be published in a newspaper of general circulation in Oklahoma City, Oklahoma or such other publication as the court deems advisable.

    At the hearing, the court would determine the shareholders who have perfected their appraisal rights and may require them to submit their stock certificates to the court clerk for notation thereon of the pendency of the appraisal proceedings, and may dismiss the proceedings with respect to any shareholder who fails to comply with that order. The court would then, taking into account all relevant factors, determine the fair value of the stock of all of the shareholders exercising appraisal rights exclusive of any element of value arising from the accomplishment or expectation of the merger, and order its payment to the shareholders, together with a fair rate of interest, if any, to be paid upon such amount. Discovery and other pretrial proceedings would be conducted to the extent permitted by the court in its discretion. Interest may be simple or compound as the court may direct. Court costs would be imposed upon the parties as the court directs. Upon application of a shareholder, the court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceedings including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against all of the shares entitled to an appraisal.

    Any shareholder who has duly demanded appraisal in compliance with
Section 1091 of the OGCA will not, after the consummation of the merger, be entitled to vote for any purpose the shares of stock subject to such demand or to receive payment of dividends or other distributions with respect to the shares held by such holder, except for dividends or distributions payable to shareholders of record at a date prior to the consummation of the merger.

    A demand for appraisal must be made by or for and in the name of the shareholder of record as such shareholder's name appears on the shareholder's stock certificates. Such demand cannot be made by the beneficial owner if the shareholder does not also hold the shares of record. If the stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If the stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he or she is acting as agent for the record owner.

    A record owner who holds stock as a nominee for others may exercise the right of appraisal with respect to the shares held for all or less than all beneficial owners of shares held by the record owner. In such cases, the written demand must set forth the number of shares as to which appraisal is sought. If the number of shares as to which appraisal is sought is not expressly mentioned, the demand will be presumed to cover all shares of stock outstanding in the name of such record owner.

    Shareholders who have elected to dissent are bound by their election unless they withdraw their demand within 60 days after the consummation of the merger and may not thereafter withdraw their election and receive Terex common stock without the written consent of CMI.

    The foregoing summary does not purport to be a complete statement of the appraisal rights of dissenting shareholders, and is qualified in its entirety by reference to the applicable provisions of Section 1091 of the OGCA, which are reproduced in full as Annex D to this proxy statement/ prospectus.

LISTING OF THE TEREX COMMON STOCK TO BE ISSUED IN THE MERGER

    Terex will use its best efforts to cause the shares of Terex common stock to be issued in the merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, before the completion of the merger. The listing of the shares of Terex common stock is a condition to the completion of the merger.

DELISTING AND DEREGISTRATION OF CMI VOTING CLASS A COMMON STOCK AFTER THE MERGER

    If the merger is completed, CMI Voting Class A Common Stock will be delisted from the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.

FEDERAL SECURITIES LAW CONSEQUENCES

    All shares of Terex common stock received by CMI shareholders in the merger will be freely transferable, except that shares of Terex common stock received by persons who are deemed to be affiliates of CMI prior to the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933, as amended, or otherwise in compliance with, or pursuant to an exemption from, the registration requirements of the Securities Act. Persons deemed to be affiliates of CMI are those individuals or entities that control, are controlled by, or are under common control with, CMI and generally include executive officers, directors and principal shareholders of CMI. This proxy statement/prospectus does not cover any resales of Terex common stock received by affiliates of CMI in the merger.

                        THE AGREEMENT AND PLAN OF MERGER

    THE FOLLOWING IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE MERGER AGREEMENT. THIS DESCRIPTION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A TO THIS PROXY
STATEMENT/PROSPECTUS.

GENERAL

    The merger agreement provides that a wholly-owned subsidiary of Terex will be merged with and into CMI at the effective time of the merger. CMI will continue as the surviving corporation in accordance with the OGCA, becoming a wholly-owned subsidiary of Terex. The merger will be completed shortly after all conditions in the merger agreement are met or waived and a certificate of merger is filed with the Secretary of State of the State of Oklahoma. Closing of the merger will take place no later than the second business day after satisfaction or waiver of the conditions to the merger. Terex and CMI presently expect that the merger will be completed shortly after the special meeting of CMI shareholders.

CONVERSION OF SHARES

    The merger agreement provides that each issued and outstanding share of CMI Voting Class A Common Stock and CMI Voting Common Stock, other than dissenting shares and shares owned by CMI, Terex or any of their subsidiaries, will be converted into the right to receive 0.16 of a share of Terex common stock, unless the consolidated net debt of CMI as of the end of the last business day of the last full week immediately preceding the closing date, also known as the net debt determination date, is greater than $75,250,000. If CMI's consolidated net debt is greater than $75,250,000 as of such date, then the exchange ratio will be adjusted downward. Appendix I of the merger agreement defines consolidated net debt as all indebtedness of CMI and its subsidiaries, less unrestricted cash and adjusted to exclude intercompany balances. For purposes of Appendix I, the term "indebtedness" is defined as:

    - all obligations for borrowed money or advances of any kind (other than nonrefundable customer deposits);

    - all obligations evidenced by bonds, debentures, notes or similar instruments;

    - all obligations upon which interest charges are customarily paid;

    - all obligations under conditional sale or other title retention agreements relating to purchased property or assets;

    - all obligations issued or assumed as the deferred purchase price of property or services (excluding trade accounts payable and accrued obligations incurred in the ordinary course of business);

    - all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured
      by) any mortgage, deed of trust, pledge, encumbrance, charge, security interest or lien on any owned or acquired property, whether or not the obligations secured thereby have been assumed;

    - all guarantees (as more particularly described on Appendix I of the merger agreement);

    - all capital lease obligations (as more particularly described on Appendix I of the merger agreement); and

    - all obligations as an account party in respect of letters of credit and bankers' acceptances.

    However, consolidated net debt does not include any of the following indebtedness of CMI or its subsidiaries:

    - any prepayment or other similar fees payable to lenders or other persons as a result of the merger;

    - any fees payable to CSFB in connection with the merger;

    - any amounts paid or payable to Bill Swisher and Industrial Investments pursuant to the agreements entered into as of June 27, 2001;

    - any amounts owed or allegedly owing by CMI to Cedarapids, Inc. in connection with either one of two pending patent infringement cases between CMI and Cedarapids;

    - any amounts payable if the other equity holders in CMI Cifali Equipamentos, Ltda. ("Cifali"), a subsidiary of CMI, give notice of their intent to exercise their put rights under Section 2.6.12.3 of the Stock Purchase Agreement, dated July 26, 2000, among CMI, Cifali and certain other parties (the "Cifali Agreement");

    - any amounts payable to Judith E. Barton pursuant to Section 4.3 of the Employment Agreement, dated January 7, 2000, between CMI and Ms. Barton;

    - any contingent liabilities relating to equipment residual value guarantees provided by CMI or a CMI subsidiary to CIT Group/Equipment
      Financing, Inc. or other similar institution;

    - any amounts payable pursuant to the settlement agreement, dated June 20, 2001, executed among Melvin L. Black Incorporated, Melvin L. Black, Katherine E. Black and CMI; and

    - any amounts payable pursuant to Section 2.1(b) of the Cifali Agreement.

    Based on the formula set forth in Section 1.2(b) of the merger agreement, if CMI's consolidated net debt on the net debt determination date exceeds $75,250,000 but is not greater than $90,000,000, then the exchange ratio will range from 0.16 to 0.1458. If CMI's consolidated net debt on the net debt determination date exceeds $90,000,000, then the exchange ratio will be further reduced by approximately .0021 for each $1,000,000 that CMI's consolidated net debt exceeds $90,000,000.

    The following chart shows, for illustration purposes, the effect of how changes in CMI's consolidated net debt would affect the exchange ratio:

         AMOUNT OF
CMI'S CONSOLIDATED NET DEBT         APPROXIMATE EXCHANGE RATIO
---------------------------         --------------------------
70.00 $million........                        0.1600
72.00 $million........                        0.1600
75.25 $million........                        0.1600
75.50 $million........                        0.1597
76.00 $million........                        0.1592
77.00 $million........                        0.1581
78.00 $million........                        0.1571
79.00 $million........                        0.1561
80.00 $million........                        0.1551
81.00 $million........                        0.1541
82.00 $million........                        0.1532
83.00 $million........                        0.1522
84.00 $million........                        0.1513
85.00 $million........                        0.1503
86.00 $million........                        0.1494
87.00 $million........                        0.1485
88.00 $million........                        0.1476
89.00 $million........                        0.1467
90.00 $million........                        0.1458
91.00 $million........                        0.1437
92.00 $million........                        0.1416
93.00 $million........                        0.1395
94.00 $million........                        0.1374
95.00 $million........                        0.1354
96.00 $million........                        0.1333
97.00 $million........                        0.1312
98.00 $million........                        0.1291
99.00 $million........                        0.1271
100.00$million.......                         0.1250

As this chart reflects, if CMI's consolidated net debt is lower than $75,250,000 as of the net debt determination date, no upward adjustment will be made to the exchange ratio.

    As of June 30, 2001, CMI's consolidated net debt was approximately $      .
While CMI is seeking to reduce its consolidated net debt (see "CMI's Management's Discussion and Analysis of Financial Conditions and Results of Operations), CMI cannot assure you that it will succeed in reducing its consolidated net debt or what its consolidated net debt will be at the net debt determination date.

    Each outstanding share of Terex common stock will remain outstanding and be unaffected by the merger. However, if prior to the merger, the outstanding shares of Terex common stock are changed into a different number of shares or a different class, by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any similar transaction, or any stock dividend, the exchange ratio of 0.16 will be adjusted accordingly.

    No fractional shares of Terex common stock will be issued in the merger. Each holder of CMI common stock who would have otherwise been entitled to receive a fraction of a share of Terex common stock will receive cash in lieu of a fractional share of Terex common stock. The amount of cash will be equal to such fractional part of a share of Terex common stock multiplied by the average closing price per share of Terex common stock as reported by the New York Stock Exchange composite tape for the ten consecutive trading days immediately preceding the closing date of the merger.

TREATMENT OF STOCK OPTIONS

    At the effective time of the merger, Terex will assume each outstanding option, whether vested or unvested, to purchase shares of CMI Voting Class A Common Stock. Each assumed option will continue to be governed by the same terms and conditions of the applicable CMI stock option plan or arrangement that were in effect immediately before the effective time of the merger, except that:

    - each option will be exercisable for a number of shares of Terex common stock equal to the number of shares of CMI Voting Class A Common Stock that were issuable upon exercise of the option immediately before the effective time of the merger multiplied by the merger's exchange ratio, rounded down to the nearest whole number of shares of Terex common stock; and

    - the per share exercise price for the shares of Terex common stock issuable upon exercise of the assumed option will be equal to the exercise price per share of CMI Voting Class A Common Stock at which the option was exercisable immediately before the effective time of the merger divided by the merger's exchange ratio, rounded down to the nearest one-hundredth of a cent.

    On July 26, 2001, options to purchase 552,500 shares of CMI common stock were outstanding; and the weighted average exercise price per share of these options was $4.00. Terex has agreed to file a registration statement or a post effective amendment to a previously filed registration statement for the shares of Terex common stock subject to CMI stock options. Terex expects the registration statement will be effective shortly after the effective time of the merger, and Terex has agreed to use commercially reasonable efforts to maintain the current status of the prospectus contained in that registration statement for so long as the assumed stock options remain outstanding.

EMPLOYEE MATTERS

    Terex has agreed to provide to those people who are employees of CMI before the merger and who continue to be employed by Terex or CMI after the merger employee benefits that are, in the aggregate, not less favorable than the employee benefits provided to those persons who immediately following the merger are similarly situated employees of Terex. In addition, for purposes of eligibility and vesting under Terex's benefit plans providing benefits to any CMI employees after the merger, Terex has agreed that each CMI employee will be credited with his or her years of service with CMI before the merger, to the same extent as the CMI employee was entitled, before the merger, to credit for such service under any similar CMI benefit plans. In addition, Terex has agreed that all CMI employees will be immediately eligible to participate, without any waiting time, in all Terex benefit plans to the extent coverage under such Terex benefit plan replaces coverage under a CMI benefit plan in which the CMI employee participated immediately before the merger. For purposes of such Terex benefit plans providing medical, dental, pharmaceutical and/or vision benefits to any CMI employees, Terex will cause all pre-existing exclusions and actively-at-work requirements of such plans to be waived for such CMI employees and their covered dependents.

PROCEDURE FOR THE EXCHANGE OF STOCK CERTIFICATES

EXCHANGE OF STOCK CERTIFICATES

    Terex and CMI have designated American Stock Transfer & Trust Company to serve as exchange agent for the exchange of certificates representing CMI common stock for certificates representing Terex common stock and for the payment of cash in lieu of fractional shares. Promptly after the merger is completed, transmittal forms and exchange instructions will be mailed to each holder of record of CMI common stock. After receiving the transmittal form, each holder of certificates formerly representing CMI common stock will be able to surrender the certificates to the exchange agent and receive certificates evidencing the appropriate number of whole shares of Terex common stock. After the merger, each certificate formerly representing CMI common stock, until surrendered and exchanged, will be deemed, for all purposes, to evidence only the right to receive a certificate representing the number of whole shares of Terex common stock which the holder's shares of CMI common stock were converted in the merger, plus cash in lieu of fractional shares, if any.

    DIVIDENDS AND DISTRIBUTIONS

    The holder of an unexchanged CMI certificate will not be entitled to receive any dividends or other distributions otherwise payable by Terex until the certificate has been exchanged. Subject to applicable laws, following surrender of the certificates by the holder, Terex will pay the holder any accrued and unpaid dividends and distributions that have become payable between the effective time of the merger and the time the certificate is surrendered, without interest.

    WITHHOLDING RIGHT

    Terex will be entitled to deduct and withhold from the consideration payable to any former holder of shares of CMI common stock the amount it is required to deduct and withhold from the consideration under the Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign tax law. Any amounts withheld will be treated as having been paid to the former holder of the CMI common stock.

    LOST CERTIFICATES

    In order to receive Terex common stock or cash in lieu of fractional shares in respect of any lost, stolen or destroyed CMI stock certificates, a shareholder must provide an appropriate affidavit to the exchange agent. In addition, CMI or Terex may require the holders of lost, stolen or destroyed certificates to post a bond as indemnity against any claim that may be made against CMI or Terex with respect to the certificates.

    NO LIABILITY

    Terex will not be liable to any former holder of shares of CMI common stock for shares of Terex common stock, or dividends or distributions made with respect to those shares, delivered to a public official under any applicable abandoned property, escheat or similar law.

    Please do not send in any stock certificates with your proxies. Please wait for the transmittal form and instructions from the exchange agent.

REPRESENTATIONS AND WARRANTIES

    CMI has made representations and warranties in the merger agreement relating to the following:

    - its organization and the organization of its subsidiaries;

    - its capital structure;

    - the authorization, execution, delivery and enforceability of the merger agreement and related matters;

    - required consents or approvals;

    - the absence of conflicts under its certificate of incorporation, bylaws, agreements and applicable laws;

    - documents and financial statements filed with the Securities and Exchange Commission and the accuracy of the information contained in those documents and financial statements;

    - litigation;

    - the absence of undisclosed liabilities;

    - accounting and tax matters;

    - the absence of adverse events or changes reasonably expected to have a material adverse effect on CMI;

    - transactions with affiliates of CMI;

    - compliance with laws;

    - brokers' fees and expenses with respect to the merger;

    - material agreements, contracts and commitments;

    - employee benefit plans;

    - taxes, tax returns and tax treatment;

    - the inapplicability to the merger of anti-takeover laws;

    - intellectual property;

    - environmental matters;

    - properties;

    - opinions of financial advisor;

    - labor matters;

    - insurance;

    - major customers and suppliers;

    - the voting agreements;

    - the agreements, dated as of June 27, 2001, with Bill Swisher and Jim Holland.

    - conflicts of interest;

    - accounts receivable and inventory;

    - products liability; and

    - the accuracy of information furnished to Terex.

    The foregoing representations will not survive the effective time of the merger.

    Terex and its acquisition subsidiary have made representations and warranties in the merger agreement relating to the following:

    - their organization;

    - their capital structure;

    - the authorization, execution, delivery and enforceability of the merger agreement and related matters;

    - required consents or approvals;

    - the absence of conflicts under their certificates or articles of incorporation, bylaws, agreements and applicable laws;

    - documents and financial statements filed with the Securities and Exchange Commission and the accuracy of the information contained in those documents and financial statements;

    - tax treatment;

    - the absence of adverse events or changes reasonably expected to have a material adverse effect on Terex; and

    - the accuracy of information furnished to CMI.

CERTAIN COVENANTS RELATING TO CONDUCT OF BUSINESS

    CMI has agreed that, during the period from the date of the merger agreement until the completion of the merger, CMI will, and will cause its subsidiaries to:

    - carry on their respective businesses in the ordinary course; and

    - use commercially reasonable efforts to preserve intact their respective business organizations, management teams and business relationships.

    In addition, unless Terex agrees in writing or the merger agreement provides otherwise, CMI has agreed that before the merger, neither it nor any of its subsidiaries will:

    - amend or propose to amend their certificates of incorporation or bylaws;

    - authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of their capital stock or securities convertible into shares of their capital stock;

    - split, combine or reclassify any shares of their capital stock or declare, pay or set aside any dividend or other distribution in respect of any of their capital stock;

    - create, incur or assume any indebtedness, subject to certain exceptions;

    - acquire or agree to acquire by merging or consolidating with, or purchasing outside of the ordinary course of business, the assets of any business or any assets that are material to CMI and its subsidiaries, taken as a whole;

    - divest, sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to divest, sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, any assets, businesses or properties other than to secure debt permitted to be incurred and other than transfers in the ordinary course of business; provided that CMI may solicit buyers for the assets of certain of its divisions; provided, further, that CMI may not sell any of the assets of any such division other than in the ordinary course of business unless Terex agrees in writing;

    - increase in any material respect the compensation payable to its officers and directors;

    - grant additional severance or termination pay or enter into, amend or terminate employment or severance agreements with any employee, director or officer;

    - enter into any material lease or amend any material lease of real property;

    - make or rescind any express or deemed election relating to taxes, unless required to do so by applicable law;

    - settle or compromise any material tax liability or agree to an extension of a statute of limitations with respect to the assessment of taxes;

    - file any amended tax return;

    - prepare or file any tax return inconsistent with past practice or take any position, make any election, or adopt any method that is inconsistent with positions taken in prior tax returns;

    - modify, amend, assign, terminate or fail to renew any material contract;

    - make any material changes to accounting methods, principles or practices, except as may be required by accounting principles generally accepted in the United States of America;

    - fail to use commercially reasonable efforts to maintain their material assets in their current physical condition;

    - pay, discharge, or satisfy any material claim, liability or obligation incurred other than in the ordinary course of business, or fail to pay or otherwise satisfy when due and payable (except if

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      being contested in good faith) any accounts payable or other claim, liability or obligation payable in the ordinary course of business consistent with past practice;

    - enter into any non-compete agreement which restricts the ability of CMI or its subsidiaries to compete;

    - except for purchase or sales orders in the ordinary course of business consistent with past practice, enter into any contract or incur any liability in a transaction or series of transactions involving amounts in excess of $100,000;

    - adopt a shareholder rights plan or any similar plan which would impair or delay the merger;

    - waive any rights or release any other party from its obligations under or amend any standstill agreement, except for the confidentiality agreement between CMI and Terex;

    - enter into any settlement agreement with respect to any material litigation or any material claim;

    - discount receivables at a rate of 10% or greater, or factor receivables for less than 90% of their face value, or auction or sell assets below current standard prices;

    - enter into any distribution, dealer or similar agreement which is not cancellable without penalty or premium by CMI on 90 days' or less notice or not in a form reasonably acceptable to Terex as agreed upon in writing;

    - amend the voting agreements with REI, Bill Swisher and affiliated trusts of Bill Swisher, the severance agreement with Jim Holland, or either of the other agreements involving Bill Swisher or waive any provision thereof;

    - fail to extend or continue to extend, in accordance with their existing terms, the forbearance agreements between CMI and its lenders, if such forbearance agreements would otherwise expire prior to the closing date of the merger; or

    - authorize, or commit or agree to take (or fail to take), any of the foregoing actions.

NO SOLICITATION

    Under the merger agreement, CMI has agreed not to:

    - directly or indirectly initiate, solicit or encourage or take any action to facilitate the making of any takeover proposal;

    - directly or indirectly engage in negotiations or discussions concerning, or provide any non-public information or provide access to its properties, books and records to any third party or entity relating to, any takeover proposal; or

    - approve any agreement in principle related to a takeover proposal.

    However, prior to the special meeting, the CMI board of directors may furnish information to, or enter into discussions or negotiations with, any third party regarding an unsolicited bona fide written takeover proposal, if:

    - the board of directors determines with the advice of its outside legal counsel that failure to furnish this information or participate in these discussions or negotiations would be reasonably likely to result in a breach of the fiduciary duties of the board of directors under applicable law;

    - CMI is not in breach of its obligations under the "no solicitation" provisions of the merger agreement; and

    - prior to taking these actions, the board of directors receives an executed confidentiality agreement from the third party with terms no less favorable than those contained in the confidentiality agreement between Terex and CMI.

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    The CMI board of directors may also respond to any tender offer that may be made in order to comply with the requirements of Rules 14d-9 and 14e-2 under the Securities Exchange Act of 1934, as amended. In addition, the CMI board of directors is not prohibited from making any disclosure to CMI's shareholders if, in the good faith judgment of the CMI board of directors, after consultation with counsel, failure to do so would be inconsistent with CMI's obligations under applicable law.

    In addition to the obligations of the "no solicitation" provisions described above, CMI has agreed to notify Terex, orally and in writing, of any takeover proposal, the identity of the person making the takeover proposal and the material terms of the takeover proposal, promptly and no later than one day after receipt of the takeover proposal. CMI has also agreed to keep Terex fully informed of the status of any such takeover proposal.

    The merger agreement provides that the term "takeover proposal" means any inquiry, proposal or offer from any person (other than Terex) relating to:

    - any direct or indirect acquisition or purchase of a business that constitutes 35% or more of the net revenues, net income or assets of CMI and CMI's subsidiaries, taken as a whole, or 35% or more of the common stock or voting power of CMI or CMI's subsidiaries;

    - any tender offer or exchange offer that if consummated would result in any person beneficially owning 35% or more of any class or series of equity securities of CMI or any of its subsidiaries; or

    - any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving CMI or any of its subsidiaries that constitutes 35% or more of the net revenues, net income or assets of CMI and its subsidiaries, taken as a whole.

ADDITIONAL AGREEMENTS

    ACCESS TO INFORMATION

    CMI has agreed to provide to the officers, employees, accountants, counsel and other representatives of Terex reasonable access to all personnel, properties, books, contracts, commitments and records during the period between the date of the merger agreement and the merger. CMI has also agreed to furnish to Terex copies of each material report, schedule or other document filed or received by it or its subsidiaries pursuant to the requirements of the federal securities laws or the New York Stock Exchange and other information about its business as Terex may reasonably request.

    NOTIFICATION

    Under the merger agreement, each of the parties has agreed to notify the other of various material events, including the occurrence of any event that would have a material adverse effect on the business, results of operations, assets or liabilities, or financial condition or prospects of that party.

    SPECIAL MEETING OF SHAREHOLDERS

    CMI has agreed to call a special meeting of its shareholders for the purpose of considering the approval of the merger agreement as soon as practicable following the date of the merger agreement. The board of directors of CMI has agreed to declare advisable and recommend that the shareholders of CMI vote for the merger agreement. However, the board of directors will not be required to make its recommendation of the merger with Terex if the board of directors concludes in good faith (after having considered the advice of outside legal counsel) that such recommendation would be reasonably likely to result in a breach of the fiduciary duties of the board of directors under applicable law. Regardless of any permissible change in the recommendation of the CMI board of directors regarding the merger agreement, CMI has agreed to submit the merger agreement to the CMI shareholders for approval at the special meeting in order to give CMI shareholders the opportunity to vote on the merger agreement.

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    NEW YORK STOCK EXCHANGE LISTING AND BLUE SKY APPROVALS

    Terex has agreed to use commercially reasonable efforts to list the Terex common stock issuable in the merger on the New York Stock Exchange and secure all material "blue sky" permits.

    PREPARATION OF THE REGISTRATION STATEMENT AND PROXY STATEMENT

    Terex and CMI have agreed to cooperate in the prompt preparation and filing of documents with respect to the Terex common stock to be issued in connection with the merger under federal and state securities laws and with applicable governmental authorities.

    TAX TREATMENT

    Terex and CMI have each agreed to use commercially reasonable efforts before and until completion of the merger to have the merger qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

    EMPLOYEES

    With respect to the employees of CMI and its subsidiaries that will be employed by CMI or its subsidiaries after the merger, Terex has agreed to provide those employees with benefits at least as favorable as those provided to similarly situated employees of Terex.

    REASONABLE EFFORTS

    CMI and Terex have each agreed to use its commercially reasonable efforts to:

    - obtain all necessary consents, approvals or waivers from third parties;

    - defend any lawsuits or legal proceedings that challenge the merger agreement;

    - obtain all consents, approvals and actions by governmental entities; and

    - make all necessary securities filings and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any other applicable law.

    PUBLIC ANNOUNCEMENTS

    Except as required by applicable law or the rules of the New York Stock Exchange, CMI and its affiliates may not issue or cause to be issued a press release regarding the merger, the CMI shareholders meeting or the merger agreement without the prior consent of Terex.

    AFFILIATE LETTERS

    CMI has agreed to use commercially reasonable efforts to cause its affiliates (as defined by Rule 145 under the Securities Act) to enter into written agreements at least 10 days prior to the merger not to sell, transfer or otherwise dispose of any shares of Terex common stock issued to them in connection with the merger, except in compliance with Rule 145 promulgated under the Securities Act, or unless the shares have been registered under the Securities Act, or there is an available exemption from the registration requirements thereunder. An affiliate would include any person that controls, is controlled by, or is under common control with CMI.

DIRECTOR AND OFFICER INDEMNIFICATION

    The merger agreement provides that, after the merger, Terex will honor any indemnification rights for present and former directors and officers of CMI. In addition, for a period of six years after the effective time of the merger, Terex will maintain director's and officer's liability insurance at least equal

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in respect to directors and officers covered, amount and scope as was CMI's coverage in effect as of June 27, 2001. However, Terex is not required to procure any coverage for an amount in excess of the amount of CMI's current annual premium for its existing coverage.

CONDITIONS TO THE MERGER

    JOINT CONDITIONS TO THE MERGER

    The merger agreement provides that the obligations of Terex and CMI to effect the merger are subject to the satisfaction or waiver of the following conditions:

    - the CMI shareholders must have approved the merger agreement;

    - the absence of any order, statute, rule, regulation, injunction or judgment that prohibits the consummation of the merger or could reasonably be expected to have a material adverse effect on CMI or on the economic or business benefits of the merger to Terex;

    - all necessary waivers and consents of governmental authorities must have been obtained;

    - any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 must have expired or been terminated;

    - Terex and CMI must have received a favorable tax opinion that the merger will qualify as a "reorganization" within the meaning of Section368(a) of the Internal Revenue Code of 1986, as amended;

    - Terex's registration statement must be effective under the Securities Act and not be the subject of a stop order; and

    - the shares of Terex common stock to be issued in the merger must have been approved for listing on the New York Stock Exchange.

    CMI'S CONDITIONS TO THE MERGER

    In addition, the merger agreement provides that CMI's obligation to effect the merger is subject to the satisfaction or waiver of the following conditions:

    - Terex's representations and warranties must have been true and correct when made and must be true and correct on and as of the closing date, except to the extent that any failures of such representations and warranties to be true and correct would not have a material adverse effect on Terex;

    - Terex must have performed and complied in all material respects with all agreements and covenants required to be performed by it under the merger agreement as of the closing date;

    - there must have been no event, development or change of circumstance that has had, individually or in the aggregate, or is reasonably likely to have, a material adverse effect on Terex and its subsidiaries; and

    - Terex must have delivered an officer's certificate to the effect that certain of the conditions to CMI's obligations have been satisfied.

    The merger agreement provides that a "material adverse effect," when used in connection with Terex, means any change, effect, circumstance or event, other than any such change, effect, circumstance or event resulting from changes in general economic, regulatory or political conditions, that is or is reasonably likely to:

    - be materially adverse to the business, results of operations, assets or liabilities, financial condition or prospects of Terex and its subsidiaries taken as a whole; or

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    - materially adversely affect the ability of Terex and its wholly-owned subsidiary to perform their obligations under the merger agreement or timely consummate the transactions contemplated by the merger agreement.

    TEREX'S CONDITIONS TO THE MERGER

    In addition, the merger agreement provides that Terex's obligations to effect the merger are subject to the satisfaction or waiver of the following conditions:

    - CMI's representations and warranties must have been true and correct when made and must be true and correct on and as of the closing date, except to the extent that any failures of such representations and warranties to be true and correct would not have a material adverse effect on CMI;

    - CMI must have performed and complied in all material respects with all agreements and covenants required to be performed by it under the merger agreement as of the closing date;

    - there must have been no event, development or change of circumstance that has had, individually or in the aggregate, or is reasonably likely to have, a material adverse effect on CMI and its subsidiaries;

    - the transactions contemplated by the agreement with Bill Swisher and Industrial Investments must have been consummated;

    - CMI must have terminated the Investment Agreement, dated as of August 19, 1991 between CMI and REI, the Shareholders Agreement, dated as of August 19, 1991, between CMI, REI and the other parties thereto, and the Registration Rights Agreement, dated as of August 19, 1991, between CMI and REI;

    - CMI must have obtained all necessary consents to the completion of the merger and the other transactions contemplated by the merger agreement and such consents must be in full force and effect; and

    - CMI must have delivered, or caused to be delivered, to Terex (i) an officer's certificate to the effect that certain of the conditions to Terex's obligations have been satisfied and (ii) certificates as to CMI's consolidated net debt and number of outstanding shares of CMI common stock.

    The merger agreement provides that a "material adverse effect," when used in connection with CMI, means any change, effect, circumstance or event, other than any such change, effect, circumstance or event resulting from changes in general economic, regulatory or political conditions, that is or is reasonably likely to:

    - be materially adverse to the business, results of operations, assets or liabilities, financial condition or prospects of CMI and its subsidiaries taken as a whole; or

    - materially adversely affect the ability of CMI to perform its obligations under the merger agreement or timely consummate the transactions contemplated by the merger agreement.

TERMINATION; TERMINATION FEES AND EXPENSES

    TERMINATION OF THE MERGER AGREEMENT

    The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after approval of the merger agreement by the CMI shareholders:

    - by mutual written consent of Terex and CMI;

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    - by either Terex or CMI if:

       (a) there has been a breach of any representation, warranty, covenant or agreement on the part of the other party, which breach would cause certain conditions to the closing of the merger not to be satisfied, and such breach, if curable, is not cured after written notice;

       (b) any decree, permanent injunction, judgment or order of any governmental authority preventing or prohibiting consummation of the merger shall have become final and nonappealable;

       (c) the merger is not consummated by December 31, 2001; or

       (d) at the special meeting, the requisite vote of the shareholders of CMI in favor of the approval of the merger agreement is not obtained.

    - by Terex if the CMI board of directors withdraws, modifies or changes, in a manner adverse to Terex, its approval or recommendation of the merger or shall have recommended any other takeover proposal.

    If the merger agreement is terminated by either Terex or CMI as provided above, the merger agreement will become void and neither Terex nor CMI will have any continuing liabilities or obligations under the merger agreement, except for
(i) CMI's obligation to reimburse expenses or pay a termination fee under the circumstances described below, (ii) Terex's obligation to pay fees incurred in connection with filings made pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (iii) CMI's and Terex's respective obligations to pay one-half of all filing, printing, mailing and related expenses incurred in connection with this proxy statement/prospectus. In addition, termination of the merger agreement will not limit liability for a willful breach by a party of its representations, warranties, covenants or other agreements in the merger agreement.

    TERMINATION FEES AND EXPENSES

    CMI has agreed to reimburse Terex for up to $1,000,000 in merger-related expenses incurred by Terex in connection with the merger agreement if:

    - Terex terminates the merger agreement because CMI breaches any representation, warranty, covenant or agreement in the merger agreement and the breach results in the failure of the closing conditions relating to the accuracy of CMI's representations and warranties or the performance by CMI of its covenants;

    - Terex terminates the merger agreement because the CMI board of directors withdraws, or modifies or changes in a manner adverse to Terex, its approval or recommendation of the merger or recommends any other takeover proposal; or

    - either CMI or Terex terminates the merger agreement because the CMI shareholders fail to approve the merger agreement.

    In addition to reimbursing Terex for up to $1,000,000 in merger-related expenses (without duplication for any expenses of Terex previously paid by CMI), CMI will be required to pay to Terex a termination fee of $3,000,000 if:

    - (i) the merger agreement is terminated because the merger is not consummated by December 31, 2001 or because the merger agreement fails to receive the approval of the CMI shareholders; (ii) at any time after the date of the merger agreement and on or prior to the date of the special meeting of CMI shareholders if a takeover proposal is publicly announced; and (iii) within twelve months of the termination of the merger agreement, CMI enters into a definitive agreement with respect to an acquisition transaction;

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    - (i) Terex terminates the merger agreement because CMI breaches a representation, warranty, covenant or agreement in the merger agreement and the breach results in the failure of the closing conditions relating to the accuracy of CMI's representations and warranties or the performance by CMI of its covenants and (ii) within twelve months of the termination of the merger agreement, CMI enters into a definitive agreement with respect to an acquisition transaction; or

    - (i) Terex terminates the merger agreement because the CMI board of directors withdraws, or modifies or changes in a manner adverse to Terex, its approval or recommendation of the merger or recommends any other takeover proposal and (ii) within twelve months of the termination of the merger agreement CMI, enters into a definitive agreement with respect to an acquisition transaction.

    The term "takeover proposal" is described above under "--No Solicitation." Generally, an acquisition transaction is any of the transactions referred to in the definition of a takeover proposal, other than the merger by a subsidiary of Terex with and into CMI.

AMENDMENT AND WAIVER

    The merger agreement may be amended at any time by the written consent of Terex, its wholly-owned subsidiary and CMI, before or after shareholder approval of the merger agreement. However, once the merger agreement is approved by CMI's shareholders, no change can be made where further shareholder approval is required by law. Terex and CMI may also extend the time for performance of the obligations or other acts of the other, may waive inaccuracies in the representations or warranties contained in the merger agreement and may waive compliance with any agreements or conditions contained in the merger agreement.

FEES AND EXPENSES

    Terex and CMI have agreed that all expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring those fees, except that (i) filing fees in respect to filings made pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 will be paid by Terex, and
(ii) all filing, printing, mailing and related expenses incurred in connection with this proxy statement/prospectus will be shared equally by CMI and Terex.

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                          AGREEMENTS WITH BILL SWISHER

    Pursuant to the merger agreement, Bill Swisher and Industrial Investments, a general partnership controlled by Mr. Swisher, entered into an agreement with CMI pursuant to which Mr. Swisher and Industrial Investments will, among other things, transfer to CMI certain real and personal properties currently being used by CMI and release all claims they may have against CMI. The real properties to be transferred to CMI consist of two tracts of land (one being approximately 6 acres and the other approximately 50 acres) in Oklahoma City adjacent to CMI's facilities. The personal property consists of two machine tools. Mr. Swisher and Industrial Investments will be granted easements for 25 years to access two billboards located on the larger tract of land.
Mr. Swisher and Industrial Investments will also be granted a permanent easement across the larger tract of land to access another tract of real property owned by Industrial Investments.

    Pursuant to the merger agreement, Mr. Swisher, Terex and CMI also entered into a non-competition agreement pursuant to which Mr. Swisher has agreed, among other things, to not compete with CMI or its subsidiaries for a period of ten years.

    The consummation of these agreements with Mr. Swisher is a condition to the consummation of the merger.

    In consideration of the transactions and covenants set forth in these agreements, CMI will pay to Mr. Swisher the sum of $1,800,000. Terex has the option of causing CMI to satisfy the $1,800,000 payment in cash or a combination of cash and CMI Voting Class A Common Stock. If Terex elects for Mr. Swisher to receive a combination of cash and CMI Voting Class A Common Stock, Mr. Swisher will receive at least 40% of the payment in cash, unless he agrees otherwise. For purposes of calculating the number of shares of CMI Voting Class A Common Stock to be issued to Mr. Swisher, the value of each share will be deemed to be the average of the closing price of one share of CMI Voting Class A Common Stock on the New York Stock Exchange composite tape as reported in the Wall Street Journal over the ten trading-day period ending two business days prior to the closing of the merger. Under the rules of the New York Stock Exchange, if the number of shares of CMI Voting Class A Common Stock issued to Mr. Swisher exceeds one percent of the number of shares of CMI common stock then outstanding, the issuance of those shares must be approved by the shareholders of CMI. A vote "FOR" approval of the merger agreement will also be deemed to be approval of the issuance of shares of CMI Voting Class A Common Stock to Mr. Swisher pursuant to the terms of these agreements.

    If the merger agreement is not consummated, the agreements with Mr. Swisher and Industrial Investments will have no force or effect.

                            INFORMATION ABOUT TEREX

    Terex is a diversified global manufacturer of a broad range of equipment for the construction, infrastructure and mining industries. Terex strives to build a growing franchise under the Terex brand name. Terex remains focused on its mission of delivering products that are reliable, productive and cost-effective and of producing equipment that improves Terex's customers' return on invested capital. Terex's products are manufactured at 39 plants in North America, Europe, Australia and Asia, and are sold primarily through a worldwide distribution network with over 1,000 locations to the global construction, infrastructure and surface mining markets.

    Terex manufactures and sells telescopic mobile cranes (including rough terrain, truck and all terrain mobile cranes), tower cranes (including self-erecting, hammerhead, flat top and luffing jib tower cranes), lattice boom cranes, utility aerial devices (including digger derricks and articulated aerial devices), telescopic material handlers (including container stackers and rough terrain, telescopic boom material handlers), truck mounted cranes (boom trucks), aerial work platforms (including scissor, articulated boom and straight telescoping aerial work platforms) and related components and

                                       57
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replacement parts. Construction and industrial customers, as well as utility companies, are the primary users of these products. Customers use these products to lift equipment, material or workers to various heights.

    Terex also manufactures and sells large hydraulic excavators, loader backhoes, articulated and rigid off-highway trucks, high capacity surface mining trucks, scrapers, crushing and screening equipment, asphalt pavers, asphalt mixing plants, and related components and replacement parts. These products are used primarily by construction, mining, quarrying and government customers.

    In addition, Terex manufactures and sells various light construction equipment, including mobile and portable floodlighting systems, concrete power trowels, concrete placement systems, concrete finishing systems, concrete mixers, generators, traffic control products, and related components and replacement parts. These products are typically used for rental and construction applications.

                             INFORMATION ABOUT CMI

BUSINESS

    CMI was organized in 1926. Since 1964, CMI has manufactured and marketed a wide variety of equipment for the road building and heavy construction industry. These products are divided into two primary categories: mobile equipment and materials processing equipment. CMI's mobile equipment includes concrete pavers; machines for concrete placing and spreading, finishing, texturing, and curing; pavement profiling machines; pavement reclaimers; automated fine grading, materials spreading and placing equipment; soil stabilizers and soil compacting machines; trailers used by the construction and mining industries; industrial scales; and bridge and canal paving equipment. CMI's materials processing equipment includes a wide variety of paving material production plants for the manufacture of both hot mix asphalt and concrete pavements. CMI also manufactures plants that recycle old pavements and thermal systems for remediating contaminated soils and sanitizing medical waste. Materials processing equipment includes municipal landfill compactors and industrial and green waste grinding machines.

    During January 2000, CMI acquired R.M. Barton Co., Inc., an Oklahoma City based manufacturer. The Barton acquisition brought to CMI a line of small utility sized pavement profilers and pavement and base reclaiming machines, which are marketed to government and support equipment markets that have not been served by CMI in recent years. Barton also manufactures replacement drums for pavement profiling machines and pavement reclaimers. These replacement drums fit well with CMI's strategy to build a stronger after-market business.

    During the first quarter of 2000, CMI introduced to the North American construction markets hydraulically variable width slip-form pavers manufactured in a factory in Ogplabbeek, Belgium. This facility was acquired by CMI in March 2000. These newly designed pavers feature patented technology that permits fast adjustment to paving width, reducing the time required to make such adjustments. This capability brings significant cost savings and has been of greatest importance on smaller paving jobs like city streets, highway lane and ramp additions.

    In July 2000, CMI also acquired 75% of the outstanding equity of Cifali & Cia. Ltda. of Cachoeirinha, Brazil, a manufacturer of hot mix asphalt production plants and hot mix asphalt paving machines designed for Latin American construction markets. CMI offers the Cifali products through its worldwide network of construction machinery distributors and agents. CMI also plans to begin manufacturing products designed in other locations at the Cifali facility.

    Additional information regarding CMI's operating segments, including the products produced by its segments, is contained in Note 12 of CMI's Consolidated Financial Statements contained in this proxy statement/prospectus.

    The demand for CMI's products is driven in large part by the United States national highway construction program, which is funded in multiyear blocks. The current program, TEA-21

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(Transportation Equity Act for the 21st Century) began October 1, 1998 and extends through September 30, 2003. TEA-21 provides $175 billion, of its total $217 billion funding, for highway construction and rehabilitation for the five-year period, an increase of 43 percent over the previous six-year program. A significant addition to the current program sets mandatory funding levels and guarantees all additional revenues of the Federal Highway Trust Fund.

PRINCIPAL PRODUCTS

    HOT MIX ASPHALT PRODUCTION SYSTEMS

    CMI manufactures and markets, primarily in North America, a wide variety of portable and stationary hot mix asphalt production and recycling plants including batch plants and parallel and counter-flow continuous mix drum plants. CMI's most popular plants are marketed under the trade name "TRIPLE-DRUM." Production tests show that this plant has superior heat transfer performance compared to other counter-flow plant designs, especially for recycling operations. CMI manufactures substantially all of the plant system, including components for aggregate feeding, liquid asphalt cement and additive metering, material mixing and heating, finished material storage and truck loading, exhaust cleaning and computerized control packages for operating the complete system.

    CONCRETE PLANTS

    CMI's concrete batching plants are manufactured and marketed by CMI Johnson Corporation and Brownwood Ross Company, with plants in Champaign, Illinois and Brownwood, Texas, respectively. CMI offers the industry's largest range of ready-mix and central-mix plants. CMI is an industry leader in providing large mass pour plants for dams, power plants, and other giant concrete facilities.

    CONCRETE PAVING SYSTEMS

    CMI introduced the industry's first automated grading and concrete paving machines in the 1960's. Today, CMI manufactures and markets worldwide a complete line of automated street and highway class concrete slipform paving and paving train support machines. CMI's highway class pavers incorporate machine improvements into the basic machine design, making features like computerized crowning and automatic placement of dowel bars less costly to add. CMI also manufactures and markets a line of curb and gutter pavers and smaller slipform pavers for residential, parking lot and building site paving requirements.

    PAVEMENT PROFILING EQUIPMENT

    CMI introduced the industry's first dedicated pavement milling machine in 1976. Since that time, CMI's line of "ROTO-MILL" pavement profilers has set the standards for the fast developing pavement restoration and recycling market. CMI currently offers a wide range of models from small utility machines to the PR-1200, the world's largest pavement profiling machine. Current models include the PR-500C and PR-525-7, half lane width models; the PR-800-7/12, half to full lane width models; the PR-1050 and PR-1200, full lane width models; and new utility rubber tire models from Barton.

    RECLAIMING/STABILIZING EQUIPMENT

    CMI's road reclamation and soil stabilization machines are now marketed under the trade name "ROTO-MIXER." Current models include the RS-425, RS-450, RS-500B, RS-650, and RS-800. New utility sized models from Barton have also been added to the reclaimer/stabilizer line.

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
    WEIGHING EQUIPMENT

    CMI manufactures and distributes a broad line of electronic scales for construction, transportation, material processing, mining, energy, agricultural, and industrial applications. These systems permit direct linkage to data processing equipment to speed material processing, record keeping, and billing. CMI also markets high technology automatic computer controls for continuous material blending, weighing, record keeping, inventory tracking, invoicing, and report writing. These control systems are marketed with CMI's hot mix asphalt production plants and soil remediation systems.

    WASTE, CONSTRUCTION AND DEMOLITION EQUIPMENT

    CMI manufactures and markets a line of landfill compactors under the trade name "TRASHMASTER". CMI also offers three green-waste and heavy materials grinding models that are sold to the timber, landscaping, construction, demolition and waste recycling industries.

    LOAD KING DIVISION

    Load King, headquartered in Elk Point, South Dakota, manufactures a broad line of heavy-duty trailers for equipment and material hauling. Bottom discharge material trailers and a family of redesigned rock hauler trailers have been added to the broad line of folding gooseneck and lightweight detachable gooseneck trailers engineered to meet individual state weight distribution requirements. Load King also responds to customer requirements for custom heavy-haul trailers.

    BID-WELL DIVISION

    Bid-Well, headquartered in Canton, South Dakota, is an industry leader in the development and manufacture of a wide variety of specialized lightweight grading and concrete paving and finishing machines for construction markets. This equipment includes bridge deck pavers and concrete overlay machines, building floor pavers and finishers, and specialized graders, pavers, and finishers for slope and canal paving.

    REMEDIATION EQUIPMENT

    Soil remediation is a process whereby non-hazardous contaminates like oil, jet fuel, and other hydrocarbon-based pollutants are removed from the soil in a thermal process. Soil remediation systems use similar equipment and processes as CMI's asphalt production systems. CMI has engineered and is marketing remediation systems with production ranges from 80 to 160 tons per hour. CMI's remediation systems have been used at various military and industrial sites.

    EQUIPMENT SERVICE AND PARTS

    CMI maintains a service department to provide customers with operational and start-up assistance and to provide assistance with repairs, maintenance and training, as needed by customers. A full-scale parts department is also maintained by CMI.

    MARKETING AND DISTRIBUTION

    CMI's construction equipment is sold directly to end users and through independent dealers. CMI's scale and trailer products are also sold through independent dealers. All products are sold in the United States and in foreign markets, except for weighing equipment and products manufactured by the Load King Division which are sold primarily in the United States.

    SOURCES AND AVAILABILITY OF RAW MATERIALS

    The principal component parts used in CMI's manufacturing of its road building and heavy construction equipment that are supplied by others include gas and diesel engines, hydraulic cylinders,

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
tires, bearings, and raw steel. CMI has not experienced any delays in deliveries of component parts or received inferior component parts that have adversely affected its business. In addition, CMI purchases many of these components from a variety of outside suppliers and believes that alternate sources of supply exist for substantially all items.

    PATENTS

    CMI has obtained patent protection on certain components and features incorporated into its products, which patents expire on various dates. CMI's patents, together with licenses under patents owned by others, are considered by CMI to be adequate for the conduct of its business. CMI is party to two patent infringement lawsuits with Cedarapids. See "--Legal Proceedings."

    SEASONAL NATURE OF THE BUSINESS

    CMI's business is seasonal in nature and precedes the months in which highway and road construction and restoration generally occur. A large portion of CMI's orders for its products are received in the months of November through July, with significant shipments occurring in the months of March through August.

    MARKET AND CUSTOMERS

    CMI is not dependent on any single customer or group of customers.

    COMPETITION

    CMI is one of the largest producers of road building and heavy construction equipment in the United States. However, numerous companies produce equipment with similar features and the construction equipment market remains very competitive. Competition is based primarily on price, product quality, financing, productivity, quality of construction, service, and availability of replacement parts.

    ENGINEERING AND PRODUCT DEVELOPMENT

    CMI invests in the development, enhancement, refinement, and production of new technologies for the road and heavy construction industry. During 1998, 1999 and 2000, CMI spent approximately $952,110, $1,647,539 and $1,504,389, respectively, on research and development activities. CMI patents new technologies relating to significant changes and development of finished products.

    COMPLIANCE WITH ENVIRONMENTAL LAWS

    CMI is subject to various environmental laws and regulations, none of which have a current or expected future material financial impact on CMI.

    EMPLOYEES

    CMI had approximately 1,600 employees as of July 26, 2001.

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
FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

    Information regarding revenues from external customers in different geographical areas is as follows (dollars in thousands):

                                                                1998       1999       2000
                                                              --------   --------   --------
United States...............................................  $179,289   $201,620   $199,060
North and Central America, other than the United States.....    15,322      6,300     13,035
South America...............................................       962      2,082      7,516
Asia........................................................     8,173      7,102      3,185
Australia...................................................     1,740        149        539
Europe......................................................     2,055      1,009      4,202
Other regions...............................................        32        401        711
                                                              --------   --------   --------
  Total Net Revenues........................................  $207,573   $218,663   $228,248

    Sales of CMI products outside the United States are denominated in U.S. dollars. International sales are generally secured by letters of credit from financial institutions to reduce credit risk. Additional information about CMI's operating segments is included in Note 12 of CMI's Consolidated Financial Statements contained in this proxy statement/prospectus.

PROPERTIES AND FACILITIES

    CMI has total plant, office, and warehouse areas of approximately 1,367,000 square feet, which are located in four states and two foreign countries.

    The largest manufacturing plant, including the corporate headquarters and training facility, has approximately 730,000 square feet and is located in Oklahoma City, Oklahoma. CMI's aftermarket division leases approximately 10,000 square feet of warehouse space in Oklahoma City. R. M. Barton Co., Inc., also located in Oklahoma City, leases approximately 81,000 square feet of plant and office space. Other principal United States manufacturing plants and offices owned by CMI, aggregating approximately 304,000 square feet, are located in South Dakota, Texas, and Iowa. Foreign manufacturing plants and offices owned by CMI, aggregating approximately 147,000 square feet, are located in Belgium and Brazil. CMI also leases approximately 95,000 square feet of manufacturing and office space located in Illinois. These facilities are adequate for the current and expected near future operations of CMI.

    In addition, CMI owns approximately 32 acres of undeveloped land in Tennessee currently being held for sale.

LEGAL PROCEEDINGS

    Since 1996, CMI has been involved in litigation in the U.S. District Court for the Western District of Oklahoma with Cedarapids, Inc., which was acquired by Terex in August 1999. CMI sued Cedarapids seeking a declaratory judgment that a patent held by Cedarapids was invalid, or, in the alternative, that CMI was not infringing the patent. Cedarapids subsequently filed a counterclaim against CMI, alleging that CMI's Triple-Drum Mixer infringes this same patent. During February 2001, the District Court ruled that one configuration of CMI's Triple-Drum mixer (used on approximately 100 Triple-Drums) infringed the patent held by Cedarapids. The District Court enjoined CMI from selling this particular configuration of Triple-Drum. On March 20, 2001, the District Court awarded damages and prejudgment interest to Cedarapids of approximately $11,700,000.

    On May 11, 2001, the District Court denied CMI's motion for a stay of execution of the Cedarapids judgment pending appeal. In addition, the District Court ruled that, unless CMI posted a supersedeas bond in favor of Cedarapids in the amount of the judgment by June 1, 2001, Cedarapids could proceed to execute on its judgment. CMI's lenders subsequently advised CMI that they would not issue a letter of credit to allow CMI to obtain a full or partial supersedeas bond in favor of Cedarapids.

    CMI has given notice of its intent to appeal the judgment to the United States Court of Appeals for the Federal Circuit. It is the opinion of management and legal counsel that CMI will ultimately have no liability for infringement in this case. CMI has a number of defenses which, in the opinion of management and counsel, will result in the original judgment being overturned upon appeal. Accordingly, no accrual has been established for this judgment. In addition, CMI has capitalized approximately $1.7 million in legal fees incurred in defense of the Triple Drum patent. These costs are being amortized over the remaining life of the patent. In the event that the Federal Circuit does not overturn the District Court's ruling, these costs will be expensed in the period when the final decision is rendered.

    Under the injunction issued by the court, CMI can continue selling Triple-Drum Mixers with total air burners. The costs associated with using the total air burners are not significant. Therefore, management does not expect that the injunction will have a material impact on future sales.

    In September 1998, Cedarapids filed a separate suit against CMI in the U.S. District Court for the Northern District of Iowa, alleging that CMI has infringed on a second patent held by Cedarapids. Cedarapids is seeking damages in excess of $10 million in this case. CMI, together with its legal counsel, believes that this claim is without merit, and intends to vigorously contest this lawsuit. Since the likelihood of an unfavorable outcome in this case has not been determined to be probable by CMI and its legal counsel, no liability has been recorded for this case.

    On July 11, 2001, CMI, Terex and Cedarapids agreed not to take any further action in connection with either of the patent infringement cases described above (including appeals), except to the extent necessary to avoid substantial prejudice to a party. Any party may, however, terminate the agreement at any time and for any reason by giving five days notice to the other parties.

    In February 2001, Mecom Distributing, Ltd., a California limited partnership, brought an action against CMI in the United States District Court for the Eastern District of California. Mecom, a former distributor of certain CMI products, alleges, among other things, that CMI's conduct in terminating Mecom as a distributor of CMI products violated the California Equipment Dealer's Act, Oklahoma law and various agreements between the parties. Mecom further alleges that CMI violated the terms of its agreements with Mecom by selling equipment and parts directly to customers located in California. The remedies sought by Mecom include compensatory damages in excess of $2,000,000, punitive damages, attorneys' fees and costs. CMI denies that it has any liability to Mecom.

    There are numerous other claims and pending legal proceedings that generally involve product liability and employment issues. These cases are, in the opinion of management, ordinary matters incidental to the normal business conducted by CMI. In the opinion of CMI's management after consultation with outside legal counsel, the ultimate disposition of such other proceedings will not have a material adverse effect on CMI's consolidated financial position, liquidity or future results of operations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of the CMI Voting Class A Common Stock as of July 26, 2001 by
(i) each shareholder of CMI who is known by CMI to beneficially own more than five percent of the outstanding Voting Class A Common Stock, (ii) each director and certain executive officers, and (iii) all directors and executive officers as a group. Unless otherwise indicated, all persons listed have an address c/o CMI's principal executive offices and have sole voting and investment power with respect to their shares of Voting Class A Common Stock,

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
except for the voting agreements with Terex and the related proxies described under "The Merger--Voting Agreements" and to the extent authority is shared by spouses under applicable law.

                      NAME AND ADDRESS                        NUMBER OF   PERCENT OF
                    OF BENEFICIAL OWNER                        SHARES      CLASS(1)
------------------------------------------------------------  ---------   ----------
Recovery Equity Investors, L.P.(2)..........................  7,116,667      32.8%
  555 Twin Dolphin Drive, Suite 185
  Redwood, California 94065
Recovery Equity Partners, L.P.(2)...........................  7,116,667      32.8
  555 Twin Dolphin Drive, Suite 185
  Redwood, California 94065
Bill Swisher(3).............................................  2,066,883       9.5
Carl Hatton(4)..............................................    106,000         *
Jim Holland(4)..............................................    133,500         *
Joseph J. Finn-Egan(2)......................................  7,116,667      32.8
Jeffrey A. Lipkin(2)........................................  7,116,667      32.8
Larry D. Hartzog(5).........................................     22,700         *
Thomas P. Stafford..........................................          0         0
Kenneth J. Barker...........................................          0         0
J. Larry Nichols............................................          0         0
Ronald A. Kahn..............................................          0         0
All directors and executive officers as a group (11
persons)(4)(6)..............................................  9,766,476      44.6

--------------------------

(1) For purposes of computing the percent of Voting Class A Common Stock held by a beneficial owner, director or officer, the 602 outstanding shares of Voting Common Stock have been treated as shares of Voting Class A Common Stock.

(2) All of the shares beneficially owned by REI, are included in the shares beneficially owned by Recovery Equity Partners, L.P., the general partner of REI, and Messrs. Finn-Egan and Lipkin, the general partners of Recovery Equity Partners, L.P. This amount does not, however, include shares of Voting Class A Common Stock beneficially owned by Bill Swisher and certain members of his family, with respect to which shares REI may (i) elect to acquire pursuant to a right of first refusal under a certain Shareholders Agreement, also known as the Shareholders Agreement, between REI, CMI, Bill Swisher and certain members of Mr. Swisher's family, and (ii) vote or direct the voting of in favor of all persons designated by REI for election to CMI's board of directors pursuant to the terms of a certain Investment Agreement, also known as the Investment Agreement, between CMI and REI.

(3) Includes 1,466,434 shares held by a revocable trust of which Mr. Swisher is the sole trustee and beneficiary during his lifetime; 600,000 shares held by two charitable remainder trusts of which Mr. Swisher is the sole trustee and Mr. Swisher and his wife have a unitrust interest during their joint lifetimes; and 449 shares held by a trust created by Mr. Swisher's father of which Mr. Swisher is a co-trustee. Mr. Swisher disclaims beneficial ownership of all shares held by the trust created by his father. Pursuant to the terms of the Shareholders Agreement, Mr. Swisher is required to vote or grant to REI a proxy to vote all of his shares of Voting Class A Common Stock in favor of the election of all persons designated by REI for election to CMI's board of directors pursuant to the terms of the Investment Agreement.

(4) Includes the following number of shares subject to options that were exercisable at or within 60 days after July 26, 2001: Mr. Hatton--106,000; Mr. Holland--98,400; and all directors and executive officers as a group--204,400.

(5) Includes 22,500 shares held by a trust of which Mr. Hartzog is the trustee and beneficiary.

(6) Includes 146,451 shares held by various trusts of which Thane Swisher, the Vice President and Secretary of CMI, is a trustee or a co-trustee, and 2,600 shares held in an individual retirement account for the benefit of Thane Swisher.

* Constitutes less than one percent of the outstanding Voting Class A Common Stock.

       CMI'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following is CMI's management's discussion and analysis of certain significant factors which have affected CMI's earnings and financial condition during the periods included in CMI's consolidated financial statements contained in this proxy statement/prospectus.

RESULTS OF OPERATIONS

    THREE MONTHS ENDED MARCH 31, 2001 AND 2000

    Revenues decreased 17.6% to $55.4 million for the three months ended
March 31, 2001, compared to $67.3 million for the three months ended March 31, 2000. Net revenues associated with international customers increased 66.4% to $7.4 million for the three months ended March 31, 2001 compared to $4.5 million for the three months ended March 31, 2000. Net revenues for domestic shipments decreased 23.6% to $48.0 million for the three months ended March 31, 2001 compared to $62.8 million for the three months ended March 31, 2000. The net loss was $4.7 million, or $0.22 per share, for the three months ended March 31, 2001, compared to a net loss of $1.0 million, or $0.05 per share, for the comparable three months ended March 31, 2000.

    CMI's revenue decrease consisted of a $7.3 million decrease in hot mix asphalt production systems, a $3.6 million decrease in the Roto-Mill line, a $2.8 million decrease in the trailer line, and a $1.2 million decrease in the reclaiming/stabilizing equipment line. These declines were partially offset by the $3.0 million increase in international revenues which was primarily attributable to the Brazilian acquisition made in July 2000. The decline in asphalt production systems revenue was attributable to two plants which could not be shipped out by the end of the quarter due to certain customer restraints.

    Gross margins for the three months ended March 31, 2001 averaged 18.7% compared to 18.8% for the three months ended March 31, 2000. Year to date backlog was $55 million as compared to $58 million for the same period a year ago. CMI continues to aggressively implement a lean manufacturing program at its Oklahoma City facility. All employees are being trained in the principles of lean manufacturing. CMI has already seen productivity improvements in the areas it has implemented. Management expects margins to improve as this program becomes more fully implemented.

    Marketing and administrative expenses decreased $320,000 for the three months ended March 31, 2001. As a percentage of net revenues, marketing and administrative expenses were 17.3% for the three months ended March 31, 2001, compared to 14.7% for the three months ended March 31, 2000. Marketing and administrative expenses decreased due to the cost-cutting initiatives taken during the last half of 2000; however, a portion of the decline was offset due to the additional administrative expenses of Cifali, which is the Brazilian facility acquired in July 2000, as well as much higher utility costs at all locations. Management is continuing to monitor marketing and administrative costs in an effort to reduce non-value added expenses.

    Engineering and product development expenses decreased $498,000 for the three months ended March 31, 2001. As a percentage of net revenues, engineering and product development expenses were 3.2% for the three months ended March 31, 2001 compared to 3.4% for the three months ended March 31, 2000. Engineering and product development expenses decreased due to a project to redesign CMI's
Series 3000 and 6000 paver lines which was started and completed during 2000. These costs did not continue into 2001.

    Interest expense increased to $4.1 million for the three months ended
March 31, 2001 compared to $2.3 million for the three months ended March 31, 2000. CMI's average effective interest rate (including fees) increased to approximately 15.70% for the three months ended March 31, 2001 compared to 8.38% for the three months ended March 31, 2000. The increase in interest expense is due to the higher effective interest rates on CMI's outstanding debt (12.90%) as well as the forbearance fees paid to CMI's senior notes and revolving credit lenders.

    Income tax expense was $46,000 for the three months ending March 31, 2001 compared to an income tax benefit of $589,000 for the March 31, 2000 period. Due to CMI's operating loss during 2000 and the first quarter of 2001, a 100% valuation allowance has been established against the approximately $18 million in net deferred tax assets. This caused the increase in income tax expense. CMI had a 37% effective tax rate for the three months ended March 31, 2000. The expense recorded for the three months ended March 31, 2001 relates primarily to CMI's Brazilian operations. CMI's quarterly tax rates are estimates of its expected annual effective federal and state income tax rates.

    YEARS ENDED DECEMBER 31, 2000 AND 1999

    Revenues increased 4.4% to $228.2 million for the year ended December 31, 2000 from $218.7 million for the year ended December 31, 1999. The revenue increase for the year ended December 31, 2000 was primarily generated through the acquisitions of R. M. Barton, Drion and Cifali. Sales in the asphalt and Roto-Mill product lines increased, but were offset by decreases in the reclaimer/stabilizer, compactor and paving and trimming product lines.

    CMI's international sales were $29.2 million in 2000 compared to $17.0 million in 1999, resulting in an increase of approximately 72.3% from 1999. CMI's domestic sales were $199.1 million in 2000 and $201.6 million in 1999, a decrease of approximately 1.4%. International sales were positively impacted by $7.0 million generated from the Drion and Cifali acquisitions. International revenues as a percentage of CMI's total revenues were 12.9% in 2000 and 7.8% in 1999.

    Gross margin, as a percentage of net revenues, was 15.9% for the year ended December 31, 2000, down from 25.3% for the year ended December 31, 1999. The decline in margins was due primarily to inventory write-downs of approximately $6.7 million made in the second quarter of 2000. Margins were further adversely impacted by the change in product mix (lower percentage of mobile equipment revenues which experience higher margins).

    CMI's inventory build up over the last two years, which peaked in March 2000, has impacted CMI's financing (CMI has maintained higher debt levels to finance the inventory) and has increased the risk of possible obsolescence. Cash flow is important to CMI at this time, in light of the operating losses in 2000, its high level of bank debt and the forbearance agreements on its debt in default. See "--Liquidity and Capital Resources." As such, CMI's plan is to turn much of this inventory to cash. Management is continuing a widespread investigation to dispose of inventory items which are no longer used in the manufacturing process. This has aided CMI in reducing inventory levels during 2000, and management expects this process to continue throughout 2001. As a result of these plans, CMI reevaluated its inventory reserves during 2000 and established market value estimates based on transactions in the short term, rather than the amounts which CMI could realize if it held these inventories for extended periods. Adjustments to the valuation reserves which were made in the second quarter of 2000 totaled approximately $6.7 million.

    Marketing and administrative expenses increased $1.4 million in 2000. As a percentage of net revenues, marketing and administrative expenses were 17.0% in 2000 compared to 17.1% in 1999. The increase in marketing and administrative expenses over the prior year is attributable to higher legal fees, consulting fees, and the additional marketing and administrative expenses of R. M. Barton Co., Drion, Metra and Cifali. The legal fees are associated with the litigation with Cedarapids, Inc. The consulting fees are primarily associated with the George Group, a consulting firm previously used by CMI to assist with business process reengineering. The contract with the George Group was terminated in May 2000.

    Engineering and product development expenses increased $636,000 in 2000. As a percentage of net revenues, engineering and product development expenses were 3.9% percent in 2000 compared to 3.8% in 1999. Engineering and product development expenses increased due to new development and enhancements in CMI's reclaiming and stabilizing machines, Roto-Mills and grinding machines. In addition, costs increased due to design changes and enhancements to the Series 3000 and 6000 concrete pavers.

    Interest expense increased $5.7 million from the prior year. CMI's effective interest rate was approximately 10.32% in 2000 compared to approximately 7.29% in 1999. The increase in interest expense was due to additional borrowings on CMI's revolving line of credit primarily for the increased working capital requirements required during the first half of the year and recent business acquisitions, as well as increases in interest rates.

    Income tax expense was $8.1 million in 2000 compared to expense of $1.5 million in 1999. Due to CMI's operating loss for the year 2000, a 100% valuation allowance has been established against the $16.3 million net deferred tax asset. This caused CMI's tax expense to significantly increase. CMI's effective tax rate for 1999 was 37.8%. The effective rate of 37.8% differs from the statutory federal rate of 35% primarily due to state income taxes.

    The net loss was $30.2 million in 2000 compared to net earnings of $2.5 million in 1999, or $1.39 loss per share for 2000 compared to net earnings of 11 cents per diluted share for 1999.

    YEARS ENDED DECEMBER 31, 1999 AND 1998

    Revenues increased 5.3% to $218.7 million for the year ended December 31, 1999 from $207.6 million for the year ended December 31, 1998. The revenue increase for the year ended December 31, 1999 was primarily generated through asphalt plants and concrete paving and trimming products. The reclaimers/stabilizers and soil remediation lines increased, but were offset by decreases in the compactor and grinder lines. Revenues were also negatively impacted by the strike which occurred at CMI's Load King Division in the first half of 1999.

    CMI's international sales were $17.0 million in 1999 compared to $28.3 million in 1998, resulting in a decrease of approximately 40% from 1998. CMI's domestic sales were $201.7 million in 1999 and $179.3 million in 1998, an increase of approximately 12.4%. Excluding the impact of the decrease in Canadian sales, foreign revenues declined 9.4%. The road building and reconstruction program declined significantly in Canada due to an election year spending freeze and a generally depressed economy across the country. International revenues as a percentage of CMI's total revenues were 7.8% in 1999 and 13.6% in 1998.

    Gross margin, as a percentage of net revenues, was 25.3% for the year ended December 31, 1999, down from 25.8% for the year ended December 31, 1998.

    Marketing and administrative expenses increased $6.9 million in 1999. As a percentage of net revenues, marketing and administrative expenses were 17.1% in 1999 compared to 14.7% in 1998. The primary factors contributing to the increase in marketing and administrative expenses were: (1) costs of approximately $350,000 incurred in connection with CMI's restructuring of its Oklahoma City manufacturing operations, (2) costs of $785,000 related to CMI's participation in the triennial CONEXPO-CONAGG tradeshow in Las Vegas, (3) outside consulting fees of $794,000 to evaluate CMI's manufacturing processes, production efficiencies, and sales and marketing operations, with the goal of overhauling CMI's overall business structure, (4) $358,000 for executive moving and relocation costs, (5) settlement of two long-standing litigation matters,
(6) the termination of a potential acquisition for which CMI had incurred due diligence costs of approximately $368,000, and (7) overall higher business volume.

    Engineering and product development expenses increased $477,000 in 1999. As a percentage of net revenues, engineering and product development expenses were 3.8% percent in 1999 compared to 3.8% in 1998.

    Product line relocation costs for the year ended December 31, 1998 were $1.4 million. These costs were incurred by CMI to move the landfill and embankment compactor and material reduction grinder product lines from Rexworks, Inc. in Milwaukee, Wisconsin to CMI's Oklahoma City facility in the first and second quarters of 1998.

    Interest expense increased $1.6 million from the prior year. CMI's effective interest rate was approximately 7.29% in 1999 compared to approximately 7.87% in 1998. The increase in interest expense was due to additional borrowings on CMI's revolving line of credit primarily for capital expenditures and increased working capital requirements, primarily inventories, for the year ended
December 31, 1999.

    Income tax expense was $1.5 million in 1999 compared to $3.6 million in 1998. CMI's effective tax rates in 1999 and 1998 were 37.8% and 36.9%, respectively. Excluding losses of CMI's foreign subsidiaries, CMI's effective tax rate was 36.5% in both 1999 and 1998. The effective rate of 36.5% differs from the statutory federal rate of 35% primarily due to state income taxes.

    Net earnings were $2.5 million in 1999 compared to $6.2 million in 1998, or 11 cents per diluted share for 1999 compared to 29 cents per diluted share for 1998. Net earnings were negatively impacted due to $14.3 million in asphalt plant orders at December 31, 1999 that could not be recognized as revenues in 1999 because the equipment had not left CMI's premises, was not complete and ready-to-ship, or other revenue recognition criteria had not been met. CMI recorded these orders as sales in the first half of 2000.

LIQUIDITY AND CAPITAL RESOURCES

    CMI amended its revolving line of credit agreement on February 3, 2000 to increase CMI's borrowing capacity from $70 million to $100 million. Under the forbearance agreements discussed below, the line was later reduced to $80 million on September 26, 2000, and further reduced to $77 million on November 15, 2000. As of March 31, 2001, CMI had utilized approximately
$34.5 million of the revolving line of credit. Other long-term debts have maturity dates through September 2010. However, the majority of CMI's long-term debt was classified as current at March 31, 2001 based on the defaults occurring on the majority of CMI's financing arrangements.

    During most of 2000, CMI was not in compliance with certain provisions of its senior notes agreement, its revolving credit agreement, and its Oklahoma Development Finance Authority note. In addition, CMI did not make a required payment on the senior notes in the third quarter of 2000. Compliance with these provisions is determined each quarter based on the results of the trailing four quarters ending on each determination date. Noncompliance with these provisions permits the lenders to accelerate CMI's debt under the senior notes agreement, the revolving credit agreement, and the Oklahoma Development Finance Authority note. As a result, CMI obtained forbearance agreements with the senior notes and revolving line of credit lenders on September 26, 2000, November 15, 2000, and January 15, 2001. Among other things, the forbearance agreements prevent CMI's lenders from exercising their acceleration rights provided that CMI complies with the terms and conditions of the forbearance agreements, discussed further below. The forbearance period currently extends until September 30, 2001. CMI has the option to further extend the forbearance period to January 31, 2002, contingent upon payment of additional fees and meeting certain terms and conditions, which are discussed further below.

    The January 15, 2001 forbearance agreements provided for several consecutive forbearance periods as discussed above and divided the $74.0 million balance on the revolving line of credit into three new debt facilities. This new debt structure is as follows: $49.5 million for a revolving loan, $15.3 million for a term loan and $9.2 million for an additional term loan. This debt accrues interest at prime rate plus 2.5% per annum and is paid monthly. The revolving line is an asset-based loan in which the face commitment of $49.5 million is reduced to $41.5 million by December 2, 2001. In addition, the total principal amount outstanding on the revolving line cannot exceed the "borrowing base" as defined in the agreement. The revised agreements specify certain monthly principal reductions on the term loans. The first term loan requires monthly principal reductions of $182,476 from February 2001 through

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
August 2001 increasing to $681,897 from September 2001 through December 2001, and a balloon payment of $11,323,110 in January 2002. The other term loan requires monthly principal reductions of $1,223,364 from February 2001 through August 2001 and a final payment of $637,386 in September 2001. At March 31, 2001, the balances on the revolving loan, term loan and additional term loan were $34,509,755, $15,145,557 and $7,977,571, respectively. At March 31, 2001, there was approximately $12 million available for advances on CMI's revolving line of credit.

    The senior notes balance at March 31, 2001 was $28,274,699. Interest accrues at prime rate plus 2.5% and is payable monthly. Under the terms of the January 15, 2001 forbearance agreements, $8,514,136 in aggregate principal payments are required to be paid from February 2001 through December 2001, with the remaining balance of $20,308,294 due January 2002. The principal payment dates discussed in this paragraph and the previous paragraph apply only if CMI is entitled to extend the forbearance agreements through January 31, 2002. This right to extend is contingent upon CMI making all of the scheduled payments of principal and interest, as well as paying approximately $1.4 million in fees to the lenders. Should CMI fail to make any of the payments described above, the lenders will have the right to accelerate the indebtedness. As a result of this uncertainty, the indebtedness covered under these forbearance agreements has been classified as current. At December 31, 2000 and March 31, 2001, CMI's Oklahoma Development Finance Authority, or ODFA, indebtedness was classified as current, as a result of financial covenant violations. However, on May 24, 2001, the ODFA waived the covenant violations.

    Under the revised forebearance agreements, CMI also granted security interests to its lenders in substantially all of its assets including receivables, inventories, patents, machinery and equipment, and real estate.

    Management has taken steps in order to assist CMI in maintaining compliance with the forbearance agreements. CMI conducted an extensive operations review in May 2000. Based on this review, it was determined that CMI's overhead costs and cost of goods sold had risen beyond levels which could be tolerated given CMI's industry, history and volume of business. Annualized cost cuts of approximately $12.4 million have been made which were comprised of approximately $5.3 million in selling, general and administrative expenses and approximately $7.1 million in manufacturing overhead. During the first quarter of 2001, these cost cuts were achieved by reductions in workforce and discretionary spending. These cost cuts were largely offset by increases in administrative costs at the Brazilian facility, as well as increases in utility costs. Management continues to evaluate and eliminate non-value added expenses as they are identified.

    CMI is also continuing its efforts to lower its debt by reducing its inventory to market demand levels. In addition, CMI is marketing for quick sale raw materials no longer used in the manufacturing process, as well as used, slow-moving and obsolete inventory.

    CMI is also exploring the possibility of selling certain ancillary divisions in order to lower its debt and to maintain compliance with the forbearance agreements. In March 2001, management retained the services of an investment banking firm to begin searching for potential lenders to refinance CMI's debt and also to assist with the identification of prospective buyers for certain CMI divisions. As of July 26, 2001, CMI was in compliance with all of the terms and conditions of the forbearance agreements.

    The minimum principal payments required during 2001, which are discussed above, total approximately $30 million and must be made in order to maintain compliance with the forbearance agreements and in order to have the right to exercise the option to extend the forbearance period until January 31, 2002. Due to CMI's reliance on these debt financing arrangements for working capital, compliance with the forbearance agreements currently in place or additional forbearance by its lenders is necessary for CMI to meet its obligations as they become due and to avoid material adverse effects on CMI's financial position, results of operations, and liquidity.

    Additionally, as discussed above, a judgment of approximately $11.7 million has been entered against CMI in its long-standing patent infringement case with Cedarapids, a wholly-owned subsidiary of Terex. CMI has appealed this decision to the United States Court of Appeals for the Federal Circuit. On July 11, 2001, CMI, Terex and Cedarapids agreed not to take any further action in connection with either of the patent infringement cases between CMI and Cedarapids (including appeals), except to the extent necessary to avoid substantial prejudice to a party. Any party may, however, terminate this agreement at any time and for any reason by giving five days notice to the other parties. If the merger agreement is terminated for any reason, CMI intends to renew its appeal of the judgment entered in favor of Cedarapids. It is the opinion of management and legal counsel that, if CMI must renew its appeal, CMI will ultimately have no liability to Cedarapids in this case. There can be no assurance, however, that CMI will be successful in its appeal.

    The debt-to-total-capital percentage decreased to 69.0% at March 31, 2001 compared to 70.3% at December 31, 2000. This decrease is the result of debt reduction for the three months ended March 31, 2001.

    CMI's current ratio at March 31, 2001 was 1.00:1 compared to 1:05 at December 31, 2000, and working capital at March 31, 2001 was $(386,000) compared to $6.5 million at December 31, 2000. The classification of the amounts outstanding under the senior notes agreement, the revolving credit agreement and the Oklahoma Development Finance Authority note agreement as current liabilities is the primary cause for the negative working capital.

    Cash provided by operating activities for the three months ended March 31, 2001 was $5.8 million compared to cash used in operating activities of $9.2 million for the three months ended March 31, 2000. This increase was primarily due to decreased inventories and increased current liabilities. Financing activities for the three months ended March 31, 2001 used
$17.2 million in cash. CMI continues to pay down its debt according to the terms of the forbearance agreements entered into with its lenders in January 2001.

    Capital expenditures for the three months ended March 31, 2001 were $171,000 compared to $1.1 million for the comparable three months ended March 31, 2000. Capital expenditures are budgeted at $5.2 million for 2001 and are expected to be financed using internally generated funds and leasing arrangements. These capital expenditures will be used to improve CMI's manufacturing and product support efficiencies through its lean manufacturing program.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes standards for accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. Adoption of SFAS No. 133 as of January 1, 2001 did not materially impact CMI.

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
SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

    Set forth below is a summary of the unaudited interim results of CMI's operations for the years ended December 31, 1999 and 2000 and the quarter ended March 31, 2001 (dollars in thousands, except per share data).

                                                                                   1999
                                                           ----------------------------------------------------
                                                            FIRST      SECOND     THIRD      FOURTH      FULL
                                                           QUARTER    QUARTER    QUARTER    QUARTER      YEAR
                                                           --------   --------   --------   --------   --------
Net sales................................................  $53,461     71,946     54,606     38,650    218,663
Gross profit.............................................   11,998     20,322     14,126      8,815     55,261
Net income (loss)........................................      172      5,239        331     (3,253)     2,489
Income (loss) per share
  Basic..................................................  $   .01        .24        .02       (.15)       .12
  Diluted................................................  $   .01        .24        .02       (.15)       .11

                                                                                  2000                             2001
                                                          ----------------------------------------------------   --------
                                                           FIRST      SECOND     THIRD      FOURTH      FULL      FIRST
                                                          QUARTER    QUARTER    QUARTER    QUARTER      YEAR     QUARTER
                                                          --------   --------   --------   --------   --------   --------
Net sales...............................................  $67,303     65,123     47,748     48,074    228,248     55,426
Gross profit............................................   12,624      4,873     11,172      7,700     36,369     10,387
Net income (loss).......................................   (1,023)    (8,320)    (1,482)   (19,370)   (30,195)    (4,723)
Income (loss) per share
  Basic.................................................  $  (.05)      (.38)      (.07)      (.89)     (1.39)      (.22)
  Diluted...............................................  $  (.05)      (.38)      (.07)      (.89)     (1.39)      (.22)

    During the fourth quarter of 2000, CMI recorded adjustments to reflect changes in CMI's estimates of the required valuation allowance against the deferred tax assets. The impact of this adjustment resulted in an increase in the 2000 net loss of $14.8 million.

    In the fourth quarter of 1999, CMI recorded adjustments to reduce the carrying value of inventory, increase accrued liabilities for legal contingencies and warranties, and to expense incurred due diligence costs related to the termination of a potential acquisition. The after tax effect of the fourth quarter adjustments decreased net earnings by approximately
$1.2 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    The primary objective of the following information is to provide forward-looking quantitative and qualitative information about CMI's potential exposure to market risks. The term "market risk" for CMI refers to the risk of increased interest expense and decreased earnings arising from adverse changes in interest rates. The disclosures are not meant to be precise indicators of expected future decreases in earnings, but rather indicators of reasonably possible decreases in earnings. This forward-looking information provides an indication of how CMI views and manages its ongoing market risk exposures.

    At March 31, 2001, CMI had total debt outstanding of $96.3 million. At
March 31, 2001, substantially all of this debt was bearing interest at variable rates approximating 10.0%. CMI had $17.2 million less variable rate borrowings at March 31, 2001 than at December 31, 2000, and the average rate at which the variable rate borrowings were accruing interest was approximately 150 basis points (1.50%) lower at March 31, 2001 than at December 31, 2000. A 10% increase in short-term interest rates on the variable rate debt outstanding at March 31, 2001 would approximate 100 basis points. Such an increase in interest rates would increase CMI's interest expense by approximately $722,000 for the remainder of the year ending December 31, 2001 assuming the amount of debt outstanding remains constant.

    The above sensitivity analysis for interest rate risk excludes accounts receivable, accounts payable and accrued liabilities because of the short-term maturity of such instruments. The analysis does not consider the effect this movement may have on other variables including changes in revenue volumes that could be indirectly attributed to changes in interest rates. The actions that management would take in response to such a change are also not considered. If it were possible to quantify this impact, the results could well be different than the sensitivity effects shown above.

                       DESCRIPTION OF TEREX COMMON STOCK

    The following is a summary of the material terms of Terex's common stock. Because it is only a summary, it does not contain all the information that may be important to you. Accordingly, you should read carefully the more detailed provisions of Terex's restated certificate of incorporation and amended and restated bylaws.

GENERAL

    Terex's authorized capital stock consists of 200,000,000 shares of capital stock, $.01 par value, consisting of 150,000,000 shares of common stock and 50,000,000 shares of preferred stock. As of July 24, 2001, 26,880,348 shares of common stock and no shares of preferred stock were issued and outstanding.

COMMON STOCK

    Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election. Subject to preferences which may be applicable to any outstanding shares of preferred stock, holders of common stock have equal ratable rights to any dividends that may be declared by the board of directors out of legally available funds.

    Holders of common stock have no conversion, redemption or preemptive rights to subscribe for any securities of Terex. All outstanding shares of common stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of Terex, holders of common stock will be entitled to share ratably in the assets of Terex remaining after provision for payment of liabilities to creditors and preferences applicable to outstanding shares of preferred stock. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any outstanding shares of preferred stock.

    Terex's restated certificate of incorporation provides that directors of Terex shall not be personally liable to Terex or its stockholders for monetary damages for breach of fiduciary duties as a director except to the extent otherwise required by Delaware law. The amended and restated bylaws of Terex provide for indemnification of the officers and directors of Terex to the fullest extent permitted by Delaware law.

    Terex's amended and restated bylaws provides that its stockholders must provide prior notice for nominations for election to the board of directors or for proposing matters which can be acted upon at stockholders meeting. This provision could be considered an "anti-takeover" provision.

    SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    Terex is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law, or the DGCL. In general, Section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of Terex's outstanding voting stock) from engaging with Terex in a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder for three years following the date that person became an interested stockholder unless:

    - before that person became an interested stockholder, the board of directors of Terex approved the transaction in which the interested stockholder became an interested stockholder or approved the sale or transaction;

    - upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Terex outstanding at the time the transaction commenced (excluding stock held by persons who are both directors and officers of Terex or by certain employee stock plans); or

    - on or following the date on which that person became an interested stockholder, the transaction is approved by Terex' board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of Terex (excluding shares held by the interested stockholder).

    The transfer agent and registrar for Terex's common stock is American Stock Transfer & Trust Company.

                       COMPARISON OF SHAREHOLDERS' RIGHTS

    The following is a summary of certain of the material differences between the rights of holders of Terex common stock and the rights of holders of CMI common stock. Terex is organized under the laws of the State of Delaware and CMI is organized under the laws of the State of Oklahoma. The rights of shareholders of the two corporations arise from both state laws and the restated certificate of incorporation and amended and restated bylaws of Terex and the certificate of incorporation and amended and restated bylaws of CMI, as applicable. The OGCA was first adopted in 1986 and was modeled on the DGCL. Consequently, there are a great many similarities in the state corporate laws governing the two companies.

    The following summary is not a complete statement or comparison of the rights of holders of Terex common stock or holders of CMI common stock and is qualified in its entirety by reference to the DGCL and the OGCA and the respective charter and bylaw documents of Terex and CMI.

CAPITAL STOCK

    The total number of authorized shares of Terex capital stock is 200,000,000, which consists of 150,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

    The total number of authorized shares of CMI capital stock is 49,020,000, which consists of 20,000 shares of Voting Common Stock, par value $0.10 per share, 45,000,000 shares of Voting Class A Common Stock, par value $0.10 per share, and 2,000,000 shares of preferred stock, par value $0.10 per share.

NUMBER, ELECTION AND REMOVAL OF DIRECTORS

    NUMBER OF DIRECTORS

    Under the DGCL, the certificate of incorporation or bylaws of a corporation may specify the number of directors of the corporation. Terex's amended and restated bylaws provide that the number of directors of Terex will be fixed from time to time by resolution of the board of directors. The Terex board of directors is currently set at seven members.

    Under the OGCA, the certificate of incorporation or bylaws of a corporation may specify the number of directors of the corporation. CMI's amended and restated bylaws provide that the number of directors of CMI will be not less than three nor more than nine, as may be determined by the board of directors. The CMI board of directors is currently set at eight members.

    CLASSIFICATION OF BOARD OF DIRECTORS

    Terex's amended and restated bylaws provide that each member of the board of directors shall hold office for a term expiring at the next annual meeting of its stockholders at which the term of office of the class to which they have been elected expires and until his successor shall have been elected and qualified, or until his prior death, registration or removal.

    CMI's amended and restated bylaws provide that the board of directors shall be divided into three classes as nearly as equal in number as possible, with each class serving a staggered three-year term.

    ELECTION OF DIRECTORS

    Under the Terex restated certificate of incorporation, holders of Terex common stock elect the board of directors by a plurality of the votes of the common stock.

    Under the CMI amended and restated bylaws, holders of CMI common stock, voting together as a class, elect the board of directors by a plurality of the votes of the common stock.

    VACANCIES ON THE BOARD OF DIRECTORS

    Vacancies on the Terex board of directors and newly created directorships may be filled by a majority of the directors then in office, even though less than a quorum.

    Vacancies on the CMI board of directors and newly created directorships may be filled by a majority of the directors then in office, even though less than a quorum.

    REMOVAL

    Under Terex's amended and restated bylaws, any of Terex's directors or its entire board of directors may be removed from office by affirmative vote of a majority of the votes represented by outstanding shares entitled to vote for the election of directors at a meeting of the stockholders called for that purpose.

    Under CMI's amended and restated bylaws, any director or the entire board of directors may be removed from office; however, such removal must be for "cause". Under CMI's amended and restated bylaws, cause for removal is deemed to exist only if: (i) the director whose removal is proposed has been convicted, or where a director was granted immunity to testify where another has been convicted, of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (ii) such director has been adjudicated by a court of competent jurisdiction to be liable for negligence or misconduct in the performance of his duty to CMI in a matter of substantial importance to CMI and such adjudication is no longer subject to direct appeal; (iii) such director has become mentally incompetent, whether or not so adjudicated, which mental incompetency directly affects his ability as a director of CMI; or (iv) such director's actions or failure to act are deemed by the board of directors to be in derogation of the director's duties. Removal for cause, as cause is defined in clauses (i), (ii) and (iv) above, must be approved by at least two-thirds of the total number of directors and by at least a 75% vote of the shares of CMI then entitled to be voted at an election for that director, and the action for removal must be brought within one year of such conviction or adjudication. Removal for cause, as cause is defined in defined in clause (iii) above, must be approved by at least two-thirds of the total number of directors. In determining the total number of directors approving a removal of another director for cause, the director who is the subject of the removal determination will not be considered or be entitled to vote thereon.

AMENDMENTS TO CHARTER AND BYLAWS

    AMENDMENTS TO CHARTER

    All of the provisions of Terex's restated certificate of incorporation may be amended by the holders of a majority of the outstanding Terex common stock entitled to vote as provided under the DGCL, since a greater vote is not required by Terex's restated certificate of incorporation.

    All of the provisions of CMI's certificate of incorporation may be amended by the holders of a majority of the outstanding CMI common stock entitled to vote as provided under the OGCA, since a greater vote is not required by CMI's certificate of incorporation.

    AMENDMENTS TO BYLAWS

    The DGCL provides that only the stockholders may amend the bylaws of a corporation unless this authority is conferred upon the board of directors in the certificate of incorporation. Terex's restated certificate of incorporation and amended and restated bylaws provide that its amended and restated bylaws may be amended or new bylaws may be adopted by the stockholders or by the board of directors.

    The OGCA provides that only the shareholders may amend the bylaws of a corporation unless this authority is conferred upon the board of directors in the certificate of incorporation. CMI's certificate of incorporation and amended and restated bylaws provide that its amended and restated bylaws may be amended or new bylaws may be adopted by the shareholders or by the board of directors.

SPECIAL MEETINGS OF SHAREHOLDERS

    Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized by the certificate of incorporation or bylaws. Terex's amended and restated bylaws provide that a special meeting of stockholders may be called by the board of directors or by a person or in the manner designated by the board of directors.

    Under the OGCA, a special meeting of shareholders may be called by the board of directors or by any other person authorized by the certificate of incorporation or bylaws. CMI's amended and restated bylaws provide that a special meeting of shareholders may be called by the Chairman of the Board, a majority of the board of directors or by a request in writing from holders of not less than a majority of the issued and outstanding voting stock.

ACTION WITHOUT A MEETING

    The DGCL provides that any action required or permitted to be taken at a stockholders meeting may be taken without a meeting by written consent, unless a corporation's certificate of incorporation provides otherwise. Terex's restated certificate of incorporation does not provide otherwise.

    The OGCA provides that, unless a corporation's certificate of incorporation provides otherwise, any action required or permitted to be taken at a shareholders meeting may be taken without a meeting by written consent by not less than the number of shares necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted; provided however, that if a corporation's stock is listed or traded on a national securities exchange or is registered under the Securities Exchange Act of 1934, as amended, and it has 1,000 or more shareholders of record, the written consent must be signed by all of the holders of the outstanding shares entitled to vote. CMI's amended and restated bylaws provide that shareholders may not act by written consent.

INSPECTION OF SHAREHOLDER LIST

    The DGCL permits any stockholder of record to inspect the stockholder list for any purpose reasonably related to the person's interest as a stockholder.

    The OGCA permits any shareholder of record to inspect the shareholder list for any purpose reasonably related to the person's interest as a shareholder.

LIMITATION OF DIRECTORS' LIABILITY

    As permitted by the DGCL, Terex's restated certificate of incorporation provides that a director shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability for:

    - any breach of the director's duty of loyalty to Terex or its stockholders;

    - acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - liability associated with the unlawful payment of dividends or an unlawful stock purchase or redemption; or

    - any transaction from which the director derived an improper personal benefit.

    As permitted by the OGCA, CMI's certificate of incorporation provides that a director shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability for:

    - any breach of the director's duty of loyalty to CMI or its shareholders;

    - acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - liability associated with the unlawful payment of dividends or an unlawful stock purchase or redemption; or

    - any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The DGCL provides that a corporation:

    - may indemnify any person who was or is or is threatened to be made a party to any action or proceeding by reason of his position with the corporation against expenses, judgments, fines and settlements actually and reasonably incurred if that person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful;

    - may indemnify any person who was or is or is threatened to be made a party to any action by or in the right of the corporation by reason of his position with the corporation against expenses actually and reasonably incurred by the person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, provided that, if such person is adjudged to be liable to the corporation, indemnification of expenses is permitted only to the extent determined by the court in the proceeding;

    - shall indemnify a present or former director or officer against expenses actually and reasonably incurred in successfully defending, on the merits or otherwise, any claim, issue or matter in any action or proceeding referred to above; and

    - may advance a director or officer the expenses incurred in defending any action if the corporation first receives an undertaking from the person to repay the amounts advanced if it is ultimately determined that the person is not entitled to indemnification.

    Terex's amended and restated bylaws provide for indemnification of its officers and directors to the fullest extent provided by law.

    The OGCA provides that a corporation:

    - may indemnify any person who was or is or is threatened to be made a party to any action or proceeding by reason of his position with the corporation against expenses, judgments, fines and settlements actually and reasonably incurred if that person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful;

    - may indemnify any person who was or is or is threatened to be made a party to any action by or in the right of the corporation by reason of his position with the corporation against expenses actually and reasonably incurred by the person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, provided that, if such person is adjudged to be liable to the corporation, indemnification of expenses is permitted only to the extent determined by the court in the proceeding;

    - shall indemnify a present or former director or officer against expenses actually and reasonably incurred in successfully defending, on the merits or otherwise, any claim, issue or matter in any action or proceeding referred to above; and

    - may advance a director or officer the expenses incurred in defending any action if the corporation first receives an undertaking from the person to repay the amounts advanced if it is ultimately determined that the person is not entitled to indemnification.

    CMI's certificate of incorporation provides for indemnification of its officers and directors to the fullest extent provided by law.

APPRAISAL RIGHTS

    Under the DGCL, a stockholder of a corporation who does not vote in favor of certain merger or consolidation transactions and who demands appraisal of his shares in connection therewith may, under varying circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair value of his shares together with a fair rate of interest, if any, in lieu of the consideration the stockholder would otherwise receive in the transaction. Unless the corporation's certificate of incorporation provides otherwise, appraisal rights are not available:

    - in connection with the merger or consolidation with another corporation the shares of which are either listed on a national securities exchange (including the New York Stock Exchange) or designated as a national market system security on Nasdaq or are held of record by more than 2,000 holders unless, in connection with the transaction, the stockholders will receive for their stock anything other than shares of stock of the surviving corporation, shares of any other corporation which are either listed on a national securities exchange or designated as a national market system security on Nasdaq or held of record by more that 2,000 holders, or cash in lieu of fractional shares of the surviving corporation; or

    - to stockholders of a corporation surviving a merger if no vote of such stockholders is required to approve the merger or consolidation.

    Terex's restated certificate of incorporation does not provide for appraisal rights where such rights are not afforded by the DGCL.

    Under the OGCA, a shareholder of a corporation who does not vote in favor of certain merger, consolidation or statutory share acquisition transactions, and each shareholder of an issuing public corporation of which an acquiring person has been accorded full voting rights for a majority of the total voting power of the corporation under the Oklahoma Control Shares Act (described below), and who demands appraisal of his shares in connection therewith may, under varying circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of his shares together with a fair rate of interest, if any, in lieu of the consideration the shareholder would otherwise receive in the transaction. Unless the corporation's certificate of incorporation provides otherwise, appraisal rights are not available:

    - in connection with the merger or consolidation or share acquisition with another corporation the shares of which are either listed on a national securities exchange (including the New York Stock Exchange) or designated as a national market system security on Nasdaq or are held of record by more than 2,000 holders unless, in connection with the transaction, the shareholders will receive for their stock anything other than shares of stock of the surviving corporation, shares of any other corporation which are either listed on a national securities exchange or designated as a national market system security on Nasdaq or held of record by more that 2,000 holders, or cash in lieu of fractional shares of the surviving corporation; or

    - to shareholders of a corporation surviving a merger if no vote of such shareholders is required to approve the merger or consolidation.

    CMI's certificate of incorporation does not provide for appraisal rights where such rights are not afforded by the OGCA.

    Holders of shares of CMI Voting Common Stock are entitled to appraisal rights in connection with the merger. Holders of shares of CMI Voting Class A Common Stock and Terex stockholders are not entitled to appraisal rights in connection with the merger.

OKLAHOMA CONTROL SHARES ACT

    The OGCA provides that, with certain exceptions, whenever an acquiring person acquires shares of an issuing public corporation that (if permitted to vote) would give the acquiring person, directly or indirectly and individually or in association with others, one-fifth, one-third or a majority or more of the voting power in the election of directors of the corporation (a "controlling interest"), the newly acquired control shares will have voting rights only if such voting rights are conferred by a resolution of the shareholders of the corporation approved at a special or annual meeting. Except as otherwise provided by the certificate of incorporation of the issuing public corporation, a resolution of the shareholders granting voting rights to the control shares acquired by an acquiring person must be approved by the holders of a majority of the non-interested voting power of the corporation and, in certain instances, by the holders of a majority of each class or series of stock, if any, whose preferences or other rights would be changed by reason of the acquisition. A corporation is an "issuing public corporation" if it is organized in the State of Oklahoma, it has a class of securities registered pursuant to Section 12 or subject to Section 15(d) of the Securities Exchange Act of 1934, as amended, it has 1,000 shareholders or more and (i) more than 10% of its shareholders or the holders of more than 10% of its shares are Oklahoma residents, or (ii) 10,000 of its shareholders are Oklahoma residents.

    In 1991, in accordance with the then current provisions of the Oklahoma Control Shares Act, CMI's board of directors adopted an amendment to CMI's amended and restated bylaws expressly providing that the Oklahoma Control Shares Act shall not apply to CMI.

RIGHTS PLAN

    Terex has not adopted a shareholder rights plan.

    CMI adopted a shareholder rights plan on February 3, 1987. That shareholder rights plan expired in February 1997.

INTERESTED SHAREHOLDER TRANSACTIONS

    The DGCL provides that, subject to certain exceptions, a corporation may not engage in any business combination with any "interested stockholder" (generally defined to mean any beneficial owner of more than 15% of the corporation's voting stock) for a three-year period following the date that stockholder becomes an interested stockholder unless certain actions are taken by the corporation's board of directors or stockholders.

    The OGCA provides that, subject to certain exceptions, a corporation may not engage in any business combination with any "interested shareholder" (generally defined to mean any beneficial owner of more than 15% of the corporation's voting stock) for a three-year period following the date that shareholder becomes an interested shareholder unless certain actions are taken by the corporation's board of directors or shareholders.

                                 LEGAL MATTERS

    The validity of the Terex common stock to be issued in connection with the merger will be passed upon for Terex by its counsel, Robinson Silverman Pearce Aronsohn & Berman LLP, New York, New York. Certain federal income tax consequences of the merger will be passed upon by Terex's special counsel, Fried, Frank, Harris, Shriver & Jacobson.

                                    EXPERTS

    The consolidated financial statements of Terex as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 have been incorporated by reference herein and in the Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part, in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, incorporated by reference herein, given upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of CMI as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 included in this proxy statement/ prospectus have been audited by KPMG LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 2000 consolidated financial statements contains an explanatory paragraph which states that the status of CMI's financing arrangements and significant loss in 2000 raise substantial doubts regarding CMI's ability to continue as a going concern, as discussed in Note 3 to such financial statements contained in this proxy statement/prospectus.

                          FUTURE STOCKHOLDER PROPOSALS

    As the result of the merger, CMI will not hold its 2002 annual meeting of shareholders. If the merger agreement is terminated, to be considered for inclusion in CMI's proxy statement relating to the 2002 annual meeting of shareholders, proposals of CMI shareholders entitled to vote at its 2002 annual meeting are to be received at CMI Corporation, P.O. Box 1985, Oklahoma City, OK 73101, Attention: Corporate Secretary, no later than December 31, 2001.

                      WHERE YOU CAN FIND MORE INFORMATION

    Terex and CMI file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Terex or CMI files with the Securities and Exchange Commission at the following locations:

                             Public Reference Room
                             450 Fifth Street, N.W.
                                   Room 1024
                             Washington, D.C. 20549

    You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Terex's and CMI's Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov." You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, you may inspect reports, proxy statement and other information that Terex and CMI file with the New York Stock Exchange at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

    The Internet address for Terex is http://www.terex.com. The internet address for CMI is http://www.cmicorp.com.

    Terex filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the Terex common stock to be issued to the CMI shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Terex in addition to being a proxy statement of CMI for its meeting. As allowed by Securities and Exchange Commission rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

    The Securities and Exchange Commission allows Terex to "incorporate by reference" information into this proxy statement/prospectus, which means that Terex can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. This proxy statement/prospectus incorporates by reference the documents set forth below that Terex has previously filed with the Securities and Exchange Commission. These documents contain important information about Terex.

    1.  Annual Report on Form 10-K for the year ended December 31, 2000;

    2. Quarterly Report on Form 10-Q for the calendar quarter ended March 31, 2001;

    3. Terex's definitive proxy materials on Schedule 14A as filed with the Securities and Exchange Commission on April 6, 2001;

    4. Current Report on Form 8-K dated March 14, 2001 and filed with the Securities and Exchange Commission on March 15, 2001;

    5. Current Report on Form 8-K dated March 22, 2001 and filed with the Securities and Exchange Commission on March 23, 2001; and

    6. Current Report on Form 8-K dated June 27, 2001 and filed with the Securities and Exchange Commission on June 28, 2001.

    Terex is also incorporating by reference all additional documents that Terex may file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this proxy statement/prospectus and the date of the CMI special meeting.

    Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this proxy statement/prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/ prospectus.

    Terex has supplied all information contained or incorporated by reference in this proxy statement/ prospectus relating to Terex. CMI has supplied all information contained in this proxy statement/ prospectus relating to CMI.

    You can obtain any of the documents incorporated by reference through Terex or the Securities and Exchange Commission. Documents incorporated by reference are available from Terex without charge, excluding all exhibits unless Terex has specifically incorporated by reference an exhibit in this proxy statement/prospectus. You may obtain a copy of any document incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone at the following address:

                               Terex Corporation
                         500 Post Road East, Suite 320
                          Westport, Connecticut 06880
                              Attention: Secretary
                                 (203) 222-7170

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE ON THE MATTERS BEING CONSIDERED AT THE MEETINGS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY
STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED AUGUST   , 2001.
YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY
STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN AUGUST   , 2001, AND
NEITHER THE MAILING OF THE PROXY STATEMENT/PROSPECTUS TO CMI SHAREHOLDERS NOR THE ISSUANCE OF TEREX COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

    IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM US, PLEASE DO SO BY NO LATER THAN FIVE BUSINESS DAYS BEFORE THE CMI SPECIAL MEETING TO RECEIVE THEM BEFORE THE MEETING.

                INDEX TO CMI'S CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report................................          F-2

Consolidated Statements of Operations for Years ended
  December 31, 1998, 1999 and 2000 and for Three Months
  ended March 31, 2000 and 2001 (unaudited).................          F-3

Consolidated Balance Sheets as of December 31, 1999 and 2000
  and March 31, 2001 (unaudited)............................   F-4 to F-5

Consolidated Statements of Changes in Common Stock and Other
  Capital for Years ended December 31, 1998, 1999 and 2000
  and Three Months ended March 31, 2001 (unaudited).........          F-6

Consolidated Statements of Cash Flows for Years ended
  December 31, 1998, 1999 and 2000 and for Three Months
  ended March 31, 2000 and 2001 (unaudited).................          F-7

Notes to Consolidated Financial Statements..................  F-8 to F-29

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
CMI Corporation:

    We have audited the consolidated financial statements of CMI Corporation and subsidiaries (the Company) as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CMI Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

    The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 3 to the consolidated financial statements, at December 31, 2000, the Company failed to comply with certain covenants in its financing arrangements and has entered into forbearance agreements with its primary lending institutions which require significant principal payments during 2001, in order to prevent the lending institutions from exercising their right to accelerate the indebtedness. The status of the Company's financing arrangements, as described above, and the Company's significant loss in 2000 raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          KPMG LLP

Oklahoma City, Oklahoma
February 23, 2001, except as to Note 14, which is as of March 20, 2001

                        CMI CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             THREE MONTHS ENDED
                                                      YEAR ENDED                  MARCH 31,
                                                     DECEMBER 31,                (UNAUDITED)
                                            ------------------------------   -------------------
                                              1998       1999       2000       2000       2001
                                            --------   --------   --------   --------   --------
Net revenues..............................  $207,573    218,663    228,248     67,303     55,426
                                            --------   --------   --------   --------   --------
Costs and expenses:
  Cost of goods sold......................   154,003    163,402    191,879     54,679     45,039
  Marketing and administrative............    30,445     37,392     38,794      9,897      9,577
  Engineering and product development.....     7,816      8,293      8,929      2,261      1,763
  Product line relocation costs...........     1,419         --         --         --         --
                                            --------   --------   --------   --------   --------
                                             193,683    209,087    239,602     66,837     56,379
                                            --------   --------   --------   --------   --------
  Operating earnings (loss)...............    13,890      9,576    (11,354)       466       (953)
                                            --------   --------   --------   --------   --------
Other expense (income):
  Interest expense........................     5,000      6,573     12,248      2,277      4,115
  Interest income.........................      (934)      (980)    (1,359)      (196)      (412)
  Minority interest.......................        --         --         (5)        --         19
  Other, net..............................       (35)       (18)      (117)        (3)         2
                                            --------   --------   --------   --------   --------

Earnings (loss) before income taxes.......     9,859      4,001    (22,121)    (1,612)    (4,677)

Income tax expense (benefit)..............     3,642      1,512      8,074       (589)        46
                                            --------   --------   --------   --------   --------
Net earnings (loss).......................  $  6,217      2,489    (30,195)    (1,023)    (4,723)
                                            ========   ========   ========   ========   ========

Share data:
  Weighted average outstanding common
    shares:
    Basic.................................    21,523     21,566     21,683     21,656     21,691
    Diluted...............................    21,660     21,805     21,683     21,656     21,691
  Net earnings (loss) per average
    outstanding common share:
    Basic.................................  $    .29        .12      (1.39)      (.05)      (.22)
                                            ========   ========   ========   ========   ========
    Diluted...............................  $    .29        .11      (1.39)      (.05)      (.22)
                                            ========   ========   ========   ========   ========

                See notes to consolidated financial statements.

                        CMI CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                 DECEMBER 31,
                                                              -------------------    MARCH 31,
                                                                1999       2000        2001
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 12,681    13,637        2,018
  Receivables less allowance for doubtful accounts of $645,
    $629 and $839 at December 31, 1999, and 2000, and March
    31, 2001 respectively...................................    31,257    27,972       27,825
  Inventories:
    Finished equipment......................................    43,124    42,382       41,795
    Work-in-process.........................................    20,212    16,130       13,506
    Raw materials and parts.................................    58,566    46,683       45,271
                                                              --------   -------      -------
      Total inventories.....................................   121,902   105,195      100,572

  Other current assets......................................       892       696        1,207
  Deferred tax asset........................................     7,400        --           --
                                                              --------   -------      -------
    Total current assets....................................   174,132   147,500      131,622
                                                              --------   -------      -------

Property, plant, and equipment:
  Land......................................................     2,109     2,684        2,650
  Buildings.................................................    18,600    20,708       20,505
  Machinery and equipment...................................    48,204    53,628       54,974
  Other.....................................................     1,070     1,059          573
                                                              --------   -------      -------
                                                                69,983    78,079       78,702
  Less accumulated depreciation and amortization............    38,815    45,153       46,992
                                                              --------   -------      -------
      Net property, plant, and equipment....................    31,168    32,926       31,710

Long-term receivables.......................................       642       964          870

Marketable securities, at fair value........................     1,417     1,465        1,569

Deferred tax asset..........................................       600        --           --

Other assets, principally patents and goodwill..............     7,516    10,045       10,453
                                                              --------   -------      -------
      Total assets..........................................  $215,475   192,900      176,224
                                                              ========   =======      =======

                See notes to consolidated financial statements.

                        CMI CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS, CONTINUED
                             (DOLLARS IN THOUSANDS)

                                                                 DECEMBER 31,
                                                              -------------------    MARCH 31,
                                                                1999       2000        2001
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
LIABILITIES, COMMON STOCK AND OTHER CAPITAL

Current liabilities:
  Current maturities of long-term debt and long-term debt in
    default.................................................  $  4,551    110,062       95,641
  Accounts payable..........................................    22,002     12,342       17,277
  Accrued liabilities.......................................    16,316     18,608       19,090
                                                              --------   --------     --------
    Total current liabilities...............................    42,869    141,012      132,008
                                                              --------   --------     --------
Long-term debt..............................................    94,497      3,449          666

Minority interest...........................................        --        425          427

Common stock and other capital:
  Common stock:
    Par value $.10; shares issued and outstanding--602 at
      December 31, 1999 and 2000, and March 31, 2001........        --         --           --
  Class A common stock:
    Par value $.10; shares issued and
      outstanding--21,640,883, 21,690,886 and 21,690,886 at
      December 31, 1999 and 2000, and March 31, 2001,
      respectively..........................................     2,164      2,169        2,169
  Additional paid-in capital................................    50,610     50,905       50,905
  Accumulated other comprehensive loss......................      (197)      (397)        (565)
  Retained earnings (accumulated deficit)...................    25,532     (4,663)      (9,386)
                                                              --------   --------     --------
                                                                78,109     48,014       43,123
Commitments and contingencies (notes 13 and 14).............        --         --           --
                                                              --------   --------     --------
  Total liabilities, common stock and other capital.........  $215,475    192,900      176,224
                                                              ========   ========     ========

                See notes to consolidated financial statements.

                        CMI CORPORATION AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCK AND OTHER CAPITAL

                 YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000,
               AND THREE MONTHS ENDED MARCH 31, 2001 (UNAUDITED)
                                 (IN THOUSANDS)

                                        CLASS A COMMON                               ACCUMULATED    RETAINED
                                             STOCK          ADDITIONAL                  OTHER       EARNINGS
                                      -------------------    PAID-IN     TREASURY   COMPREHENSIVE   (ACCUM.
                                       SHARES     AMOUNT     CAPITAL      STOCK         LOSS        DEFICIT)    TOTAL
                                      --------   --------   ----------   --------   -------------   --------   --------
Balance December 31, 1997...........   21,506     $2,151     $49,816        (32)           --       $ 18,658   $ 70,593
Net earnings........................       --         --          --         --            --          6,217      6,217
Retirement of treasury stock........       (6)        --         (32)        32            --             --         --
Exercise of stock options...........       49          4         273         --            --             --        277
Dividends paid, common stock ($.04
  per share)........................       --         --          --         --            --           (861)      (861)
                                      -------     ------     -------       ----         -----       --------   --------
Balance December 31, 1998...........   21,549     $2,155     $50,057         --            --       $ 24,014   $ 76,226
Net earnings........................       --         --          --         --            --          2,489      2,489
Unrealized loss on available for
  sale securities, net of tax
  benefit of $113...................       --         --          --         --          (197)            --       (197)
Comprehensive income................                                                                $  2,292
Retirement of voting common stock...       --         --          (1)        --            --             --         (1)
Exercise of stock options...........       35          3         160         --            --             --        163
Common stock issued.................       57          6         394         --            --             --        400
Dividends paid, common stock ($.045
  per share)........................       --         --          --         --            --           (971)      (971)
                                      -------     ------     -------       ----         -----       --------   --------
Balance December 31, 1999...........   21,641      2,164      50,610         --          (197)        25,532     78,109
Net loss............................       --         --          --         --            --        (30,195)   (30,195)
Unrealized loss on available for
  sale securities...................       --         --          --         --           (60)            --        (60)
Foreign currency translation
  adjustments.......................       --         --          --         --          (140)            --       (140)
Comprehensive loss..................                                                                           $(30,395)
Common stock issued.................       50          5         295         --            --             --        300
                                      -------     ------     -------       ----         -----       --------   --------
Balance December 31, 2000
  (all remaining information
  is unaudited).....................   21,691      2,169      50,905         --          (397)        (4,663)    48,014
Net loss............................       --         --          --         --            --         (4,723)    (4,723)
Unrealized gain on available for
  sale securities...................       --         --          --         --            66             --         66
Foreign currency translation
  adjustments.......................       --         --          --         --          (234)            --       (234)
Comprehensive loss..................                                                                             (4,891)
                                      -------     ------     -------       ----         -----       --------   --------
Balance March 31, 2001
  (unaudited).......................   21,691     $2,169     $50,905       $ --         $(565)      $ (9,386)  $ 43,123
                                      =======     ======     =======       ====         =====       ========   ========

                See notes to consolidated financial statements.

                        CMI CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 YEARS ENDED DECEMBER 31, 1998, 1999, AND 2000,
           AND THREE MONTHS ENDED MARCH 31, 2000 AND 2001 (UNAUDITED)
                                 (IN THOUSANDS)

                                                                        YEAR ENDED               THREE MONTHS ENDED
                                                                       DECEMBER 31,                   MARCH 31,
                                                              ------------------------------   -----------------------
                                                                1998       1999       2000        2000         2001
                                                              --------   --------   --------   ----------   ----------
                                                                                                     (UNAUDITED)
Operating activities:
  Net earnings (loss).......................................  $  6,217      2,489    (30,195)     (1,023)      (4,723)
  Adjustments to reconcile net earnings (loss) to net cash
    provided by (used in) operating activities:
      Depreciation..........................................     2,944      3,995      4,622       1,070        1,370
      Amortization..........................................       300        326        963         189          293
      Loss (gain) on sale of assets.........................       (36)       (18)      (110)         (3)           2
      Deferred tax expense (benefit)........................     3,100      1,213      8,000        (516)          --
      Minority interest in loss (earnings) of consolidated
        subsidiary..........................................        --         --         (5)         --            2
      Change in assets and liabilities net of effects of
        acquisitions of businesses:
        Receivables.........................................    (1,096)    (3,008)     7,388     (12,661)         147
        Inventories                                            (34,220)   (18,799)    23,856      (2,450)       4,389
        Other current assets................................      (344)        31        365         (47)        (511)
        Accounts payable....................................     6,896        286    (10,901)      6,255        4,935
        Accrued liabilities.................................     4,970      1,563     (2,689)        339          482
        Long-term receivables...............................     2,153       (286)      (312)         56           94
        Other non-current assets............................     1,348        209        (97)       (395)        (701)
                                                              --------   --------   --------    --------     --------
          Net cash and cash equivalents provided by (used
            in) operating activities........................    (7,768)   (11,999)       885      (9,186)       5,779
                                                              --------   --------   --------    --------     --------
Investing activities:
  Proceeds from sale of assets..............................       305        119        132           3           15
  Capital expenditures......................................   (13,309)    (5,717)    (3,473)     (1,058)        (171)
  Purchases of marketable securities........................      (107)      (122)       (48)        (33)         (38)
  Cash paid for acquisitions of businesses..................        --     (1,405)    (5,434)     (3,916)          --
  Cash paid to defend patent................................        --     (1,072)        --          --           --
                                                              --------   --------   --------    --------     --------
          Net cash and cash equivalents used in investing
            activities......................................   (13,111)    (8,197)    (8,823)     (5,004)        (194)
                                                              --------   --------   --------    --------     --------
Financing activities:
  Payments on notes payable.................................      (216)      (269)    (1,512)        (81)        (860)
  Borrowings on notes payable...............................        --         --      1,428          --           --
  Net borrowings (payments) on revolving line of credit.....    28,000     22,000      8,978      17,930      (16,344)
  Proceeds from stock options exercised.....................       277        163         --          --           --
  Payment of common stock dividends.........................      (861)      (971)        --          --           --
                                                              --------   --------   --------    --------     --------
          Net cash and cash equivalents provided by (used
            in) financing activities........................    27,200     20,923      8,894      17,849      (17,204)
                                                              --------   --------   --------    --------     --------
Increase (decrease) in cash and cash equivalents............     6,321        727        956       3,659      (11,619)
Cash and cash equivalents at beginning of period............     5,633     11,954     12,681      12,681       13,637
                                                              --------   --------   --------    --------     --------
Cash and cash equivalents at end of period..................  $ 11,954     12,681     13,637      16,340        2,018
                                                              ========   ========   ========    ========     ========

                See notes to consolidated financial statements.

                        CMI CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(1)  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS

    Since 1964, CMI Corporation and its subsidiaries (the "Company") have manufactured and marketed equipment for the road and heavy construction industry. The Company's construction equipment has a wide variety of uses in the maintenance, construction, paving, and resurfacing of highways, city streets, parking lots, airport runways, tunnels, and bridges. The Company's raw materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

    SEASONAL NATURE OF THE BUSINESS

    The Company's business is seasonal in nature and precedes the months in which highway and road construction and restoration generally occur. A large portion of the Company's orders for its products are received in the months of November through July, with significant shipments occurring in the months of March through August.

    INTERIM PERIODS

    The consolidated financial information as of March 31, 2000 and 2001 and for the three month periods then ended has been prepared in conformity with accounting principles generally accepted in the United States of America, applied, in all material respects, on a basis consistent with the audited consolidated financial statements as of December 31, 1999 and 2000, and for the three year period ended December 31, 2000. Such information reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for interim periods. The financial information for these interim periods is unaudited.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of CMI Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

    RECLASSIFICATIONS

    Certain reclassifications have been made to the prior periods to conform to the 2000 and 2001 presentation. The primary reclassification relates to freight billed to customers. During 2000, the Company adopted the provisions of EITF 00-10 "Accounting for Shipping and Handling Fees and Costs." This EITF requires that all amounts billed to a customer in a sale transaction related to shipping and handling be classified as revenues. Accordingly, net revenues include approximately $1.9 million, $4.1 million, and $4.1 million related to shipping and handling charges billed to customers during the years ended 1998, 1999, and 2000, respectively, and approximately $1.1 million and $0.9 million during the three months ended March 31, 2000 and March 31, 2001 respectively. The related costs associated with shipping and handling are included as a component of cost of goods sold.

    CASH AND CASH EQUIVALENTS

    For purposes of the statements of cash flows, the Company considers cash instruments with original maturities of less than three months to be cash equivalents.

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    BUSINESS AND CREDIT CONCENTRATIONS

    The Company's customers are not concentrated in any specific geographic region, but are concentrated in the road and heavy construction business. No single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer. The Company reviews a customer's credit history before extending credit. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. To reduce credit risk, the Company generally requires a down payment on large equipment orders, and international sales are generally secured by letters of credit from commercial banks.

    The Company had short-term notes receivable and sales-type lease payments due from customers included in accounts receivable of approximately $3,440,000 and $5,508,000 at December 31, 1999 and 2000, respectively, and $1,824,000 at March 31, 2001.

    INVENTORIES

    Inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out (FIFO) method. Costs included in inventories consist of materials, labor, and manufacturing overhead which are related to the purchase and production of inventories.

    PROPERTY, PLANT, AND EQUIPMENT

    Property, plant, and equipment, stated at cost or the present value of minimum lease payments for assets under capital leases, are depreciated over the estimated useful lives of the assets using the straight-line method. Estimated useful lives for buildings, machinery and equipment, and other property, plant, and equipment range from 15 to 40, 3 to 15, and 2 to 10 years, respectively. Significant improvements and betterments are capitalized if they extend the useful life of the asset. Routine repairs and maintenance are expensed when incurred.

    The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

    OTHER ASSETS

    Other assets include patents and other intangible assets. Patent costs are being amortized on a straight-line basis over the life of the related patent. Also included in other assets is the excess of acquisition costs over the fair value of net assets acquired (goodwill). Goodwill is being amortized on a straight-line basis over fifteen years. Accumulated amortization for goodwill was $505,000 and $758,000 at December 31, 1999 and 2000, respectively, and $821,000 at March 31, 2001. The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average borrowing rate.

    REVENUE RECOGNITION

    Substantially all of the Company's sales transactions incorporate two separate elements--sale of equipment and sale of service. These sales transactions constitute multiple element arrangements. Revenue is recognized for the sale of equipment when the equipment is shipped and title has transferred to the customer. Revenues associated with the service element of the arrangement are recognized when the underlying customer site visits are completed. Revenues in multiple element arrangements are allocated to each element based upon the relative fair values of each element, based upon published list prices. Service revenue is insignificant for all periods presented.

    In certain cases, at the customer's written request, the Company enters into bill and hold transactions whereby title transfers to the customer, but the equipment does not ship until a specified later date. The Company recognizes revenue associated with the sale of equipment bill and hold arrangements when the equipment is complete, ready to ship, and hold criteria have been met.

    In the fourth quarter of 2000, effective as of January 1, 2000, the Company adopted SEC Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB 101). The only modification to the Company's revenue recognition practices as a result of the adoption of SAB 101 relates to the bifurcation of the service element from all equipment sales transactions. The adoption of SAB 101 did not have a significant impact upon adoption at January 1, 2000, any quarterly reporting period during 2000, or at December 31, 2000.

    INCOME TAXES

    Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating losses and tax credit carry forwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowances against the deferred tax asset for amounts which are not considered "more likely than not" to be realized.

    STOCK OPTIONS

    Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related Interpretations. Accordingly, the Company records expense in an amount equal to the excess of the quoted market price on the grant date over the option price. Such expense is recognized at the grant date for options fully vested. For options with a vesting period, the expense is recognized over the

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) vesting period. The Company has not recognized any stock-based compensation expense for the periods ended December 31, 1998, 1999 and 2000, and for the three months ended March 31, 2000 and 2001.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of cash and cash equivalents, receivables, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term receivables approximates fair value as the effective rates for these instruments are comparable to market rates at period-end. The carrying amount of investments approximates fair market value. The carrying amount of debt was approximately $99.0 million and $113.5 million at December 31, 1999 and 2000, respectively, and $96.3 million at March 31, 2001. The carrying amount of debt at December 31, 2000 and March 31, 2001 approximates fair value, as a result of the variable interest rates paid on the majority of the Company's borrowings. The fair value of long-term debt at December 31, 1999 was approximately
$98.0 million. The estimated fair value of debt is based on borrowing rates currently available with similar terms and average maturities.

    MARKETABLE SECURITIES

    The Company classifies its marketable securities as available for sale. The securities consist of equity securities, which are stated at fair value, with net unrealized gains or losses on the securities recorded as accumulated other comprehensive income (loss) in common stock and other capital. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of the securities. There were no realized gains or losses in 1998, 1999 or 2000, or for the three months ended March 31, 2000 and 2001.

    EARNINGS PER COMMON SHARE

    Basic earnings (loss) per share is computed by dividing net earnings (loss) applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if the Company's outstanding stock options were exercised (calculated using the treasury stock method). The following table reconciles weighted average common shares outstanding used in the calculation of basic earnings (loss) per common share

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) to the number of shares used in the calculation of diluted earnings (loss) per share for the years 1998, 1999 and 2000, and the three months ended March 31, 2000 and 2001 (shares in thousands):

                                                               YEAR ENDED             THREE MONTHS ENDED
                                                              DECEMBER 31,                 MARCH 31,
                                                     ------------------------------   -------------------
                                                       1998       1999       2000       2000       2001
                                                     --------   --------   --------   --------   --------
                                                                                          (UNAUDITED)
Weighted average number of common shares
  outstanding--basic...............................   21,523     21,566     21,683     21,656     21,691

Dilutive effect of potential common shares issuable
  upon exercise of employee stock options..........      137        239         --         --         --
                                                     -------    -------    -------    -------    -------
Weighted average number of common shares
  outstanding--diluted.............................   21,660     21,805     21,683     21,656     21,691
                                                     =======    =======    =======    =======    =======

    For 2000 and 2001, all stock options are excluded from consideration of diluted loss per share because of the Company's net loss. See Note 5.

    COMPREHENSIVE INCOME

    SFAS No. 130 "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income and its components in financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income consists of net earnings (loss), the net unrealized gains or losses on available for sale marketable securities and foreign currency translation adjustments and is presented in the consolidated statement of changes in common stock and other capital.

    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes standards for accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. Adoption of SFAS No. 133 as of January 1, 2001 did not impact the Company.

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(2)  ACQUISITION OF BUSINESSES AND PRODUCT LINES

    In January 2000, the Company acquired all of the outstanding stock of
R. M. Barton Co., Inc. (Barton) for approximately $2.1 million in cash, and the assumption of approximately $1.4 million in liabilities. The purchase price was allocated to the net assets acquired based on the estimates of fair value and resulted in goodwill of approximately $1.1 million which is being amortized on a straight-line basis over 15 years.

    In February 2000, the Company acquired all of the outstanding stock of Metra Metaalwerken B. V. B. A. (Metra) for approximately $1.8 million in cash, 50,000 shares of the Company's Class A Common Stock (valued at $300,000), and the assumption of approximately $900,000 in liabilities. The purchase price was allocated to the net assets acquired based on the estimates of fair value and resulted in goodwill of approximately $835,000 which is being amortized on a straight-line basis over 15 years.

    On July 26, 2000, the Company acquired 75% of the outstanding equity of Cifali & CIA LTDA. (Cifali), a Brazilian company located in Cachoeirinha, Brazil, for $1.5 million in cash and direct costs and the assumption of approximately $5.2 million in liabilities. An additional $900,000, payable in three annual installments of $300,000, will be paid if Cifali attains certain levels of net earnings for each of the fiscal years ending December 31, 2001, 2002, and 2003. The purchase price was allocated to the net assets acquired based on the estimates of fair value and resulted in goodwill of approximately $118,000 which is being amortized on a straight-line basis over 15 years.

    In October 1999, the Company acquired all of the outstanding stock of Drion Constructie B. V. B. A. (Drion) for approximately $1.4 million in cash, 57,143 shares of the Company's Class A Common Stock (valued at $400,000), and the assumption of approximately $300,000 in liabilities. The purchase price was allocated to the assets acquired based on their estimated fair values and resulted in goodwill and other intangible assets of approximately $1.5 million.

    The pro forma effects of all acquisitions in 1999 and 2000 are insignificant.

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(3)  LONG-TERM DEBT AND NOTES PAYABLE AND LIQUIDITY

    Long-term debt and notes payable are summarized as follows (dollars in thousands):

                                                                 DECEMBER 31,
                                                              -------------------    MARCH 31,
                                                                1999       2000        2001
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
Series A Senior Notes, collateralized by a security interest in certain real property, with interest at 7.68% at
  December 31, 1999, 11.5% at December 31, 2000, and 10.5%
  at March 31, 2001, under forbearance agreement............  $30,000     28,822       28,274

Revolving line of credit, collateralized by security
  interests in all assets including receivables, inventory,
  patents, real estate and machinery and equipment, with
  interest of 7.75% at December 31, 1999, 11.5% at December
  31, 2000, and 10.5% at March 31, 2001, under forbearance
  agreement.................................................   65,000     49,449       34,510

Term Loan, collateralized by security interests in all
  assets including receivables, inventory, patents, real
  estate and machinery and equipment, with interest of 11.5%
  at December 31, 2000 and 10.5% at March 31, 2001, under
  forbearance agreement.....................................       --      9,201        7,918

Term Loan, collateralized by security interests in all
  assets including receivables, inventory, patents, real
  estate and machinery and equipment, with interest of 11.5%
  at December 31, 2000 and 10.5% at March 31, 2001, under
  forbearance agreement.....................................       --     15,328       15,145

4.4% to 8.25% (8.1% weighted average rate) fixed rate bonds, collateralized by a first security interest in certain
  real property, due September 2010.........................    3,682      3,455        3,395

Note payable to leasing institution due January 2002, with
  interest at the Libor rate plus 4.5%, which was 11.065% at
  December 31, 2000 and 9.58% at March 31, 2001
  collateralized by certain equipment.......................       --      3,519        3,519

Lease-purchase obligations and notes payable due through
  September 2008, with interest from 6.25% to 10.25%,
  collateralized by certain buildings and equipment.........      366      3,737        3,546
                                                              -------    -------       ------

                                                               99,048    113,511       96,307

Less current maturities of long-term debt and long-term debt
  in default................................................    4,551    110,062       95,641
                                                              -------    -------       ------

Long-term debt..............................................  $94,497      3,449          666
                                                              =======    =======       ======

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(3)  LONG-TERM DEBT AND NOTES PAYABLE AND LIQUIDITY (CONTINUED)
    The Company amended its revolving line of credit agreement on February 3, 2000 to increase the Company's borrowing capacity from $70 million to $100 million. Under the forbearance agreements discussed below, the line was later reduced to $80 million on September 26, 2000, and further reduced to $77 million on November 15, 2000. As of December 31, 2000, the Company had utilized approximately $74 million of the revolving line of credit. Other long-term debts have maturity dates through September 2010. However, the majority of the Company's long-term debt is classified as current at December 31, 2000, based on the defaults occurring on the majority of the Company's financing arrangements.

    At December 31, 2000, and during most of 2000, the Company was not in compliance with certain provisions of its senior notes agreement, its revolving credit agreement, and its Oklahoma Development Finance Authority note. In addition, the Company did not make a required payment on the senior notes in the third quarter of 2000. Compliance with these provisions is determined each quarter based on the results of the trailing four quarters ending on each determination date. Noncompliance with these provisions permits the lenders to accelerate the Company's debt under the senior note agreement, the revolving credit agreement, and the Oklahoma Development Finance Authority note. As a result, the Company obtained forbearance agreements with the senior notes and revolving line of credit lenders, on September 26, 2000, November 15, 2000, and January 15, 2001. Among other things, the forbearance agreements prevent the Company's lenders from exercising their acceleration rights, provided that the Company complies with the terms and conditions of the forbearance agreements, discussed further below. The latest forbearance agreements (dated January 15, 2001) extend the forbearance period through June 30, 2001. The Company has the option to extend the forbearance period through September 30, 2001 in order to facilitate a refinancing of the Company's obligations to its lenders, provided that certain terms and conditions are met, which are discussed further below. The Company will also have the option to further extend the forbearance period to January 31, 2002, contingent upon payment of additional fees and meeting certain terms and conditions, which are discussed further below.

    The January 15, 2001 forbearance agreements provide for additional forbearance periods as discussed above and divided the $74.0 million balance on the revolving line of credit into three new debt facilities. This new debt structure is as follows: $49.5 million for a revolving loan, $15.3 million for a term loan and $9.2 million for an additional term loan. This debt accrues interest at Prime plus 2.5% per annum and is paid monthly. The revolving line is an asset-based loan in which the face commitment of $49.5 million is reduced to $41.5 million by December 2, 2001. In addition, the total principal amount outstanding on the revolving line cannot exceed the "borrowing base" as defined in the agreement. The revised agreements specify certain monthly principal reductions on the term loans. The first term loan requires monthly principal reductions of $182,476 from February 2001 through August 2001 increasing to $681,897 from September 2001 through December 2001, and a balloon payment of $11,323,110 in January 2002. The other term loan requires monthly principal reductions of $1,223,364 from February 2001 through August 2001 and a final payment of $637,386 in September 2001. At March 31, 2001, the balances on the revolving loan, term loan and additional term loan were $34,509,755, $15,145,557, and $7,977,571, respectively.

    The senior notes balance at December 31, 2000 and March 31, 2001 was $28,822,430 and $28,274,699, respectively. Interest accrues at Prime plus 2.5% and is payable monthly. Under the terms

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(3) LONG-TERM DEBT AND NOTES PAYABLE AND LIQUIDITY (CONTINUED) of the January 15, 2001 forbearance agreements, $8,514,136 in aggregate principal payments are required from February 2001 through December 2001, with the remaining balance of $20,308,294 due January 2002. The principal payment dates discussed in this paragraph and the previous paragraph apply only if the Company has the ability to extend the forbearance agreements through January 31, 2002. This ability is contingent upon the Company meeting the scheduled payments and paying all required fees, which total approximately
$1.4 million. Should the Company fail to make the required principal or fee payments, the lenders will have the right to accelerate the indebtedness during 2001. As a result of this uncertainty, the indebtedness covered under these forbearance agreements has been classified as current. The Company's Oklahoma Development Finance Authority indebtedness has also been classified as current, as a result of financial covenant violations. See also Note 16.

    Under the revised agreements, the Company also granted security interests to its lenders in substantially all of its assets including receivables, inventories, patents, machinery and equipment, and real estate.

    Management has taken steps in order to assist the Company in maintaining compliance with the forbearance agreements. The Company conducted an extensive operations review in May 2000. Based on this review it was determined that the Company's overhead costs and cost of goods sold had risen beyond levels which could be tolerated given the Company's industry, history and volume of business the Company was achieving. Annualized cost cuts have been made in selling, general and administrative expenses and in manufacturing overhead. These cost cuts were achieved by reductions in workforce and discretionary spending.

    Management also plans to liquidate certain ancillary divisions, if necessary, in order to maintain compliance with these agreements. In addition, management plans to begin negotiating new financing agreements with new lenders, in order to obtain more favorable terms for the Company. Management plans to have new agreements in place before the end of 2001. See also Note 16.

    The minimum principal payments required during 2001, which are discussed above, total approximately $30 million and must be made in order to maintain compliance with the forbearance agreements, and in order to have the right to exercise the right to extend the forbearance period. Due to the Company's reliance on these debt financing arrangements for working capital, compliance with the forbearance agreements currently in place or additional forbearance by its lenders is necessary for the Company to meet its obligations as they become due and to avoid potentially material adverse effects on the Company's financial position, results of operations, and liquidity.

    During the second quarter of 1999, the Company entered into a transaction with a customer and a leasing institution, whereby the Company agreed to repurchase the equipment underlying the transaction in the event that the customer did not exercise its purchase option at the end of the lease term. The repurchase agreement provided for a purchase price which was below the estimated fair value of the equipment at the time of the repurchase. Accordingly, the Company applied sales-type lease accounting. Ultimately, the customer did not exercise its purchase option, and the equipment was returned to the leasing institution during 2000. As a result, the Company recorded a liability to the leasing institution in the amount of the agreed upon price and the fair value of the inventory was also recorded at the same time. During February 2001, the Company entered into a formal agreement with

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(3) LONG-TERM DEBT AND NOTES PAYABLE AND LIQUIDITY (CONTINUED) the leasing institution, whereby the Company is obligated to make payments of approximately $352,000 during April, July, and October of 2001. The remaining principal balance is due in January 2002.

    The Company maintains a fleet financing agreement which allows the Company to borrow 100 percent of the net sales price of specific equipment under lease contracts. The terms of the individual borrowings under the financing agreement are consistent with the lease contracts and generally range from three months to three years. Borrowings under the fleet financing agreement are secured by the specific equipment. As of December 31, 1999 and 2000, and as of March 31, 2001, the Company had no borrowings outstanding under the fleet financing agreement.

(4)  COMMON STOCK AND OTHER CAPITAL

    In 1991, the Company entered into an Investment Agreement with Recovery Equity Investors, L.P. (REI) pursuant to which the Company sold REI 6,666,667 shares of Common Stock (subsequently Class A Common Stock) at $.75 per share. The Investment Agreement contains various covenants and restricts the Company from taking certain actions without the prior written consent of REI.

    On February 14, 1992, the Company filed an amended and restated certificate of incorporation, which authorizes 20,000 shares of Common Stock and 45,000,000 shares of Class A Common Stock. Additionally, the Company effected a 1-for-2,000 reverse split of the Common Stock and declared a stock dividend of 1,999 shares of Class A Common Stock for each whole share of Common Stock outstanding following the reverse split. Owners of the remaining shares of Common Stock were offered the opportunity to exchange each share of Common Stock for one share of Class A Common Stock. The exchange offer expired on April 30, 1992. At
December 31, 2000 and March 31, 2001, 602 shares of Common Stock were still outstanding. The Class A Common Stock has certain transfer restrictions in order to prevent a change in ownership, which could limit or eliminate the Company's income tax net operating loss carryforwards (see note 7).

    Due to the Company's net losses during 2000, the Board of Directors decided to suspend the Company's semi-annual dividend until profitability improves. In addition, as a result of the current defaults on indebtedness, the Company is prohibited from paying dividends.

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(5)  STOCK OPTION PLANS

    In 1992, the Company established a Stock Option Plan (the "Plan") for its employees. In 1999, the Board of Directors and the shareholders of the Company approved certain amendments to the Plan. The Plan has two features: (1) stock options and (2) stock appreciation rights. The Plan is administered by a committee comprised of at least two members of the Board of Directors. The granting of stock options and/or appreciation rights is at the sole discretion of the committee. A maximum of 2,100,000 stock options and/or appreciation rights may be granted under the Plan. The exercise price of the stock options is the market value of Class A Common Stock at the date of grant. Generally, the options vest and become exercisable ratably over a four-year period, commencing six months after the grant date. The committee is entitled in its discretion to grant options with vesting periods which are different from the standard four year period. In some instances, the committee has exercised its discretion and has granted options with both shorter and longer vesting periods than the standard four year period. There were 1,076,348 options available for grant under the Plan at December 31, 2000 and at March 31, 2001.

    No stock options were granted during 1999. During 2000, 320,000 stock options were granted. During the three months ended March 31, 2001, 20,000 stock options were granted. The per share weighted-average fair value of stock options granted during 1998, 2000 and for the first three months of 2001 was $3.77, $1.99 and $1.04 respectively, on the date of grant using the Black Scholes option-pricing model with the following assumptions:

                                                                       DECEMBER 31,
                                                              ------------------------------   MARCH 31,
                                                                1998       1999       2000       2001
                                                              --------   --------   --------   ---------
Expected volatility.........................................    55.0%       --          63%         65%
Expected dividend yield.....................................     0.6%       --           --          --
Risk free interest rate.....................................     5.5%       --         5.5%        5.5%
Expected life...............................................  7.3 yrs       --      7.5 yrs     7.3 yrs

    The Company applies APB Opinion No. 25 in accounting for its stock options and, accordingly, no compensation cost has been recognized for stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings (loss) would have been adjusted to the pro forma amounts indicated below (in thousands, except per share data):

                                                                   DECEMBER 31,
                                                          ------------------------------    MARCH 31,
                                                            1998       1999       2000        2001
                                                          --------   --------   --------   -----------
                                                                                           (UNAUDITED)
Net earnings (loss)........................  As reported   $6,217     $2,489    $(30,195)    $(4,723)
                                             Pro forma      6,040      2,186     (30,311)     (4,829)
Earnings per share--diluted................  As reported     0.29       0.11       (1.39)       (.22)
                                             Pro forma       0.28       0.10       (1.40)       (.22)

    Stock appreciation rights may be issued with stock options or separately, at the sole discretion of the committee. Stock appreciation rights, if granted, would be payable in shares of Class A Common Stock over the same vesting period as the stock options. At December 31, 2000 and March 31, 2001, no stock appreciation rights had been granted.

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(5)  STOCK OPTION PLANS (CONTINUED)
    Stock option activity during the periods indicated is as follows:

                                                              NUMBER OF   WEIGHTED-AVERAGE
                                                               SHARES      EXERCISE PRICE
                                                              ---------   ----------------
Balance at December 31, 1997................................   435,000         $4.83
  Granted...................................................   550,000          6.25
  Exercised.................................................    48,860          5.66
  Forfeited.................................................    51,140          4.61
                                                              --------
Balance at December 31, 1998................................   885,000         $5.68
  Granted...................................................        --            --
  Exercised.................................................    35,000          4.70
  Forfeited.................................................    75,000          5.41
                                                              --------
Balance at December 31, 1999................................   775,000         $5.75
  Granted...................................................   320,000          3.12
  Exercised.................................................        --            --
  Forfeited.................................................   550,000          6.30
                                                              --------
Balance at December 31, 2000................................   545,000         $3.20
                                                              ========
(all remaining information is unaudited)
  Granted...................................................    20,000          1.94
  Exercised.................................................        --            --
  Forfeited.................................................    20,000          4.50
                                                              ========
Balance at March 31, 2001...................................   545,000         $4.00
                                                              ========

    At December 31, 2000, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $2.75--$6.81 and
4.5 years, respectively. At March 31, 2001, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $1.94-- $6.81 and 4.9 years, respectively.

    At December 31, 1998, 1999 and 2000 and March 31, 2001 the number of options exercisable was 243,533, 333,642, 290,558 and 273,258 respectively, and the weighted-average exercise price of those options was $5.04, $5.35, $3.20 and $4.00, respectively.

(6) LEASES

    The Company leases equipment to customers under short-term and long-term contracts. Short-term contracts generally range from three to six months. Rental income from short-term leases was approximately $1,384,000, $770,000, and $1,621,000, for the years ended December 31, 1998, 1999, and 2000, respectively, and was approximately $229,000 and $46,000 for the three months ended March 31, 2000 and 2001.

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(6) LEASES (CONTINUED)
    The Company's long-term leases generally qualify as sales-type leases. The net investment in such leases is included in receivables. At December 31, 2000 future minimum lease payments to be received for long-term leases are as follows (dollars in thousands):

2001........................................................   $5,509
2002........................................................      332
2003........................................................      309
2004........................................................      245
2005........................................................       78
Thereafter..................................................       --
                                                               ------
                                                               $6,473
                                                               ======

(7)  INCOME TAXES

    Income tax expense consisted of the following (dollars in thousands):

                                                                1998       1999       2000
                                                              --------   --------   --------
Current tax expense.........................................   $  542     $  299     $   74
Deferred tax expense........................................    3,100      1,213      8,000
                                                               ------     ------     ------
                                                               $3,642     $1,512     $8,074
                                                               ======     ======     ======

    Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% (35% in 1998) to earnings (loss) before income taxes in 1998, 1999, and 2000, as a result of the following (dollars in thousands):

                                                               1998       1999       2000
                                                             --------   --------   --------
Computed expected tax (benefit) expense....................   $3,451     $1,360    $(7,521)
State income tax (benefit) expense.........................      410        181       (995)
Increase (decrease) in valuation allowance.................     (177)        29     16,309
Other, net.................................................      (42)       (58)       281
                                                              ------     ------    -------
                                                              $3,642     $1,512    $ 8,074
                                                              ======     ======    =======

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(7)  INCOME TAXES (CONTINUED)
    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1999 and 2000 are as follows (dollars in thousands):

                                                                1999       2000
                                                              --------   --------
Net operating loss and other carryforwards..................  $ 5,566    $ 13,992
Other, primarily accrued liabilities........................    5,592       6,137
Deferred tax assets.........................................   11,158      20,129
Deferred tax liability (plant and equipment temporary
  differences)..............................................   (2,663)     (3,845)
                                                              -------    --------
                                                                8,495      16,284
Less valuation allowance....................................     (495)    (16,284)
                                                              -------    --------
Net deferred tax asset......................................  $ 8,000    $     --
                                                              =======    ========

    The net deferred tax asset at December 31, 1999 was $8.0 million. No net deferred tax asset was recorded at December 31, 2000 or March 31, 2001. The Company has assessed its past earnings history and trends, reversing taxable temporary differences, the current year net loss, the substantial doubt regarding the Company's ability to continue as a going concern, and expiration dates of carryforwards and has determined that it is not "more likely than not" that the December 31, 2000 or March 31, 2001 net deferred tax asset will be realized. Accordingly, a valuation allowance has been established against the net deferred tax asset.

    Prior to 2000, the Company's taxable income in 1998 and 1999, prior to utilization of income tax net operating loss carryforwards, supported the "more likely than not" criteria that net deferred tax assets would be realized.

    At December 31, 2000, the Company had tax net operating loss carry forwards of approximately $25.5 million for federal income tax purposes. Such carryforwards, which may provide future tax benefits, expire as follows:
$2.1 million in 2010 and $23.4 million in 2020. At December 31, 2000 the Company also had tax net operating loss carryforwards of approximately $52.2 million for state income tax purposes. Such carryforwards expire as follows: $1.3 million in 2001; $0.1 million in 2002; $4.1 million in 2004; $7.3 million in 2005;
$4.4 million in 2006, $12.2 million in 2010; and $22.8 in 2020. Future changes in ownership, as defined by Section 382 of the Internal Revenue Code, could limit the amount of net operating loss carryforwards used in any one year (see note 4).

    At December 31, 2000, the Company had tax credit carryforwards of approximately $1.2 million which expire in varying amounts from 2001 to 2010, and depletion carryforwards and AMT credit carryforwards of approximately $1.9 million and $1.4 million, respectively, which do not expire.

(8) EXPORT SALES

    The Company had export sales of approximately $28.3 million, $17.0 million, and $29.2 million in 1998, 1999, and 2000, respectively, and approximately
$7.5 million for the three months ended March 31, 2001. These sales were made through foreign subsidiaries, dealers and representatives. A significant portion of these sales were made in Asia, Europe, South America, and North and Central America, excluding the United States.

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(9) EMPLOYEE BENEFIT PLAN

    The Company has a defined contribution plan whereby eligible employees may contribute pre-tax wages in accordance with the provisions of the plan. At the discretion of the Board of Directors, the Company matches certain contributions made by eligible employees. Discretionary matching contributions of approximately $346,000, $339,000, and $307,000 were made in 1998, 1999 and 2000, respectively. For the three months ended March 31, 2000 and 2001, matching contributions were approximately $85,000 and $75,000, respectively.

(10) SUPPLEMENTAL QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    Following is a summary of the unaudited interim results of operations for the years ended December 31, 1999 and 2000 and for the three months ended March 31, 2001 (dollars in thousands, except per share data):

                                                                1999
                                        ----------------------------------------------------
                                         FIRST      SECOND     THIRD      FOURTH      FULL
                                        QUARTER    QUARTER    QUARTER    QUARTER      YEAR
                                        --------   --------   --------   --------   --------
Net revenues..........................  $53,461    $71,946    $54,606    $38,650    $218,663
Net earnings (loss)...................      172      5,239        331     (3,253)      2,489
Earnings (loss) per share
  Basic...............................      .01        .24        .02       (.15)        .12
  Diluted.............................      .01        .24        .02       (.15)        .11

                                                               2000
                                       ----------------------------------------------------
                                        FIRST      SECOND     THIRD      FOURTH      FULL
                                       QUARTER    QUARTER    QUARTER    QUARTER      YEAR
                                       --------   --------   --------   --------   --------
Net revenues.........................  $67,303    $65,123    $47,748    $ 48,074   $228,248
Net (loss)...........................   (1,023)    (8,320)    (1,482)    (19,370)   (30,195)
Earnings (loss) per share
  Basic..............................     (.05)      (.38)      (.07)       (.89)     (1.39)
  Diluted............................     (.05)      (.38)      (.07)       (.89)     (1.39)

    In the fourth quarter of 1999, the Company recorded adjustments to reduce the carrying value of inventory, increase accrued liabilities for legal contingencies and warranties, and to expense incurred due diligence costs related to the termination of a potential acquisition. The after tax effect of the fourth quarter adjustments decreased net earnings by approximately
$1.2 million.

    During the fourth quarter of 2000, the Company recorded adjustments to reflect changes in the Company's estimates of the required valuation allowance against the deferred tax assets. The impact of this adjustment resulted in an increase in the 2000 net loss of $14.8 million.

(11) SUPPLEMENTAL CASH FLOW INFORMATION

    Cash paid for interest approximated $4,731,000, $6,734,000, and $11,330,000 in 1998, 1999, and 2000, respectively, and $2,080,000 and $4,889,000 for the three months ended March 31, 2000 and 2001, respectively.

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(11) SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED)
    Cash paid for income taxes approximated $229,000, $554,000, and $191,000 in 1998, 1999, and 2000, respectively, and $47,000 for the three months ended March 31, 2000. No income taxes had been paid for the three months ended
March 31, 2001.

    In February 2000, the Company acquired Metra Metaalwerken B.V.B.A. The consideration paid to the former owner of Metra included shares of the Company's Class A Common Stock. The fair value of the stock issued was approximately $300,000.

    As discussed in Note 3, certain inventory was returned to the Company during 2000 related to a transaction recognized as revenues in accordance with sales type lease accounting. The returned inventory was recorded on the books at fair value, and a liability was recorded to the leasing company involved in the transaction.

    In October 1999, the Company acquired Drion Constructie B.V.B.A. The consideration paid to the former owner of Drion included shares of the Company's Class A Common Stock. The fair value of the stock issued was approximately $400,000.

(12) SEGMENT INFORMATION

    The Company currently manages its business by operating location. As such, the Company identifies its segments based on its individual manufacturing facilities. The Company has three reportable segments, its main Oklahoma City manufacturing facility, its Bid-Well facility, and its Johnson-Ross facilities. These facilities manufacture and market products in the mobile and materials processing equipment categories as well as parts for the products.

    The specific products manufactured at the Oklahoma City facility are as follows: (i) mobile equipment--the Company's primary line of concrete paving systems, pavement profiling and reclaiming/ stabilizing equipment, weighing equipment, municipal landfill compactors, and industrial and green waste grinding machines; and (ii) materials processing equipment--hot-mix asphalt production systems, and thermal systems for remediating contaminated soils and sanitizing medical waste. The products manufactured at the Bid-Well facility include lightweight grading and concrete paving and finishing machines. The products manufactured at the Johnson-Ross facilities include concrete batching plants. The products manufactured at the "Other" facilities include custom heavy hauling and heavy-duty trailers, and small utility sized pavement profilers and pavement reclaiming machines, all of which fall into the mobile equipment category.

    Following is certain financial information regarding the Company's Oklahoma City, Bid-Well and Johnson-Ross facilities and all other manufacturing facilities. The revenues reported below are all from external customers. General corporate expenses are not allocated to the operating segments; rather, such expenses are included as a reconciling item to reported operating earnings (dollars in thousands).

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(12) SEGMENT INFORMATION (CONTINUED)

                                                         OKLAHOMA              JOHNSON      ALL
                                                           CITY     BID-WELL    -ROSS      OTHER      TOTAL
                                                         --------   --------   --------   --------   --------
As of December 31, 1998:
  Total assets.........................................  $166,036    4,029      13,778      5,868    189,711
Year ended December 31, 1998:
  Net revenues.........................................  $163,077    6,132      16,328     22,036    207,573
  Costs and expenses...................................   148,572    5,171      14,305     20,607    188,655
                                                         --------    -----      ------     ------    -------
    Segment measure of operating profit................  $ 14,505      961       2,023      1,429     18,918
                                                         ========    =====      ======     ======
  General corporate expenses...........................                                               (5,028)
                                                                                                     -------
    Operating earnings.................................                                               13,890
  Interest expense.....................................                                               (5,000)
  Interest income......................................                                                  934
  Other, net...........................................                                                   35
                                                                                                     -------
    Earnings before income taxes.......................                                                9,859
  Income tax expense...................................                                                3,642
                                                                                                     -------
  Net earnings.........................................                                              $ 6,217
                                                                                                     =======
  Capital expenditures.................................  $ 12,804       58         203        244     13,309
                                                         ========    =====      ======     ======    =======
  Depreciation and amortization........................  $  2,520       87         276        361      3,244
                                                         ========    =====      ======     ======    =======
As of December 31, 1999:
  Total assets.........................................  $180,333    3,841      18,452     12,849    215,475
Year ended December 31, 1999:
  Net revenues.........................................  $175,088    8,488      17,017     18,070    218,663
  Costs and expenses...................................   161,460    7,008      16,245     17,893    202,606
                                                         --------    -----      ------     ------    -------
    Segment measure of operating profit................  $ 13,628    1,480         772        177     16,057
                                                         ========    =====      ======     ======
  General corporate expenses...........................                                               (6,481)
                                                                                                     -------
    Operating earnings.................................                                                9,576
  Interest expense.....................................                                               (6,573)
  Interest income......................................                                                  980
  Other, net...........................................                                                   18
                                                                                                     -------
    Earnings before income taxes.......................                                                4,001
  Income tax expense...................................                                                1,512
                                                                                                     -------
  Net earnings.........................................                                              $ 2,489
                                                                                                     =======
  Capital expenditures.................................  $  4,648      265         800          4      5,717
                                                         ========    =====      ======     ======    =======
  Depreciation and amortization........................  $  3,578       96         315        332      4,321
                                                         ========    =====      ======     ======    =======

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(12) SEGMENT INFORMATION (CONTINUED)

                                                  OKLAHOMA              JOHNSON      ALL
                                                    CITY     BID-WELL    -ROSS      OTHER      TOTAL
                                                  --------   --------   --------   --------   --------
As of December 31, 2000:
Total assets....................................  $141,781    4,311      16,516     30,292     192,900
Year ended December 31, 2000:
Net revenues....................................  $168,528    8,215      19,191     32,314     228,248
Costs and expenses..............................   175,164    6,556      20,966     30,798     233,484
                                                  --------    -----      ------     ------    --------
Segment measure of operating profit (loss)......  $ (6,636)   1,659      (1,775)     1,516      (5,236)
                                                  --------    -----      ------     ------
General corporate expenses......................                                                (6,118)
                                                                                              --------
Operating loss..................................                                               (11,354)
Interest expense................................                                               (12,248)
Interest income.................................                                                 1,359
Other, net......................................                                                   122
                                                                                              --------
Loss before income taxes........................                                               (22,121)
Income tax expense..............................                                                 8,074
                                                                                              --------
Net (loss)......................................                                              $(30,195)
                                                                                              ========
Capital expenditures............................  $  2,068      113         157      1,135       3,473
                                                  ========    =====      ======     ======    ========
Depreciation and amortization...................  $  3,994      118         349      1,124       5,585
                                                  ========    =====      ======     ======    ========
As of March 31, 2000:
Total assets....................................  $193,011    4,186      20,858     23,250     241,305
Three months ended March 31, 2000:
Net revenues....................................  $ 53,024    1,380       4,553      8,346      67,303
Costs and expenses..............................    52,262    1,225       4,264      7,854      65,605
                                                  --------    -----      ------     ------    --------
Segment measure of operating profit.............  $    762      155         289        492       1,698
                                                  ========    =====      ======     ======
General corporate expenses......................                                                (1,232)
                                                                                              --------
Operating earnings..............................                                                   466
Interest expense................................                                                (2,277)
Interest income.................................                                                   196
Other, net......................................                                                     3
                                                                                              --------
Loss before income taxes........................                                                (1,612)
Income tax benefit..............................                                                  (589)
                                                                                              --------
Net loss........................................                                              $ (1,023)
                                                                                              ========
Capital expenditures............................  $    935       50          40         33       1,058
                                                  ========    =====      ======     ======    ========
Depreciation and amortization...................  $    941       28          87        203       1,259
                                                  ========    =====      ======     ======    ========

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(12) SEGMENT INFORMATION (CONTINUED)

                                                   OKLAHOMA              JOHNSON      ALL
                                                     CITY     BID-WELL    -ROSS      OTHER      TOTAL
                                                   --------   --------   --------   --------   --------
As of March 31, 2001:
Total assets.....................................  $126,106    3,901      15,382     30,835    176,224
Three months ended March 31, 2001:
Net revenues.....................................  $ 42,558    1,314       3,865      7,689     55,426
Costs and expenses...............................    41,677    1,256       4,266      7,801     55,000
                                                   --------    -----      ------     ------    -------
Segment measure of operating profit (loss).......  $    881       58        (401)      (112)       426
                                                   ========    =====      ======     ======
General corporate expenses.......................                                               (1,379)
                                                                                               -------
Operating loss...................................                                                 (953)
Interest expense.................................                                               (4,115)
Interest income..................................                                                  412
Other, net.......................................                                                  (21)
                                                                                               -------
Loss before income taxes.........................                                               (4,677)
Income tax expense...............................                                                   46
                                                                                               -------
Net loss.........................................                                              $(4,723)
                                                                                               =======
Capital expenditures.............................  $    114       13          --         44        171
                                                   ========    =====      ======     ======    =======
Depreciation and amortization....................  $  1,163       26          89        385      1,663
                                                   ========    =====      ======     ======    =======

    At December 31, 2000 and March 31, 2001, the Company had one operating location in the United Kingdom, one in Belgium, and another in Brazil. The United Kingdom location serves as a sales office and has approximately $26,000 of long-lived assets comprised of property, plant and equipment. The Belgium location, which manufactures a high-tech line of midrange concrete slip-form pavers, has approximately $2.8 million of long-lived assets comprised primarily of property, plant and equipment and other assets. The Brazilian location which manufactures asphalt plants, asphalt pavers and surface finishing machines, has approximately $2.9 million of long-lived assets comprised primarily of property, plant and equipment and other assets. At December 31, 2000 and March 31, 2001 all remaining assets were located in the United States.

    Revenues for products were as follows (dollars in thousands):

                                                           DECEMBER 31,                 MARCH 31,
                                                  ------------------------------   -------------------
                                                    1998       1999       2000       2000       2001
                                                  --------   --------   --------   --------   --------
                                                                                       (UNAUDITED)
Mobile Equipment................................  $ 79,248    88,450     85,522     25,411     18,904
Materials Processing Equipment..................    96,131    97,837    108,996     33,503     28,005
Parts and Used Equipment........................    32,194    32,376     33,730      8,389      8,517
                                                  --------   -------    -------     ------     ------
                                                  $207,573   218,663    228,248     67,303     55,426
                                                  ========   =======    =======     ======     ======

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(13) COMMITMENTS AND CONTINGENCIES

    The Company and its subsidiaries are parties to various leases relating to plants, warehouses, office facilities, transportation vehicles, and certain other equipment. Real estate taxes, insurance, and maintenance expenses are normally obligations of the Company. It is expected that in the normal course of business, the majority of the leases will be renewed or replaced by other leases. Leases do not restrict dividends, debt, or future leasing arrangements. All leasing arrangements contain normal leasing terms without unusual purchase options or escalation clauses. Rent expense was $1,402,000 in 1998, $1,502,000 in 1999, $1,731,000 in 2000, and was $361,000 and $385,000 for the three months ended March 31, 2000 and 2001, respectively.

    Minimum rental commitments under all non-cancelable leases for five years subsequent to December 31, 2000, are approximately as follows: $926,000 in 2001, $751,000 in 2002, $535,000 in 2003, $297,000 in 2004, and $297,000 in 2005.

    At December 31, 2000 and March 31, 2001, the Company was contingently liable as guarantor for certain accounts receivable sold with recourse of approximately $4.1 million and $3.1 million, respectively, through September 2009.

(14) LITIGATION

    Since 1996, the Company has been involved in litigation in the U.S. District Court for the Western District of Oklahoma (the District Court) with
Cedarapids, Inc. (Cedarapids). The Company sued Cedarapids seeking a declaratory judgment that a patent held by Cedarapids was invalid, or, in the alternative, that the Company was not infringing the patent. Cedarapids subsequently filed a counterclaim against the Company, alleging that the Company's Triple-Drum Mixer infringes this same patent.

    During February 2001, the District Court issued a ruling in this case. The court ruled that one configuration of the Company's Triple-Drum mixer (used on approximately 100 Triple-Drums) infringed the patent held by Cedarapids. The court enjoined the Company from selling this particular configuration of Triple-Drum. On March 20, 2001, the court awarded damages and prejudgment interest to Cedarapids of approximately $11,700,000.

    In addition to disputing the Court's finding of infringement, the Company believes that the Court made an error in its calculation of the damages awarded to Cedarapids. The Company has requested that the Court review its damage calculation and, if the Court agrees with the position taken, the damage calculation would be reduced to less than $2 million. However, regardless of the Court's ruling on the Company's request regarding the damage calculation, the Company intends to appeal the Court's decision and expects that the finding of infringement will be reversed.

    The Company plans to appeal the judgment to the United States Court of Appeals for the Federal Circuit (the Federal Circuit). It is the opinion of management and legal counsel that the Company will ultimately have no liability for infringement in this case. The Company has a number of defenses which, in the opinion of management and counsel, will result in the original judgment being overturned upon appeal. Accordingly, no accrual has been established for this judgment. In addition, the Company has capitalized approximately
$1.7 million in legal fees incurred in defense of the Triple Drum patent. These costs are being amortized over the remaining life of the patent. In the event that the Federal

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(14) LITIGATION (CONTINUED)
Circuit does not overturn the District Court's ruling, these costs will be expensed in the period when the final decision is rendered.

    Under the injunction issued by the court, the Company can continue selling Triple-Drum Mixers with total air burners which were found not to infringe. The costs associated with using the total air burners are not significant. Therefore, management does not expect that the injunction will have a material impact on future sales. However, unless the Company posts a bond in favor of Cedarapids, or obtains on order prohibiting Cedarapids from executing on its judgment, Cedarapids could attempt to collect the judgment during the pendency of the appeal. The impact of this situation on the Company's liquidity is unknown, due to the court's latitude in making a determination regarding the bond requirements.

    In September 1998, Cedarapids filed a separate suit against the Company in the U.S. District Court for the Northern District of Iowa, alleging that the Company has infringed on a second patent held by Cedarapids. Cedarapids is seeking damages in excess of $10 million in this case. The Company, together with its legal counsel, believes that this claim is without merit, and intends to vigorously contest this lawsuit. Since the likelihood of an unfavorable outcome in this case has not been determined to be probable by the Company and its legal counsel, no liability has been recorded for this case.

    See Note 16 for a description of certain subsequent events relating to the patent infringement cases with Cedarapids.

    There are numerous other claims and pending legal proceedings that generally involve product liability and employment issues. These cases are, in the opinion of management, ordinary matters incidental to the normal business conducted by the Company. In the opinion of the Company's management after consultation with outside legal counsel, the ultimate disposition of such other proceedings will not have a material adverse effect on the Company's consolidated financial position, liquidity or future results of operations.

(15) RELATED PARTY TRANSACTIONS

    During 1997, the Company leased a manufacturing facility and offices located in Champaign, Illinois from Steve Hillard, the current President of CMI Johnson-Ross. This lease expires on April 1, 2006. The lease provides for rental payments of $15,000 per month. Aggregate lease payments for the years ended December 31, 1998, 1999 and 2000 were $150,000, $180,000, and $174,000, respectively.

(16) SUBSEQUENT EVENTS (UNAUDITED)

    On June 27, 2001, the Company entered into a merger agreement with Terex Corporation (Terex). Under the merger agreement, which is subject to the approval of the Company's shareholders, each share of the Company's common stock will be exchanged for 0.16 of a share of Terex common stock, subject to a downward adjustment if the consolidated net debt of the Company, as defined in the merger agreement, exceeds $75.25 million on the end of the last business day of the last full week immediately preceding the closing of the merger.

                        CMI CORPORATION AND SUBSIDIARIES

   DECEMBER 31, 1998, 1999, AND 2000, AND MARCH 31, 2000 AND 2001 (UNAUDITED)

(16) SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
    Pursuant to the terms the merger agreement, the Company also entered into an agreement with Bill Swisher, Chief Executive Officer and Chairman of the Board of the Company, whereby Mr. Swisher and a general partnership which he controls, agreed to transfer to the Company certain real and personal properties currently being used by the Company and release all claims they may have against the Company. The Company and Mr. Swisher also entered into a non-competition agreement pursuant to which Mr. Swisher has agreed not to compete with the Company or its subsidiaries for a period of 10 years. In consideration of the transactions and covenants set forth in these agreements, the Company will pay Mr. Swisher $1,800,000. A portion of this consideration may be in the form of CMI Corporation common stock.

    During April 2001, the District Court denied the Company's motion to reconsider the manner in which the damages awarded to Cedarapids were calculated (see Note 14). During May 2001, the District Court denied the Company's motion for a stay of execution on the Cedarapids judgment (see Note 14) pending appeal. In addition, the District Court ruled that, unless the Company posted a supersedeas bond in favor of Cedarapids in the amount of the judgment by June 1, 2001, Cedarapids could proceed to execute on its judgment. The Company's lenders subsequently advised the Company that they would not issue a letter of credit to allow the Company to obtain a full or partial supersedeas bond in favor of Cedarapids.

    On July 11, 2001, the Company, Terex (parent company of Cedarapids), and Cedarapids agreed not to take any further action in connection with either of the two patent infringement cases described in Note 14 (including appeals), except to the extent necessary to avoid substantial prejudice to a party. This agreement may be terminated at any time and for any reason, however, with five days notice to the other parties.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER
                                  dated as of
                                 June 27, 2001
                                     among
                                CMI CORPORATION,
                               TEREX CORPORATION
                                      and
                           CLAUDIUS ACQUISITION CORP.

                                   ARTICLE I
                                   THE MERGER

SECTION 1.1.          The Merger..................................................      1
SECTION 1.2.          Conversion of Shares........................................      2
SECTION 1.3.          Surrender and Payment.......................................      4
SECTION 1.4.          Stock Options and Equity Awards.............................      5
SECTION 1.5.          Adjustments.................................................      6
SECTION 1.6.          Fractional Shares...........................................      6
SECTION 1.7.          Withholding Rights..........................................      7
SECTION 1.8.          Lost Certificates...........................................      7
SECTION 1.9.          Shares Held by Company Affiliates...........................      7
SECTION 1.10.         Appraisal Rights............................................      7

                                   ARTICLE II
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION 2.1.          Organization and Good Standing; Organizational Documents....      8
SECTION 2.2.          Capitalization..............................................      9
SECTION 2.3.          Subsidiaries................................................      9
SECTION 2.4.          Authorization; Binding Agreement............................     10
SECTION 2.5.          Governmental Approvals......................................     11
SECTION 2.6.          No Violations...............................................     11
SECTION 2.7.          Company Securities Filings..................................     11
SECTION 2.8.          Litigation; Liabilities.....................................     12
SECTION 2.9.          Financial Statements........................................     12
SECTION 2.10.         Absence of Certain Changes..................................     13
SECTION 2.11.         Related Party Transactions..................................     13
SECTION 2.12.         Compliance with Laws; Permits...............................     13
SECTION 2.13.         Finders and Investment Bankers..............................     14
SECTION 2.14.         Material Contracts..........................................     14
SECTION 2.15.         Employee Benefit Plans......................................     15
SECTION 2.16.         Taxes and Returns...........................................     17
SECTION 2.17.         Takeover Statutes...........................................     18
SECTION 2.18.         Intellectual Property.......................................     18
SECTION 2.19.         Environmental Matters.......................................     20
SECTION 2.20.         Property....................................................     22
SECTION 2.21.         Fairness Opinion............................................     24
SECTION 2.22.         Labor Relations.............................................     24
SECTION 2.23.         Insurance...................................................     25
SECTION 2.24.         Major Customers and Suppliers...............................     25
SECTION 2.25.         Tax Treatment...............................................     26
SECTION 2.26.         Voting Agreements...........................................     26
SECTION 2.27.         Miscellaneous Agreement.....................................     26
SECTION 2.28.         Conflicts of Interest.......................................     26
SECTION 2.29.         Accounts Receivable; Inventory..............................     26
SECTION 2.30.         Products Liability..........................................     27
SECTION 2.31.         Ancillary Agreements........................................     27
SECTION 2.32.         Accuracy of Information; Full Disclosure....................     27

                                  ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF PARENT

SECTION 3.1.          Organization and Good Standing..............................     27
SECTION 3.2.          Capitalization..............................................     28
SECTION 3.3.          Authorization; Binding Agreement............................     28
SECTION 3.4.          Governmental Approvals......................................     29
SECTION 3.5.          No Violations...............................................     29
SECTION 3.6.          Parent Securities Filings...................................     29
SECTION 3.7.          Tax Treatment...............................................     30
SECTION 3.8.          Financial Statements........................................     30
SECTION 3.9.          Absence of Certain Changes..................................     30
SECTION 3.10.         Accuracy of Information; Full Disclosure....................     31

                                   ARTICLE IV
                            COVENANTS OF THE COMPANY

SECTION 4.1.          Conduct of Business.........................................     31
SECTION 4.2.          Notification of Certain Matters.............................     35
SECTION 4.3.          Access and Information......................................     36
SECTION 4.4.          Recommendation; Stockholder Approval........................     36
SECTION 4.5.          Commercially Reasonable Efforts.............................     37
SECTION 4.6.          Compliance..................................................     37
SECTION 4.7.          Company Benefit Plans.......................................     37
SECTION 4.8.          No Solicitation.............................................     37
SECTION 4.9.          Commission and Stockholder Filings; Other Reports...........     39
SECTION 4.10.         Takeover Statutes...........................................     39

                                   ARTICLE V
                              COVENANTS OF PARENT

SECTION 5.1.          Notification of Certain Matters.............................     40
SECTION 5.2.          Commercially Reasonable Efforts.............................     40
SECTION 5.3.          Compliance..................................................     41
SECTION 5.4.          Director and Officer Liability..............................     41
SECTION 5.5.          Access and Information......................................     42
SECTION 5.6.          Blue Sky Permits............................................     42
SECTION 5.7.          Listing.....................................................     42
SECTION 5.8.          Employee Benefits...........................................     42

                                   ARTICLE VI
                            COVENANTS OF THE PARTIES

SECTION 6.1.          Registration Statement; Proxy Statement.....................     43
SECTION 6.2.          Further Assurances..........................................     44
SECTION 6.3.          Affiliate Letters...........................................     44
SECTION 6.4.          Tax Treatment...............................................     45
SECTION 6.5.          Letters from Accountants....................................     45
SECTION 6.6.          Section 16(b)...............................................     45
SECTION 6.7.          Press Release and Public Announcements......................     46

                                  ARTICLE VII
                            CONDITIONS TO THE MERGER

SECTION 7.1.          Conditions to Each Party's Obligations......................     46
         7.1.1.       Company Stockholder Approval................................     46
         7.1.2.       No Injunction or Action.....................................     46
         7.1.3.       Governmental Approvals......................................     46
         7.1.4.       HSR Act.....................................................     47
         7.1.5.       Reorganization Opinion......................................     47
         7.1.6.       Registration Statement Effective............................     47
         7.1.7.       Stock Exchange Listing......................................     47
SECTION 7.2.          Conditions to Obligations of the Company....................     47
         7.2.1.       Parent Representation and Warranties........................     47
         7.2.2.       Performance by Parent.......................................     47
         7.2.3.       No Material Adverse Change..................................     47
         7.2.4.       Certificates and Other Deliveries...........................     48
SECTION 7.3.          Conditions to Obligations of Parent.........................     48
         7.3.1.       Company Representations and Warranties......................     48
         7.3.2.       Performance by the Company..................................     48
         7.3.3.       No Material Adverse Change..................................     48
         7.3.4.       Miscellaneous Agreement.....................................     48
         7.3.5.       Termination of Certain Agreements...........................     48
         7.3.6.       Consents....................................................     48
         7.3.7.       Certificates and Other Deliveries...........................     48

                                  ARTICLE VIII
                                  TERMINATION

SECTION 8.1.          Termination.................................................     49
SECTION 8.2.          Effect of Termination.......................................     49

                                   ARTICLE IX
                                 MISCELLANEOUS

SECTION 9.1.          Notices.....................................................     51
SECTION 9.2.          Non-Survival of Representations and Warranties..............     52
SECTION 9.3.          Amendments; No Waivers......................................     52
SECTION 9.4.          Expenses....................................................     52
SECTION 9.5.          Successors and Assigns......................................     52
SECTION 9.6.          Governing Law...............................................     53
SECTION 9.7.          Jurisdiction................................................     53
SECTION 9.8.          Waiver of Jury Trial........................................     53
SECTION 9.9.          Counterparts; Effectiveness.................................     53
SECTION 9.10.         Entire Agreement............................................     53
SECTION 9.11.         Captions....................................................     53
SECTION 9.12.         Severability................................................     53
SECTION 9.13.         Specific Performance........................................     54
SECTION 9.14.         Disclosure Schedule.........................................     54
SECTION 9.15.         Knowledge...................................................     54

EXHIBITS

Exhibit A     --    Form of REI Voting Agreement
Exhibit B     --    Form of Swisher Voting Agreement
Exhibit C     --    Form of Miscellaneous Agreement
Exhibit D     --    Form of Swisher Non-Compete Agreement
Exhibit E     --    Form of Severance Agreement
Exhibit F     --    Form of Company Affiliate's Letter

                                  DEFINITIONS

ACMs.................................    21
Acquisition Transaction..............    37
Agreement............................     1
Benefit Plans........................    15
BOK Forbearance Agreement............    31
Bylaws...............................     8
Cedarapids Lawsuits..................  AI-1
Certificate..........................     3
Certificate of Incorporation.........     8
Cifali Agreement.....................  AI-1
Claim................................    18
Closing..............................     2
Closing Date.........................     2
Closing Debt.........................     3
Closing Outstanding Share Number.....     3
Code.................................     1
Commission...........................     6
Company..............................     1
Company Class A Stock................     2
Company Common Stock.................     2
Company Confidentiality Agreement....    41
Company Disclosure Schedule..........     8
Company Employees....................    41
Company ERISA Affiliate..............    15
Company Group........................    16
Company Intellectual Property........    19
Company Material Adverse Effect......     8
Company Permits......................    13
Company Preferred Stock..............     9
Company Proxy Statement..............    42
Company Securities Filings...........    11
Company Stock Option.................     5
Company Stock Plans..................     5
Company Stockholder Approval.........    35
Company Stockholders Meeting.........    35
Company Subsidiaries.................     8
Company Voting Stock.................     2
Confidentiality Agreement............    33
Consent..............................    10
Dissenting Shares....................     7
Effective Time.......................     2
End Date.............................    48
Environmental Laws...................    21
Environmental Matter.................    21
Environmental Permits................    19
ERISA................................    15
Event................................    13
Exchange Act.........................     9
Exchange Agent.......................     4
Exchange Ratio.......................     3
Expenses.............................    48
Facilities...........................    21
Financial Advisor....................    38
Form S-4.............................    42
GAAP.................................    12
Governmental Authority...............    10
Hazardous Materials..................    21
High Target Debt.....................     3
HSR Act..............................    11
Indebtedness.........................    31
Indemnified Person...................    40
IRS..................................    15
Law..................................    11
Leased Properties....................    23
Lien.................................     9
Litigation...........................    12
Material Contract....................    14
Merger...............................     1
Merger Benefit Detriment.............    39
Merger Consideration.................     3
Merger Sub...........................     1
Miscellaneous Agreement..............     1
New Plans............................    41
NYSE.................................     6
OGCA.................................     1
Oklahoma Certificate of Merger.......     2
Oklahoma Secretary of State..........     2
Old Plans............................    41
Owned Property.......................    22
Parent...............................     1
Parent Common Stock..................     3
Parent Material Adverse Effect.......    27
Parent Preferred Stock...............    27
Parent Securities Filings............    29
Parent Stock Option..................     5
Parent Subsidiaries..................    27
PCBs.................................    21
Person...............................     4
Representatives......................    36
Securities Act.......................     6
Severance Agreement..................     1
Significant Contracts................    14
Significant Transaction..............    14
Subsidiary...........................     8
Superior Proposal....................    37
Surviving Corporation................     1
Swisher Non-Compete Agreement........     1
Takeover Proposal....................    37
Takeover Statute.....................    18
Target Debt..........................     3
Tax..................................    17
Tax Return...........................    17
Taxes................................    17
Termination Fee......................    48
Voting Agreements....................     1

                          AGREEMENT AND PLAN OF MERGER

    THIS AGREEMENT AND PLAN OF MERGER (this "AGREEMENT") dated as of June 27, 2001 by and among CMI CORPORATION, an Oklahoma corporation (the "COMPANY"), TEREX CORPORATION, a Delaware corporation ("PARENT"), and CLAUDIUS ACQUISITION CORP., an Oklahoma corporation and a wholly owned subsidiary of Parent ("MERGER SUB").

                              W I T N E S S E T H:

    WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved this Agreement, and deem it advisable and in the best interests of their respective stockholders to consummate the merger of Merger Sub with and into the Company on the terms and conditions set forth in this Agreement (the "MERGER");

    WHEREAS, for United States federal income tax purposes, it is intended that the Merger qualify as a "reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "CODE");

    WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent to enter into this Agreement, Parent, Merger Sub and the Company are entering into voting agreements in the form of the agreements attached as Exhibit A and Exhibit B (the "Voting Agreements"); and

    WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent to enter into this Agreement, the Company is entering into a miscellaneous agreement in the form of the agreement attached as Exhibit C (the "MISCELLANEOUS AGREEMENT"), a non-competition, confidentiality and non-solicitation agreement in the form of the agreement attached as EXHIBIT D (the "SWISHER NON-COMPETE AGREEMENT") and a severance agreement in the form of the agreement attached as EXHIBIT E (the "SEVERANCE AGREEMENT").

    NOW, THEREFORE, in consideration of the promises and the respective representations, warranties, covenants, and agreements set forth herein, the parties agree as follows:

                                   ARTICLE I
                                   THE MERGER

    SECTION 1.1. THE MERGER. (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Oklahoma General Corporation Act (the "OGCA"), Merger Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.1(c)). Following the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall be the surviving corporation (the "SURVIVING CORPORATION") and shall continue as a wholly owned subsidiary of Parent to be governed by the laws of the State of Oklahoma, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers, franchises, restrictions, disabilities and duties, shall continue unaffected by the Merger except as set forth in this Agreement.

    (b) The closing of the Merger (the "CLOSING") will take place at 10:00 a.m., local time, at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York 10004 on a date to be specified by the parties (the "CLOSING DATE"), which shall be no later than the second business day after the first date that all of the conditions set forth in
Article VII (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) have been satisfied or waived, unless another place, time or date is agreed to by the parties.

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    (c) Subject to the provisions of this Agreement, as soon as practicable on or after the Closing Date, the parties shall file with the Secretary of State of the State of Oklahoma (the "OKLAHOMA SECRETARY OF STATE") a certificate of merger (the "OKLAHOMA CERTIFICATE OF MERGER") in accordance with the OGCA and make all other filings or recordings required under the OGCA as are necessary or advisable to effect the Merger. The Merger shall become effective at the time of the filing of the Oklahoma Certificate of Merger with the Oklahoma Secretary of State in accordance with the OGCA or at such subsequent date or time as Parent and the Company shall agree and specify in the Oklahoma Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

    (d) The Merger shall have the effects specified in the OGCA.

    (e) The certificate of incorporation and bylaws of the Company, each as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Corporation until amended in accordance with applicable law.

    (f) At the Effective Time, the directors and officers of Merger Sub shall be the directors and officers of the Surviving Corporation.

    SECTION 1.2. CONVERSION OF SHARES. (a) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

        (i) each share of voting class A common stock, par value $0.10 per share, of the Company (the "COMPANY CLASS A STOCK") and each share of the voting common stock, par value $0.10 per share, of the Company (the "COMPANY VOTING STOCK" AND, TOGETHER WITH THE COMPANY CLASS A STOCK, THE "COMPANY COMMON STOCK") held by the Company as treasury stock or owned by Parent, or any Subsidiary (as defined below) of Parent or any Subsidiary of the Company immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto;

        (ii) each share of common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and

        (iii) each share of Company Common Stock outstanding immediately prior to the Effective Time shall, except as otherwise provided in
    Section 1.2(a)(i), be converted into the right to receive 0.16 shares of common stock, par value $0.01 per share, of Parent (the "PARENT COMMON STOCK"), subject to adjustment as provided in Section 1.2(b) (the "EXCHANGE RATIO").

    (b) (i) In the event that the consolidated net debt of the Company, calculated as specified in Appendix I, as of the end of the last business day of the last full week immediately preceding the Closing Date (the "CLOSING DEBT"), is greater than $75,250,000 (the "TARGET DEBT"), the Exchange Ratio shall be adjusted to a number (rounded down to the nearest ten-thousandth) equal to the product of .16 multiplied by a fraction, (A) the numerator of which is the sum of (x) the product of $3.5536 and the Closing Outstanding Share Number (as defined below) and (y) the Target Debt, and (B) the denominator of which is the sum of (x) the product of $3.5536 and the Closing Outstanding Share Number and
(y) the Closing Debt.

        (ii) In the event that the Closing Debt is greater than $90,000,000 (the "HIGH TARGET DEBT"), the Exchange Ratio shall be adjusted to a number (rounded down to the nearest ten-thousandth) equal to the product of .1458 multiplied by a fraction, (A) the numerator of which is (x) the product of $3.2382 and the Closing Outstanding Share Number minus (y) the Closing Debt minus the High Target Debt, and (B) the denominator of which is the product of $3.2382 and the Closing Outstanding Share Number.

    (c) One business day prior to the Closing Date, the Company shall deliver to Parent (x) a certificate, executed by the Chief Financial Officer of the Company, certifying to Parent the Closing Debt, the amount of each of the items comprising the Closing Debt set forth on Appendix I, and such other information regarding the calculation of the Closing Debt as Parent shall reasonably request and (y) a certificate executed by the Company's stock transfer agent certifying the number of shares of Company Common Stock outstanding as of the close of business on the immediately preceding business day (the "CLOSING OUTSTANDING SHARE NUMBER").

    (d) All Parent Common Stock issued as provided in
Section 1.2(a)(iii) shall be of the same class and shall have the same terms as the currently outstanding Parent Common Stock. The shares of Parent Common Stock to be received as consideration pursuant to the Merger with respect to shares of Company Common Stock (together with cash in lieu of fractional shares of Parent Common Stock as provided in Section 1.6) is referred to herein as the "MERGER CONSIDERATION."

    (e) From and after the Effective Time, all shares of Company Common Stock converted in accordance with Section 1.2(a)(iii) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares (a "Certificate") shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any dividends payable pursuant to Section 1.3(f). From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with Section 1.2(a)(ii).

    SECTION 1.3. SURRENDER AND PAYMENT. (a) Prior to the Effective Time, Parent shall appoint American Stock Transfer & Trust Co. or such other exchange agent reasonably acceptable to the Company (the "EXCHANGE AGENT") for the purpose of exchanging Certificates for the Merger Consideration. At the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of the Certificates for exchange in accordance with this Article I, certificates representing shares of Parent Common Stock issuable pursuant to this Article I upon surrender of the Certificates. Parent shall make available to the Exchange Agent from time to time as required after the Effective Time cash necessary to pay dividends and other distributions in accordance with this Article I and to make payments in lieu of any fractional shares of Parent Common Stock in accordance with Section 1.6. Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record of shares of Company Common Stock as of the Effective Time, a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) in such form as the Company and Parent may reasonably agree, for use in effecting delivery of shares of Company Common Stock to the Exchange Agent.

    (b) Each holder of shares of Company Common Stock that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, will be entitled to promptly receive the Merger Consideration in respect of the shares of Company Common Stock represented by such Certificate. Until so surrendered, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

    (c) If any portion of the Merger Consideration is to be issued to or registered in the name of a Person (as defined below) other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to such issuance or registration that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other taxes required as a result of such issuance or registration in the name of a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable. For purposes of this Agreement, "PERSON" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

    (d) After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock. If, after the Effective Time, Certificates are presented to the Exchange Agent, the Surviving Corporation or Parent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this
Article I.

    (e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.3(a) that remains unclaimed by the holders of shares of Company Common Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such holder's shares of Company Common Stock for the Merger Consideration in accordance with this Section 1.3 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration in respect of such holder's shares. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares for any Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

    (f) No dividends or other distributions with respect to shares of Parent Common Stock shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section 1.3. Subject to the effect of applicable laws, following such surrender, there shall be paid, without interest, to the record holder of the shares of Parent Common Stock issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

    (g) The Exchange Agent shall invest any cash included in the Merger Consideration, as directed by Parent, on a daily basis; provided, however, that no such investment or loss thereon shall affect the amounts payable or the timing of the amounts payable to the Company's stockholders pursuant to the provisions of this Article I. Any interest and other income resulting from such investments shall be paid to Parent upon the six-month anniversary of the Effective Time.

    SECTION 1.4. STOCK OPTIONS AND EQUITY AWARDS.

    (a) At the Effective Time, each outstanding employee or director option to purchase shares of Company Common Stock (a "COMPANY STOCK OPTION") granted under the Company's plans or agreements pursuant to which Company Stock Options or other stock-based awards of the Company have been or may be granted (collectively, the "COMPANY STOCK PLANS"), whether vested or not vested, shall be deemed assumed by Parent. At and after the Effective Time (1) each Company Stock Option then outstanding shall become an option (a "PARENT STOCK OPTION") to acquire the number (rounded down to the nearest whole number) of shares of Parent Common Stock determined by multiplying (x) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (y) the Exchange Ratio (as adjusted pursuant to Section 1.2(b)), and (2) the exercise price per share of Parent Common Stock subject to any such Company Stock Option at and after the Effective Time shall be an amount (rounded down to the nearest one-hundredth of a cent) equal to
(x) the exercise price per share of Company Common Stock subject to the applicable Company Stock Option prior to the Effective Time, divided by (y) the Exchange Ratio (as adjusted pursuant to Section 1.2(b)). Other than as provided above, as of and after the Effective Time, each Parent Stock Option shall be subject to the terms and conditions of the applicable Company Stock Option as in effect immediately prior to the Effective Time, but giving effect to the Merger.

    (b) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Parent Stock Options.

    (c) On or as soon as practicable after the Effective Time, Parent shall file with the Securities and Exchange Commission (the "COMMISSION") a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "SECURITIES ACT"), with respect to the Parent Common Stock subject to Parent Stock Options and shall use commercially reasonable efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable state securities or "blue sky" laws, for so long as such options remain outstanding.

    SECTION 1.5. ADJUSTMENTS. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any similar transaction, or any stock dividend thereon with a record date during such period, the Merger Consideration shall be appropriately adjusted to provide the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

    SECTION 1.6. FRACTIONAL SHARES. No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof, each holder of shares of Company Common Stock otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 1.6, an amount of cash, without interest thereon (rounded to the nearest whole cent), equal to the product of (i) such fraction of a share of Parent Common Stock multiplied by (ii) the average of the closing price of one share of Parent Common Stock on The New York Stock Exchange, Inc. (the "NYSE") composite transaction reporting system as reported in THE WALL STREET JOURNAL (but subject to correction for typographical or other manifest errors in such reporting) over the ten trading-day period immediately preceding the Closing Date. The fractional shares of Parent Common Stock will be aggregated and no stockholder of the Company will be entitled to receive cash in an amount equal to or greater than the value of one full share of Parent Common Stock.

    SECTION 1.7. WITHHOLDING RIGHTS. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article I such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

    SECTION 1.8. LOST CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming the Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by that Person of a bond, in such reasonable amount as the Surviving Corporation may direct (which shall not exceed amounts generally required by Parent from holders of Parent Common Stock under similar circumstances), as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the shares represented by such Certificates as contemplated by this Article I.

    SECTION 1.9. SHARES HELD BY COMPANY AFFILIATES. Notwithstanding anything to the contrary contained in this Agreement, no shares of Parent Common Stock (or certificates therefor) shall be issued in exchange for any Certificate to any Person who may be an "affiliate" of the Company (identified pursuant to Section 6.3) until the Person shall have delivered to Parent and the Company a duly executed letter as contemplated by Section 6.3.

    SECTION 1.10. APPRAISAL RIGHTS. In accordance with Section 1091(B) of the OGCA, no appraisal rights shall be available to holders of shares of Company Class A Stock in connection with the Merger. Holders of Company Voting Stock which are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not voted those shares in favor of the approval and adoption of this Agreement, who shall have delivered a written demand for appraisal of those shares in accordance with the OGCA and who, as of the Effective Time, shall not have effectively withdrawn or lost this right to appraisal (the "DISSENTING SHARES") shall be entitled to those rights (but only those rights) as are granted by Section 1091 of the OGCA. Each holder of Dissenting Shares who becomes entitled to payment for those Dissenting Shares pursuant to Section 1091 of the OGCA shall receive payment from the Surviving Corporation in accordance with the OGCA; provided, however, that (i) if any holder of Dissenting Shares shall have failed to establish their entitlement to appraisal rights as provided in Section 1091 of the OGCA, (ii) if any holder of Dissenting Shares shall have effectively withdrawn the holder's demand for appraisal of the holder's shares or lost the holder's right to appraisal and payment for the holder's shares under Section 1091 of the OGCA or (iii) if neither any holder of Dissenting Shares nor the Surviving Corporation shall have filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in Section 1091 of the OGCA, the holder shall forfeit the right to appraisal of those Dissenting Shares and each Dissenting Share shall be exchanged pursuant to Section 1.2 of this Agreement. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Company Voting Stock, and Parent shall have the right to conduct all negotiations and proceedings with respect to those demands.

                                   ARTICLE II
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    Except as set forth in the corresponding sections of the Company's disclosure schedule, which has been delivered by the Company to Parent prior to the execution of this Agreement (the "COMPANY DISCLOSURE SCHEDULE"), the Company hereby represents and warrants to Parent as follows:

    SECTION 2.1.  ORGANIZATION AND GOOD STANDING; ORGANIZATIONAL
DOCUMENTS. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma. Each of the Company's Subsidiaries (the "COMPANY SUBSIDIARIES") is a corporation or other business entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each of the Company and the Company Subsidiaries is qualified or licensed to do business as a foreign corporation or other business entity, as applicable, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or licensed will not, individually or in the aggregate, have a Company Material Adverse Effect. As used in this Agreement, the term "COMPANY MATERIAL ADVERSE EFFECT" means any change, effect, circumstance or event that is or is reasonably likely to (i) be materially adverse to the business, results of operations, assets or liabilities, financial condition or prospects of the Company and the Company Subsidiaries taken as a whole or (ii) materially adversely affect the ability of the Company to perform its obligations under this Agreement or timely consummate the transactions contemplated by this Agreement, other than any such change, effect, circumstance or event resulting from any changes in general economic, regulatory or political conditions. The Company and the Company Subsidiaries have all requisite corporate or similar organizational power and all governmental licenses, authorizations, consents and approvals required to carry on their respective businesses as they are now being conducted and necessary to own, operate and lease their properties and assets, except those licenses, authorizations, consents and approvals, the failure of which to possess will not, individually or in the aggregate, have a Company Material Adverse Effect. As used in this Agreement, a "SUBSIDIARY" means, with respect to any corporation or other entity, any other corporation or other entity in which the first entity owns, directly or indirectly, more than fifty percent of the securities or other ownership interest having by their terms ordinary voting power to elect at least a majority of the board of directors or other Persons performing similar functions.

    (b) The Company has furnished or otherwise made available to Parent a complete and correct copy of the Company's Certificate of Incorporation and all amendments thereto, as currently in effect (the "CERTIFICATE OF INCORPORATION") and Bylaws and all amendments thereto, as currently in effect (the "BYLAWS"). The Certificate of Incorporation and Bylaws and all similar organizational documents of the Company Subsidiaries are in full force and effect. The Company is not in violation of the Certificate of Incorporation or Bylaws and, except as will not, individually or in the aggregate, have a Company Material Adverse Effect, none of the Company Subsidiaries is in violation of any similar organizational documents of such Company Subsidiary.

    SECTION 2.2. CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of 20,000 shares of Company Voting Stock, 45,000,000 shares of Company Class A Stock and 4,000,000 shares of preferred stock, par value $1.00 per share, of the Company (the "COMPANY PREFERRED STOCK"). Of such authorized shares, as of the date hereof, there are issued and outstanding 602 shares of Company Voting Stock, 21,690,886 shares of Company Class A Stock and no shares of Company Preferred Stock. No shares of Company Common Stock or Company Preferred Stock are issued and held in the treasury of the Company and no other capital stock of the Company is issued or outstanding. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued and outstanding, fully paid and nonassessable and were issued free of preemptive rights in compliance with applicable Law (as defined below). There are no outstanding rights, including stock appreciation rights, subscriptions, warrants, puts, calls, unsatisfied preemptive rights, options or other agreements of any kind relating to, or the value of which is tied to the value of, any of the outstanding, authorized but not issued, unauthorized or treasury shares of the capital stock or any other security of the Company, and there is no authorized or outstanding security of any kind convertible into or exchangeable for any such capital stock or other security. There are no restrictions imposed by the Company upon the transfer of or otherwise pertaining to the securities (including, but not limited to, the ability to pay dividends thereon) or retained earnings of the Company and the Company Subsidiaries or the ownership thereof other than those imposed by the Securities Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "EXCHANGE ACT"), applicable state securities Laws, applicable corporate Law or the Certificate of Incorporation.

    SECTION 2.3. SUBSIDIARIES. The Company does not own, directly or indirectly, any capital stock or other proprietary interest in any company, association, trust, partnership, joint venture or other entity (other than the Company Subsidiaries). Each Company Subsidiary is, directly or indirectly, wholly owned by the Company and all of the capital stock and other interests of the Company Subsidiaries so held by the Company are owned by it, free and clear of any Lien (as defined below). All of the outstanding shares of capital stock in each of the Company Subsidiaries are duly authorized, validly issued and outstanding, fully paid and nonassessable, and were issued free of preemptive rights in compliance with applicable corporate and securities laws. There are no irrevocable proxies or similar obligations with respect to such capital stock of the Company Subsidiaries held by the Company and no equity securities or other interests of any of the Company Subsidiaries are or may become required to be issued or purchased by reason of any options, warrants, rights to subscribe to, puts, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of any Company Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Company Subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock or securities convertible into or exchangeable for such shares. The term "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, other than liens for Taxes not yet due and payable in the ordinary course of business.

    SECTION 2.4. AUTHORIZATION; BINDING AGREEMENT. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Voting Agreements and to consummate the transactions contemplated hereby and thereby. This Agreement and the Voting Agreements, the execution and delivery of this Agreement and the Voting Agreements and the consummation of the transactions contemplated hereby and thereby, including, but not limited to, the Merger, have been duly and validly authorized by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company or any Company Subsidiary are necessary to authorize the execution and delivery of this Agreement and the Voting Agreements or to consummate the transactions contemplated hereby and thereby (other than the approval and adoption of this Agreement and the transactions contemplated hereby by the stockholders of the Company in accordance with the OGCA and the Certificate of Incorporation and Bylaws and the filing of the Oklahoma Certificate of Merger in accordance with the OGCA). This Agreement and the Voting Agreements have been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of (i) this Agreement by Parent and Merger Sub and
(ii) the Voting Agreements by Parent and the other parties thereto, constitute the legal, valid and binding agreements of the Company, enforceable against the Company in accordance with their terms.

    (b) The affirmative vote of the holders of a majority of the Company Common Stock entitled to vote at a duly called meeting of stockholders at which a quorum is present is the only vote of the holders of any class or series of capital stock of the Company required to approve the Merger and this Agreement. No other vote of the stockholders or directors of the Company or any of the Company Subsidiaries is required by law, the Certificate of Incorporation or Bylaws or the organizational documents of any of the Company Subsidiaries or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby.

    (c) As of the date hereof, the Board of Directors of the Company, at a meeting duly called and held, has (i) determined that this Agreement and the transactions contemplated hereby are advisable and are fair to and in the best interests of the Company and has approved the same and (ii) resolved to recommend that the Company's stockholders approve this Agreement and the transactions contemplated herein.

    (d) The Company's rights agreement, dated February 3, 1987, between the Company and the Liberty National Bank & Trust Co. of Oklahoma City, as rights agent, has expired and no shareholder rights plan or any similar plan or instrument with respect to the Company is in effect.

    SECTION 2.5. GOVERNMENTAL APPROVALS. No consent, approval, waiver or authorization of, notice to or declaration or filing (collectively, a "CONSENT") with any nation or government, any state or other political subdivision thereof, any person, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government including, without limitation, any governmental or regulatory authority, agency, department, board, commission or instrumentality, any court, tribunal or arbitrator and any self-regulatory organization (each a "GOVERNMENTAL AUTHORITY") on the part of the Company or any of the Company Subsidiaries is required in connection with the execution or delivery by the Company of this Agreement and the Voting Agreements or the consummation by the Company of the transactions contemplated hereby and thereby other than (i) the filing of the Oklahoma Certificate of Merger with the Oklahoma Secretary of State in accordance with the OGCA, (ii) filings with the Commission and the NYSE,
(iii) Consents from or with Governmental Authorities set forth in Schedule 2.5 of the Company Disclosure Schedule, (iv) Consents required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR ACT"), and (v) any filings required or approvals necessary pursuant to any state securities or "BLUE SKY" laws.

    SECTION 2.6. NO VIOLATIONS. The execution and delivery of this Agreement and the Voting Agreements, the consummation by the Company of the transactions contemplated hereby and thereby and compliance by the Company with any of the provisions hereof or thereof will not (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws or the organizational documents of any of the Company Subsidiaries, (ii) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration of the performance required) under any of the terms, conditions or provisions of any Material Contract (as defined below) or other material obligation to which the Company or any Company Subsidiary is a party or by which any of them or any of their respective properties or assets may be bound, (iii) result in the creation or imposition of any Lien upon any of the assets of the Company or any Company Subsidiary, or
(iv) assuming compliance with the matters referred to in Section 2.5 and subject to the receipt of the Company Stockholder Approval (as defined below), conflict with or violate any applicable provision of any constitution, treaty, statute, law, code, rule, regulation, ordinance, policy or order of any Governmental Authority or other matters having the force of law including, but not limited to, any orders, decisions, injunctions, judgments, awards and decrees of or agreements with any court or other Governmental Authority ("LAW") currently in effect to which the Company or any Company Subsidiary or its or any of their respective assets are subject, except in the case of clauses (ii), (iii) and
(iv) above, for any deviations from the foregoing which will not, individually or in the aggregate, have a Company Material Adverse Effect.

    SECTION 2.7. COMPANY SECURITIES FILINGS. As of their respective dates, or as of the date of the last amendment thereof, if amended after filing, none of the Company Securities Filings (as defined below) (including all schedules and exhibits thereto and documents incorporated by reference therein) filed prior to or on the date hereof, contained or, as to Company Securities Filings filed subsequent to the date hereof, will contain, any untrue statement of a material fact or omitted or, as to Company Securities Filings subsequent to the date hereof, will omit, to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Company Securities Filings was filed in a timely manner and at the time of filing or as of the date of the last amendment thereof, if amended after filing, complied or, as to Company Securities Filings subsequent to the date hereof, will comply with the Exchange Act, the

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Securities Act or other applicable Law, except for those failures to timely file or comply which will not, individually or in the aggregate, have a Company Material Adverse Effect. The term "COMPANY SECURITIES FILINGS" means: (i) the Company's Annual Reports on Form 10-K, as amended, for the years ended
December 31, 1999 and 2000, as filed with the Commission; (ii) the Company's proxy statements relating to all of the meetings of stockholders (whether annual or special) of the Company since January 1, 2000, as filed with the Commission; and (iii) all other reports, statements and registration statements and amendments thereto (including, without limitation, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by the Company with the Commission since January 1, 2000, together with those reports or other documents of the type described in clauses (i) through (iii) above, subsequently filed or required to be filed with the Commission.

    SECTION 2.8. LITIGATION; LIABILITIES. (a) There is no action, cause of action, claim, demand, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, by or before any court, tribunal, arbitrator or other Governmental Authority ("LITIGATION") pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, any officer, director, employee or agent thereof, in his or her capacity as such, or as a fiduciary with respect to any Benefit Plan (as defined below) of the Company or any Company Subsidiary or otherwise relating to the Company or any Company Subsidiary or the securities of any of them, or any properties or rights of the Company or any Company Subsidiary or any Benefit Plan of the Company or any Company Subsidiary, except as will not, individually or in the aggregate, have a Company Material Adverse Effect.

    (b) Except for those liabilities disclosed in the financial statements contained in the Company Securities Filings (or incorporated therein by reference), neither the Company nor any of the Company Subsidiaries has or is subject to any liabilities (absolute, accrued, contingent or otherwise), except liabilities or obligations incurred in the ordinary course of business consistent with past practice which will not, individually or in the aggregate, have a Company Material Adverse Effect.

    SECTION 2.9. FINANCIAL STATEMENTS. Each of the consolidated balance sheets of the Company (including all related notes) included in the financial statements contained in the Company Securities Filings (or incorporated therein by reference) present fairly, in all material respects, the consolidated financial position of the Company as of the dates indicated, and each of the consolidated statements of operations, consolidated statements of cash flows and consolidated statements of changes in common stock and other capital of the Company (including all related notes) included in such financial statements present fairly, in all material respects, the consolidated results of operations and cash flows of the Company for the respective periods indicated, in each case in conformity with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except for changes in accounting principles disclosed in the notes thereto) and the rules and regulations of the Commission, except that unaudited interim financial statements are subject to normal and recurring year-end adjustments and any other adjustments described therein and do not include certain notes and other information which may be required by GAAP but which are not required by Form 10-Q under the Exchange Act. The financial statements included in the Company Securities Filings are in all material respects in accordance with the books and records of the Company and the Company Subsidiaries.

    SECTION 2.10. ABSENCE OF CERTAIN CHANGES. Since March 31, 2001, there has not been: (i) any event, occurrence, fact, condition, change, development or effect (an "EVENT") that has had, individually or in the aggregate, a Company Material Adverse Effect; (ii) any declaration, payment or setting aside for payment of any dividend (except to the Company or any Company Subsidiary wholly owned by the Company) or other distribution or any redemption, purchase or other acquisition of any shares of capital stock or securities of the Company or any Company Subsidiary; (iii) any return of any capital or other distribution of assets to stockholders of the Company or any Company Subsidiary (except to the Company or any Company Subsidiary wholly owned by the Company); (iv) any acquisition or disposition by the Company or any Company Subsidiary (by merger, consolidation, acquisition of stock or assets or otherwise) of any Person or business; or (v) any material change by the Company to its accounting policies, practices, or methods.

    SECTION 2.11. RELATED PARTY TRANSACTIONS. Since December 31, 2000, the Company has not entered into any relationship or transaction of a sort that would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K of the Securities Act.

    SECTION 2.12. COMPLIANCE WITH LAWS; PERMITS. (a) Neither the Company nor any of the Company Subsidiaries is in conflict with, or in default or violation of, any Law in any jurisdiction, foreign or domestic, applicable to the Company or any of the Company Subsidiaries or by which its or any of their respective assets or properties is bound or affected, except for such conflicts, defaults or violations which will not, individually or in the aggregate, have a Company Material Adverse Effect.

    (b) The Company and the Company Subsidiaries hold all permits, licenses, easements, rights-of-way, variances, exemptions, consents, certificates, orders and approvals (collectively, the "COMPANY PERMITS"), except where the failure to hold such Company Permits will not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and the Company Subsidiaries are in compliance with the terms of the Company Permits except where the failure to so comply, individually or in the aggregate, will not have a Company Material Adverse Effect.

    (c) None of the Company, any Company Subsidiary or, to the knowledge of the Company, any director, officer, agent, employee or other person acting on behalf of any of the foregoing has used any corporate funds for unlawful contributions, payments, gifts or entertainment or for the payment of other unlawful expenses relating to political activity, or made any direct or indirect unlawful payments to governmental or regulatory officials or others.

    SECTION 2.13. FINDERS AND INVESTMENT BANKERS. Neither the Company nor the Company Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby other than pursuant to the agreements with Credit Suisse First Boston Corporation, accurate and complete copies of which have been provided to Parent.

    SECTION 2.14. MATERIAL CONTRACTS. (a) Neither the Company nor any Company Subsidiary is a party or is subject to any note, bond, mortgage, indenture, contract, lease, license, agreement, understanding, instrument, bid or proposal that is required to be described in or filed as an exhibit to an Annual Report on Form 10-K (each a "MATERIAL CONTRACT") that has not been described in or filed by the Company in a Company Securities Filing.

    (b) Schedule 2.14(b) sets forth a true and complete list of the following, true and complete copies of which have been provided or made available to
Parent:

        (i) all contracts or agreements involving amounts in excess of $100,000 (other than purchase and sales orders in the ordinary course of business);

        (ii) all contracts, agreements or other instruments related to any Significant Transaction (as defined below) pursuant to which the Company or any Company Subsidiary has any obligations (whether absolute, accrued, asserted, unasserted or contingent or otherwise, and whether pursuant to any earn-out or post-closing adjustment) to issue any shares of capital stock or other securities of the Company or any securities of any Company Subsidiary or deliver any other consideration as part of any such Significant Transaction. For purposes of this Agreement, "SIGNIFICANT TRANSACTION" shall mean any acquisition or disposition of any business, limited liability company, association or other business organization or division thereof or any material partnership interest or material joint venture interest or any material assets or properties other than in the ordinary course of business; and

        (iii) each employment contract, consulting agreement, agreement or other instrument to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary otherwise is bound with any management employee of the Company or any Company Subsidiary.

    (c)  (i) Each contract or agreement disclosed or required to be disclosed in
Schedule 2.14 of the Company Disclosure Schedule and each Material Contract (collectively, the "SIGNIFICANT CONTRACTS") is in full force and effect and constitutes a legal, valid, binding and enforceable obligation of the Company and each Company Subsidiary to the extent any such entity is a party thereto and, to the knowledge of the Company, each other party thereto, except as the enforceability thereof (with respect to each other party thereto) may be limited by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors' rights generally or by general equitable principles.

        (ii) No Consent of any person is needed in order that each such Significant Contract shall continue in full force and effect in accordance with its terms without penalty, acceleration or rights of early termination by reason of the consummation of the transactions contemplated herein, except for Consents the absence of which will not, individually or in the aggregate, have a Company Material Adverse Effect.

        (iii) Neither the Company nor any Company Subsidiary is in violation or breach of or default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such violation or default under) any such Significant Contract; nor to the Company's knowledge is any other party to any such Significant Contract in violation or breach of or default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such violation or default under) any such Significant Contract, in each case where such violation or breach, individually or in the aggregate, has a Company Material Adverse Effect.

    SECTION 2.15. EMPLOYEE BENEFIT PLANS. (a) Schedule 2.15 of the Company Disclosure Schedule sets forth a complete list of all material "EMPLOYEE BENEFIT PLANS" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), bonus, pension, profit sharing, deferred compensation, incentive compensation, excess benefit, stock, stock option, severance, termination pay, change in control or other material employee benefit plans, programs, arrangements or agreements currently maintained, or contributed to, or required to be maintained or contributed to, by the Company or any Company Subsidiary for the benefit of any current or former employees, officers, directors or independent contractors of the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary has any liability (collectively, the "BENEFIT PLANS"). The Company has delivered or made available to Parent true, complete and correct copies of each Benefit Plan.

    (b) Each Benefit Plan has been administered in accordance with its terms and in compliance with the applicable provisions of ERISA (including, without limitation, the making of all contributions and payments), the Code, and other applicable law, except where the failure to so administer or comply will not, individually or in the aggregate, have a Company Material Adverse Effect. All Benefit Plans intended to be qualified under Section 401(a) of the Code are so qualified and have been the subject of favorable determination letters from the Internal Revenue Service (the "IRS"), and, to the knowledge of the Company, no circumstances exist that could result in the loss of such qualified status.

    (c) Neither the Company nor any Company Subsidiary, nor any current or former Company ERISA Affiliate, has incurred any material liability under Title IV of ERISA or Section 412 of the Code that will have, individually or in the aggregate, a Company Material Adverse Effect. For purposes of this Agreement, a "COMPANY ERISA AFFILIATE" is a person or entity that is considered one employer with the Company under Section 4001(a)(15) of ERISA or Section 414 of the Code. No Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code, and no Benefit Plan is a "MULTI-EMPLOYER PLAN" (as defined in Section 3(37) of ERISA).

    (d) With respect to any Benefit Plan that is an employee welfare benefit plan (as defined in Section 3(l) of ERISA), (i) no such Benefit Plan provides benefits, including without limitation, death or medical benefits, beyond termination of employment or retirement other than (A) coverage mandated by statute or (B) death or retirement benefits under a Benefit Plan qualified under
Section 401(a) of the Code, and (ii) each such Benefit Plan (including any such Plan covering retirees or other former employees) may be amended or terminated without liability, except as will not, individually or in the aggregate, have a Company Material Adverse Effect.

    (e) There is no pending or, to the Company's knowledge, threatened litigation relating to employment, termination of employment, compensation or employee benefits involving the Company or any Company Subsidiary which, if determined adversely to the Company or any Company Subsidiary, will, individually or in the aggregate, have a Company Material Adverse Effect.

    (f) In the event that any individual is classified by the Company or any Company Subsidiary as a non-employee (such as an independent contractor, leased employee, consultant or special consultant) and is later reclassified as an employee upon governmental or judicial review, notwithstanding such reclassification, no such individual shall be eligible to participate in any Benefit Plan, except where such eligibility will not, individually or in the aggregate, have a Company Material Adverse Effect.

    (g) The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee of the Company or any Company Subsidiary, or (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Company or Parent to cause any such Benefit Plan to be amended or terminated (or which would result in any materially adverse consequence for so doing). No payment or benefit that will or may be made by the Company, Parent, or any of their respective subsidiaries or affiliates with respect to any employee of the Company or any Company Subsidiary under any Benefit Plan in connection with the transactions contemplated by this Agreement will be characterized as an "EXCESS PARACHUTE PAYMENT," within the meaning of Section 280G(b)(1) of the Code or will not be deductible by reason of Section 162(m) of the Code.

    (h) Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement covering any current or former employees of either of them. There are no union organizational efforts pending or, to the Company's knowledge, threatened involving any employees of the Company or any Company Subsidiary.

    SECTION 2.16. TAXES AND RETURNS. (a) (i) All Tax Returns (as defined below) required to be filed by or on behalf of the Company, each of the Company Subsidiaries, and each affiliated, combined, consolidated or unitary group of which the Company or any of the Company Subsidiaries is or has been a member (a "COMPANY GROUP") have been timely filed in the manner prescribed by law, and all such Tax Returns are true, complete and accurate except to the extent any failures to file or failures to be true, correct or accurate will not, individually or in the aggregate, have a Company Material Adverse Effect;
(ii) all Taxes (as defined below) due and owing by the Company, any Company Subsidiary or any Company Group (whether or not shown on a Tax Return) have been timely paid, or adequately reserved for in accordance with GAAP, except to the extent any failure to pay or reserve will not, individually or in the aggregate, have a Company Material Adverse Effect; (iii) there are no claims or assessments presently pending against the Company, any Company Subsidiary or any Company Group, for any alleged Tax deficiency, and the Company has no knowledge of any threatened claims or assessments against the Company, any Company Subsidiary or any Company Group for any alleged Tax deficiency, which in either case if upheld will, individually or in the aggregate, have a Company Material Adverse Effect;
(iv) to the knowledge of the Company, no issues have been raised in any audit or tax examination of the Company, any of the Company Subsidiaries or any Company Group which, if determined adversely, will, individually or in the aggregate, have a Company Material Adverse Effect; (v) there are no Liens for Taxes on any asset of the Company or any Company Subsidiary, except for Liens for Taxes not yet due and payable and Liens for Taxes that will not, individually or in the aggregate, have a Company Material Adverse Effect; and (vi) the Company and each of the Company Subsidiaries has complied in all respects with all rules and regulations relating to the withholding of Taxes (including, without limitation, employee-related Taxes), except for failures to comply that will not, individually or in the aggregate, have a Company Material Adverse Effect.

    (b) (i) to the Company's knowledge, no taxing authority in any jurisdiction where the Company or any Company Subsidiary does not file Tax Returns has made a claim, assertion or threat that the Company or any Company Subsidiary is or may be subject to Tax in such jurisdiction and (ii) neither the Company nor any Company Subsidiary has agreed to any adjustment under Section 481(a) of the Code (or analogous provisions of state, local or foreign law), as a result of a change of accounting method or otherwise, or has disposed of any assets under the installment method pursuant to Section 453 of the Code, in each case under this clause (ii) which would require the inclusion of a material amount in income after the Effective Date.

    (c) The statutes of limitations for the federal income Tax Returns of the Company and the Company Subsidiaries (including, without limitation, any Company Group) have expired or otherwise have been closed for all taxable periods ending on or before December 31, 1996.

    For purposes of this Agreement, (i) "TAX" or "TAXES" means all taxes, levies or other like assessments, charges or fees (including estimated taxes, charges and fees), including, without limitation, income, corporation, advance corporation, gross receipts, transfer, excise, property, sales, use, value-added, license, payroll, withholding, social security and franchise or other governmental taxes or charges, imposed by the United States or any state, county, local or foreign government or subdivision or agency thereof, any liability for taxes, levies or other like assessments, charges or fees of another person pursuant to Treasury Regulation Section 1.1502-6 or any similar or analogous provision of applicable law or otherwise (including, without limitation, as a transferee or under a tax sharing or other agreement) and such term shall include any interest, penalties or additions to tax attributable to such taxes, levies or other like assessments, charges or fees and (ii) "TAX RETURN" means any report, return, statement, declaration or other written information required to be supplied to a taxing or other Governmental Authority in connection with Taxes.

    SECTION 2.17. TAKEOVER STATUTES. No "BUSINESS COMBINATION," "FAIR PRICE," "MORATORIUM," "CONTROL SHARE ACQUISITION," "INTERESTED STOCKHOLDER" or other similar antitakeover statute or regulation enacted under Oklahoma or federal laws in the United States, including, without limitation, Sections 1090.3, and 1145 to 1155, inclusive, of the OGCA (each a "TAKEOVER STATUTE") applicable to the Company or any of the Company Subsidiaries is applicable to the Merger, this Agreement, the Voting Agreement or the transactions contemplated hereby and thereby.

    SECTION 2.18. INTELLECTUAL PROPERTY. Except to the extent that would not, individually or in the aggregate, have a Company Material Adverse Effect:
(a) in each jurisdiction in which the Company has conducted, conducts or proposes to conduct its business, the Company and each of the Company Subsidiaries either (1) is the sole and exclusive owner of, with all right, title and interest in and to, each item of Company Intellectual Property (as defined below) free and clear of any Liens, or (2) has a valid and enforceable license to use each item of Company Intellectual Property free and clear of any Liens (and, for each of (a)(1) or (a)(2), the consummation of the transactions contemplated hereby will not alter or impair any such rights); (b) the use of any Company Intellectual Property by the Company or any of the Company Subsidiaries for the conduct of the business of the Company and the Company Subsidiaries as they have been, are, and as they are presently proposed to be conducted does not infringe on, interfere with, misappropriate or otherwise violate or come into conflict with the rights of any Person and is in accordance with, and does not breach, any applicable license pursuant to which the Company or any Company Subsidiary acquired the right to use any Company Intellectual Property, and the Company or any Company Subsidiary has not received any charge, complaint, claim, demand, or notice ("CLAIM") so alleging (including any claim that the Company or any of the Company Subsidiaries must license or refrain from using any Intellectual Property of any other Person); (c) to the knowledge of the Company, no Person is challenging, infringing on, interfering with, misappropriating or otherwise violating or coming into conflict with any right of the Company or any of the Company Subsidiaries with respect to any Company Intellectual Property; (d) the Company and the Company Subsidiaries have taken reasonable actions to maintain and protect the Company Intellectual Property and, to the knowledge of the Company, no Company Intellectual Property is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property; (e) the Company is not aware of any Claim that any item of Company Intellectual Property is invalid nor is the Company aware of any facts that any item of Company Intellectual Property is invalid; (f) the Company and the Company Subsidiaries have taken reasonable precautions to protect the secrecy, confidentiality, and value of their trade secrets, and have entered into confidential information/non-disclosure agreements with each of its present and former employees and independent contractors who have contributed to or participated in the conception and development of the Company Intellectual Property; (g) the Company Intellectual Property is all the Intellectual Property that is necessary for the conduct of the businesses of the Company and the Company Subsidiaries as they have been, are, and are presently proposed to be conducted; (h) all present and former employees and independent contractors who have contributed to or participated in the conception and development of the Company Intellectual Property on behalf of the Company or any of the Company Subsidiaries have executed enforceable and appropriate instruments of assignment (including work for hire agreements with respect to any copyrights) in favor of the Company or one of the Company Subsidiaries in accordance with applicable Law, that have conveyed to the Company or one of the Company Subsidiaries full, effective, exclusive and original ownership in and to all Company Intellectual Property arising from the efforts of such personnel, including the right to require the applicant of any item of Company Intellectual Property which is an application, to transfer ownership to the Company or one of the Company Subsidiaries one it issues; and
(i) the Company and the Company Subsidiaries do not and will not need, in order to conduct their businesses as they have been, are, or are presently proposed to be conducted, to utilize any inventions of any of its employees,

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former employees (or persons it currently intends to hire) made while not employed by the Company or the Company Subsidiaries and the rights to which have not been fully assigned to the Company or the Company Subsidiaries.

    For purposes of this Agreement, "INTELLECTUAL PROPERTY" shall mean all
(i) trademarks, service marks, brand names, trade dress, trade names, domain names, and other indications of origin, all goodwill associated with the foregoing and registrations and applications in connection with the foregoing in any jurisdiction, including any extension, modification or renewal of any such registration or application; (ii) inventions, discoveries and ideas, whether patentable or not and whether or not reduced to practice and all improvements thereon, in any jurisdiction; (iii) patents, applications for patents (including, without limitation, divisions, continuations, continuations-in-part, and renewal applications), and any renewals, extensions, revisions, reexaminations or reissues thereof, in any jurisdiction; (iv) nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person; (v) writings and other works, whether copyrightable or not, in any jurisdiction;
(vi) copyrights and all registrations, applications and any renewals thereof;
(vii) any other intellectual property or proprietary rights; (viii) all computer software (including data and related documentation); (ix) all copies and tangible embodiments of the foregoing categories of intellectual property (in whatever form or medium); (x) all licenses, sublicenses, agreements, or permissions related to any of the foregoing categories of intellectual property; and (xi) any claims or causes of action arising out of or relating to any infringement or misappropriation of any of the foregoing. For the purposes of this Agreement, "COMPANY INTELLECTUAL PROPERTY" shall mean all Intellectual Property which is used or has been used in connection with the businesses of the Company or any of the Company Subsidiaries.

    SECTION 2.19. ENVIRONMENTAL MATTERS. (a) Except as will not, individually or in the aggregate, have a Company Material Adverse Effect:

        (i) The Company and the Company Subsidiaries (a) are, and at all times have been, in compliance with all applicable Environmental Laws (as defined below), and (b) have obtained, and are in compliance with, all permits, licenses, authorizations, registrations and other governmental consents required by applicable Environmental Laws ("ENVIRONMENTAL PERMITS"), and have made all appropriate filings for issuance or renewal of such Environmental Permits.

        (ii) There is no contamination of, and there have been no releases or, to the Company's knowledge, threatened releases of Hazardous Materials (as defined below) at the Facilities (as defined below) or any real property formerly owned, leased or operated by the Company or any of the Company Subsidiaries (or any predecessor of the Company or any of the Company Subsidiaries).

        (iii) There are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans that may (a) interfere with or prevent continued compliance by the Company or any of the Company Subsidiaries with Environmental Laws and the requirements of Environmental Permits or (b) to the Company's knowledge, give rise to any liability or other obligation under any Environmental Laws.

        (iv) Neither the Facilities, nor any property formerly owned, leased, or operated by the Company or any of the Company Subsidiaries, nor, to the Company's knowledge, any site at or to which the Company or any of the Company Subsidiaries has disposed of, transported, or arranged for the transportation of, any Hazardous Materials, has been listed on, or, to the Company's knowledge, proposed for listing on, the National Priorities List, the Comprehensive Environmental Response, Compensation and Liability Information System list, or any comparable state list of properties to be investigated and/or remediated, nor has such disposal, transportation or arrangement been conducted in violation of Environmental Law.

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    (b) There are no claims, notices (including, without limitation, notices that the Company or any of the Company Subsidiaries or any predecessor of the Company or any of the Company Subsidiaries or any person whose liability has been retained or assumed contractually by the Company or any of the Company Subsidiaries is or may be a potentially responsible person or otherwise liable in connection with any site or other location containing Hazardous Materials or used for the storage, handling, treatment, processing, disposal, generation or transportation of Hazardous Materials), civil, criminal or administrative actions, suits, hearings, investigations, inquiries or proceedings pending or, to the knowledge of the Company, threatened that are based on or related to any Environmental Matters relating to the business of the Company or any of the Company Subsidiaries.

    (c) Except as set forth in Schedule 2.19(c), there are no underground or aboveground storage tanks, incinerators or surface impoundments at, on, or about, under or within any Facilities. Schedule 2.19(c) also lists all underground or aboveground storage tanks, incinerators or surface impoundments that were removed by or at the direction of the Company or any predecessor entity from any Facilities for the greater of (i) ten years and (ii) for so long as the Company or any predecessor entity or any of their affiliates have occupied such Facilities.

    (d) The Company has delivered to Parent true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by the Company or any of the Company Subsidiaries pertaining to Environmental Matters (as defined below).

    (e) For the purposes of this Section, the following terms shall have the meanings indicated:

    "ENVIRONMENTAL LAWS" means any foreign, federal, state or local law, statute, ordinance, rule or regulation governing Environmental Matters, as the same have been or may be amended from time to time, including any common law cause of action providing any right or remedy relating to Environmental Matters, all indemnity agreements and other contractual obligations (including leases, asset purchase and merger agreements) relating to Environmental Matters, and all applicable judicial and administrative decisions, orders, and decrees relating to Environmental Matters.

    "ENVIRONMENTAL MATTER" means any matter arising out of, relating to, or resulting from pollution, contamination, protection of the environment, human health or safety, health or safety of employees, sanitation, and any matters relating to emissions, discharges, disseminations, releases or threatened releases, of Hazardous Materials into the air (indoor and outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or otherwise arising out of, relating to, or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling, release or threatened release of Hazardous Materials.

    "FACILITIES" means all real property owned, leased, or operated by the Company or any of its Subsidiaries and any buildings, facilities, machinery, equipment, furniture, leasehold and other improvements, fixtures, vehicles, structures, any related capital items and other tangible property located on, in, under, or above the real property of the Company or any of its Subsidiaries.

    "HAZARDOUS MATERIALS" means any pollutants, contaminants, toxic or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds, chemicals, natural or man-made elements or forces (including, without limitation, petroleum or any by-products or fractions thereof, any form of natural gas, lead, asbestos and asbestos-containing materials ("ACMS"), building construction materials and debris, polychlorinated biphenyls ("PCBS") and PCB-containing equipment, radon and other radioactive elements, ionizing radiation, electromagnetic field radiation and other non-ionizing radiation, sonic forces and other natural forces, infectious, carcinogenic, mutagenic, or etiologic agents, pesticides, defoliants, explosives, flammables, corrosives and urea formaldehyde foam insulation) that are regulated by, or may form the basis of liability under, any Environmental Laws.

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    SECTION 2.20.  PROPERTY.  (a) Schedule 2.20 sets forth a list of all real property owned, leased, or occupied by the Company and the Company Subsidiaries as of the date hereof.

    (b) The Company and the Company Subsidiaries have good and marketable title to all of the assets and properties which they purport to own (including those reflected in the financial statements contained in the Company Securities Filings (or incorporated therein by reference), except for assets and properties sold, consumed or otherwise disposed of in the ordinary course of business since the date of such financial statements), in each case, free and clear of all Liens.

    (c) As to each parcel of real property owned in fee (the "OWNED PROPERTY"),

        (1) The Company and the Company Subsidiaries have good and marketable fee title subject only to such easements, restrictions, reservations or other exceptions to title that do not and will not individually or in the aggregate (x) prevent, materially restrict or otherwise materially adversely affect the use of an Owned Property as is necessary for the conduct of the businesses of the Company or any Company Subsidiary as they have been or presently are proposed to be conducted or (y) pose a threat or forfeiture or reversion of title to any of the Owned Properties.

        (2) There are no Liens of record or inchoate against any of the Owned Properties except for Liens for taxes not yet due and payable and those liens listed on Schedule 2.20(b).

        (3) None of the Owned Properties is subject to any mortgages, deeds of trust or other security instruments of a similar nature except as set forth on Schedule 2.20(b).

        (4) There are no options, rights of first refusal or first offer or contracts of sale affecting the Owned Properties.

        (5) The Owned Properties are not in violation of applicable Laws that would materially adversely affect the use of an Owned Property nor has the Company or any Company Subsidiary received any notice of a violation of any Law relating to the Owned Properties.

        (6) There is no pending and, to the knowledge of the Company and the Company Subsidiaries, no threatened condemnation of all or any portion of an Owned Property.

        (7) All existing utilities required for the use, operation and maintenance of the Owned Properties are adequate for such current use, operation and maintenance.

        (8) The Company or the Company Subsidiaries is in possession of the Owned Properties and there are no leases, tenancies or other occupancies affecting the Owned Properties.

        (9) To the knowledge of the Company and the Company Subsidiaries, there are no material latent defects or material adverse physical conditions affecting the improvements located on the Owned Properties.

        (10) The Company and/or the Company Subsidiaries have rights of egress and access to the Owned Properties necessary for the conduct of the business thereon.

    (d) As to the real property leased by the Company or the Company Subsidiaries (the "LEASED PROPERTIES"):

        (1) The Company and/or the Company Subsidiaries have valid and subsisting leasehold estates in the Leased Properties.

        (2) There is no notice of termination or notice of default that has been received from the lessor of a Leased Property, and no event has occurred which, with notice and lapse of time, would constitute a default under any lease of the Leased Properties.

        (3) The Company and/or the Company Subsidiaries have not assigned, transferred, conveyed, mortgaged or encumbered any interest in the Leased Properties.

        (4) The Leased Properties have all required governmental approvals (including licenses and permits) required in connection with the operation and maintenance thereof and have been operated and maintained in accordance with applicable Laws.

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        (5) The Leased Properties are supplied with utilities and other services necessary for the operation and maintenance thereof.

        (6) There are rights of access for egress and ingress to each of the Leased Properties necessary for the conduct of business thereat.

        (7) The Company and/or the Company Subsidiaries are in possession of each of the Leased Properties.

        (8) To the knowledge of the Company and the Company Subsidiaries, there are no material latent defects or material adverse physical conditions affecting the improvements located on the Leased Properties.

        (9) The Leased Properties are not in violation of applicable Laws that would materially adversely affect the use of a Leased Property nor has the Company or the Company Subsidiaries received any notice of a violation of any Law relating to the Leased Properties.

    (e) All property and assets owned or utilized by the Company and the Company Subsidiaries are in satisfactory operating condition and repair (except for ordinary wear and tear), free from any defects (except such minor defects as do not interfere with the use thereof in the conduct of the normal operations), have been maintained consistent with the standards generally followed in the industry and are sufficient to carry on the business of the Company and the Company Subsidiaries as presently, or proposed to be, conducted. All buildings, plants and other structures owned or otherwise utilized by the Company and the Company Subsidiaries are in good condition and repair (except for ordinary wear and tear).

    SECTION 2.21. FAIRNESS OPINION. The Board of Directors of the Company received from Credit Suisse First Boston Corporation an opinion to the effect that the Merger Consideration is fair to the holders of the shares of Company Common Stock from a financial point of view.

    SECTION 2.22. LABOR RELATIONS. (a) There is no charge pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary alleging, with respect to any employee or employees of the Company or any Company Subsidiary, any violation of any statute or regulation relating to employment and employment practices, or any violation of any collective bargaining agreement, any unlawful discrimination in employment practices or any unfair labor practices before any court, agency, or other judicial or arbitral body, except for any such violations that will not, individually or in the aggregate, have a Company Material Adverse Effect.

    (b) There are no union organizational efforts, labor strikes, disputes, slow-downs or work stoppages actually pending or, to the Company's knowledge, threatened against the Company or any Company Subsidiary.

    (c) No employees of the Company or any Company Subsidiary are covered by any collective bargaining agreement, and no collective bargaining agreement or other labor union agreement or agreement with organized labor for employees of the Company or any Company Subsidiary is currently being negotiated or pending negotiation.

    (d) There has been no concerted work stoppage with respect to the business activities of the Company or any Company Subsidiary during the last three years.

    (e) There is no complaint against the Company issued by or pending before the National Labor Relations Board, except for any such complaint that will not, individually or in the aggregate, have a Company Material Adverse Effect.

    SECTION 2.23. INSURANCE. The Company and the Company Subsidiaries maintain in force insurance policies and bonds in such amounts and against such liabilities and hazards as are, to the Company's knowledge, consistent with industry practice. A complete list of all material insurance policies is set forth on Schedule 2.23. The Company is not liable, nor will it become liable, for any retroactive premium adjustment not reflected in the financial statements contained in the Company Securities Filings or otherwise provided for as set forth on Schedule 2.23. All policies are valid and enforceable and in full force and effect (except as the enforceability of any such policy may be limited by the insurer's bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors' rights generally or by general equitable principles), all premiums owing in respect thereof have been timely paid, and the Company has not received any notice of premium increase or cancellation with respect to any of its insurance policies or bonds. Except for any matters which will not, individually or in the aggregate, have a Company Material Adverse Effect, there are no claims pending as to which the insurer has denied liability or is reserving its rights, and all claims have been timely and properly filed. Within the last three years, the Company has not been refused any insurance coverage sought or applied for, and the Company has no reason to believe that its existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions standard in the market at the time renewal is sought.

    SECTION 2.24. MAJOR CUSTOMERS AND SUPPLIERS. (a) Schedule 2.24(a) sets forth a list of the ten largest customers of the Company for each of the fiscal years ended December 31, 1999 and 2000 (determined on the basis of the total dollar amount of net revenues) showing the dollar amount of net revenues from each such customer during each such year. To the knowledge of the Company, no customer of the Company identified pursuant to the preceding sentence has advised the Company orally or in writing prior to or as of the date of this Agreement that it (i) is terminating or considering terminating its business with the Company or (ii) is planning to reduce its aggregate future spending with the Company or any of its Subsidiaries in any material manner.

    (b) Schedule 2.24(b) sets forth a list of the ten largest suppliers of the Company in terms of dollar volume during the fiscal years ended December 31, 1999 and 2000.

    SECTION 2.25. TAX TREATMENT. Neither the Company nor any of the Company Subsidiaries has taken or agreed to take any action or failed to take any action, nor, to the knowledge of the Company, has any other Person taken or agreed to take any action or failed to take any action, nor is the Company or any of the Company Subsidiaries aware of any facts or circumstances, that would prevent the Merger from qualifying as a reorganization within the meaning of
Section 368 of the Code.

    SECTION 2.26. VOTING AGREEMENTS. The Company has entered into the Voting Agreements and such agreements are in full force and effect.

    SECTION 2.27. MISCELLANEOUS AGREEMENT. The Company has entered into the Miscellaneous Agreement and such agreements are in full force and effect.

    SECTION 2.28. CONFLICTS OF INTEREST. No officer, director, or employee of the Company or the Company Subsidiaries has or, to the knowledge of the Company, claims to have (i) any interest in the property, real or personal, tangible or intangible, including, without limitation, intangibles, licenses, inventions, technology, processes, designs, computer programs, know-how and formulae used in the business of the Company or the Company Subsidiaries or (ii) any contract, commitment or arrangement with the Company or any Company Subsidiary not generally available to all employees.

    SECTION 2.29. ACCOUNTS RECEIVABLE; INVENTORY. (a) All accounts receivable of the Company and the Company Subsidiaries are bona fide accounts receivable and represent sales actually made in the ordinary course of business and have been or, to the Company's knowledge, shall be fully collected when due without resort to litigation and without defense, offset or counterclaim, in the aggregate face amounts thereof, except to the extent of the normal allowance for doubtful accounts with respect to accounts receivable computed in a manner consistent with prior practice as reflected on the financial statements contained in the Company Securities Filings (or incorporated therein by reference). To the knowledge of the Company, there has not been any material change in the collectability of accounts receivable of the Company and the Company Subsidiaries since the date of such financial statements.

    (b) The inventory (including raw materials, work-in-progress and finished goods) of the Company and the Company Subsidiaries is merchantable and of a quality suitable and usable in the ordinary course of business consistent with past practices, of the Company and the Company Subsidiaries in all material respects, except for obsolete, damaged, defective or otherwise unsalable items as to which a adequate provision has been made on the books of the Company and the Company Subsidiaries. The value of all inventory items, including finished goods, work-in-process and raw materials, has been recorded on the books of the Company and the Company Subsidiaries in accordance with GAAP and fairly reflect the value thereof. The Company and the Company Subsidiaries have a sufficient quantity of each type of such inventory and supplies in order to meet the reasonably foreseeable requirements of the operations of the business of the Company and the Company Subsidiaries.

    SECTION 2.30. PRODUCTS LIABILITY. (a) Schedule 2.30 sets forth a list, as of the date hereof, of all the Company's or any Company Subsidiary's pending and, to the knowledge of the Company, threatened product liability litigation and claims.

    (b) The product liability claims presently pending against the Company and the Company Subsidiaries do not present loss contingencies, which, in the aggregate, are inconsistent with the loss contingency experience of the Company and the Company Subsidiaries. To the knowledge of the Company, there are no facts that indicate that the reserves for product liability claims of the Company and the Company Subsidiaries reflected in the financial statements contained in the Company Securities Filings (or incorporated therein by reference) are or may be understated. Neither punitive damages nor any other special damages have been assessed against the Company or any Company Subsidiary in any product liability action since January 1, 1990 or, to the knowledge of the Company, at any time on or prior to such date.

    SECTION 2.31. ANCILLARY AGREEMENTS. The Company has entered into the Swisher Non-Compete Agreement and the Severance Agreement, and such agreements are in full force and effect.

    SECTION 2.32. ACCURACY OF INFORMATION; FULL DISCLOSURE. No representation or warranty of the Company or the Company Subsidiaries contained in this Agreement, the Voting Agreements or in the Company Disclosure Schedule contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements made therein, in the context in which made, not materially false or misleading. To the knowledge of the Company, there is no fact that has not been disclosed to Parent that has or could have a Company Material Adverse Effect, or that could reasonably be expected to impair the ability of the Company or Parent to consummate the Merger and the other transactions contemplated by this Agreement.

                                  ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF PARENT

    The Parent hereby represents and warrants to the Company as follows:

    SECTION 3.1. ORGANIZATION AND GOOD STANDING. Parent and Merger Sub are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware and Oklahoma, respectively. Each of Parent's Subsidiaries (the "PARENT SUBSIDIARIES") is a corporation or other business entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each of Parent and the Parent Subsidiaries is qualified or licensed to do business as a foreign corporation or other business entity, as applicable, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or licensed will not, individually or in the aggregate, have a Parent Material Adverse Effect. As used in this Agreement, the term "PARENT MATERIAL ADVERSE EFFECT" means any change, effect, circumstance or event that is or is reasonably likely to (i) be materially adverse to the business, results of operations, assets or liabilities, or financial condition or prospects of Parent and the Parent Subsidiaries taken as a whole or (ii) materially adversely affect the ability of Parent and Merger Sub to perform their obligations under this Agreement or timely consummate the transactions contemplated by this Agreement, other than any such change, effect, circumstance or event resulting from changes in general economic, regulatory or political conditions.

    SECTION 3.2. CAPITALIZATION. As of the date hereof, the authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock and 50,000,000 shares of preferred stock, par value $.01 per share, of Parent (the "PARENT PREFERRED STOCK"). Of such authorized shares, as of the date hereof, there are issued and outstanding 28,813,653 shares of Parent Common Stock and no shares of Parent Preferred Stock. No shares of Parent Common Stock or Parent Preferred Stock are issued and held in the treasury of Parent and no other capital stock of Parent is issued or outstanding. All issued and outstanding shares of Parent Common Stock are duly authorized, validly issued and outstanding, fully paid and nonassessable and were issued free of preemptive rights in compliance with applicable Law. There are no outstanding rights, including stock appreciation rights, subscriptions, warrants, puts, calls, unsatisfied preemptive rights, options or other agreements of any kind relating to, or the value of which is tied to the value of, any of the outstanding, authorized but not issued, unauthorized or treasury shares of the capital stock or any other security of Parent, and there is no authorized or outstanding security of any kind convertible into or exchangeable for any such capital stock or other security. There are no restrictions imposed by Parent upon the transfer of or otherwise pertaining to the securities (including, but not limited to, the ability to pay dividends thereon) or retained earnings of Parent or the ownership thereof other than those imposed by the Securities Act, the Exchange Act, applicable state securities Laws, applicable corporate Law or the certificate of incorporation of Parent.

    SECTION 3.3. AUTHORIZATION; BINDING AGREEMENT. Parent and Merger Sub each have all requisite corporate power and authority to execute and deliver this Agreement and the Voting Agreements and to consummate the transactions contemplated hereby and thereby. This Agreement and the Voting Agreements, the execution and delivery of this Agreement and the Voting Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of each of Parent and Merger Sub and by Parent in its capacity as sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement and the Voting Agreements or to consummate the transactions contemplated hereby and thereby other than the filing and recordation of appropriate merger documents as required by the OGCA. This Agreement and the Voting Agreements have been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery of (i) this Agreement by the Company and (ii) the Voting Agreements by the Company and the other parties thereto, constitute the legal, valid and binding agreements of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their terms.

    SECTION 3.4. GOVERNMENTAL APPROVALS. No Consent from or with any Governmental Authority on the part of Parent or Merger Sub is required in connection with the execution or delivery by each of Parent and Merger Sub of this Agreement and the Voting Agreements or the consummation by each of Parent and Merger Sub of the transactions contemplated hereby and thereby other than
(i) the filing of the Oklahoma Certificate of Merger with the Oklahoma Secretary of State in accordance with the OGCA, (ii) filings with the Commission, the NYSE and state securities laws administrators, (iii) Consents under the HSR Act, and
(iv) those Consents that, if they were not obtained or made, will not have a Parent Material Adverse Effect.

    SECTION 3.5. NO VIOLATIONS. The execution and delivery of this Agreement and the Voting Agreements, the consummation of the transactions contemplated hereby and thereby and compliance by each of Parent and Merger Sub with any of the provisions hereof and thereof will not (i) conflict with or result in any breach of any provision of the certificates of incorporation or bylaws of Parent or Merger Sub, (ii) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of any material obligation to which Parent or any Parent Subsidiary is a party or by which any of them or any of their properties or assets may be bound, (iii) result in the creation or imposition of any Lien upon any of the assets of Parent or any Parent Subsidiary, or
(iv) assuming compliance with the matters referred to in Section 3.3 and subject to the receipt of the Company Stockholder Approval (as defined below), conflict with or violate any applicable provision of any Law currently in effect to which Parent or any Parent Subsidiary or its or any of their respective assets or properties are subject, except in the case of clauses (ii), (iii) and
(iv) above, for any deviations from the foregoing which will not, individually or in the aggregate, have a Parent Material Adverse Effect.

    SECTION 3.6. PARENT SECURITIES FILINGS. As of their respective dates, or as of the date of the last amendment thereof, if amended after filing, none of the Parent Securities Filings (as defined below) (including all schedules and exhibits thereto and documents incorporated by reference therein), filed prior to or on the date hereof contained or, as to Parent Securities Filings subsequent to the date hereof, will contain, any untrue statement of a material fact or omitted or, as to Parent Securities Filings subsequent to the date hereof, will omit, to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Parent Securities Filings was filed in a timely manner and at the time of filing or as of the date of the last amendment thereof, if amended after filing, complied or, as to Parent Securities Filings subsequent to the date hereof, will comply with the Exchange Act, the Securities Act or other applicable Law, except for those failures to timely file or comply which will not, individually or in the aggregate, have a Parent Material Adverse Effect. The term "PARENT SECURITIES FILINGS" means:
(i) Parent's Annual Reports on Form 10-K, as amended, for the years ended December 31, 1999 and 2000, as filed with the Commission; (ii) Parent's proxy statements relating to all of the meetings of stockholders (whether annual or special) of Parent since January 1, 2000, as filed with the Commission; and
(iii) all other reports, statements and registration statements and amendments thereto (including, without limitation, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by Parent with the Commission since January 1, 2000, together with those reports or other documents of the type described in clauses (i) through (iii) above, subsequently filed or required to be filed with the Commission.

    SECTION 3.7. TAX TREATMENT. Neither Parent nor any Parent Subsidiary has taken or agreed to take any action or failed to take any action, nor, to the knowledge of Parent, has any other Person taken or agreed to take any action or failed to take any action, nor is Parent aware of any facts or circumstances, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

    SECTION 3.8. FINANCIAL STATEMENTS. Each of the consolidated balance sheets of Parent (including all related notes) included in the financial statements contained in the Parent Securities Filings (or incorporated therein by reference) present fairly, in all material respects, the consolidated financial position of Parent as of the dates indicated, and each of the consolidated statements of income, consolidated statements of cash flows and consolidated statements of changes in stockholders' equity (including all related notes) included in such financial statements present fairly, in all material respects, the consolidated results of operations and cash flows of Parent for the respective periods indicated, in each case in conformity with GAAP applied on a consistent basis throughout the periods involved (except for changes in accounting principles disclosed in the notes thereto) and the rules and regulations of the Commission, except that unaudited interim financial statements are subject to normal and recurring year-end adjustments and any other adjustments described therein and do not include certain notes and other information which may be required by GAAP but which are not required by Form 10-Q under the Exchange Act. The financial statements included in the Parent Securities Filings are in all material respects in accordance with the books and records of Parent and Parent Subsidiaries.

    SECTION 3.9. ABSENCE OF CERTAIN CHANGES. Since March 31, 2001, there has not been: (i) any Event, except as will not, individually or in the aggregate, have a Parent Material Adverse Effect; (ii) any declaration, payment or setting aside for payment of any dividend (except to Parent or any Parent Subsidiary wholly owned by Parent) or other distribution or any redemption, purchase or other acquisition of any shares of capital stock or securities of Parent or any Parent Subsidiary; (iii) any return of any capital or other distribution of assets to stockholders of the Parent or any Parent Subsidiary (except to Parent or any Parent Subsidiary wholly owned by Parent); (iv) any acquisition or disposition by Parent or any Parent Subsidiary (by merger, consolidation, acquisition of stock or assets or otherwise) of any Person or business; or (v) any material change by Parent to its accounting policies, practices, or methods.

    SECTION 3.10. ACCURACY OF INFORMATION; FULL DISCLOSURE. No representation or warranty of Parent or the Parent Subsidiaries contained in this Agreement contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements made therein, in the context in which made, not materially false or misleading.

                                   ARTICLE IV
                            COVENANTS OF THE COMPANY

    The Company covenants and agrees as follows:

    SECTION 4.1. CONDUCT OF BUSINESS. Except as expressly contemplated by this Agreement or as set forth in the Company Disclosure Schedule, during the period from the date of this Agreement to the Effective Time, the Company shall conduct, and it shall cause the Company Subsidiaries to conduct, its or their respective businesses in the ordinary course and consistent with past practice, subject to the limitations contained in this Agreement and the Company shall, and it shall cause the Company Subsidiaries to, use commercially reasonable efforts to preserve intact its or their respective business organizations, to keep available the services of its or their respective officers, agents and employees and to maintain satisfactory relationships with all persons with whom any of them does business. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement or disclosed in the Company Disclosure Schedule, from the date of this Agreement until the Effective Time, neither the Company nor any Company Subsidiary will, without the prior written consent of Parent:

        (i) amend or propose to amend the Certificate of Incorporation, or Bylaws or the organizational documents of the Company Subsidiaries;

        (ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of the Company or any Company Subsidiary including, but not limited to, any securities convertible into or exchangeable for shares of capital stock of any class of the Company or any Company Subsidiary, except for the issuance of shares of Company Common Stock pursuant to the exercise of the Company Stock Options outstanding on the date of this Agreement and described in
    Schedule 2.14 of the Company Disclosure Schedule in accordance with their present terms;

        (iii) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to the Company or a Company Subsidiary wholly owned by the Company, or redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities;

        (iv) (a) create, incur, or assume any Indebtedness; provided that the Company and the Company Subsidiaries may incur Indebtedness under the revolving note facility pursuant to the Restated Credit Agreement, dated February 3, 2000, between the Company, the Bank of Oklahoma, N.A. and the other parties thereto, as amended by the Third Loan Modification and Forbearance Agreement dated January 15, 2001 between the Company, the Bank of Oklahoma, N.A. and the other parties thereto (the "BOK FORBEARANCE AGREEMENT"), the Contrato de Abertura de Credito Fixo, dated November 24, 1999, between Cifali & CIA Ltda. and the Banco do Estado de Sao Paulo S.A. and the Kredietcontract, dated May 21, 1987, between Metra Metaalwerken BVBA and KBC Bank; (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any Person (other than for obligations of a Company Subsidiary that are not otherwise prohibited obligations); (c) make any capital expenditures or make any loans, advances or capital contributions to, or investments in, any other Person (other than to a Company Subsidiary, and customary travel, relocation or businesses advances or loans to employees in each case in the ordinary course of business consistent with past practice); provided that, the Company and Company Subsidiaries may make capital expenditures that are in the ordinary course of business consistent with past practice and in accordance in all material respects with the current capital budget for the Company previously furnished to Parent; (d) acquire or agree to acquire by merging or consolidating with, or by purchasing outside of the ordinary course of business the assets of, or by any other manner, (i) any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof, or (ii) any assets that individually or in the aggregate are material to the Company and the Company Subsidiaries taken as a whole (except pursuant to a contract specified in Schedule 4.1(iv)(d)(ii) of the Company Disclosure Schedule); or
    (e) divest, sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to divest, sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets, businesses or properties (including the Load King and Bid-Well businesses) other than to secure debt permitted under clause (a) of this subparagraph (iv) and other than transfers in the ordinary course of business consistent with past practice. The term "INDEBTEDNESS" means, with respect to any person, without duplication,
    (A) all obligations of such person for borrowed money, or with respect to deposits or advances of any kind (other than nonrefundable customer deposits) to such person, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person, (D) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding obligations of such person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of such person's business), (E) all capitalized lease obligations of such person,
    (F) all obligations of such person under interest rate or currency hedging or swap transactions (valued at the termination value thereof), (G) all performance bonds or letters of credit issued for the account of such person, (H) all guarantees and arrangements having the economic effect of a guarantee of such person of any Indebtedness of any other person, (I) all operating leases, (J) all agreements to repurchase equipment, (K) all residual value guarantees, and (L) all performance guarantees;

        (v) increase in any material respect the compensation of any of its officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, management continuity, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any stockholder, officer, director, other employee, agent, consultant or affiliate other than as required pursuant to the terms of agreements in effect on the date of this Agreement;

        (vi) enter into any material lease or amend any material lease of real property;

        (vii) make or rescind any express or deemed election relating to Taxes, unless required to do so by applicable Law;

        (viii) settle or compromise any material Tax liability or agree to an extension of a statute of limitations with respect to the assessment or determination of Taxes;

        (ix) file or cause to be filed any amended Tax Return with respect to the Company or any Company Subsidiaries or file or cause to be filed any claim for refund of Taxes paid by or on behalf of the Company or any Company Subsidiaries;

        (x) prepare or file any Tax Return inconsistent with past practice in preparing or filing similar Tax Returns in prior periods or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods, in each case except to the extent required by Law;

        (xi) modify, amend, terminate or fail to renew (to the extent such contract or agreement can be unilaterally renewed by the Company or any Company Subsidiary) any Significant Contract or waive, release or assign any material rights or claims thereunder;

        (xii) make any material change to its accounting methods, principles or practices, except as may be required by GAAP;

        (xiii) fail to use commercially reasonable efforts to maintain the material assets of the Company and each of the Company Subsidiaries in their current physical condition, except for ordinary wear and tear and damage;

        (xiv) pay, discharge, or satisfy any material (on a consolidated basis for the Company and the Company Subsidiaries taken as a whole) claim, liability, or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), except for claims, liabilities or obligations payable in the ordinary course of business;

        (xv) fail to pay or otherwise satisfy when due and payable (except if being contested in good faith) any accounts payable or other claims, liabilities or obligations payable in the ordinary course of business consistent with past practice;

        (xvi) enter into any non-compete agreement whereby the Company or any Company Subsidiary agrees not to compete;

        (xvii) except for purchase or sales orders in the ordinary course of business consistent with past practice, enter into any contract or incur any liability in a transaction or series of transactions involving amounts in excess of $100,000;

        (xviii) adopt a shareholder rights plan or any similar plan or instrument which would have the effect of impairing or delaying the consummation of the Merger;

        (xix) waive any of its rights under, or release any other party from such other party's obligations under, or amend any provision of, any standstill agreement (other than the letter agreement, dated as of June 12, 2000, by and between Parent and the Company, as amended (the
    "CONFIDENTIALITY AGREEMENT"));

        (xx) enter into any settlement agreement with respect to any material litigation or any material claim (whether pending or threatened);

        (xxi) discount receivables at a rate of 10% or greater, or factor receivables for less than 90% of their face value, or auction or sell assets below current standard prices;

        (xxii) enter into any distribution, dealer or similar agreement which is not cancelable without penalty or premium by the Company on 90 days' or less notice or not in a form reasonably acceptable to Parent as agreed upon by Parent in writing;

        (xxiii) amend or waive any of the provisions of the Voting Agreements, the Miscellaneous Agreement, the Swisher Non-Compete Agreement or the Severance Agreement;

        (xxiv) fail to extend or continue to extend, in accordance with their existing terms, the BOK Forbearance Agreement and/or the Third Forbearance Agreement, dated January 15, 2001, between the Company, Principal Life Insurance Company and other parties thereto, if such forbearance agreements would otherwise expire prior to the Closing Date; or

        (xxv) authorize, or commit or agree to take (or fail to take), any of the foregoing actions.

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    Furthermore, the Company covenants that from and after the date of this
Agreement, unless Parent shall otherwise expressly consent in writing, the Company shall, and the Company shall cause each of the Company Subsidiaries to, use its or their commercially reasonable efforts to comply in all material respects with all Laws applicable to it or any of its properties, assets or business and maintain in full force and effect all Permits necessary for, or otherwise material to, such business.

    SECTION 4.2. NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to Parent if any of the following occurs after the date of this
Agreement: (i) any notice of, or other communication relating to, a material default or Event which, with notice or lapse of time or both, would become a material default under any Significant Contract; (ii) receipt of any notice or other communication in writing from any person alleging that the Consent of such person is or may be required in connection with the transactions contemplated by this Agreement (other than a Consent disclosed pursuant to Sections 2.5 or 2.6 or not required to be disclosed pursuant to the terms of such sections);
(iii) receipt of any material notice or other communication from any Governmental Authority (including, but not limited to, the NYSE or any other securities exchange) in connection with the transactions contemplated by this Agreement; (iv) the occurrence of any Event or Events which, individually or in the aggregate, would have a Company Material Adverse Effect; (v) the commencement or threat of any Litigation involving or affecting the Company or any Company Subsidiary, or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer of the Company or any Company Subsidiary, in his or her capacity as such or as a fiduciary under a Benefit Plan of the Company, which, if pending on the date hereof, would have been required to have been disclosed in or pursuant to this Agreement or which relates to the consummation of the Merger, or any material development in connection with any Litigation disclosed by the Company in or pursuant to this Agreement or the Company Securities Filings; (vi) the occurrence of any Event that causes or is reasonably likely to cause a breach by the Company of any provision of this Agreement; and (vii) the occurrence of any Event that occurred prior to the date of this Agreement that would have a Company Material Adverse Effect. If the Company receives an administrative or other order or notification relating to any violation or claimed violation of the rules and regulations of any Governmental Authority that could affect the ability of Parent, Merger Sub or the Company to consummate the transactions contemplated hereby, or should the Company become aware of any fact including any change in law or regulations (or any interpretation thereof) that is reasonably likely to cause such Governmental Authority to withhold its Consent to or approval of the Merger and the transactions contemplated hereby, the Company shall promptly notify the Parent and the Company shall use commercially reasonable efforts to take such steps as may be necessary to remove any such impediment to consummate the transactions contemplated by this Agreement.

    SECTION 4.3. ACCESS AND INFORMATION. Between the date of this Agreement and the Effective Time, the Company shall give, and shall cause each of the Company Subsidiaries to give, and shall direct its financial advisors, accountants and legal counsel to give, upon reasonable notice, Parent, its lenders, financial advisors, accountants and legal counsel and their respective authorized representatives at all reasonable times access to all offices and other facilities and to all contracts, agreements, commitments, Tax Returns (and supporting schedules), books and records of or pertaining to the Company and the Company Subsidiaries and to permit the foregoing to make such reasonable inspections as they may require and will cause its officers promptly to furnish Parent with (a) such financial and operating data and other information with respect to the business and properties of the Company and the Company Subsidiaries as Parent may from time to time reasonably request and (b) a copy of each material report, schedule and other document filed or received by the Company or any of the Company Subsidiaries pursuant to the requirements of applicable securities laws or the NYSE. In the event that the foregoing access is subject to restrictions contained in confidentiality agreements to which the Company is a party, the Company shall use commercially reasonable efforts to obtain waivers of such restrictions. All information obtained by Parent pursuant to this Section 4.3 shall be kept confidential in accordance with the Confidentiality Agreement.

    SECTION 4.4. RECOMMENDATION; STOCKHOLDER APPROVAL. The Board of Directors of the Company (i) shall recommend to the stockholders of the Company that they approve this Agreement and the transactions contemplated hereby and (ii) shall use commercially reasonable efforts to obtain any necessary approval by the Company's stockholders (the "COMPANY STOCKHOLDER APPROVAL") of this Agreement and the transactions contemplated hereby; provided that the Board of Directors of the Company may withdraw, modify or change such recommendation of this Agreement and the transactions contemplated hereby if it has determined in good faith, based on such matters as it deems relevant and after receiving advice from the Company's outside legal counsel, that the failure to withdraw, modify or change its recommendation of this Agreement and the transactions contemplated hereby would be reasonably likely to result in a breach of the fiduciary duties of the Board of Directors of the Company under applicable Law. Whether or not the Board of Directors of the Company has withdrawn, modified or changed its recommendation of this Agreement or the transactions contemplated by this Agreement or receives a Takeover Proposal (as defined below), the Company shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the "COMPANY STOCKHOLDERS MEETING") as soon as practicable after the date hereof for the purpose of approving this Agreement and the Merger and the transactions contemplated hereby and for such other purposes as may be consented to by Parent and the Company in connection with effectuating the transactions contemplated hereby.

    SECTION 4.5. COMMERCIALLY REASONABLE EFFORTS. Subject to the terms and conditions herein provided, the Company agrees to use its commercially reasonable efforts, in consultation with Parent, to (i) obtain all third party Consents required in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, (ii) to the extent requested by Parent, defend any Litigation against the Company or any Company Subsidiary challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or Governmental Authority vacated or reversed, (iii) obtain all Consents from Governmental Authorities required for the consummation of the Merger and the transactions contemplated hereby, and (iv) promptly make all necessary filings under the HSR Act, and any other applicable Law, including any filing required to be made with the Commission pursuant to the Securities Act or the Exchange Act.

    SECTION 4.6. COMPLIANCE. In consummating the Merger and the transactions contemplated hereby, the Company shall comply, and cause the Company Subsidiaries to comply or to be in compliance, in all material respects, with all applicable Laws.

    SECTION 4.7. COMPANY BENEFIT PLANS. From the date of this Agreement through the Effective Time, no discretionary award or grant under any Benefit Plan shall be made without the consent of Parent; nor shall the Company or a Company Subsidiary take any action or permit any action to be taken to accelerate the vesting of any warrants or options previously granted pursuant to any such Benefit Plan except as specifically required pursuant to the terms thereof as in effect on the date of this Agreement.

    SECTION 4.8. NO SOLICITATION. (a) Neither the Company nor any Company Subsidiary, nor any of their respective officers, directors, employees, agents, affiliates, accountants, counsel, investment bankers, financial advisors or other representatives (collectively, "REPRESENTATIVES") shall (i) directly or indirectly, initiate, solicit or encourage, or take any action to facilitate the making of, any Takeover Proposal, or (ii) directly or indirectly engage in any discussions or negotiations with, or provide any information or data to, or afford any access to the properties, books or records of the Company or any Company Subsidiary to, or otherwise assist, facilitate or encourage, any person (other than Parent or any affiliate or associate thereof) relating to any Takeover Proposal, or (iii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Takeover Proposal; provided, however, that at any time prior to the Company Stockholders Meeting, the Company may, in response to a Takeover Proposal that is reasonably likely to result in a Superior Proposal (as defined below) and which was not solicited in violation of this Section 4.8(a), and subject to providing Parent reasonable advance written notice of its decision to take such action
(x) furnish information with respect to the Company, or the Company Subsidiaries to any person making such Takeover Proposal pursuant to a customary confidentiality agreement on terms no less restrictive than those contained in the Confidentiality Agreement and (y) participate in discussions and negotiations regarding such Takeover Proposal but, in each case, only if the Company's Board of Directors determines, after receiving the advice of its outside counsel, that failure to furnish such information or to participate in such discussions or negotiations would be reasonably likely to result in a breach of the fiduciary duties of the Board of Directors of the Company under applicable Law. The Company shall keep Parent apprised of any such discussions and negotiations promptly after they occur.

    (b) The Company shall promptly and as soon as possible (but in no event later than one day after receipt thereof) advise the Parent orally and in writing of any Takeover Proposal, the identity of the person making any such Takeover Proposal and the material terms of any such Takeover Proposal. The Company shall keep the Parent fully informed of the status and material terms of any such Takeover Proposal. In the event the Company receives a Takeover Proposal, paragraph 9 of the Confidentiality Agreement shall immediately be terminated and shall have no further force and effect.

    (c) The Company and each Company Subsidiary and each of their Representatives shall immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any other persons conducted heretofore with respect to any Takeover Proposal.

    (d) The Merger, this Agreement and the transactions contemplated by this Agreement shall be submitted to the stockholders of the Company for the purpose of approving this Agreement, the Merger and the transactions contemplated by this Agreement regardless of the recommendation or any change in the recommendation of the Board of Directors of the Company with respect thereto.

    For purposes of this Agreement, a "TAKEOVER PROPOSAL" means any inquiry, proposal or offer from any person (other than Parent) relating to (i) any direct or indirect acquisition or purchase of a business that constitutes 35% or more of the net revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, or 35% or more of the common stock or voting power (or of securities or rights convertible into or exercisable for such common stock or voting power) of the Company or the Company Subsidiaries,
(ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 35% or more of the common stock or voting power (or of securities or rights convertible into or exercisable for such common stock or voting power) of the Company or the Company Subsidiaries, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, or any of its Subsidiaries that constitutes 35% or more of the net revenues, net income or assets of the Company, and its Subsidiaries taken as a whole, in each case other than the transactions contemplated by this Agreement. Each of the transactions referred to in clauses (i)--(iii) of the foregoing definition of Takeover Proposal, other than the Merger proposed by this Agreement, is referred to herein as an "ACQUISITION TRANSACTION."

    For purposes of this Agreement, a "SUPERIOR PROPOSAL" means any bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 35% of the combined voting power of the shares of Company Common Stock then outstanding or more than 35% of the assets of the Company and its Subsidiaries, taken together, that the Board of Directors of the Company determines in its good faith judgment (based on (x) the advice of a financial advisor of nationally recognized reputation (the "FINANCIAL ADVISOR") and (y) such other matters as the Board of Directors of the Company deems relevant, which may include without limitation the likelihood of consummation, the ability of such third party to finance such transaction and, if securities form a part of the consideration, the trading market and liquidity of such securities offered in connection with the Superior Proposal) that the terms of which are more favorable to the Company's stockholders from a financial point of view than those terms contained herein. If such proposal (1) is subject to a financing condition or (2) involves consideration that is not entirely cash or does not permit the Company's stockholders to receive the payment of the offered consideration in respect of all shares at the same time, such proposal shall not be deemed a Superior Proposal unless the Board of Directors of the Company has been furnished with a written opinion of the Financial Advisor to the effect that (in the case of clause (1)) such proposal is readily financeable and (in the case of clause (2)) that such proposal provides a higher value per share than the Merger Consideration.

    (e) Nothing contained in this Agreement shall prohibit the Board of Directors of the Company from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2 under the Exchange Act or from making any other disclosure to its stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with counsel, failure to so disclose would be inconsistent with its obligations under applicable Law.

    SECTION 4.9. COMMISSION AND STOCKHOLDER FILINGS; OTHER REPORTS. The Company shall send to Parent a copy of all public reports and materials as and when it sends the same to its stockholders, the Commission, the NYSE or any securities exchange or any state or foreign securities commission. The Company shall send to Parent a copy of all communications with banks, trustees under any indentures or other debt instruments and rating agencies as and when it sends such communications to such parties.

    SECTION 4.10. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the transactions contemplated hereby, the Company and the members of its Board of Directors will grant such approvals and will take such other actions as are necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and will otherwise act to eliminate or minimize the effects of any Takeover Statute on the Merger and any of the transactions contemplated hereby.

                                   ARTICLE V
                              COVENANTS OF PARENT

    Parent covenants and agrees as follows:

    SECTION 5.1. Notification of Certain Matters. Parent shall give prompt notice to the Company if any of the following occurs after the date of this
Agreement: (i) receipt of any notice or other communication in writing from any person alleging that the Consent of such person is or may be required in connection with the transactions contemplated by this Agreement, other than a Consent disclosed pursuant to Section 3.4 or 3.5 above or not required to be disclosed pursuant to the terms thereof; (ii) receipt of any material notice or other communication from any Governmental Authority (including, but not limited to, the NYSE or any other securities exchange) in connection with the transactions contemplated by this Agreement; (iii) the occurrence of any Event or Events which, individually or in the aggregate, is reasonably likely to have a Parent Material Adverse Effect; (iv) the commencement or threat of any Litigation involving or affecting Parent or Merger Sub, or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer of Parent or Merger Sub, in his or her capacity as such or as a fiduciary under a Benefit Plan of Parent, which relates to the consummation of the Merger; and (v) the occurrence of any Event that is reasonably likely to cause a breach by Parent of any provision of this Agreement. If Parent receives an administrative or other order or notification relating to any violation or claimed violation of the rules and regulations of any Governmental Authority that could affect the ability of Parent, Merger Sub or the Company to consummate the transactions contemplated hereby, or should Parent become aware of any fact including any change in law or regulations (or any interpretation thereof) that is reasonably likely to cause such Governmental Authority to withhold its consent to or approval of the Merger and the transactions contemplated hereunder, Parent shall promptly notify the Company and Parent shall use commercially reasonable efforts to take such steps as may be necessary to remove any such impediment of Parent or the Merger Sub to consummate the transactions contemplated by this Agreement.

    SECTION 5.2. Commercially Reasonable Efforts. (a) Subject to the terms and conditions herein provided, Parent agrees to use commercially reasonable efforts to (i) obtain all third party Consents required in connection with the execution and delivery by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the transactions contemplated hereby, (ii) defend any

Litigation against Parent or Merger Sub challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or Governmental Authority vacated or reversed, (iii) obtain all Consents from Governmental Authorities required for the consummation of the Merger and the transactions contemplated hereby, and (iv) promptly make all necessary filings under the HSR Act and any other applicable Law, including any filing required to be made with the Commission pursuant to the Securities Act or the Exchange Act.

    (b) Nothing contained in this Agreement shall require, or be construed to require, Parent, in connection with the receipt of any regulatory approval, to proffer to, or agree to (a) sell, hold separate, discontinue or limit, before or after the Effective Time, any assets, businesses, or interest in any assets or businesses of Parent, the Company or any of their respective Subsidiaries (or to consent to any sale, or agreement to sell, or discontinuance or limitation by the Company of any of its assets or businesses) or (b) agree to any conditions relating to, or changes or restriction in, the operations of any such assets or businesses which, in either case would, in the reasonable judgment of Parent, materially adversely impact the economic or business benefits to Parent of the transactions contemplated by this Agreement (a "Merger Benefit Detriment").

    SECTION 5.3. Compliance. In consummating the Merger and the transactions contemplated hereby, Parent shall comply, and cause the Merger Sub to comply or to be in compliance, in all material respects, with all applicable Laws.

    SECTION 5.4. Director and Officer Liability. (a) Parent agrees that all rights to indemnification and all limitations on liability existing in favor of any individual, who on or at any time prior to the Effective Time was an officer or director of the Company or any Company Subsidiary (an "Indemnified Person") in respect of acts or omissions of such Indemnified Person on or prior to the Effective Time, as provided in the Certificate of Incorporation or Bylaws or the organizational documents of the Company Subsidiaries or an agreement between an Indemnified Person and the Company or any Company Subsidiary in effect as of the date of this Agreement, shall continue in full force and effect in accordance with its terms, and shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of the individuals who on or at any time prior to the Effective Time were directors or officers of the Company or any Company Subsidiary, and Parent shall, and shall cause the Surviving Corporation to, honor all such indemnification provisions.

    (b) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or
(ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.4.

    (c) For six years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain in effect and honor the Company's current directors' and officers' liability insurance covering acts or omissions occurring prior to the Effective Time covering each person currently covered by the Company's directors' and officers' liability insurance policy on terms with respect to such coverage and amounts no less favorable than those of each such policy in effect on the date hereof; provided that Parent shall not be required to procure any such coverage for an amount in excess of the amount of the Company's current annual premium for its existing coverage and; provided, further, that Parent may substitute therefor policies no less favorable in any material respect to such insured persons.

    (d) The provisions of this Section 5.4 are intended to be for the benefit of, and will be enforceable by, each Indemnified Person, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

    SECTION 5.5. Access and Information. Between the date of this Agreement and the Effective Time, Parent shall give and shall direct its financial advisors, accountants and legal counsel to give, upon reasonable notice, the Company, its lenders, financial advisors, accountants and legal counsel and their respective authorized representatives at all reasonable times access to all offices and other facilities and to all contracts, agreements, commitments, Tax Returns (and supporting schedules), books and records of or pertaining to Parent and to permit the foregoing to make such reasonable inspections as they may require and will cause its officers promptly to furnish the Company with (a) such financial and operating data and other information with respect to the business and properties of Parent as the Company may from time to time reasonably request and
(b) a copy of each material report, schedule and other document filed or received by Parent pursuant to the requirements of applicable securities laws or the NYSE. In the event that the foregoing access is subject to restrictions contained in confidentiality agreements to which Parent is a party, Parent shall use commercially reasonable efforts to obtain waivers of such restrictions. All information obtained by the Company pursuant to this Section 5.5 shall be kept confidential in accordance with the terms of that certain letter agreement, dated as of May 25, 2001, by and between Parent and the Company (the "Company Confidentiality Agreement").

    SECTION 5.6. Blue Sky Permits. Parent shall use commercially reasonable efforts to obtain, prior to the effective date of the Form S-4 (as defined below), all materially necessary state securities laws or "blue sky" permits and approvals required to carry out the transactions contemplated by this Agreement and the Merger, and will pay all expenses incident thereto.

    SECTION 5.7. Listing. Parent shall use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger and, following the Effective Time, upon exercise of Parent Stock Options to be listed on the NYSE, subject to official notice of issuance, prior to the Closing Date.

    SECTION 5.8. Employee Benefits. (a) Following the Effective Time, Parent shall provide, or shall cause to be provided, to individuals who are employees of the Company and the Company Subsidiaries immediately before the Effective Time and who continue to be employed by Parent, the Surviving Corporation and the Company Subsidiaries after the Effective Time (the "Company Employees") employee benefits that are, in the aggregate, not less favorable than those provided to those individuals who immediately following the Effective Time are similarly situated employees of Parent (other than Company Employees). The foregoing shall not be construed to prevent the termination of employment of any Company Employee or the amendment or termination of any particular Benefit Plan of the Company or any Company Subsidiary to the extent permitted by its terms as in effect immediately before the Effective Time.

    (b) For purposes of eligibility and vesting under the benefit plans of Parent and the Parent Subsidiaries providing benefits to any Company Employees after the Effective Time (the "New Plans"), each Company Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries and predecessor employers before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Benefit Plans, except to the extent such credit would result in a duplicate creation of benefits. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the "Old Plans"); and
(ii) for the purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

                                   ARTICLE VI
                            COVENANTS OF THE PARTIES

    Parent, Merger Sub and the Company covenants and agree as follows:

    SECTION 6.1. Registration Statement; Proxy Statement. (a) Each of Parent and the Company shall cooperate and promptly prepare and Parent shall file with the Commission as soon as practicable a Registration Statement on Form S-4 (or any successor form) (the "Form S-4") under the Securities Act with respect to the shares of Parent Common Stock issuable and deliverable pursuant to this Agreement. A portion of the Form S-4 shall serve as a prospectus with respect to the shares of Parent Common Stock issuable and deliverable pursuant to the terms of this Agreement and as the Company's proxy statement with respect to the Company Stockholders Meeting (the "Company Proxy Statement"). Each of Parent and the Company shall use commercially reasonable efforts to have the Form S-4 declared effective by the Commission as promptly as practicable after the filing. Parent will advise the Company, promptly after it receives notice, of
(i) the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, (ii) the issuance of any stop order or
(iii) the suspension of the qualification of the shares of Parent Common Stock issuable and deliverable in connection with the Merger for offering or sale in any jurisdiction.

    (b) The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Form S-4 or the Company Proxy Statement, including any amendment or supplement, will, at the time the Form S-4 becomes effective under the Securities Act, or, in the case of the Company Proxy Statement, at the date of mailing to stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If at any time prior to the date of the consummation of the Merger any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment and/or a supplement to the Form S-4 or the Company Proxy Statement, so that the Form S-4 or the Company Proxy Statement would not, at the time the Form S-4 becomes effective under the Securities Act, or, in the case of the Company Proxy Statement, at the date of mailing to stockholders and at the time of the Company Stockholder Meeting, include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers this information shall promptly notify the other party and, to the extent required by Law, an appropriate amendment or supplement describing that information shall be promptly filed with the Commission or any other applicable Governmental Authority and, to the extent required by Law, disseminated to the Company's stockholders.

    SECTION 6.2. Further Assurances. In addition to complying with all of the other covenants set forth in this Agreement, each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the Transactions.

    SECTION 6.3. Affiliate Letters. Not less than 15 days prior to the Effective Time, the Company (i) shall have delivered to Parent a letter identifying all Persons who, in the opinion of the Company, may be, as of the date of the Company Stockholder Meeting, its "affiliates" for purposes of Rule 145 under the Securities Act, and (ii) shall use commercially reasonable efforts to cause each Person who is identified as an "affiliate" of it in such letter to deliver, as promptly as practicable but in no event later than 10 days prior to the Closing (or after such later date as the Parent and the Company may agree), a signed agreement substantially in the form attached as Exhibit F. Each of Parent and the Company shall notify the other party from time to time after the delivery of the letter described in this Section 6.3 of any Person not identified on such letter who then is, or may be, such an "affiliate" and use commercially reasonable efforts to cause each additional Person who is identified as an "affiliate" to execute a signed agreement as set forth in this Section 6.3.

    SECTION 6.4. Tax Treatment. (a) The parties hereto intend that the Merger will qualify as a reorganization under Section 368(a) of the Code and that this Agreement will constitute a "plan of reorganization" within the meaning of Treasury Regulation Section 1.368-2(g). From and after the date hereof until the Effective Time, each party hereto shall use commercially reasonable efforts to cause the Merger to qualify, and neither party hereto will knowingly take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

    (b) As of the date hereof, the Company does not know of any reason why it would not be able to deliver to Fried, Frank, Harris, Shriver & Jacobson at the date of the legal opinion referred to in Section 7.1.5, a certificate substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firm to deliver the legal opinion contemplated by Section 7.1.5, and the Company agrees to deliver such certificate effective as of the date of such opinion.

    (c) As of the date hereof, Parent does not know of any reason why it would not be able to deliver to Fried, Frank, Harris, Shriver & Jacobson at the date of the legal opinion referred to in Section 7.1.5, a certificate substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firm to deliver the legal opinion contemplated by Section 7.1.5, and Parent agrees to deliver such certificate effective as of the date of such opinion.

    SECTION 6.5. Letters from Accountants. (a) Parent shall use commercially reasonable efforts to cause to be delivered to Parent and the Company two "comfort" letters from PricewaterhouseCoopers LLP, one dated no earlier than three business days prior to the date on which the Form S-4 shall become effective and one dated no earlier than three business days prior to the Closing Date, each addressed to the Boards of Directors of Parent and the Company, in form reasonably satisfactory to the Company and customary in scope for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

    (b) The Company shall use commercially reasonable efforts to cause to be delivered to the Company and Parent two "comfort" letters from KPMG LLP, one dated no earlier than three business days prior to the date on which the Form S-4 shall become effective and one dated no earlier than three business days prior to the Closing Date, each addressed to the Boards of Directors of the Company and Parent, in form reasonably satisfactory to Parent and customary in scope for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

    SECTION 6.6. Section 16(b). Parent and the Company shall take all actions required pursuant to Rules 16b-3(d) and 16b-3(e) under the Exchange Act to cause the disposition in the Merger of the Company Common Stock and Company Stock Options and the acquisition in the Merger of Parent Common Stock and Parent Stock Options to be exempt from the provisions of Section 16(b) of the Exchange Act.

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
    SECTION 6.7. Press Release and Public Announcements. The parties shall cooperate in preparing and promptly issuing a press release announcing the execution of this Agreement. Thereafter, so long as this Agreement is in effect,
(i) the Company shall not, and shall cause its affiliates not to, issue or cause the publication of any press release or any other announcement with respect to the Merger, the Company Stockholders Meeting or the transactions contemplated by this Agreement without the consent of Parent, except when such release or announcement is required by applicable Law or the rules or regulations of the NYSE, in which case the Company, prior to making such announcement, shall consult with Parent regarding the same and (ii) prior to the issuance or publication of any press release or any other announcement Parent shall provide the Company with reasonable advance notice of such press release or announcement.

                                  ARTICLE VII
                            CONDITIONS TO THE MERGER

    SECTION 7.1. Conditions to Each Party's Obligations. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver on or prior to the Closing Date of the following conditions:

    7.1.1. COMPANY STOCKHOLDER APPROVAL. The Merger Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the stockholders of the Company in accordance with the OGCA and the Certificate of Incorporation.

    7.1.2. NO INJUNCTION OR ACTION. No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced or threatened by any court or other Governmental Authority, which prohibits or prevents the consummation of the Merger or could reasonably be expected to have a Company Material Adverse Effect or a Merger Benefit Detriment.

    7.1.3. GOVERNMENTAL APPROVALS. All waivers, consents, approvals, orders and authorizations of, and notices, reports and filings with, Governmental Authorities necessary for the consummation of the transactions contemplated hereby shall have been obtained or made and shall be in full force and effect without the imposition of any terms, conditions, restrictions or limitations, except for the imposition of any terms, conditions, restrictions and limitations in respect of, and failures to have obtained or made, or failures to be in full force and effect of, such waivers, consents, approvals, orders, authorizations, notices, reports or filings which will not, individually or in the aggregate, have a Company Material Adverse Effect or a Merger Benefit Detriment.

    7.1.4. HSR ACT. The waiting period (or any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated.

    7.1.5. REORGANIZATION OPINION. Parent and the Company shall have received from Fried, Frank, Harris, Shriver & Jacobson a written opinion, addressed to Parent and the Company and dated as of the Closing Date, that the exchange of Company Common Stock for Parent Common Stock pursuant to the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Fried, Frank, Harris, Shriver & Jacobson may require and rely upon representations and statements contained in the certificates from Parent and the Company referred to in Sections 6.4(b) and (c).

    7.1.6. REGISTRATION STATEMENT EFFECTIVE. The Form S-4 shall have become effective prior to the mailing of Company Proxy Statement and no stop order suspending the effectiveness of the Form S-4 shall then be in effect.

    7.1.7. STOCK EXCHANGE LISTING. The shares of Parent Common Stock to be issued pursuant to the Merger shall have been duly approved for listing on the NYSE, subject to official notice of issuance.

    SECTION 7.2. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be subject to the fulfillment on or prior to the Closing Date of the following additional conditions, any one or more of which may be waived by the Company:

    7.2.1. PARENT REPRESENTATION AND WARRANTIES. The representations and warranties of Parent contained in this Agreement shall be true and correct when made, and as of the Closing Date as if made on and as of such date (provided that such representations and warranties which are expressly made as of a specific date need be true and correct only as of such specific date), except to the extent that any failures of such representations and warranties to be so true and correct, would not, individually or in the aggregate, have a Parent Material Adverse Effect (disregarding for these purposes any materiality, Parent Material Adverse Effect or corollary qualifications contained therein).

    7.2.2. PERFORMANCE BY PARENT. Parent shall have performed and complied in all material respects with all of the covenants and agreements required by this Agreement to be performed or complied with by Parent on or prior to the Closing Date.

    7.2.3. NO MATERIAL ADVERSE CHANGE. There shall not have occurred after the date hereof any Event or Events that, individually or the aggregate, has a Parent Material Adverse Effect.

    7.2.4. CERTIFICATES AND OTHER DELIVERIES. Parent shall have delivered to the Company an officer's certificate to the effect that the conditions set forth in Subsections 7.2.1, 7.2.2, and 7.2.3 above, have been satisfied.

    SECTION 7.3. Conditions to Obligations of Parent. The obligations of Parent to effect the Merger shall be subject to the fulfillment on or prior to the Closing Date of the following additional conditions, any one or more of which may be waived by Parent:

    7.3.1. COMPANY REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company contained in this Agreement shall be true and correct when made and as of the Closing Date as if made on and as of such date (provided that such representations and warranties which are by their express provisions made as of a specific date need be true and correct only as of such specific date), except to the extent that any failures of such representations and warranties to be so true and correct, will not, individually or the aggregate, have a Company Material Adverse Effect (disregarding for these purposes any materiality, Company Material Adverse Effect or corollary qualifications contained therein).

    7.3.2. PERFORMANCE BY THE COMPANY. The Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date.

    7.3.3. NO MATERIAL ADVERSE CHANGE. There shall have not occurred after the date hereof any Event or Events that would, individually or in the aggregate, have a Company Material Adverse Effect; provided that any actions taken by Parent or any Parent Subsidiary in connection with the Cedarapids Lawsuits (as defined below) shall not constitute a Company Material Adverse Effect.

    7.3.4. MISCELLANEOUS AGREEMENT. The transactions contemplated by the Miscellaneous Agreement shall have been consummated prior to the Closing Date.

    7.3.5. TERMINATION OF CERTAIN AGREEMENTS. Each of the Investment Agreement, dated as of August 19, 1991, between the Company and the other party thereto, the Shareholders

    Agreement, dated as of August 19, 1991, between the Company and the other parties thereto and the Registration Rights Agreement, dated as of August 19, 1991, between the Company and the other party thereto shall be terminated and shall have no further force and effect.

    7.3.6. CONSENTS. The Company shall have obtained all necessary Consents to the completion of the Merger and the other transactions contemplated by this Agreement and such Consents shall be in full force and effect.

    7.3.7. CERTIFICATES AND OTHER DELIVERIES. The Company shall have delivered, or caused to be delivered, to Parent (i) an officer's certificate to the effect that the conditions set forth in Subsections 7.3.1, 7.3.2 and 7.3.3 above, have been satisfied and (ii) the certificates contemplated by Section 1.2(c).

                                  ARTICLE VIII
                                  TERMINATION

    SECTION 8.1. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the stockholders of the Company:

    (a) by mutual consent of the Company and Parent;

    (b) (1) by the Company, if there has been a breach by Parent of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause the condition set forth in Section 7.2.1 or Section 7.2.2 not to be satisfied and, in either such case, such breach or condition is not curable or, if curable, has not been promptly cured within 30 days following receipt by Parent of written notice of such breach; (2) by Parent, if there has been a breach by the Company of (x) any of the covenants or agreements set forth in Sections 4.4 or 4.8 or (y) any of its representations, warranties, covenants or agreements (other than those set forth in Sections 4.4 or 4.8) contained in this Agreement that would cause the condition set forth in Section 7.3.1 or
Section 7.3.2 not to be satisfied and, in the case of a breach described in clause (x) or (y), such breach or condition is not curable or, or if curable, has not been promptly cured within 10 days (in the case of a breach described in clause (x)) or 30 days (in the case of a breach described in clause (y)) following receipt by the Company of written notice of such breach;

    (c) by either Parent or the Company if any decree, permanent injunction, judgment or order of any Governmental Authority preventing or prohibiting consummation of the Merger shall have become final and nonappealable;

    (d) by either Parent or the Company if the Merger shall not have been consummated before December 31, 2001 (the "END DATE");

    (e) by either Parent or the Company if the transactions contemplated by this Agreement shall fail to receive the Company Stockholder Approval at the Company Stockholders Meeting or any adjournment or postponement thereof; or

    (f) by Parent, if the Board of Directors of the Company shall have withdrawn, or modified or changed, in a manner adverse to Parent or Merger Sub, its approval or recommendation of the Merger or shall have recommended any Takeover Proposal.

    SECTION 8.2. Effect of Termination. (a) In the event of the termination of this Agreement by either the Company or Parent pursuant to Section 8.1, this Agreement shall become void and of no effect and there shall be no liability under this Agreement on the part of Parent or the Company, other than the provisions of this Section 8.2 and Section 9.4, and except to the extent that such termination results from a willful breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

    (b) The Company shall pay to Parent, in such manner as is designated by Parent, an aggregate amount equal to the Expenses (as defined below) (without duplication for Expenses paid previously pursuant to Section 8.2(c)), plus
$3 million (the "TERMINATION FEE"), as follows: (1) if the Company or Parent shall terminate this Agreement pursuant to Sections 8.1(d) or 8.1(e) and at any time after the date of this Agreement and on or prior to the date of the Company Stockholders Meeting a Takeover Proposal shall have been publicly announced and, within 12 months of the termination of this Agreement, the Company enters into a definitive agreement with respect to an Acquisition Transaction, (2) if Parent shall terminate this Agreement pursuant to Section 8.1(b)(2) and within 12 months of the termination of this Agreement the Company enters into a definitive agreement with respect to an Acquisition Transaction, or (3) if Parent shall terminate this Agreement pursuant to Section 8.1(f) and within 12 months of the termination of this Agreement the Company enters into a definitive agreement with respect to an Acquisition Transaction.

    (c) The Company shall pay to Parent, in such manner as is designated by Parent, an amount equal to the Expenses if Parent shall terminate this Agreement pursuant to Sections 8.1(b)(2) or 8.1(f) or if the Company or Parent shall terminate this Agreement pursuant to Section 8.1(e).

    (d) The Termination Fee required to be paid pursuant to Section 8.2(b) shall be paid at the time the Company enters into a definitive agreement with respect to an Acquisition Transaction. The Expenses to be paid pursuant to Sections 8.2(b) and 8.2(c) shall be paid concurrently with notice of termination of this Agreement by the Company or Parent, as applicable.

    (e) The term "EXPENSES" shall mean all out-of-pocket expenses reasonably incurred by Parent in connection with this Agreement and the transactions contemplated hereby, including, without limitation, fees and expenses of accountants, attorneys and financial advisors; provided, however, that in no event shall the amount of Expenses exceed $1 million.

    (f) All payments under this Section 8.2 shall be made by wire transfer of immediately available funds to an account designated by the recipient of such funds.

    (g) The Company acknowledges that the agreements contained in this
Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without such agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amounts owing pursuant to this Section 8.2 when due, the Company shall in addition thereto pay to Parent and its affiliates all costs and expenses (including fees and disbursements of counsel) incurred in collecting such amounts, together with interest on such amounts (or any unpaid portion thereof) from the date such payment was required to be made until the date such payment is received by the Parent and its affiliates at the prime rate of Citibank, N.A. as in effect from time to time during such period plus 2 percent.

                                   ARTICLE IX
                                 MISCELLANEOUS

    SECTION 9.1. NOTICES. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given,

    if to Parent or Merger Sub, to:

       Terex Corporation
       500 Post Road East, Suite 320
       Westport, CT 06880
       Attention: Eric I Cohen, Senior Vice President,
                Secretary and General Counsel

       Facsimile No.: (203) 227-1647
    with a copy to:

       Fried, Frank, Harris, Shriver & Jacobson
       One New York Plaza
       New York, NY 10004-1980
       Attention: Stephen Fraidin, Esq.
                Steven G.Scheinfeld, Esq.

       Facsimile No.: (212) 859-4000

    if to the Company, to:

       CMI Corporation
       I-40 & Morgan Road
       P.O. Box 1985
       Oklahoma City, OK 73101
       Attention: Jim D. Holland, Senior Vice President,
                Treasurer and Chief

       Financial Officer Facsimile No.: (405) 491-2384

    with a copy to:

       Hartzog Conger Cason & Neville
       201 Robert S. Kerr Ave., Suite 1600
       Oklahoma City, OK 73102
       Attention: John D. Robertson, Esq.
                Armand Paliotta, Esq.

       Facsimile No.: (405) 235-7329

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties. Each such notice, request or other communication shall be effective (a) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section and the appropriate facsimile confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section.

    SECTION 9.2. NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties contained herein and in the certificates delivered pursuant to Sections 7.2.4 and 7.3.7 hereof shall not survive the Effective Time.

    SECTION 9.3. AMENDMENTS; NO WAIVERS. (a) Any provision of this Agreement (including the Exhibits, Appendices and Schedules hereto) may be amended or waived prior to the Effective Time at any time prior to or after the receipt of the Company Stockholder Approval, if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the receipt of the Company Stockholder Approval, if any such amendment or waiver shall by law or in accordance with the rules and regulations of any relevant securities exchange require further approval of stockholders, the effectiveness of such amendment or waiver shall be subject to the necessary stockholder approval.

    (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

    SECTION 9.4. EXPENSES. Except as otherwise specified in Section 8.2 or as otherwise agreed to in writing by the parties, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such cost or expense, except that
(i) the filing fees in respect to filings made pursuant to the HSR Act and all similar filings in other jurisdictions shall be paid by Parent; and (ii) all filing fees in connection with the filing with the Commission of the Form S-4 and the Company Proxy Statement, all printing, mailing and related expenses incurred in connection with printing and mailing of the Form S-4 and the Company Proxy

Statement and all other expenses not directly attributable to any one of the parties, shall be shared equally by Parent and the Company.

    SECTION 9.5. SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Merger Sub may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve Merger Sub of its obligations hereunder.

    SECTION 9.6. GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without regard to principles of conflict of laws, except to the extent that the OGCA shall be mandatorily applicable to the Merger.

    SECTION 9.7. JURISDICTION. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, the Voting Agreements or the transactions contemplated hereby or thereby may be brought in any federal or state court located in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

    SECTION 9.8. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

    SECTION 9.9. COUNTERPARTS; EFFECTIVENESS. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

    SECTION 9.10. ENTIRE AGREEMENT. This Agreement (including the Exhibits, Appendices and Schedules) the Voting Agreements, the Confidentiality Agreement and the Company Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof. Except as provided in Section 5.4, no provision of this Agreement or any other agreement contemplated hereby is intended to confer on any Person other than the parties hereto any rights or remedies.

    SECTION 9.11. CAPTIONS. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

    SECTION 9.12. SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

    SECTION 9.13. SPECIFIC PERFORMANCE. Each party acknowledges and agrees that the other party could be irreparably damaged in the event that its obligations contained in this Agreement and the

Voting Agreements are not performed in accordance with their specific terms or are otherwise breached in each case on or prior to the Effective Time. Accordingly, each party agrees that the other party will be entitled to an injunction or injunctions to enforce specifically any covenants in any action in any court having personal and subject matter jurisdiction, in addition to any other remedy to which that party may be entitled at law or in equity.

    SECTION 9.14. DISCLOSURE SCHEDULE. Certain information set forth in the Company Disclosure Schedule is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any such information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by the Company in this Agreement or that it is material, nor shall such information be deemed to establish a standard of materiality.

    SECTION 9.15. KNOWLEDGE. (a) Reference to the "knowledge" of the Company shall be to the knowledge, after reasonable investigation, of any of the individuals listed on APPENDIX II and, with respect to representations and warranties made or deemed to be made as of the Closing Date, unless expressly limited to a specified date, shall include knowledge obtained at any time after the date hereof and prior to the Closing Date.

    (b) Reference to the "knowledge" of Parent shall be to the knowledge, after reasonable investigation, of any of the individuals listed on APPENDIX III and, with respect to representations and warranties made or deemed to be made as of the Closing Date, unless expressly limited to a specified date, shall include knowledge obtained at any time after the date hereof and prior to the Closing Date.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                                       TEREX CORPORATION

                                                       By:  /s/ ERIC I COHEN
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       CMI CORPORATION

                                                       By:  /s/ BILL SWISHER
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       CLAUDIUS ACQUISITION CORP.

                                                       By:  /s/ ERIC I COHEN
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                                      APPENDIX I

                            CLOSING NET DEBT AMOUNT

    Capitalized terms contained in this Appendix I shall have the meanings ascribed to such terms in the Agreement unless otherwise defined herein. For purposes of Section 1.2(b) of the Agreement, the consolidated net debt of the Company shall mean all Indebtedness of the Company and the Company Subsidiaries less unrestricted cash and adjusted to exclude intercompany balances. Notwithstanding anything to the contrary in this APPENDIX I or in the Agreement, the parties acknowledge and agree that the following obligations shall not be considered in calculating the consolidated net debt of the Company pursuant to
Section 1.2(b) of the Agreement: (A) any prepayment or other similar fees payable under the terms and provisions of any of the Indebtedness as a result of the Merger or the other transactions contemplated by the Agreement, (B) any fees payable by the Company to Credit Suisse First Boston Corporation in connection with the consummation of the Merger, (C) any amounts paid or payable to George William Swisher, Jr. or Industrial Investments in connection with the Miscellaneous Agreement or the Swisher Non-Compete Agreement, (D) any amounts owed or allegedly owed by the Company to Cedarapids, Inc. in connection with the patent infringement cases pending in the U.S. District Court for the Western District of Oklahoma and the U.S. District Court for the Northern District of Iowa (the "CEDARAPIDS LAWSUITS"), (E) any amounts payable in the event that the other equity holders of CMI Cifali Equipamentos, Ltda. f/k/a Cifali &
Cia. Ltda. ("CIFALI") give notice of their intent to exercise their put rights under Section 2.6.12.3 of the Stock Purchase Agreement, dated July 26, 2000, among the Company, Cifali and certain other parties (the "CIFALI AGREEMENT");
(F) any amounts payable to Judith E. Barton pursuant to Section 4.3 of the Employment Agreement, dated January 7, 2000, between the Company and
Mrs. Barton; (G) any contingent liabilities relating to equipment residual value guarantees provided by the Company or a Company Subsidiary to the CIT Group/Equipment Financing, Inc. or other similar institution; (H) any amounts payable pursuant to the Settlement Agreement, dated June 20, 2001, among Melvin
L. Black Incorporated, Melvin L. Black, Katherine E. Black and the Company; or
(I) any amounts payable pursuant to Section 2.1(b) of the Cifali Agreement.

    For purposes of this APPENDIX I, the following terms shall have the meanings set forth below:

    "INDEBTEDNESS" of any entity shall mean, without duplication, (a) all obligations of such entity for borrowed money or advances of any kind (other than nonrefundable customer deposits), (b) all obligations of such entity evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such entity upon which interest charges are customarily paid,
(d) all obligations of such entity under conditional sale or other title retention agreements relating to property or assets purchased by such entity,
(e) all obligations of such entity issued or assumed as the deferred purchase price of property or services (excluding trade accounts payable and accrued obligations incurred in the ordinary course of business), (f) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such entity, whether or not the obligations secured thereby have been assumed, (g) all Guarantees by such entity, (h) all Capital Lease Obligations of such entity, and (i) all obligations of such entity as an account party in respect of letters of credit and bankers' acceptances.

    "LIEN" shall mean, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, encumbrance, charge, or security interest in or on such asset (other than liens for taxes not yet due and payable in the ordinary course of business), (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

    "GUARANTEE" of or by any entity shall mean any obligation, contingent or otherwise, of such person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other entity (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such entity, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or advance or supply funds for the purchase or payment of) any security for the payment of such Indebtedness, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness of the payment of such Indebtedness or (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness; provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business.

    "CAPITAL LEASE OBLIGATIONS" of any entity shall mean the obligations of such entity to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such entity under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

                                  APPENDIX II

George William Swisher, Jr.
Jim D. Holland
Carl E. Hatton
Thane A. Swisher

                                     AII-1

                                  APPENDIX III

Ronald M. DeFeo
Joseph F. Apuzzo
Eric I Cohen
Brian J. Henry

                                     AIII-1

                                                                       ANNEX B-1
                                                               EXECUTION VERSION

                                VOTING AGREEMENT

    THIS VOTING AGREEMENT (this "AGREEMENT"), dated as of June 27, 2001, among TEREX CORPORATION, a Delaware corporation ("PARENT"), CLAUDIUS ACQUISITION CORP., an Oklahoma corporation and a direct wholly owned subsidiary of Parent ("MERGER SUB"), CMI CORPORATION, an Oklahoma corporation (the "COMPANY"), and RECOVERY EQUITY INVESTORS, L.P., a Delaware limited partnership ("REI").

                              W I T N E S S E T H:

    WHEREAS, Parent, Merger Sub and the Company are executing an Agreement and Plan of Merger, dated as of the date hereof (the "MERGER AGREEMENT"), which provides for, among other things, the merger of Merger Sub with and into the Company and the exchange of all shares of Company Common Stock outstanding immediately prior to the Effective Time for the Merger Consideration.

    WHEREAS, pursuant to Sections 1081 and 1082 of the OGCA and the Certificate of Incorporation, the vote of a majority of the outstanding shares of Company Common Stock is required to adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement.

    WHEREAS, REI is the beneficial and record owner and has the sole power to direct the vote of 7,116,667 shares of Company Common Stock (such shares together with any shares of Company Common Stock subsequently acquired by REI, the "REI SECURITIES").

    WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement and for other good and valuable consideration, Parent, Merger Sub, the Company and REI are entering into this Agreement pursuant to which REI agrees to vote the Subject Securities (as defined below) in favor of the adoption and approval of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

    NOW, THEREFORE, in consideration of the promises and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

    1. DEFINITIONS. All capitalized terms, unless otherwise defined herein, shall have the meaning ascribed to such terms in the Merger Agreement.

    2. AGREEMENT TO VOTE. REI hereby irrevocably agrees that, from and after the date hereof until the Expiration Date (as defined below), at any annual, special or any other meeting of the shareholders of the Company (or adjournment or postponement thereof), however called or in respect of which REI is or may be entitled to act by written consent, REI shall vote (or cause to be voted) all of the REI Securities and any other shares of Company Common Stock, that pursuant to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding, REI may direct the vote thereof with respect to matters similar to those set forth in the following clauses (i) and (ii) (such shares, the "OTHER SECURITIES" and together with the REI Securities, the "SUBJECT SECURITIES"), (i) in favor of adoption and approval of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement and (ii) except as otherwise agreed to in writing in advance by Parent, against
(a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company (other than the Merger and the transactions contemplated by the Merger Agreement), (b) a sale, lease or transfer of all or substantially all of the assets of the Company, or (c) a reorganization, recapitalization, dissolution or liquidation of the Company. REI shall not enter into any agreement or understanding with any Person prior to the Expiration Date to vote in

                                     B-1-1
any manner inconsistent herewith. In furtherance of the transactions contemplated hereby, on the date hereof, REI will execute and deliver to Parent an irrevocable proxy in the form of Exhibit A hereto (the "PROXY") and irrevocably appoint Parent or its designees, its attorney-in-fact and proxy to vote all of the Subject Securities to the extent provided in the Proxy, with full power of substitution. REI acknowledges that the Proxy (a) shall be coupled with an interest, (b) constitutes, among other things, an inducement for Parent and Merger Sub to enter into the Merger Agreement, and (c) shall be irrevocable and shall not be terminated upon the occurrence of any event; provided that the Proxy shall terminate upon the Expiration Date. REI hereby revokes all other proxies and powers of attorney with respect to the Subject Securities that it may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be granted (and if granted, shall not be effective) by REI prior to the Expiration Date with respect thereto.

    3.  FURTHER AGREEMENTS OF REI.

        (a) REI hereby agrees, while this Agreement is in effect, and except as contemplated hereby, not to (i) sell, transfer, pledge, hypothecate, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, hypothecation, encumbrance, assignment or other disposition of, the Subject Securities, or any interest in any of the foregoing, except to Parent, or (ii) grant any proxies or powers of attorney, deposit any of the Subject Securities into a voting trust or enter into a voting agreement with respect to any of the Subject Securities, or any interest in any of the foregoing, except to Parent or in accordance with this Agreement.

        (b) REI hereby irrevocably waives any appraisal or dissenters rights that REI may have in connection with the Merger.

        (c) Neither REI, nor any of its partners, employees, agents, affiliates, accountants, counsel, investment bankers, financial advisors or other representatives shall (i) directly or indirectly, initiate, solicit or encourage, or take any action to facilitate the making of, any Takeover Proposal, (ii) directly or indirectly engage in any discussions or negotiations with, or provide any information or data to or otherwise assist, facilitate or encourage, any person (other than Parent) in connection with any Takeover Proposal or (iii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Takeover Proposal. From and after the date hereof, REI and all representatives of REI shall cease any activities with respect to the foregoing.

        (d) REI hereby irrevocably waives the applicability of Section 4.2 of that certain Investment Agreement, dated as of August 19, 1991, between REI and the Company (the "INVESTMENT AGREEMENT") to the issuance of Company Common Stock pursuant to Section 3 of the Miscellaneous Agreement; provided that such waiver shall terminate on the Expiration Date.

        (e) Prior to or at the Effective Time, REI agrees to enter into agreements to terminate, as of the Effective Time, (i) the Investment Agreement, (ii) that certain Shareholders Agreement, dated as of August 19, 1991, among REI, the Company, George William Swisher, Jr. and certain other parties and (iii) that certain Registration Rights Agreement, dated as of August 19, 1991, between the Company and REI.

    4. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB. Parent and Merger Sub hereby represent and warrant as follows:

    (a) ORGANIZATION AND GOOD STANDING. Parent and Merger Sub are corporations duly organized, validly existing and in good standing under the laws of the States of Delaware and Oklahoma, respectively.

                                     B-1-2

    (b) AUTHORIZATION; BINDING AGREEMENT. Parent and Merger Sub each have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of each of Parent and Merger Sub and by Parent in its capacity as sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company and REI, constitutes the legal, valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms.

    (c) NO CONFLICTS. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and compliance by each of Parent and Merger Sub with any of the provisions hereof will not (i) conflict with or result in any breach of any provision of the certificates of incorporation or bylaws of Parent or Merger Sub, (ii) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of any material obligation to which Parent or Merger Sub is a party or by which any of them or any of their properties or assets may be bound, (iii) result in the creation or imposition of any Lien upon any of the assets of Parent or Merger Sub, or (iv) conflict with or violate any applicable provision of any Law currently in effect to which Parent or Merger Sub or any of their respective assets or properties are subject.

    5. REPRESENTATIONS AND WARRANTIES OF REI. REI hereby represents and warrants as follows:

    (a) ORGANIZATION AND GOOD STANDING. REI is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware.

    (b) AUTHORIZATION; BINDING AGREEMENT. REI has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other proceedings on the part of REI are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by REI and, assuming the due authorization, execution and delivery of this Agreement by Parent, Merger Sub and the Company, constitutes the legal, valid and binding agreement of REI, enforceable against REI in accordance with its terms.

    (c) NO CONFLICTS. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and compliance by REI with any of the provisions hereof will not (i) conflict with or result in any breach of any provision of the organizational documents of REI, (ii) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of any material obligation to which REI is a party or by which it or any of its properties or assets may be bound, (iii) result in the creation or imposition of any Lien upon any of the assets of REI, or (iv) conflict with or violate any applicable provision of any Law currently in effect to which REI or its assets or properties are subject.

    (d) OWNERSHIP OF SECURITIES; VOTING RIGHTS. REI owns, of record and beneficially, the REI Securities. REI has sole voting power with respect to the Subject Securities. Except (i) pursuant to this Agreement, and (ii) as otherwise restricted pursuant to Section 3 of that certain Shareholders Agreement, dated as of August 19, 1991, among REI, the Company, George William Swisher, Jr. and

                                     B-1-3
certain other parties, the REI Securities are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the REI Securities. The Other Securities are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Other Securities that would prevent or restrict REI from voting the Other Securities in accordance with this Agreement.

    (e) GOOD TITLE. Upon consummation of the Merger, Parent will receive good, valid and marketable title to the REI Securities, free and clear of all sec2urity interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Parent's voting rights, charges and other encumbrances of any nature whatsoever.

    (f) FINDERS AND INVESTMENT BANKERS. Neither REI nor any of its general or limited partners has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby.

    6. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants as follows:

    (a) ORGANIZATION AND GOOD STANDING. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma.

    (b) AUTHORIZATION; BINDING AGREEMENT. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement, the execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent, Merger Sub and REI, constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

    (c) NO CONFLICTS. Except as set forth on the Company Disclosure Schedule to the Merger Agreement, the execution and delivery of this Agreement, the consummation by the Company of the transactions contemplated hereby and compliance by the Company with any of the provisions hereof will not
(i) conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws, (ii) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of any Material Contract or other material obligation to which the Company is a party or by which it or any of its properties or assets may be bound, (iii) result in the creation or imposition of any Lien upon any of the assets of the Company, or (iv) conflict with or violate any applicable provision of any Law currently in effect to which the Company or its assets or properties are subject.

    (d) FINDERS AND INVESTMENT BANKERS. Neither the Company nor any of its officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby (other than pursuant to the agreements with Credit Suisse First Boston Corporation).

                                     B-1-4

    7. TERMINATION. This Agreement shall terminate on the earlier of (a) the Effective Time or (b) the termination of the Merger Agreement (the date on which this Agreement terminates, the "EXPIRATION DATE").

    8.  MISCELLANEOUS.

    8.1. SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

    8.2. AMENDMENTS; NO WAIVERS. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub and REI, or in the case of a waiver, by the party against whom the waiver is to be effective.

    8.3. NOTICES. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given,

    if to Parent or Merger Sub, to:

        Terex Corporation
       500 Post Road East, Suite 320
       Westport, CT 06880
       Attention: Eric I Cohen, Senior Vice President, Secretary
                   and General Counnsel
       Facsimile No.: (203) 227-1647

    with a copy to:

        Fried, Frank, Harris, Shriver & Jacobson
       One New York Plaza
       New York, NY 10004-1980
       Attention: Stephen Fraidin, Esq.
               Steven G. Scheinfeld, Esq.
       Facsimile No.: (212) 859-4000

    if to the Company, to:

        CMI Corporation
       I-40 & Morgan Road
       P.O. Box 1985
       Oklahoma City, OK 73101
       Attention: Jim D. Holland, Senior Vice President, Treasurer and Chief Financial Officer

       Facsimile No.: (405) 491-2384

    with a copy to:

        Hartzog Conger Cason & Neville
       201 Robert S. Kerr Ave., Suite 1600
       Oklahoma City, OK 73102
       Attention: John D. Robertson, Esq.
                Armand Paliotta, Esq.

       Facsimile No.: (405) 235-7329

                                     B-1-5
    if to REI, to:

        555 Twin Dolphin Drive, Suite 185
       Redwood, CA 94065
       Attention: Jeffrey A. Lipkin
       Facsimile No.: (650) 622-9776

    with a copy to:

        Morgan, Lewis & Bockius LLP
       101 Park Avenue
       New York, NY 10178
       Attention: James A. Mercadante, Esq.
       Facsimile No.: (212) 309-6273

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties. Each such notice, request or other communication shall be effective (a) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.3 and the appropriate facsimile confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 8.3.

    8.4. GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflict of laws.

    8.5. SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

    8.6. COUNTERPARTS; EFFECTIVENESS. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

    8.7. FEES AND EXPENSES. Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses.

    8.8. JURISDICTION. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby may be brought in any federal or state court located in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

                                     B-1-6

    8.9. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

    8.10. CAPTIONS. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

    8.11. SPECIFIC PERFORMANCE. Each party acknowledges and agrees that the other parties could be irreparably damaged in the event that its obligations contained in this Agreement are not performed in accordance with their specific terms or are otherwise breached in each case on or prior to the Expiration Date. Accordingly, each party agrees that each other party will be entitled to an injunction or injunctions to enforce specifically any covenants in any action in any court having personal and subject matter jurisdiction, in addition to any other remedy to which that party may be entitled at law or in equity.

    8.12. SHAREHOLDER CAPACITY. Nothing in this Agreement, including without limitation Section 3(c) hereof, shall limit or restrict any affiliate or designee of REI who serves as a member of the Board of Directors of the Company in acting in his or her capacity as a director of the Company and exercising his or her fiduciary duties and responsibilities, it being understood that this Agreement shall apply to REI solely in its capacity as a shareholder of the Company and shall not apply to any such affiliate or designee's actions, judgments or decisions as a director of the Company.

                                     B-1-7

    IN WITNESS WHEREOF, the Company, Parent, Merger Sub and REI have caused this Agreement to be duly executed as of the day and year first above written.

                                                       TEREX CORPORATION

                                                       By:  /s/ ERIC I COHEN
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       CMI CORPORATION

                                                       By:  /s/ JAMES D. HOLLAND
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       CLAUDIUS ACQUISITION CORP.

                                                       By:  /s/ ERIC I COHEN
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       RECOVERY EQUITY INVESTORS, L.P.
                                                       its General Partner

                                                       By:  /s/ JOSEPH J. FINN-EGAN
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       By:  /s/ JEFFREY A. LIPKIN
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                     B-1-8

                                                                       EXHIBIT A

                               IRREVOCABLE PROXY

    Pursuant to the Voting Agreement, dated as of June 27, 2001, among Terex Corporation, a Delaware corporation ("PARENT"), Claudius Acquisition Corp., an Oklahoma corporation, and a direct wholly owned subsidiary of Parent ("MERGER SUB"), CMI Corporation, an Oklahoma corporation (the "COMPANY"), and the undersigned (the "VOTING AGREEMENT"), the undersigned hereby irrevocably appoints, subject to the proviso to this sentence, designees of Parent, the attorneys, agents and proxies, with full power of substitution, for the undersigned and in the name, place and stead of the undersigned to vote in such manner as such attorneys, agents and proxies or their substitutes shall in their sole discretion deem proper and otherwise act, including the execution of written consents, with respect to all voting securities (the "SECURITIES") of the Company, which the undersigned is or may be entitled to vote with respect to the Specified Issues (as defined below), whether such vote shall take place at an annual or special meeting of the Company or whether or not at an adjourned or postponed meeting, or in respect of which the undersigned is or may be entitled to act by written consent; provided, however, that (a) with respect to any of the actions described in clause (i) of the next succeeding sentence, such designees (and any substitutes thereof) are so appointed only to vote in favor of any such actions, and (b) with respect to any of the actions described in clause (ii) of the next succeeding sentence, such designees (and any substitutes thereof) are so appointed only to vote against any such actions. For purposes hereof, "SPECIFIED ISSUES" shall mean a vote concerning (i) the adoption and approval of the Agreement and Plan of Merger dated as of June 27, 2001 among Parent, the Company and Merger Sub (the "MERGER AGREEMENT") and the merger pursuant thereto and approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and (ii) any of the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company; and (b) a sale, lease or transfer of all or substantially all of the assets of the Company, or a reorganization, recapitalization, dissolution or liquidation of the Company. This Proxy is coupled with an interest and shall be irrevocable and binding on any successor in interest of the undersigned. This Proxy shall operate to revoke any prior proxy as to the Securities heretofore granted by the undersigned. This Proxy shall be effective as of the date of the Voting Agreement and shall terminate upon the Expiration Date (as defined in the Voting Agreement).

                                    B-1-A-1

                                                                       ANNEX B-2
                                                               EXECUTION VERSION

                                VOTING AGREEMENT

    THIS VOTING AGREEMENT (this "AGREEMENT"), dated as of June 27, 2001, among TEREX CORPORATION, a Delaware corporation ("PARENT"), CLAUDIUS ACQUISITION CORP., an Oklahoma corporation and a direct wholly owned subsidiary of Parent ("MERGER SUB"), CMI CORPORATION, an Oklahoma corporation (the "Company"), the GEORGE WILLIAM SWISHER, JR. and HAZEL WANDA SWISHER CHARITABLE REMAINDER UNITRUST, the GEORGE WILLIAM SWISHER, JR. and HAZEL WANDA SWISHER CHARITABLE REMAINDER UNITRUST II, the GEORGE WILLIAM SWISHER, JR. TRUST, and the GEORGE W. SWISHER, SR. TRUST (collectively, the "Swisher Trusts"), and GEORGE WILLIAM SWISHER, JR. a/k/a Bill Swisher ("SWISHER"), in an individual capacity and in his capacity as trustee of the Swisher Trusts.

                              W I T N E S S E T H:

    WHEREAS, Parent, Merger Sub and the Company are executing an Agreement and Plan of Merger, dated as of the date hereof (the "MERGER AGREEMENT"), which provides for, among other things, the merger of Merger Sub with and into the Company and the exchange of all shares of Company Common Stock outstanding immediately prior to the Effective Time for the Merger Consideration.

    WHEREAS, pursuant to Sections 1081 and 1082 of the OGCA and the Certificate of Incorporation, the vote of a majority of the outstanding shares of Company Common Stock is required to adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement.

    WHEREAS, the Swisher Trusts are the record owners of and Swisher is the beneficial owner and has the power to direct the vote of 2,066,883 shares of Company Common Stock (such shares, together with any shares of Company Common Stock subsequently acquired by the Swisher Trusts and/or Swisher, the "SWISHER SECURITIES").

    WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement and for other good and valuable consideration, Parent, Merger Sub, the Company, the Swisher Trusts and Swisher are entering into this Agreement pursuant to which the Swisher Trusts and Swisher agree to vote the Subject Securities (as defined below) in favor of the adoption and approval of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

    NOW, THEREFORE, in consideration of the promises and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

    1. DEFINITIONS. All capitalized terms, unless otherwise defined herein, shall have the meaning ascribed to such terms in the Merger Agreement.

    2. AGREEMENT TO VOTE. The Swisher Trusts and Swisher hereby irrevocably agree that, from and after the date hereof until the Expiration Date (as defined below), at any annual, special or any other meeting of the shareholders of the Company (or adjournment or postponement thereof), however called or in respect of which the Swisher Trusts and/or Swisher are or may be entitled to act by written consent, the Swisher Trusts and Swisher shall vote (or cause to be voted) all of the Swisher Securities and any other shares of Company Common Stock, that pursuant to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding, the Swisher Trusts and/or Swisher may direct the vote thereof with respect to matters similar to those set forth in the following clauses (i) and (ii) (such shares, the "Other Securities" and together with the Swisher Securities, the "Subject Securities"), (i) in favor of adoption and approval of the Merger Agreement, the Merger and the

                                     B-2-1
transactions contemplated by the Merger Agreement and (ii) except as otherwise agreed to in writing in advance by Parent, against (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company (other than the Merger and the transactions contemplated by the Merger Agreement), (b) a sale, lease or transfer of all or substantially all of the assets of the Company, or (c) a reorganization, recapitalization, dissolution or liquidation of the Company. The Swisher Trusts and Swisher shall not enter into any agreement or understanding with any Person prior to the Expiration Date to vote in any manner inconsistent herewith. In furtherance of the transactions contemplated hereby, on the date hereof, the Swisher Trusts and Swisher will execute and deliver to Parent an irrevocable proxy in the form of Exhibit A hereto (the "PROXY") and irrevocably appoint Parent or its designees, its attorney-in-fact and proxy to vote all of the Subject Securities to the extent provided in the Proxy, with full power of substitution. The Swisher Trusts and Swisher acknowledge that the Proxy
(a) shall be coupled with an interest, (b) constitutes, among other things, an inducement for Parent and Merger Sub to enter into the Merger Agreement, and
(c) shall be irrevocable and shall not be terminated upon the occurrence of any event; provided that the Proxy shall terminate upon the Expiration Date. The Swisher Trusts and Swisher hereby revoke all other proxies and powers of attorney with respect to the Subject Securities that they may have heretofore appointed or granted, and no subsequent proxy or power of attorney shall be granted (and if granted, shall not be effective) by the Swisher Trusts and/or Swisher with respect thereto prior to the Expiration Date.

    3.  FURTHER AGREEMENTS OF THE SWISHER TRUSTS AND SWISHER.

    (a) The Swisher Trusts and Swisher hereby agree, while this Agreement is in effect, and except as contemplated hereby, not to (i) sell, transfer, pledge, hypothecate, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, pledge, hypothecation, encumbrance, assignment or other disposition of, the Subject Securities, or any interest in any of the foregoing, except to Parent, or
(ii) grant any proxies or powers of attorney, deposit any of the Subject Securities into a voting trust or enter into a voting agreement with respect to any of the Subject Securities, or any interest in any of the foregoing, except to Parent or in accordance with this Agreement.

    (b) The Swisher Trusts and Swisher hereby irrevocably waive any appraisal or dissenters rights that the Swisher Trusts and/or Swisher may have in connection with the Merger.

    (c) Neither the Swisher Trusts nor Swisher, nor any of their respective partners, employees, agents, affiliates, accountants, counsel, investment bankers, financial advisors or other representatives shall (i) directly or indirectly, initiate, solicit or encourage, or take any action to facilitate the making of, any Takeover Proposal, (ii) directly or indirectly engage in any discussions or negotiations with, or provide any information or data to or otherwise assist, facilitate or encourage, any person (other than Parent) in connection with any Takeover Proposal or (iii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Takeover Proposal. From and after the date hereof, the Swisher Trusts and Swisher and all representatives of the Swisher Trusts and Swisher shall cease any activities with respect to the foregoing.

    (d) Prior to or at the Effective Time, Swisher agrees to enter into an agreement to terminate, as of the Effective Time, that certain Shareholders Agreement, dated as of August 19, 1991, among Recovery Equity Investors, L.P., the Company, Swisher and certain other parties (the "SHAREHOLDERS AGREEMENT").

                                     B-2-2

    4. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB. Parent and Merger Sub hereby represent and warrant as follows:

    (a) ORGANIZATION AND GOOD STANDING. Parent and Merger Sub are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware and Oklahoma, respectively.

    (b) AUTHORIZATION; BINDING AGREEMENT. Parent and Merger Sub each have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of each of Parent and Merger Sub and by Parent in its capacity as sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, the Swisher Trusts and Swisher, constitutes the legal, valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms.

    (c) NO CONFLICTS. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and compliance by each of Parent and Merger Sub with any of the provisions hereof will not (i) conflict with or result in any breach of any provision of the certificates of incorporation or bylaws of Parent or Merger Sub, (ii) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of any material obligation to which Parent or Merger Sub is a party or by which any of them or any of their properties or assets may be bound, (iii) result in the creation or imposition of any Lien upon any of the assets of Parent or Merger Sub, or (iv) conflict with or violate any applicable provision of any Law currently in effect to which Parent or Merger Sub or any of their respective assets or properties are subject.

    5. REPRESENTATIONS AND WARRANTIES OF THE SWISHER TRUSTS AND SWISHER. The Swisher Trusts and Swisher hereby represent and warrant as follows:

    (a) DUE FORMATION; VALID EXISTENCE. The Swisher Trusts have been duly formed and are validly existing as trusts under the laws of the State of Oklahoma pursuant to (i) the George William Swisher, Jr. and Hazel Wanda Swisher Charitable Remainder Unitrust Agreement, dated December 22, 1994, by and between Swisher, Hazel Wanda Swisher, as trustors, and Swisher, as trustee, (ii) the George William Swisher, Jr. and Hazel Wanda Swisher Charitable Remainder Unitrust II Agreement, dated December 21, 1998, by and between Swisher and Hazel Wanda Swisher, as trustors, and Swisher, as trustee, (iii) the George William Swisher, Jr. Trust Agreement, dated December 31, 1993, by and between Swisher, as settlor, and Swisher, as trustee and (iv) the George W. Swisher, Sr. Trust Agreement, dated October 26, 1994, by and between George W. Swisher, Sr., as settlor, and George W. Swisher, Sr., Swisher and Maryanne Green, as co-trustees, as amended by the First Amendment to George W. Swisher, Sr. Trust Agreement, dated March 14, 1995 (collectively, the "SWISHER TRUST AGREEMENTS"). The Swisher Trust Agreements remain in full force and effect.

    (b) AUTHORIZATION; BINDING AGREEMENT. The Swisher Trusts and Swisher have all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other proceedings on the part of the Swisher Trusts are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Swisher and the Swisher Trusts and, assuming the due authorization,

                                     B-2-3
execution and delivery of this Agreement by Parent, Merger Sub and the Company, constitutes the legal, valid and binding agreement of Swisher and the Swisher Trusts, enforceable against Swisher and the Swisher Trusts in accordance with its terms.

    (c) NO CONFLICTS. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and compliance by Swisher and the Swisher Trusts with any of the provisions hereof will not (i) conflict with or result in any breach of any provision of the Swisher Trust Agreements,
(ii) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of any material obligation to which Swisher or the Swisher Trusts is a party or by which they or any of their respective properties or assets may be bound,
(iii) result in the creation or imposition of any Lien upon any of the assets of Swisher or the Swisher Trusts, or (iv) conflict with or violate any applicable provision of any Law currently in effect to which Swisher or the Swisher Trusts or their respective assets or properties are subject.

    (d) OWNERSHIP OF SECURITIES; VOTING RIGHTS. Schedule 5(d) sets forth a list of the Swisher Securities and the record owners thereof. The Swisher Trusts are the record owners of the Swisher Securities. Swisher is the beneficial owner of the Swisher Securities. Swisher, individually and/or as a trustee of the Swisher Trusts, has the power to vote the Subject Securities and no other person or entity may prevent or otherwise restrict Swisher from voting the Subject Securities in accordance with this Agreement. Except (i) pursuant to this Agreement and (ii) as otherwise restricted pursuant to Section 3 of the Shareholders Agreement, the Swisher Securities are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Swisher Securities. The Other Securities are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Other Securities that would prevent or restrict the Swisher Trusts and Swisher from voting the Other Securities in accordance with this Agreement.

    (e) GOOD TITLE. Upon consummation of the Merger, Parent will receive good, valid and marketable title to the Swisher Securities, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Parent's voting rights, charges and other encumbrances of any nature whatsoever.

    (f) FINDERS AND INVESTMENT BANKERS. The Swisher Trusts and Swisher have not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby.

    6. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants as follows:

    (a) ORGANIZATION AND GOOD STANDING. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma.

    (b) AUTHORIZATION; BINDING AGREEMENT. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement, the execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent,

                                     B-2-4

Merger Sub, the Swisher Trusts and Swisher, constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

    (c) NO CONFLICTS. Except as set forth on the Company Disclosure Schedule to the Merger Agreement, the execution and delivery of this Agreement, the consummation by the Company of the transactions contemplated hereby and compliance by the Company with any of the provisions hereof will not
(i) conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws, (ii) require any Consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or augment the performance required) under any of the terms, conditions or provisions of any Material Contract or other material obligation to which the Company is a party or by which it or any of its properties or assets may be bound, (iii) result in the creation or imposition of any Lien upon any of the assets of the Company, or (iv) conflict with or violate any applicable provision of any Law currently in effect to which the Company or its assets or properties are subject.

    (d) FINDERS AND INVESTMENT BANKERS. Neither the Company nor any of its officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby (other than pursuant to the agreements with Credit Suisse First Boston Corporation).

    7. TERMINATION. This Agreement shall terminate on the earlier of (a) the Effective Time or (b) the termination of the Merger Agreement (the date on which this Agreement terminates, the "EXPIRATION DATE").

    8.  MISCELLANEOUS.

    8.1. SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

    8.2. AMENDMENTS; NO WAIVERS. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, Swisher and the Swisher Trusts, or in the case of a waiver, by the party against whom the waiver is to be effective.

    8.3. NOTICES. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given,

    if to Parent or Merger Sub, to:

       Terex Corporation
       500 Post Road East, Suite 320
       Westport, CT 06880
       Attention: Eric I Cohen, Senior Vice President,
                Secretary and General Counsel

       Facsimile No.: (203) 227-1647

    with a copy to:

       Fried, Frank, Harris, Shriver & Jacobson
       One New York Plaza
       New York, NY 10004-1980
       Attention: Stephen Fraidin, Esq.
                Steven G.Scheinfeld, Esq.

       Facsimile No.: (212) 859-4000

                                     B-2-5
    if to the Company, to:

       CMI Corporation
       I-40 & Morgan Road
       P.O. Box 1985
       Oklahoma City, OK 73101
       Attention: Jim D. Holland, Senior Vice President,
                Treasurer and Chief Financial Officer

       Facsimile No.: (405) 491-2384

    with a copy to:

       Hartzog Conger Cason & Neville
       201 Robert S. Kerr Ave., Suite 1600
       Oklahoma City, OK 73102
       Attention: John D. Robertson, Esq.
                Armand Paliotta, Esq.

       Facsimile No.: (405) 235-7329

    if to the Swisher Trusts and Swisher, to:

       George W. Swisher, Jr.
       1500 Dorchester
       Oklahoma City, OK 73120

    with a copy to:

       Andrews Davis Legg Bixler Milsten & Price
       500 West Main, Suite 500
       Oklahoma City, OK 73102
       Attention: Robert B. Milsten, Esq.

       Facsimile No.: (405) 235-8786

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties. Each such notice, request or other communication shall be effective (a) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.3 and the appropriate facsimile confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 8.3.

    8.4. GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflict of laws.

    8.5. SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

    8.6. COUNTERPARTS; EFFECTIVENESS. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

                                     B-2-6

    8.7. FEES AND EXPENSES. Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses.

    8.8. JURISDICTION. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby may be brought in any federal or state court located in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

    8.9. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

    8.10. CAPTIONS. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

    8.11. SPECIFIC PERFORMANCE. Each party acknowledges and agrees that the other party could be irreparably damaged in the event that its obligations contained in this Agreement are not performed in accordance with their specific terms or are otherwise breached in each case on or prior to the Expiration Date. Accordingly, each party agrees that the other party will be entitled to an injunction or injunctions to enforce specifically any covenants in any action in any court having personal and subject matter jurisdiction, in addition to any other remedy to which that party may be entitled at law or in equity.

    8.12. SHAREHOLDER CAPACITY. Nothing in this Agreement, including without limitation Section 3(c) hereof, shall limit or restrict Swisher in acting in his capacity as a director of the Company and exercising his fiduciary duties and responsibilities, it being understood that this Agreement shall apply to Swisher solely in his capacity as a shareholder of the Company and shall not apply to Swisher's actions, judgments or decisions as a director of the Company.

    IN WITNESS WHEREOF, the Company, Parent, Merger Sub and Swisher have caused this Agreement to be duly executed as of the day and year first above written.

                                                       TEREX CORPORATION

                                                       By:  /s/ ERIC I COHEN
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       CMI CORPORATION

                                                       By:  /s/ JAMES D. HOLLAND
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                     B-2-7

                                                       CLAUDIUS ACQUISITION CORP.

                                                       By:  /s/ ERIC I COHEN
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       GEORGE WILLIAM SWISHER, JR. & HAZEL
                                                       WANDA SWISHER CHARITABLE REMAINDER UNITRUST

                                                       By:  /s/ GEORGE WILLIAM SWISHER, JR.
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       GEORGE WILLIAM SWISHER, JR. & HAZEL
                                                       WANDA SWISHER CHARITABLE REMAINDER II

                                                       By:  /s/ GEORGE WILLIAM SWISHER, JR.
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       GEORGE WILLIAM SWISHER, JR. TRUST

                                                       By:  /s/ GEORGE WILLIAM SWISHER, JR.
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                       GEORGE WILLIAM SWISHER, SR. TRUST

                                                       By:  /s/ GEORGE WILLIAM SWISHER, JR.
                                                            -----------------------------------------
                                                            Name:
                                                            Title:

                                                            /s/ GEORGE WILLIAM SWISHER, JR.
                                                            -----------------------------------------
                                                            George William Swisher, Jr.

                                     B-2-8

                                 SCHEDULE 5(D)

RECORD HOLDER                                             NO. OF SHARES
-------------                                             -------------
George William Swisher, Jr. and
Hazel Wanda Swisher Charitable
Remainder Unitrust u/t/a dated 12/22/94                     500,000

George William Swisher, Jr. and
Hazel Wanda Swisher Charitable
Remainder Unitrust II u/t/a dated 12/21/98                  100,000

George William Swisher, Jr. Trust
u/t/a dated 12/31/93                                       1,466,434

George W. Swisher, Sr. Trust
u/t/a dated 10/26/94, as amended                              449

                                     B-2-9

                                                                       EXHIBIT A

                               IRREVOCABLE PROXY

    Pursuant to the Voting Agreement, dated as of June 27, 2001, among Terex Corporation, a Delaware corporation ("PARENT"), Claudius Acquisition Corp., an Oklahoma corporation and a direct wholly owned subsidiary of Parent ("MERGER SUB"), CMI Corporation, an Oklahoma corporation (the "COMPANY"), and the undersigned (the "VOTING AGREEMENT"), the undersigned hereby irrevocably appoints, subject to the proviso to this sentence, designees of Parent, the attorneys, agents and proxies, with full power of substitution, for the undersigned and in the name, place and stead of the undersigned to vote in such manner as such attorneys, agents and proxies or their substitutes shall in their sole discretion deem proper and otherwise act, including the execution of written consents, with respect to all voting securities (the "SECURITIES") of the Company, which the undersigned is or may be entitled to vote with respect to the Specified Issues (as defined below), whether such vote shall take place at an annual or special meeting of the Company or whether or not at an adjourned or postponed meeting, or in respect of which the undersigned is or may be entitled to act by written consent; provided, however, that (a) with respect to any of the actions described in clause (i) of the next succeeding sentence, such designees (and any substitutes thereof) are so appointed only to vote in favor of any such actions, and (b) with respect to any of the actions described in clause (ii) of the next succeeding sentence, such designees (and any substitutes thereof) are so appointed only to vote against any such actions. For purposes hereof, "SPECIFIED ISSUES" shall mean a vote concerning (i) the adoption and approval of the Agreement and Plan of Merger dated as of June 27, 2001 among Parent, the Company and Merger Sub (the "MERGER AGREEMENT") and the merger pursuant thereto and approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and (ii) any of the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company; and (b) a sale, lease or transfer of all or substantially all of the assets of the Company, or a reorganization, recapitalization, dissolution or liquidation of the Company. This Proxy is coupled with an interest and shall be irrevocable and binding on any successor in interest of the undersigned. This Proxy shall operate to revoke any prior proxy as to the Securities heretofore granted by the undersigned. This Proxy shall be effective as of the date of the Voting Agreement and shall terminate upon the Expiration Date (as defined in the Voting Agreement).

                                    B-2-A-1

                                                                         ANNEX C

                                                                   June 27, 2001

Board of Directors
CMI Corporation
I-40 & Morgan Street
Oklahoma City, OK 73128

Members of the Board:

    You have asked us to advise you with respect to the fairness to the holders of CMI Common Stock (as defined below) from a financial point of view of the Aggregate Consideration (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of June 27, 2001 (the "Merger Agreement"), among the Company, Terex Corporation (the "Acquiror"), and Claudius Acquisition Corp., a wholly owned subsidiary of the Acquiror ("Merger Sub"). The Merger Agreement provides for the merger of Merger Sub with and into the Company (the "Merger") pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Voting Class A Common Stock, par value $.10 per share ("Voting Class A Shares"), and Voting Common Stock, par value $.10 per share ("Voting Common Shares" and, together with the Voting Class A Shares, "CMI Common Stock"), of the Company will be converted into 0.16 of a share of common stock, par value $.01 per share ("Acquiror Common Stock"), of the Acquiror, subject to adjustment as provided in the Merger Agreement (the "Exchange Ratio"). The Merger Agreement provides that,
(A) if the consolidated net debt of the Company as of the end of the last business day of the last full week immediately preceding the closing of the Merger (the "Closing Net Debt Amount") is greater than $75.25 million but not greater than $90 million, then the 0.16 of a share of Acquiror Common Stock will be adjusted to equal the product of (x) .16 and (y) a fraction, the numerator of which is the sum of (i) the product of $3.5536 and the number of shares of Company Common Stock outstanding as of the close of business two business days prior to the closing of the Merger (the "Closing Outstanding Share Number") and
(ii) $75.25 million, and the denominator of which is the sum of (i) the product of $3.5536 and the Closing Outstanding Share Number and (ii) the Closing Net Debt Amount and (B) if the Closing Net Debt Amount is greater than $90 million, then the 0.16 of a share of Acquiror Common Stock will be adjusted to equal the product of (x) .1458 and (y) a fraction, the numerator of which is (i) the product of $3.2382 and the Closing Outstanding Share Number minus (ii) the Closing Net Debt Amount minus $90 million, and the denominator of which is the product of $3.2382 and the Closing Outstanding Share Number. The aggregate number of shares of Acquiror Common Stock to be issued to the holders of CMI Common Stock pursuant to the Merger, together with cash in lieu of fractional shares of Acquiror Common Stock, is referred to herein as the "Aggregate Consideration."

    In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company and the Acquiror, as well as the Merger Agreement. We have also reviewed certain other information, including financial forecasts, provided to or discussed with us by the Company and the Acquiror, and have met with the Company's and the Acquiror's management to discuss the business and prospects of the Company and the Acquiror. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared those data with similar data for other publicly held companies in businesses similar to the Company and the Acquiror and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

    In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on it being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's and the Acquiror's management as to the future financial performance of the Company and the Acquiror. You also have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the actual value of the Acquiror Common Stock when issued to the holders of CMI Common Stock pursuant to the Merger or the prices at which the Acquiror Common Stock will trade at any time. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to the Company or the Company's underlying business decision to engage in the Merger. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof.

    We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

    In the past, we and our affiliates have provided certain financial and investment banking services to both the Company and the Acquiror for which we have received customary fees for such services. In addition, we are currently providing, and may in the future provide, financial and investment banking services to the Acquiror unrelated to the Merger for which we expect to receive customary fees in the future.

    In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this letter is for the information of the Board of Directors in connection with its consideration of the Merger and does not constitute a recommendation as to how any stockholder of the Company should vote or act on any matter relating to the Merger.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be received by the holders of CMI Common Stock is fair to such holders from a financial point of view.

                                          Very truly yours,
                                          /s/ Credit Suisse First Boston
                                          Corporation

                                                                         ANNEX D

   SECTION 1091 OF THE OKLAHOMA GENERAL CORPORATION ACT 1091.APPRAISAL RIGHTS
                                APPRAISAL RIGHTS

    A. Any shareholder of a corporation of this state who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection D of this section with respect to the shares, who continuously holds the shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection D of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to the provisions of Section 1073 of this title shall be entitled to an appraisal by the district court of the fair value of the shares of stock under the circumstances described in subsections B and C of this section. As used in this section, the word "shareholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and "depository receipt" means an instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository. The provisions of this subsection shall be effective only with respect to mergers or consolidations consummated pursuant to an agreement of merger or consolidation entered into after November 1, 1988.

    B. 1. Except as otherwise provided for in this subsection, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation, or of the acquired corporation in a share acquisition, to be effected pursuant to the provisions of
Section 1081, other than a merger effected pursuant to subsection G of Section 1081, and Sections 1082, 1086, 1087, 1090.1 or 1090.2 of this title.

    2. a. No appraisal rights under this section shall be available for the shares of any class or series of stock which stock, or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either:

    (1) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

    (2) held of record by more than two thousand holders.

    No appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided in subsection G of Section 1081 of this title.

    b. In addition, no appraisal rights shall be available for any shares of stock, or depository receipts in respect thereof, of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided for in subsection F of
Section 1081 of this title.

    3. Notwithstanding the provisions of paragraph 2 of this subsection, appraisal rights provided for in this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to the provisions of Sections 1081, 1082, 1086, 1087, 1090.1 or 1090.2 of this title to accept for the stock anything except:

    a. shares of stock of the corporation surviving or resulting from the merger or consolidation or depository receipts thereof, or

    b. shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than two thousand holders, or

    c. cash in lieu of fractional shares or fractional depository receipts described in subparagraphs a and b of this paragraph, or

    d. any combination of the shares of stock, depository receipts, and cash in lieu of the fractional shares or depository receipts described in subparagraphs a, b, and c of this paragraph.

    4. In the event all of the stock of a subsidiary Oklahoma corporation party to a merger effected pursuant to the provisions of Section 1083 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Oklahoma corporation.

    C. Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections D and E of this section, shall apply as nearly as is practicable.

    D. Appraisal rights shall be perfected as follows:

    1. If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of shareholders, the corporation, not less than twenty (20) days prior to the meeting, shall notify each of its shareholders entitled to appraisal rights that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in the notice a copy of this section. Each shareholder electing to demand the appraisal of the shares of the shareholder shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of the shares of the shareholder. The demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of the shares of the shareholder. A proxy or vote against the merger or consolidation shall not constitute such a demand. A shareholder electing to take such action must do so by a separate written demand as herein provided. Within ten (10) days after the effective date of the merger or consolidation, the surviving or resulting corporation shall notify each shareholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation as of the date that the merger or consolidation has become effective; or

    2. If the merger or consolidation is approved pursuant to the provisions of
Section 1073 or 1083 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all of the shares of the class or series of stock of the constituent corporation, and shall include in such notice a copy of this section; provided, if the notice is given on or after the effective date of the merger or consolidation, the notice shall be given by the surviving or resulting corporation to all the holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. The notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify the shareholders of the effective date of the merger or consolidation. Any shareholder entitled to appraisal rights may, within twenty (20) days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of the holder's shares. The demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends to demand the appraisal of the holder's shares. If the notice does not notify shareholders of the effective date of the merger or consolidation either:

    a. Each constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of the constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation, or

    b. The surviving or resulting corporation shall send a second notice to all holders on or within ten (10) days after the effective date of the merger or consolidation; provided, however, that if the second notice is sent more than twenty (20) days following the mailing of the first notice, the second notice need only be sent to each shareholder who is entitled to appraisal rights and who has demanded appraisal of the holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the shareholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than ten (10) days prior to the date the notice is given; provided, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be the effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    E. Within one hundred twenty (120) days after the effective date of the merger or consolidation, the surviving or resulting corporation or any shareholder who has complied with the provisions of subsections A and D of this section and who is otherwise entitled to appraisal rights, may file a petition in district court demanding a determination of the value of the stock of all such shareholders; provided, however, at any time within sixty (60) days after the effective date of the merger or consolidation, any shareholder shall have the right to withdraw the demand of the shareholder for appraisal and to accept the terms offered upon the merger or consolidation. Within one hundred twenty
(120) days after the effective date of the merger or consolidation, any shareholder who has complied with the requirements of subsection A and D of this section, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of the shares. The written statement shall be mailed to the shareholder within (10) days after the shareholder's written request for such a statement is received by the surviving or resulting corporation or within ten (10) days after expiration of the period for delivery of demands for appraisal pursuant to the provisions of subsection D of this section, whichever is later.

    F. Upon the filing of any such petition by a shareholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which, within twenty (20)days after service, shall file in the office of the court clerk of the district court in which the petition was filed, a duly verified list containing the names and addresses of all shareholders who have demanded payment for their shares and with whom agreements regarding the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The court clerk, if so ordered by the court, shall give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the surviving or resulting corporation and to the shareholders shown on the list at the addresses therein stated. Notice shall also be given by one or more publications at least one
(1) week before the day of the hearing, in a newspaper of general circulation published in the City of Oklahoma City, Oklahoma, or such other publication as the court deems advisable. The forms of the notices by mail and by publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.

    G. At the hearing on the petition, the court shall determine the shareholders who have complied with the provisions of this section and who have become entitled to appraisal rights. The court may require the shareholders who have demanded an appraisal of their shares and who hold stock represented by certificates to submit their certificates of stock to the court clerk for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with this direction, the court may dismiss the proceedings as to that shareholder.

    H. After determining the shareholders entitled to an appraisal, the court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining the fair value, the court shall take into account all relevant factors. In determining the fair rate of interest, the court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any shareholder entitled to participate in the appraisal proceeding, the court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the shareholder entitled to an appraisal. Any shareholder whose name appears on the list filed by the surviving or resulting corporation pursuant to the provisions of subsection F of this section and who has submitted the certificates of stock of the shareholder to the court clerk, if required, may participate fully in all proceedings until it is finally determined that the shareholder is not entitled to appraisal rights pursuant to the provisions of this section.

    I. The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the shareholders entitled thereto. Interest may be simple or compound, as the court may direct. Payment shall be made to each shareholder, in the case of holders of uncertificated stock immediately, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing the stock. The court's decree may be enforced as other decrees in the district court may be enforced, whether the surviving or resulting corporation be a corporation of this state or of any other state.

    J. The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a shareholder, the court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

    K. From and after the effective date of the merger or consolidation, no shareholder who has demanded appraisal rights as provided for in subsection D of this section shall be entitled to vote the stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions payable to shareholders of record at a date which is prior to the effective date of the merger or consolidation; provided, however, that if no petition for an appraisal shall be filed within the time provided for in subsection E of this section, or if the shareholder shall deliver to the surviving or resulting corporation a written withdrawal of the shareholder's demand for an appraisal and an acceptance of the merger or consolidation, either within sixty (60) days after the effective date of the merger or consolidation as provided for in subsection E of this section or thereafter with the written approval of the corporation, then the right of the shareholder to an appraisal shall cease; provided further, no appraisal proceeding in the district court shall be dismissed as to any shareholder without the approval of the court, and approval may be conditioned upon terms as the court deems just.

    L. The shares of the surviving or resulting corporation into which the shares of any objecting shareholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law ("DGCL") and Article IX of Terex's restated by-laws provide for the indemnification of Terex's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act.

    Article IX of Terex's restated by-laws generally requires Terex to indemnify its officers and directors against all liabilities (including judgments, settlements, fines and penalties) and reasonable expenses incurred in connection with the investigation, defense, settlement or appeal of certain actions, whether instituted by a third party or a stockholder (either directly or indirectly) and including specifically, but without limitation, actions brought under the Securities Act, and/or the Exchange Act; except that no such indemnification will be permitted if such director or officer was not successful in defending against any such action and it is determined that the director or officer breached or failed to perform his or her duties to Terex, and such breach or failure constitutes (i) a willful breach of his or her "duty of loyalty", (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of the law, (iii) a violation of Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock or (iv) a transaction where such individual derived an improper financial profit (unless it is deemed that such profit is immaterial in light of all of the circumstances) (collectively, "Breach of Duty"). Notwithstanding the foregoing, subject to certain exceptions, the restated by-laws provide that directors or officers initiating an action are not entitled to indemnification.

    The restated by-laws of Terex also establish certain procedures by which
(i) a director or officer may request an advance on his or her reasonable expenses, prior to the final disposition of an action, (ii) Terex may withhold an indemnification payment from a director or officer, (iii) a director or officer may be entitled to partial indemnification and (iv) a director or officer may challenge Terex's denial to furnish him or her with requested indemnification. Additionally, the Restated By-laws provide that the adverse termination of an action against an officer or director, is not in and of itself sufficient to create a presumption that a director or officer engaged in conduct constituting a Breach of Duty.

    Finally, Terex's restated certificate of incorporation contains a provision which eliminates the personal liability of a director to Terex and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's "duty of loyalty" (as further defined therein) to Terex or its stockholders, (ii) for acts or omissions not in "good faith" (as further defined therein) or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating in general to the willful or negligent payment of an illegal dividend or the authorization of an unlawful stock repurchase or redemption, or
(iv) for any transaction from which the director derived an improper personal profit to the extent of such profit. This provision of the restated certificate of incorporation offers persons who serve on the Board of Directors of Terex protection against awards of monetary damages resulting from negligent (except as indicated above) and "grossly" negligent actions taken in the performance of their duty of care, including grossly negligent business decisions made in connection with takeover proposals for Terex. As a result of this provision, the ability of Terex or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. Although the validity and scope of Section 145 of the DGCL has not been tested in court, the Securities and Exchange Commission has taken the position that the provision will have no effect on claims arising under the Federal securities laws.

    Terex maintains a directors' and officers' insurance policy which insures the officers and directors of Terex from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of Terex.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


                  2.1   Agreement and Plan of Merger dated as of June 27, 2001 among
                        Terex Corporation, CMI Corporation and Claudius Acquisition
                        Corp. (included as Annex A to the Proxy Statement/Prospectus contained in this Registration Statement).

                  4.1   Restated Certificate of Incorporation of Terex Corporation
                        (incorporated by reference to Exhibit 3.1 to the Form S-1
                        Registration Statement of Terex Corporation,
                        Registration No. 33-52297.

                  4.2   Certificate of Elimination with respect to the Series B
                        Preferred Stock (incorporated by reference to Exhibit 4.3 to the Form 10-K for the year ended December 31, 1998 of Terex
                        Corporation filed on March 31, 1999).

                  4.3   Certificate of Amendment to Certificate of Incorporation of
                        Terex Corporation dated September 5, 1998 (incorporated by reference to Exhibit 3.3 to the Form 10-K for the year ended
                        December 31, 1998 of Terex Corporation filed on March 31,
                        1999).

                  4.4   Amended and Restated Bylaws of Terex Corporation
                        (incorporated by reference to Exhibit 3.2 to the Form 10-K for the year ended December 31, 1998 of Terex Corporation filed on March 31, 1999).

                  5.1 Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP as to the legality of securities being registered.

                  5.2   Form of opinion of Fried, Frank, Harris, Shriver & Jacobson as to certain tax matters in the merger.

                 23.1   Consent of Independent Accountants--PricewaterhouseCoopers
                        LLP (for Terex).

                 23.2   Consent of Independent Auditors--KPMG LLP (for CMI).

                 23.3   Consent of Robinson Silverman Pearce Aronsohn & Berman LLP
                        (included as part of Exhibit 5.1).

                 23.4   Form of consent of Fried, Frank, Harris, Shriver & Jacobson
                        (included as part of Exhibit 5.2).

                 24.1   Power of Attorney (included on signature page).

                 99.1   Form of Proxy Card of CMI Corporation for Special Meeting of
                        Shareholders of CMI Corporation.

                 99.2   Consent of Credit Suisse First Boston Corporation.

Terex Corporation

    Report of PricewaterhouseCoopers LLP (included as part of Exhibit 23.1)

    Schedule II--Valuation and Qualifying Accounts and Reserves

    All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

ITEM 22. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (5) That every prospectus: (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of
    Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
    Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westport, State of Connecticut, on July 27, 2001.

                                                       TEREX CORPORATION

                                                       By:             /s/ RONALD M. DEFEO
                                                            -----------------------------------------
                                                                         Ronald M. DeFeo
                                                               CHAIRMAN, PRESIDENT, CHIEF EXECUTIVE
                                                               OFFICER AND CHIEF OPERATING OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Ronald M. DeFeo and Eric I Cohen, or either of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any related Rule 462(b) Registration Statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                        NAME                                      TITLE                    DATE
                        ----                                      -----                    ----
                                                       Chairman, Chief Executive
                 /s/ RONALD M. DEFEO                     Officer and Director
     -------------------------------------------         (Principal Executive         July 27, 2001
                   Ronald M. DeFeo                       Officer)

                /s/ JOSEPH F. APUZZO                   Chief Financial Officer
     -------------------------------------------         (Principal Financial         July 27, 2001
                  Joseph F. Apuzzo                       Officer)

                /s/ KEVIN M. O'REILLY
     -------------------------------------------       Controller (Principal          July 27, 2001
                  Kevin M. O'Reilly                      Accounting Officer)

                /s/ G. CHRIS ANDERSEN
     -------------------------------------------       Director                       July 27, 2001
                  G. Chris Andersen

                        NAME                                      TITLE                    DATE
                        ----                                      -----                    ----
                 /s/ WILLIAM H. PIKE
     -------------------------------------------       Director                       July 27, 2001
                   William H. Pike

                /s/ DONALD P. JACOBS
     -------------------------------------------       Director                       July 27, 2001
                  Donald P. Jacobs

                  /s/ DON DEFOSSET
     -------------------------------------------       Director                       July 27, 2001
                    Don DeFosset

               /s/ MARVIN B. ROSENBERG
     -------------------------------------------       Director                       July 27, 2001
                 Marvin B. Rosenberg

                 /s/ DAVID A. SACHS
     -------------------------------------------       Director                       July 27, 2001
                   David A. Sachs

                                 EXHIBIT INDEX


                  2.1   Agreement and Plan of Merger dated as of June 27, 2001 among
                        Terex Corporation, CMI Corporation and Claudius Acquisition
                        Corp. (included as Annex A to the Proxy Statement/Prospectus contained in this Registration Statement).

                  4.1   Restated Certificate of Incorporation of Terex Corporation
                        (incorporated by reference to Exhibit 3.1 to the Form S-1
                        Registration Statement of Terex Corporation,
                        Registration No. 33-52297.

                  4.2   Certificate of Elimination with respect to the Series B
                        Preferred Stock (incorporated by reference to Exhibit 4.3 to the Form 10-K for the year ended December 31, 1998 of Terex
                        Corporation filed on March 31, 1999).

                  4.3   Certificate of Amendment to Certificate of Incorporation of
                        Terex Corporation dated September 5, 1998 (incorporated by reference to Exhibit 3.3 to the Form 10-K for the year ended
                        December 31, 1998 of Terex Corporation filed on March 31,
                        1999).

                  4.4   Amended and Restated Bylaws of Terex Corporation
                        (incorporated by reference to Exhibit 3.2 to the Form 10-K for the year ended December 31, 1998 of Terex Corporation filed on March 31, 1999).

                  5.1 Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP as to the legality of securities being registered.

                  5.2   Form of opinion of Fried, Frank, Harris, Shriver & Jacobson as to certain tax matters in the merger.

                 23.1   Consent of Independent Accountants--PricewaterhouseCoopers
                        LLP (for Terex).

                 23.2   Consent of Independent Auditors--KPMG LLP (for CMI).

                 23.3   Consent of Robinson Silverman Pearce Aronsohn & Berman LLP
                        (included as part of Exhibit 5.1).

                 23.4   Form of consent of Fried, Frank, Harris, Shriver & Jacobson
                        (included as part of Exhibit 5.2).

                 24.1   Power of Attorney (included on signature page).

                 99.1   Form of Proxy Card of CMI Corporation for Special Meeting of
                        Shareholders of CMI Corporation.

                 99.2   Consent of Credit Suisse First Boston Corporation.